      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------
                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                               ------------------
                     BINGHAM FINANCIAL SERVICES CORPORATION
             (Exact name of registrant as specified in its charter)

            MICHIGAN                            6141                            38-3313951
(State or Other Jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 Incorporation or Organization)     Classification Code Number)           Identification Number)

                                                                     RONALD A. KLEIN
                                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
              260 EAST BROWN STREET                               260 EAST BROWN STREET
                    SUITE 200                                           SUITE 200
            BIRMINGHAM, MICHIGAN 48009                          BIRMINGHAM, MICHIGAN 48009
                  (248) 644-8838                                      (248) 644-8838
   (Address, Including Zip Code, and Telephone      (Name, Address, Including Zip Code, and Telephone
                      Number,                       Number, Including Area Code, of Agent for Service)
  Including Area Code, of Registrant's Principal
                 Executive Offices)

                               ------------------
                                   Copies to:

       PETER SUGAR, ESQ.                   DAVID F. SIMON                LAURENCE B. DEITCH, ESQ.
       JOEL M. ALAM, ESQ.              CHAIRMAN OF THE BOARD               FRED B. GREEN, ESQ.
      MATTHEW MURPHY, ESQ.              FRANKLIN BANK, N.A.              FORREST O. DILLON, ESQ.
  JAFFE, RAITT, HEUER & WEISS          24275 W. 12 MILE ROAD           BODMAN LONGLEY & DAHLING LLP
    PROFESSIONAL CORPORATION         SOUTHFIELD, MICHIGAN 48034           100 RENAISSANCE CENTER
      ONE WOODWARD AVENUE                  (248) 358-4710                       34TH FLOOR
         SUITE NO. 2400                                                  DETROIT, MICHIGAN 48243
    DETROIT, MICHIGAN 48226                                                   (313) 259-7777
         (313) 961-8380

                               ------------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
                               ------------------
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                               ------------------
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                               ------------------
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM       PROPOSED MAXIMUM
         TITLE OF EACH CLASS               AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
   OF SECURITIES TO BE REGISTERED         REGISTERED(1)            PER SHARE               PRICE(2)           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value...........    5,772,230 shares             N/A                $49,695,437              $13,120
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of common stock, $1.00 par value per share, of Franklin Bank, N.A. that may be outstanding immediately prior to the merger described herein, assuming the exercise of all options to acquire Franklin common stock that are exercisable prior to the effective time (421,232 shares) and excluding 145,700 shares owned by the registrant, multiplied by the exchange ratio of 1.525 shares of the registrant's common stock for each share of Franklin common stock.

(2) Estimated solely for the purposes of calculating the registration fee pursuant to Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and computed pursuant to Rule 457(f)(1) promulgated under the Securities Act by multiplying (i) $8.6094, the average of the high and low sales price of a share of Franklin common stock quoted on the Nasdaq National Market System on May 30, 2000, and (ii) the maximum number of outstanding shares of Franklin common stock, assuming the exercise of all options to acquire Franklin common stock which are exercisable prior to the effective time of the merger.

                               ------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   [BINGHAM LOGO]                                         [FRANKLIN LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

    We are writing to you about the most significant opportunity in our respective histories. We are proposing a "merger of equals" between Bingham Financial Services Corporation and Franklin Bank, N.A. We are very excited by the opportunities we envision for the combined company. We believe the combined company will have enhanced potential for revenue and earnings growth resulting from the combination of Bingham's ability to originate a high volume of higher-yielding loans and Franklin's historical ability to attract lower-cost deposits. In addition, we believe the combined company will benefit from a strengthened management team drawn from both companies, as well as the ability to attract new experienced industry personnel. For example, contingent upon the completion of the merger, Joseph G. Horonzy, a 25-year veteran of the commercial banking industry, has agreed to join the board of directors of the combined company and to serve as Franklin's Chief Executive Officer. Both of our boards of directors have approved the merger and believe the merger is in the best interests of the stockholders of the companies. Accordingly, both of our boards of directors recommend that you vote for the merger.

    If Bingham and Franklin merge, Bingham will issue to Franklin's stockholders
1.525 shares of Bingham common stock for each share of Franklin common stock that they own. Approximately 5.1 million shares of Bingham common stock will be issued to Franklin stockholders in the merger, based on the number of shares of
Franklin common stock outstanding on           , 2000. Fractional shares will be
paid in cash. Franklin stockholders who properly dissent from the merger will receive cash instead of shares if the merger is approved. If the merger occurs, Franklin's stockholders will own approximately 66% of the combined company and Bingham's stockholders will own the remainder. As a result, Franklin will be deemed to be the acquiring company for accounting purposes. We expect that there will be no goodwill recorded by the combined company as a result of the merger. The absence of goodwill will benefit the combined company because we will not be required to reduce earnings by amortizing goodwill.

    In connection with the merger, Franklin will convert from a national bank to a federally-chartered savings association and Bingham will become a thrift holding company. We believe a thrift holding company structure provides numerous advantages to the combined company.

    Bingham common stock trades on the Nasdaq SmallCap Market under the symbol
"BFSC." On           , 2000 Bingham common stock traded at $    per share, so
the value of 1.525 shares was approximately $    on that date. The trading price
of Bingham common stock will fluctuate, however, so the value of the Bingham common stock to be received by Franklin stockholders will change. After the merger, Bingham's shares will be listed on the Nasdaq National Market System.

    We cannot complete the merger unless the stockholders of both of our companies and the regulatory authorities approve it. Each of us will hold a meeting of our stockholders to vote on this merger proposal. YOUR VOTE IS VERY IMPORTANT. For the merger to occur, Franklin stockholders owning TWO-THIRDS of Franklin common stock and Bingham stockholders owning A MAJORITY of Bingham common stock must vote for it. Whether or not you plan to attend your stockholder meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the merger. FRANKLIN AND BINGHAM STOCKHOLDERS WHO DO NOT RETURN THEIR PROXY CARDS OR DO NOT INSTRUCT THEIR BROKERS HOW TO VOTE SHARES HELD BY THEM IN "STREET NAME" WILL BE COUNTED AS A VOTE AGAINST THE MERGER.

 The annual meeting of Bingham stockholders will be held
                            , 2000
                     a.m., local time
 BINGHAM'S BOARD OF DIRECTORS RECOMMENDS THAT BINGHAM STOCKHOLDERS VOTE FOR THE PROPOSALS AND NOMINEES.

Ronald A. Klein
President and Chief Executive Officer
Bingham Financial Services Corporation

 The special meeting of Franklin stockholders will be held
                            , 2000
                     p.m., local time
 FRANKLIN'S BOARD OF DIRECTORS RECOMMENDS THAT FRANKLIN'S STOCKHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

David F. Simon
Chairman of the Board
Franklin Bank, N.A.

SEE "RISK FACTORS" ON PAGE 14 FOR A DISCUSSION OF CERTAIN INFORMATION RELEVANT TO THE DECISION TO APPROVE THE MERGER.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER GOVERNMENTAL AGENCY HAS APPROVED OF THE BINGHAM COMMON STOCK TO BE ISSUED UNDER THIS DOCUMENT IN THE MERGER OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE BINGHAM COMMON STOCK OFFERED HEREBY IS NOT A SAVINGS ACCOUNT, DEPOSIT OR OTHER OBLIGATION OF ANY BANK OR SAVINGS ASSOCIATION AND IS NOT INSURED BY ANY GOVERNMENTAL AGENCY.

    Joint proxy statement/prospectus dated                   , 2000 and first
mailed to stockholders of Bingham and Franklin on or about            , 2000.

                 THE MOST IMPORTANT THING FOR YOU TO DO IS VOTE

HOW TO VOTE

Franklin stockholders of record

     - By telephone: Call ______________

     - By Internet: __________________

     - By mail: Mark, sign, date and mail your proxy card.

Bingham stockholders of record

     - By telephone: Call ______________

     - By Internet: __________________

     - By mail: Mark, sign, date and mail your proxy card.

Other stockholders

     If your shares are held in the name of a bank, broker or other holder of record, follow the voting instructions you receive from the holder of record. Telephone and Internet voting also will be offered to shareholders owning stock through certain banks and brokers.

            PLEASE VOTE YOUR SHARES. IF YOU VOTE BY TELEPHONE OR THE
              INTERNET, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.

                            FRANKLIN SPECIAL MEETING

     The Franklin special meeting is open only to Franklin stockholders bearing an admission card or other proof of ownership of Franklin stock.

To obtain an admission card:

     Franklin stockholders of record: An admission card is attached to your proxy card.

     Other Franklin stockholders:     Call ______________

                             BINGHAM ANNUAL MEETING

     The Bingham annual meeting is open only to Bingham stockholders bearing an admission card or other proof of ownership of Bingham stock.

To obtain an admission card:

     Bingham stockholders of record: An admission card is attached to your proxy card.

     Other Bingham stockholders:     Call ______________

                             STOCKHOLDER QUESTIONS

     Franklin stockholders should call Regan & Associates, Inc. at
1-800-737-3426.

     Bingham stockholders should call D.F. King & Co., Inc. at 1-800-207-3156.

                     BINGHAM FINANCIAL SERVICES CORPORATION
                             260 EAST BROWN STREET
                                   SUITE 200
                           BIRMINGHAM, MICHIGAN 48009

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD             , 2000

     The annual meeting of stockholders of Bingham Financial Services Corporation, a Michigan corporation, will be held at 10:00 a.m., local time, on
            , 2000, at           , for the following purposes:

          1. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated May 16, 2000, by and between Bingham and Franklin Bank, N.A. and the transactions it contemplates, including:

        - the issuance of shares of Bingham common stock to Franklin stockholders in the merger, the conversion of Franklin stock options into Bingham stock options and the assumption of the Franklin stock option plans; and

        - the reconfiguration of Bingham's board of directors.

          2. To consider and vote upon a proposal to approve an amendment to Bingham's 1997 stock option plan to increase the number of shares of common stock that can be issued under the plan from 10% of the total number of issued and outstanding shares of Bingham common stock to the greater of 415,000 shares of Bingham common stock or 10% of the total number of issued and outstanding shares of Bingham common stock.

          3. To approve an amendment to Bingham's restated articles of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 50,000,000.

          4. To elect three nominees to the Bingham board of directors to serve until the earlier of the expiration of their term or the consummation of the merger.

          5. To transact such other business as may properly come before the Bingham annual meeting or any adjournments or postponements thereof.

     Bingham's board of directors is not aware of any other business to come before the annual meeting. The amendments to the option plan and restated articles of incorporation, if approved, will be implemented even if the merger is not approved. The approval of the amendment to the stock option plan is a condition to the consummation of the merger. Bingham and Franklin may elect to waive this condition under the terms of the merger agreement.

     Only holders of record of shares of Bingham common stock at the close of
business on             , 2000 are entitled to notice of the Bingham annual
meeting and to vote at the annual meeting or at any and all adjournments or postponements thereof. A list of Bingham stockholders entitled to vote at the annual meeting will be available to and subject to inspection by any stockholder during the meeting.

     If you have any questions, please call D.F. King & Co., Inc., which is assisting us with the meeting, at 1-800-207-3156.

                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            Gary A. Shiffman
                                            Chairman of the Board and
                                            Secretary

Birmingham, Michigan
            , 2000

     WHETHER OR NOT YOU PLAN TO ATTEND THE BINGHAM ANNUAL MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THIS DOCUMENT AT ANY TIME BEFORE THE PROXY HAS BEEN VOTED AT THE BINGHAM ANNUAL MEETING.

                              FRANKLIN BANK, N.A.
                              24275 W. 12 MILE RD.
                           SOUTHFIELD, MICHIGAN 48034

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD             , 2000

     A special meeting of stockholders of Franklin Bank, N.A., a national
banking association, will be held at           a.m., local time, on
            , 2000, at           , for the following purposes:

          1. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated May 16, 2000, by and between Franklin and Bingham Financial Services Corporation pursuant to which:

        - Franklin will be merged with and into a newly-formed federally-chartered savings association subsidiary of Bingham, resulting in Franklin becoming a federally-chartered savings association and a wholly-owned subsidiary of Bingham; and

        - all issued and outstanding shares of common stock of Franklin (other than shares owned by Bingham) will be cancelled and converted automatically into the right to receive, upon the surrender of the certificate formerly representing such shares, 1.525 fully paid and nonassessable shares of Bingham common stock.

          2. To transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

     Franklin's board of directors is not aware of any other business to come before the special meeting.

     Only holders of record of shares of Franklin common stock at the close of
business on             , 2000 are entitled to notice of the special meeting and
to vote at the special meeting or at any and all adjournments or postponements thereof.

     If you have any questions, please call Regan & Associates, Inc., which is assisting us with the meeting, at 1-800-737-3426.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          David F. Simon
                                          Chairman of the Board

Southfield, Michigan
            , 2000

     WHETHER OR NOT YOU PLAN TO ATTEND THE FRANKLIN SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THIS DOCUMENT AT ANY TIME BEFORE THE PROXY HAS BEEN VOTED AT THE FRANKLIN SPECIAL MEETING.

                               TABLE OF CONTENTS

Questions and Answers about the
  Merger and Meetings................     1
Summary..............................     3
Summary Consolidated Historical
  Financial and Operating Data of
  Bingham............................    10
Summary Consolidated Historical
  Financial and Operating Data of
  Franklin...........................    11
Comparative Per Share Data...........    12
Historical and Pro Forma Per Share
  Data of Bingham and Franklin.......    13
Risk Factors.........................    14
  Risks Related to the Merger........    14
  Risks Related to Our Business after
     the Merger......................    15
Forward-Looking Statements...........    19
Comparative Market Prices and
  Dividends..........................    20
The Merger...........................    22
  Overview of the Merger.............    22
  Background of the Merger...........    22
  Reasons for the Merger.............    26
  Factors Considered by the Boards of
     Directors.......................    29
  Recommendations of the Franklin and
     Bingham Boards of Directors.....    30
  Merger Consideration...............    30
  Treatment of Franklin Stock
     Options.........................    31
  Opinion of Franklin's Financial
     Advisor.........................    31
  Opinion of Bingham's Financial
     Advisor.........................    35
  Dissenters' Rights.................    37
  Fractional Shares..................    38
  Exchange of Certificates...........    38
  Management and Boards of Directors
     after the Merger................    39
  Interests of Directors and Officers
     in the Merger...................    43
  Representations and Warranties.....    45
  What We Must Do to Complete the
     Merger..........................    46
  Regulatory Approvals...............    47
  Waiver and Amendment...............    48
  Termination of the Merger
     Agreement.......................    48
  Termination Fees...................    48
  Covenants Pending Closing..........    49
  Expenses...........................    51
  Accounting Treatment...............    51
  Resales of Bingham Common Stock by
     Affiliates of Franklin..........    51
  Federal Income Tax Consequences of
     the Merger......................    51
  Arbitration........................    53
  Nasdaq Listing.....................    53
  Corporate Structure after the
     Merger..........................    53
Franklin Special Meeting.............    54
  Meeting Date.......................    54
  Record Date........................    54
  Matters to be Considered...........    54
  Vote Required......................    54
  Proxies............................    54
  Share Ownership of Management......    55
  Quorum.............................    55
  Solicitation of Proxies............    55
  Other Matters......................    56
Bingham Annual Meeting...............    57
  Meeting Date.......................    57
  Record Date........................    57
  Matters to be Considered...........    57
  Vote Required......................    57
  Proxies............................    58
  Share Ownership of Management......    58
  Quorum.............................    59
  Solicitation of Proxies............    59
  Independent Public Accountants.....    59
  Stockholders' Proposals............    59
  Other Matters......................    60
Unaudited Pro Forma Combined
  Financial Information..............    61
Description of Bingham Capital
  Stock..............................    66
  Bingham Common Stock...............    66
  Bingham Preferred Stock............    66
  Michigan Business Corporation
     Act.............................    67
  Anti-Takeover Provisions...........    67
  Classification of the Board of
     Directors.......................    68
  Removal of Directors...............    68
  Transfer Agent and Registrar.......    68
Comparison of Stockholder Rights.....    69
Additional Proposals for the Bingham
  Annual Meeting.....................    73
  Election of Directors..............    73
  Authorization of Additional Shares
     of Common Stock.................    73
  Amendment to Amended and Restated
     1997 Stock Option Plan..........    75
Additional Information about
  Bingham............................    79
  Business of Bingham................    79
  Board of Directors and
     Committees......................    87
  Management and Compensation........    89

  Stockholder Return Performance
     Presentation.............................         95
  Section 16(a) Beneficial Ownership Reporting
     Compliance...............................         96
  Security Ownership of Certain Beneficial
     Owners and Management....................         96
  Certain Relationships and Related
     Transactions.............................         98
Additional Information About Franklin.........         99
  Business of Franklin........................         99
  Security Ownership of Certain Beneficial
     Owners and Management....................        111
Bingham's Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations..................................        113
Franklin's Management's Discussion and
  Analysis of Financial Condition and Results
  of Operations...............................        125
Where You Can Find More Information...........        141
Experts.......................................        141
Legal Opinions................................        142
Index to Financial Statements.................        F-1

APPENDICES
Appendix A  Amended and Restated Agreement and
            Plan of Merger....................        A-1
Appendix B  Opinion of Raymond James &
            Associates, Inc. dated March 19,
            2000..............................        B-1
Appendix C  Opinion of Keefe, Bruyette &
            Woods, Inc. dated March 19,
            2000..............................        C-1
Appendix D  Text of 12 U.S.C. sec.215a
            (dissenters' rights)..............        D-1
Appendix E  Second Amended and Restated 1997
            Stock Option Plan.................        E-1

              QUESTIONS AND ANSWERS ABOUT THE MERGER AND MEETINGS

Q.   WHY ARE THE TWO COMPANIES PROPOSING TO
     MERGE?

A. Our companies are proposing to merge because we believe that combining will create a stronger and more diversified company that will provide significant benefits to both Franklin and Bingham stockholders. We believe the combined company will be able to create substantially more stockholder value than could be achieved by either company individually.

Q.   WHO WILL OWN THE COMBINED COMPANY AFTER THE
     MERGER?

A.   While we are proposing a "merger of equals,"
     Franklin will be deemed to be the acquiring company for accounting purposes. After the merger, Franklin stockholders will own approximately 66% of the common stock of the combined company and Bingham stockholders will own the remainder.

Q.   WHY SHOULD I VOTE MY FRANKLIN SHARES FOR THE
     MERGER?

A. The Franklin board of directors has concluded that the merger will, among other things, permit Franklin to:

     - enhance the potential for revenue and earnings growth by combining Bingham's ability to originate a high volume of higher-yielding loans and Franklin's historical ability to attract lower-cost deposits, while being supported by an expanded capital base;

     - use its equity capital more efficiently;

     - diversify its overall revenue mix by adding fee-based non-interest income from Bingham's over $2 billion loan servicing portfolio and fees from the origination, placement and sale of loans;

     - increase its growth opportunities by operating in a holding company structure;

     - access Bingham's capital markets experience to better service and expand the product range available to Franklin's business customers;

     - realize the competitive, financial and operational advantages of increased scale;

     - benefit from a stronger management team;

     - realize cost savings by eliminating redundant operations and expenses;

     - access Bingham's customer base to market its products and services to Bingham's customers; and

     - increase stockholder liquidity.

Q.   WHY SHOULD I VOTE MY BINGHAM SHARES FOR THE
     MERGER?

A. The Bingham board of directors has concluded that the merger will, among other things, permit Bingham to:

     - enhance the potential for revenue and earnings growth by reducing its reliance on its higher-cost funding sources through the use of Franklin's lower-cost deposits and borrowings;

     - use its equity capital more efficiently;

     - realize the competitive, financial and operational advantages of increased scale;

     - benefit from a stronger management team;

     - realize cost savings by eliminating redundant operations and expenses;

     - access Franklin's customer base to market its products and services to Franklin's customers; and

     - increase stockholder liquidity.

Q.   WHAT AM I BEING ASKED TO VOTE ON?

A. You are being asked to approve the proposed merger of Franklin and Bingham. If you are a Bingham stockholder, your vote for the merger also authorizes the issuance of Bingham common stock to Franklin stockholders, the conversion of Franklin stock options into Bingham stock options, the assumption of the Franklin stock option plans and the reconfiguration of the Bingham board.

     If you are a Bingham stockholder you are also being asked to approve three other proposals:

     - An amendment to Bingham's 1997 stock option plan to increase the number of shares available for issuance under the plan from 10% of the total number of issued and outstanding shares of Bingham common stock to the greater of 415,000 shares or 10% of the outstanding shares of Bingham common stock.

     - An amendment to the Bingham articles of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 50,000,000.

     - The election of three nominees to the Bingham board of directors to serve until the earlier of the expiration of their terms or the consummation of the merger.

Q.   WHAT WILL I RECEIVE IN THE MERGER?

A. Franklin stockholders will receive 1.525 shares of Bingham common stock for each share of Franklin common stock they own. Raymond James & Associates, Inc. has issued an opinion that, as of March 19, 2000, the exchange ratio is fair from a financial point of view to Franklin's stockholders. Bingham stockholders will not change their ownership of Bingham common shares in the merger.

Q.   WILL I HAVE APPRAISAL RIGHTS IN CONNECTION WITH
     THE MERGER?

A. If you are a Franklin stockholder, you may dissent from the merger. If you properly dissent and the merger is completed, the fair value of your stock will be appraised and paid to you in cash and you will not receive any stock. The cash you receive for your shares could result in income to you for federal and state income tax purposes. Bingham stockholders will not have dissenters' rights in connection with the merger.

Q.   WHAT SHOULD I DO NOW?

A. You should read this document and complete, sign and date the proxy card and mail it to us in the enclosed return envelope as soon as possible. If you sign and send the proxy card and do not indicate how you want to vote, we will count your proxy card as a vote for the merger, and, if you are a Bingham stockholder, for the other Bingham proposals. The boards of directors of Bingham and Franklin recommend voting FOR the merger proposal. The board of directors of Bingham also recommends voting FOR the other Bingham proposals.

Q.   IF MY SHARES ARE HELD IN "STREET NAME" BY
     A BROKER, WILL THE BROKER VOTE THE SHARES FOR ME?

A. Your broker cannot vote your shares on the merger proposal without your instructions. Your failure to instruct your broker on the merger proposal will be equivalent to voting against the merger.

Q.   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A. No. Franklin stockholders will be sent written instructions for exchanging stock certificates at a later date. Bingham stockholders will keep their current stock certificates.

Q.   CAN I CHANGE MY VOTE AFTER SUBMITTING MY
     PROXY CARD?

A. Yes. You can change your vote at any time before the meeting by submitting a revocation notice or a later-dated signed proxy card or by attending the meeting and voting in person.

Q.   WHEN DO YOU EXPECT THE MERGER TO BE
     COMPLETED?

A. We hope to complete the merger in the third quarter of 2000.

Q.   WHAT SHOULD I DO IF I HAVE QUESTIONS?

A.   Franklin stockholders may call Regan &
Associates, Inc. at 1-800-737-3426. Bingham stockholders may call D.F. King &
     Co., Inc. at 1-800-207-3156.

                                    SUMMARY

     This summary highlights selected information from this document, and may not contain all the information that is important to you. To understand the merger fully, and for more complete descriptions of the legal terms of the merger, you should carefully read this entire document and the documents we refer you to. See "Where You Can Find More Information".

                                 THE COMPANIES

FRANKLIN BANK, N.A.
24275 W. 12 Mile Road
Southfield, Michigan 48034
(248) 358-4710

     Franklin is a bank that operates from four regional banking offices in the metropolitan Detroit area with a focus on servicing the deposit and credit needs of small and medium-sized businesses and their owners. At March 31, 2000, Franklin had assets of $544.6 million, deposits of $410.8 million and stockholders' equity of $33.4 million. Assets included $201.9 million of securities available for sale and deposits included $184.5 million of non-interest-bearing business checking accounts.

BINGHAM FINANCIAL SERVICES CORPORATION
260 East Brown Street, Suite 200
Birmingham, Michigan 48009
(248) 644-8838

     Bingham is a specialized financial services company that provides and services loans used to finance commercial real estate and manufactured homes. During 1999, Bingham originated approximately $327 million of commercial real estate loans and approximately $91 million of manufactured home loans. During the quarter ended March 31, 2000, Bingham originated approximately $38.8 million of commercial real estate loans and $35.1 million of manufactured home loans. At March 31, 2000, Bingham had assets of $216.5 million, including loans receivable of $178.3 million; liabilities of $192.7 million, including $180.3 million of interest-bearing debt; and stockholders' equity of $23.7 million. At March 31, 2000, Bingham provided servicing for approximately $2.1 billion of commercial real estate and manufactured home loans.

                                   THE MERGER

     We propose a "merger of equals" transaction, under which Franklin's stockholders would own approximately 66% of the combined company and Bingham's stockholders the remainder. The exact allocation of ownership will depend upon the number of shares of Bingham and Franklin common stock that are outstanding at the close of the merger. We hope to complete this transaction in the third quarter of 2000. Franklin will merge into a federally-chartered savings association subsidiary of Bingham. This means that after the merger, Franklin will operate as a federally-chartered savings association.

     We have attached the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the merger.

REASONS FOR THE MERGER (SEE PAGE 26)

     The board of directors of Bingham and the board of directors of Franklin believe that the merger is fair to, and in the best interests of, the stockholders of Bingham and Franklin, respectively. We believe that the combined company will be able to create greater stockholder value than could be achieved by the companies individually. Specifically, we believe that the combined company would be positioned to realize:

     - enhanced potential for revenue and earnings growth by combining Bingham's ability to originate a high volume of higher-yielding loans and Franklin's historical ability to attract lower-cost deposits, while being supported by an expanded capital base;

     - a more efficient use of equity capital;

     - diversification of its overall revenue mix by adding fee-based non-interest income from Bingham's over $2 billion loan servicing portfolio and fees from the origination, placement and sale of loans;

     - the benefits of Bingham's capital markets experience;

     - the competitive, financial and operational benefits of increased scale;

     - increased growth opportunities by operating in a holding company structure;

     - the benefits of a strong management team drawn from both companies as well as the ability to attract new experienced industry personnel;

     - cost savings by eliminating, redundant operations and expenses;

     - the benefits of cross-selling opportunities; and

     - increased liquidity in the stock of the combined company.

RECOMMENDATIONS OF THE FRANKLIN AND BINGHAM BOARDS OF DIRECTORS (SEE PAGE 30)

     THE FRANKLIN BOARD BELIEVES THE MERGER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF FRANKLIN'S STOCKHOLDERS AND RECOMMENDS THAT THEY VOTE FOR THE MERGER AGREEMENT.

     THE BINGHAM BOARD BELIEVES THE MERGER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF BINGHAM'S STOCKHOLDERS, AND RECOMMENDS THAT THEY VOTE FOR THE BINGHAM MERGER PROPOSAL AND THE OTHER BINGHAM PROPOSALS.

MERGER CONSIDERATION (SEE PAGE 30)

     As a result of the merger, Franklin stockholders will receive 1.525 shares of Bingham common stock for each share of Franklin common stock. Bingham will not issue fractional shares in the merger. Instead, Franklin stockholders will receive the value of any fractional share in cash, based on the closing price of Bingham's common stock on the last trading day before the merger. Following the merger, Franklin stockholders will need to exchange their certificates of Franklin common stock for certificates of Bingham common stock. We will send Franklin stockholders the forms to do this.

     Based on the closing price for Bingham common stock on             , 2000
($     per share), the value of 1.525 shares of Bingham common stock would have
been $          . The value of Bingham common stock, however, will fluctuate.
Fluctuations will result in an increase or decrease in the value of the Bingham common stock to be received by Franklin stockholders.

     If you are a Bingham stockholder, you will not need to exchange your shares of Bingham common stock.

TREATMENT OF FRANKLIN STOCK OPTIONS (SEE PAGE 31)

     The options to purchase Franklin common stock under Franklin's stock option plans will be converted into options to purchase Bingham common stock with appropriate adjustments to the number of shares subject to the options and to the exercise price to reflect the merger exchange ratio.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 31 AND 35)

     Raymond James & Associates, Inc. has delivered its opinion to the Franklin board of directors that the merger exchange ratio is fair from a financial point of view to holders of shares of Franklin common stock as of March 19, 2000. Keefe, Bruyette & Woods, Inc. has delivered its opinion to the Bingham board of directors that the merger consideration is fair from a financial point of view to Bingham's stockholders as of March 19, 2000. A copy of Raymond James' opinion is attached to this document as Appendix B and a copy of Keefe, Bruyette's opinion is attached to this document as Appendix C. You should read the opinions completely to understand the assumptions made, matters considered and limitations of the review made by Raymond James and Keefe, Bruyette in providing their opinions.

DISSENTERS' RIGHTS (SEE PAGE 37)

     If you are a Franklin stockholder, you may dissent from the merger. If you properly dissent and the merger is completed, the fair value of your stock will be appraised and paid to you in cash. To do this, you must follow certain procedures, including giving Franklin certain notices and not voting your shares in favor of the merger. You will not receive any stock in Bingham if you dissent and follow all of the required procedures. Instead, you will only receive the appraised value of your Franklin stock in cash. The appraised value of the Franklin shares may be more or less than the value of the merger consideration. The cash you receive for your shares if you properly dissent could result in income to you for federal and state income tax purposes. The relevant provisions governing this process are attached to this document as Appendix D.

     Bingham stockholders do not have dissenters' rights in connection with the merger.

MANAGEMENT AND BOARDS OF DIRECTORS AFTER THE MERGER (SEE PAGE 39)

     If the merger is completed, Joseph G. Horonzy will become the Chief Executive Officer of Franklin and David F. Simon will become an Executive Vice President of Bingham. Mr. Simon will continue to serve as Franklin's Chairman of the Board. Gary A. Shiffman will continue to serve as Bingham's Chairman of the Board and Ronald A. Klein will continue to serve as Bingham's President and Chief Executive Officer.

     In addition, the boards of directors of Bingham and Franklin will be reconfigured as follows when the merger is completed:

  Bingham Board of Directors

              BEFORE THE MERGER
              -----------------
                                        TERM
DIRECTOR                               EXPIRES
--------                               -------
Daniel E. Bober......................   2000
Robert H. Orley......................   2000
Gary A. Shiffman (Chairman)..........   2000
Mark A. Gordon(1)....................   2001
Brian M. Hermelin....................   2001
James Raiskin(1).....................   2001
Ronald A. Klein......................   2002
Creighton J. Weber(1)................   2002
Arthur A. Weiss......................   2002

               AFTER THE MERGER
               ----------------
                                        TERM
DIRECTOR                               EXPIRES
--------                               -------
Daniel E. Bober......................   2001
Edgar M. Fenton(2)...................   2001
Joseph G. Horonzy....................   2001
David F. Simon(2)....................   2001
Dean A. Friedman(2)..................   2002
Brian M. Hermelin....................   2002
George M. Nyman(2)...................   2002
Robert H. Orley......................   2002
Ronald A. Klein......................   2003
William E. Murcko(2).................   2003
Gary A. Shiffman (Chairman)..........   2003
Arthur A. Weiss......................   2003

---------------

(1) Will not serve as a Bingham director after the merger.

(2) Current Franklin director.

  Franklin Board of Directors*

             BEFORE THE MERGER                                   AFTER THE MERGER
             -----------------                                   ----------------
               Rebecca David                                    Daniel E. Bober(3)
              Edgar M. Fenton                                     Rebecca David
            Dean A. Friedman(1)                                  Edgar M. Fenton
              Herbert N. Glass                                   Herbert N. Glass
            William E. Murcko(1)                        Mark A. Gordon (Vice Chairman)(3)
             George M. Nyman(1)                                Brian M. Hermelin(3)
             Joseph A. Pick(2)                                  Joseph G. Horonzy
         David F. Simon (Chairman)                              Ronald A. Klein(3)
            James R. Wechsler(1)                                Robert H. Orley(3)
                                                            David F. Simon (Chairman)
                                                              Creighton J. Weber(3)
                                                                Joseph A. Pick(2)

---------------

 *  Franklin directors are elected to one-year terms.

(1) Will not serve as a Franklin director after the merger.

(2) Non-voting advisory director serving at the discretion of the Franklin board.

(3) Current Bingham director.

     Non-employee directors of Franklin who serve on the Bingham or Franklin board of directors after the merger will relinquish their rights to certain current benefits and perquisites and will agree to forfeit certain current severance benefits if they serve as directors of Bingham for two years after the merger or directors of Franklin for three years after the merger.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER (SEE PAGE 43)

     When you consider our boards of directors' recommendations that you vote in favor of the relevant proposals, you should be aware that a number of Franklin's officers and directors will be entitled to receive certain benefits if the merger occurs that they will not be entitled to receive if the merger does not occur.

WHAT WE MUST DO TO COMPLETE THE MERGER (SEE PAGE 46)

     A number of conditions must be met for the merger to be completed, including the following:

     - Approval of the merger proposals by both the Franklin stockholders and Bingham stockholders.

     - Approval of the merger by federal banking regulators.

     - Receipt of opinions of tax counsel to Bingham and Franklin that the merger will qualify as a tax-free reorganization for United States federal income tax consequences.

     - The absence of any injunction or legal restraint prohibiting consummation of the merger.

     - Authorization for listing the Bingham common stock to be issued in the merger on the Nasdaq National Market System.

     - Approval of the amendment to Bingham's stock option plan.

     The merger agreement contains other conditions.

     Where law permits, Bingham or Franklin could decide to complete the merger even though one or more of these conditions has not been met. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived, or that the merger will be completed.

REGULATORY APPROVALS (SEE PAGE 47)

     The merger and related transactions must be approved by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. We have filed the applications and notices required to obtain these regulatory approvals.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 48)

     We can agree at any time to terminate the merger agreement without completing the merger, even if the stockholders of both our companies have approved it. Also, either of us can decide, without the consent of the other, to terminate the merger agreement if:

     - Our stockholders do not approve the merger proposals.

     - The other party materially breaches the merger agreement.

     - The approval of any regulatory authority is denied by final nonappealable action.

     - The merger has not been completed by December 31, 2000.

     - The board of the other company withdraws or materially adversely changes its recommendation to approve its merger proposal before its stockholder meeting.

     - Certain other conditions to closing of the merger have not been satisfied.

     In addition, Franklin has the right to terminate the merger agreement, if, during any 20-consecutive-trading-day period between March 19, 2000 and the date Franklin's stockholders approve the merger, Bingham's common stock does not trade or close at or above $8.00 per share at least once during such 20-consecutive-trading-day period.

TERMINATION FEES (SEE PAGE 48)

     If either Bingham or Franklin enters into negotiations with a third party to sell its business, stock or assets and abandons or terminates the merger as a result of the negotiations, it will be obligated to pay a termination fee of $3,000,000 to the other party.

COVENANTS PENDING CLOSING (SEE PAGE 49)

     Bingham and Franklin have agreed to conduct their businesses in certain ways until the merger is completed.

ACCOUNTING TREATMENT (SEE PAGE 51)

     The merger will be accounted for under the purchase method of accounting under generally accepted accounting principles.

COMPARATIVE MARKET PRICES AND DIVIDENDS (SEE PAGE 20)

     Shares of Bingham common stock are listed on the Nasdaq SmallCap Market and shares of Franklin common stock are listed on the Nasdaq National Market System. On March 17, 2000, the last full trading day before the public announcement that the companies had entered into the merger agreement, shares of Bingham common stock closed at $8.063 per share and shares of Franklin common stock closed at
$9.125 per share. On             , 2000, the last full trading day for which
information was available before this document was printed and mailed, shares of
Bingham common stock closed at $     per share and shares of Franklin common
stock closed at $     per share.

     Franklin has historically paid quarterly cash dividends on its common stock. Although it has never done so, Bingham intends to pay quarterly cash dividends on its common stock, after the merger, subject to the discretion of its board of directors. After the merger, Bingham intends to pay dividends in an amount so that each Franklin shareholder will receive the same aggregate dollar amount in dividends as he or she would have received before the merger, assuming retention of the same number of shares of Franklin common stock. Bingham's ability to pay dividends may be limited by regulatory limits on Franklin's ability to pay dividends to Bingham and by certain covenants Bingham may agree to in connection with its financing arrangements. There can be no assurance Bingham will pay any dividends.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 51)

     A Franklin stockholder's receipt of Bingham common stock in the merger generally will be tax-free for United States federal income tax purposes, except for tax resulting from the receipt of cash instead of any fractional share of Bingham common stock. The companies themselves, as well as Bingham stockholders, will not recognize gain or loss for United States federal income tax purposes as a result of the merger.

                            THE STOCKHOLDER MEETINGS

FRANKLIN STOCKHOLDERS (SEE PAGE 54)

  Meeting Date.

     The Franklin special meeting will be held on             , 2000, at
          , at 10:00 a.m., local time.

  Record Date.

     You can vote at the Franklin special meeting if you owned Franklin common
stock at the close of business on             , 2000.

  Matters to be Considered.

     At the Franklin special meeting, the Franklin stockholders will be asked:

     1. To approve the merger agreement; and

     2. To transact such other business as may properly come before the Franklin special meeting or any adjournments or postponements thereof.

  Vote Required.

     The proposal to adopt the merger agreement requires the approval of Franklin stockholders owning two-thirds of the outstanding shares of Franklin common stock. Abstentions and broker non-votes will have the same effect as votes cast against approval and adoption of the merger agreement. At the close of business on the record date, directors and executive officers of Franklin and
their affiliates beneficially owned an aggregate of           shares
(approximately      %) of the Franklin common stock then outstanding.

  Proxies.

     You can revoke your proxy before it is voted either by sending to Franklin a revocation notice or a new proxy or by attending the Franklin special meeting and voting in person. You will not revoke your proxy simply by attending the Franklin special meeting.

BINGHAM STOCKHOLDERS (SEE PAGE 57)

  Meeting Date.

     The Bingham annual meeting will be held on             , 2000, at
          , at      a.m., local time.

  Record Date.

     You can vote at the Bingham annual meeting if you owned Bingham common
stock at the close of business on             , 2000.

  Matters to be Considered.

     At the Bingham annual meeting, Bingham stockholders will be asked:

          1. To approve the merger agreement and the transactions it contemplates, including:

           - the issuance of shares of Bingham common stock in the merger, the conversion of Franklin stock options into Bingham stock options and the assumption of the Franklin stock option plans; and

           - the reconfiguration of Bingham's board of directors.

           We sometimes refer to this proposal in this document as the Bingham merger proposal.

          2. To approve an amendment to Bingham's 1997 stock option plan to increase the number of shares of common stock that can be issued under the plan from 10% of the total number of issued and outstanding shares of Bingham common stock to the greater of 415,000 shares of Bingham common stock or 10% of the total number of issued and outstanding shares of Bingham common stock.

          3. To approve an amendment to Bingham's restated articles of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 50,000,000.

          4. To elect three nominees the Bingham board of the directors to serve until the earlier of the expiration of their term or the consummation of the merger.

          5. To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

     The amendments to the option plan and articles of incorporation, if approved, will be implemented even if the merger is not approved. The approval of the amendment to the stock option plan is a condition to the consummation of the merger. Bingham and Franklin may elect to waive this condition under the terms of the merger agreement.

  Vote Required.

     The Bingham merger proposal and the proposal to amend the restated articles of incorporation requires the approval of Bingham stockholders owning a majority of the outstanding shares of Bingham common stock. The proposal to amend the stock option plan requires the approval of Bingham stockholders owning a majority of the shares of common stock present, in person or by proxy, at the annual meeting. Directors will be elected by a plurality of the votes cast at the annual meeting, meaning the three nominees receiving the most votes will be elected directors. At the close of business on the record date, directors and executive officers of Bingham and their affiliates beneficially owned an
aggregate of           shares (approximately      %) of the Bingham common stock
then outstanding.

     Abstentions will have the same effect as votes cast against the proposals. Broker non-votes will have no effect on the proposal to amend the stock option plan, but will have the same effect as votes cast against the Bingham merger proposal and the proposal to amend the restated articles of incorporation. For the election of directors, abstentions, broker non-votes and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes.

  Proxies.

     You can revoke your proxy before it is voted either by sending to Bingham a revocation notice or a new proxy or by attending the Bingham annual meeting and voting in person. You will not revoke your proxy simply by attending the Bingham annual meeting.

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND
                           OPERATING DATA OF BINGHAM

     We are providing the following financial information to help you analyze the merger. The following financial information is derived from Bingham's unaudited financial statements for the three months ended December 31, 1998 and 1999 and the three months ended March 31, 1999 and 2000 and Bingham's audited financial statements for the years ended September 30, 1999, 1998 and 1997. The results of operations for the three month periods ended December 31, 1999 and March 31, 2000 are not necessarily indicative of results that may be expected for the full fiscal year. Because Bingham began operations in January 1997, the following table does not include information for periods before the year ended September 30, 1997. In February 2000, Bingham's board of directors approved the change in its fiscal year end from September 30 to December 31. As a result, we have included information for the three month period ended December 31, 1999 as a transitional period and information for the three month period ended December 31, 1998 for comparative purposes. The information in this table is only a summary and should be read in conjunction with "Bingham's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Bingham's consolidated financial statements and related notes contained elsewhere in this document.

                                     THREE MONTHS ENDED    THREE MONTHS ENDED        YEAR ENDED
                                          MARCH 31,           DECEMBER 31,         SEPTEMBER 30,      PERIOD ENDED
                                     -------------------   -------------------   ------------------   SEPTEMBER 30,
                                       2000       1999       1999       1998       1999      1998         1997
                                     --------   --------   --------   --------   --------   -------   -------------
                                         (UNAUDITED)           (UNAUDITED)
                                                    (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
INCOME STATEMENT DATA:
  Revenue..........................  $  6,575   $  4,288   $  7,066   $  4,056   $ 16,277   $ 6,141      $  280
  Earnings (loss) before income
    taxes and cumulative effect of
    change in accounting
    principle......................    (4,353)       748        576      1,073      1,217      (793)       (110)
  Net earnings (loss)..............    (2,897)       480       (185)       764        776      (574)       (110)
  Earnings (loss) per common share,
    diluted........................     (1.12)       .26       (.07)       .40        .36      (.46)         --
BALANCE SHEET DATA (AT PERIOD END):
  Total assets.....................  $216,476   $144,743   $168,499   $124,650   $132,698   $94,859      $9,652
  Total loans......................   178,311    136,002    141,153    112,937    117,887    86,075       9,541
  Total debt.......................   180,251    125,600    124,802    106,524    101,070    78,230       9,747
  Stockholders' equity
    (deficiency)...................    23,724     14,744     26,139     14,243     26,068    13,457        (110)
SELECTED RATIOS:
  Annual return on average
    assets.........................     (5.84)%     1.44%      (.44)%     2.80%       .85%    (1.23)%     (2.28)%
  Annual return on average equity
    (deficiency)...................    (48.55)     13.58      (2.88)     22.08       5.36     (4.13)         --
  Average equity (deficiency) to
    average assets.................     12.02      10.59      15.61      12.62      15.87     29.77       (1.14)
  Net interest margin..............      1.54       2.55       3.20       1.79       2.35      2.00        4.12
  Net interest spread..............       .99       2.09       2.11       1.16       1.99       .74        3.85
  Nonperforming assets to total
    assets.........................      1.70        .94       2.03        .33       2.00       .38           0
  Net charge-offs to average
    loans..........................       .41        .02        .23          0        .52       .08           0

                 SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND
                           OPERATING DATA OF FRANKLIN

     We are providing the following financial information to help you analyze the merger. This financial information is derived from Franklin's unaudited financial statements for the three months ended March 31, 2000 and 1999 and Franklin's audited financial statements for the years ended December 31, 1995 through December 31, 1999. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for the full fiscal year. This information is only a summary and should be read in conjunction with "Franklin's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Franklin's consolidated financial statements and related notes contained elsewhere in this document.

                                        THREE MONTHS ENDED
                                             MARCH 31,                      YEAR ENDED DECEMBER 31,
                                        -------------------   ----------------------------------------------------
                                          2000       1999       1999       1998       1997       1996       1995
                                        --------   --------   --------   --------   --------   --------   --------
                                            (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenue.............................  $ 10,839   $  9,937   $ 40,805   $ 43,976   $ 44,700   $ 43,428   $ 39,993
  Income before income taxes and
    preferred dividends of
    subsidiary........................     1,648      1,415      5,965      5,479      2,774      1,296      4,795
  Net income..........................       838        696      2,956      2,628      2,042        906      3,356
  Net income per common share,
    basic.............................       .24        .20        .84        .75        .59        .26        .97
  Net income per common share,
    diluted...........................       .24        .20        .83        .72        .56        .25        .95
  Cash dividends per common share.....       .07        .07        .28        .21        .24        .24        .23
  Dividend pay out ratio -- common
    stock(1)(2).......................     29.3%      35.3%       33.2%      28.8%      39.1%      83.3%      16.1%
STATEMENT OF FINANCIAL CONDITION DATA
  (AT PERIOD END):
  Total assets........................  $544,643   $507,597   $516,646   $503,262   $503,467   $495,793   $487,137
  Total loans.........................   288,927    283,401    275,621    322,833    377,269    396,137    353,861
  Total deposits......................   410,835    443,634    400,365    441,539    440,758    401,890    399,866
  Total debt..........................    79,011      7,475     62,521      7,475      7,475     61,088     52,750
  Shareholders' equity................    33,423     33,782     33,066     33,284     31,571     30,336     30,391
SELECTED RATIOS:
  Return on average assets............      .63%       .56%        .58%       .52%       .43%       .19%       .77%
  Return on average common
    shareholders' equity..............     10.17       8.30       8.76       8.09       6.56       2.93      11.96
  Net interest margin.................      5.46       5.62       5.58       5.92       5.48       4.89       4.48
  Net interest spread.................      3.78       3.94       3.94       4.10       4.08       3.75       3.45
  Operating expenses to average
    assets............................      4.60       4.70       4.51       4.21       4.00       4.52       3.65
  Nonperforming assets to total
    assets............................      1.01       1.25       1.06       0.88       2.07       3.08       2.42
  Net charge-offs to average loans....       .42       1.64       0.78       0.84       1.71       0.58       0.49

---------------

(1) Adjusted for the 5% common stock dividends declared January 30, 1998, and paid March 2, 1998, declared December 17, 1996 and paid January 24, 1997, declared December 19, 1995 and paid January 16, 1996, declared December 15, 1994 and paid January 17, 1995 and declared December 16, 1993 and paid February 1, 1994 and the 7% common stock dividend declared January 27, 1992 and paid February 24, 1992.

(2) Cash dividends were paid on the common shares for 20 consecutive quarters beginning with the first quarter of 1993 through the fourth quarter of 1997. However, unlike prior years, the fourth quarter 1995 dividend was declared in January 1996 and causes the cash dividends declared and the dividend pay out ratios to vary in year to year comparisons.

                           COMPARATIVE PER SHARE DATA

     The table below presents the high and low sales prices per share of Bingham common stock on the Nasdaq SmallCap Market and Franklin common stock on the Nasdaq National Market System on March 17, 2000, the last full trading day immediately preceding the public announcement of the proposed merger, and on
            , 2000, the most recent practicable date before this document was printed and mailed, as well as the "equivalent stock price" of shares of Franklin common stock on those dates. The "equivalent stock price" of shares of Franklin common stock represents the per share sales price for Bingham's common stock on the Nasdaq SmallCap Market at the specified date, multiplied by the exchange ratio of 1.525, which is the number of shares of Bingham common stock that a Franklin stockholder would receive for each share of Franklin common stock. Keep in mind that because of market price fluctuations the "equivalent stock price" may be greater than or less than the value of the Bingham common stock and cash in lieu of fractional shares that a Franklin stockholder will receive for each share of Franklin common stock in connection with the merger. Stockholders should obtain current market quotations for shares of Bingham common stock and Franklin common stock before making any decision with respect to the merger.

                                     BINGHAM COMMON      FRANKLIN COMMON    FRANKLIN EQUIVALENT
                                          STOCK               STOCK             STOCK PRICE
                                    (PRICE PER SHARE)   (PRICE PER SHARE)    (PRICE PER SHARE)
                                    -----------------   -----------------   -------------------
                                     HIGH       LOW      HIGH       LOW       HIGH       LOW
                                    -------   -------   -------   -------   --------   --------
March 17, 2000....................  $8.4375   $8.0625   $9.1875   $8.6250   $12.8672   $12.2953
            , 2000................

Following consummation of the merger, shares of Franklin common stock will cease to be traded on the Nasdaq National Market System. An application has been filed with Nasdaq to list the shares of Bingham common stock on the Nasdaq National Market System.

                    HISTORICAL AND PRO FORMA PER SHARE DATA
                            OF BINGHAM AND FRANKLIN

     The following table shows information about net income per share of common stock and book value per share of common stock of Franklin and Bingham. The unaudited pro forma data below is for illustrative purposes only. The pro forma net income per common share information has been prepared as if the merger had taken place on January 1, 1999. The pro forma book value per share information has been prepared as if the merger had taken place on December 31, 1999. Information identified as "Equivalent pro forma amount of Franklin" was obtained by multiplying the related pro forma amounts by the exchange ratio of 1.525. This information is presented to reflect the fact that Franklin stockholders will receive 1.525 shares of Bingham common stock for each share of Franklin common stock after the merger. You should read the information below together with our historical financial statements and related notes thereto contained elsewhere in this document. You should also read the information contained in "Unaudited Pro Forma Condensed Combined Financial Information" contained elsewhere in this document. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined. In addition, this information only reflects the operations of Dynex Financial since Bingham acquired it on December 17, 1999. See Note 7 to Bingham's unaudited consolidated financial statements for more information on the acquisition of Dynex Financial.

                                                              AS OF AND FOR THE      AS OF AND FOR
                                                              THREE MONTHS ENDED    THE YEAR ENDED
                                                                MARCH 31, 2000     DECEMBER 31, 1999
                                                              ------------------   -----------------
NET INCOME PER COMMON SHARE(1)
Bingham, Historical
  Basic.....................................................        $(1.12)             $  .17
  Diluted...................................................         (1.12)                .16
Franklin, Historical
  Basic.....................................................           .24                 .84
  Diluted...................................................           .24                 .83
Pro Forma Combined
  Basic.....................................................          (.26)                .45
  Diluted...................................................          (.26)                .44
Equivalent Pro Forma Amount for Franklin
  Basic.....................................................          (.40)                .69
  Diluted...................................................          (.40)                .67
BOOK VALUE PER COMMON SHARE
  Bingham, Historical.......................................        $ 8.95              $10.29
  Franklin, Historical......................................          9.50                9.42
  Pro Forma Combined........................................          6.84                6.77
  Equivalent Pro Forma Amount for Franklin..................         10.43               10.33
DIVIDENDS PER COMMON SHARE
  Bingham, Historical.......................................        $ 0.00              $ 0.00
  Franklin, Historical......................................          0.07                0.28
  Pro Forma Combined........................................          0.05                0.18
  Equivalent Pro Forma Amount for Franklin..................          0.07                0.28

---------------

(1) Before cumulative effect of a change in accounting principle as a result of the adoption of Statement of Position 98-5. See Note A to Bingham's audited consolidated financial statements.

                                  RISK FACTORS

     You should consider the following risk factors in determining how to vote.

                          RISKS RELATED TO THE MERGER

FLUCTUATIONS IN THE MARKET PRICE OF BINGHAM COMMON STOCK WILL AFFECT THE VALUE OF THE CONSIDERATION FRANKLIN STOCKHOLDERS RECEIVE IN THE MERGER.

     The value of the consideration that Franklin stockholders will receive in the merger will depend on the market price of Bingham common stock. There will be no adjustment in the exchange ratio based on fluctuations in the market price of Bingham common stock.

     On the day of the merger, the market price of Bingham common stock may be higher or lower than the market price on the date the merger agreement was signed, on the date this document was mailed to you or on the date of the Franklin special meeting. Therefore, you cannot be assured of receiving any specific market value of shares of Bingham common stock on the date of the merger and we encourage you to consider the market price of Bingham common stock before you make your voting decision regarding the merger. See "The
Merger -- Merger Consideration."

HISTORICALLY LOW TRADING IN BINGHAM AND FRANKLIN COMMON STOCK MAY AFFECT STOCKHOLDER LIQUIDITY.

     The trading volume of Bingham common stock on the Nasdaq SmallCap Market and the trading volume of Franklin common stock on the Nasdaq National Market System has been low historically. In the merger, Bingham will be issuing approximately 5.1 million shares to Franklin stockholders. After the merger, approximately 7.5 million shares of Bingham common stock will be issued and outstanding. However, there can be no assurance that the increased "float" will allow stockholders to sell shares of Bingham common stock at the times and at the prices they desire.

THE PRICE OF BINGHAM COMMON STOCK HAS FLUCTUATED WIDELY.

     Historically, the market price of Bingham common stock has fluctuated widely. Since Bingham's initial public offering in November 1997, the market price has ranged from a low of $5.93 per share to a high of $28.50 per share. Fluctuations may occur, among other reasons, in response to:

     - operating results;

     - announcements by competitors;

     - regulatory changes;

     - economic changes;

     - market valuation of financial service firms;

     - general market conditions; and

     - legislative changes.

The trading price of Bingham common stock could continue to be subject to wide fluctuations after the merger in response to these or other factors, many of which are beyond our control. If the market price of Bingham common stock decreases, stockholders may not be able to sell their Bingham stock at a profit. See "Comparative Market Prices and Dividends."

THE SALE OF A SUBSTANTIAL AMOUNT OF BINGHAM COMMON STOCK AFTER THE MERGER COULD ADVERSELY AFFECT THE MARKET PRICE OF BINGHAM COMMON STOCK.

     All of the shares of Bingham common stock that Franklin stockholders receive in the merger may be sold immediately, except for those shares received by affiliates of Franklin within the meaning of Rule 145 of the Securities Act of 1933, as amended. The sale of a substantial amount of Bingham common stock after the merger could adversely affect its market price. It could also impair the combined company's ability to raise money through the sale of more stock or other forms of capital.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE OUR OPERATIONS.

     The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies' operations include integrating personnel with diverse business backgrounds and combining different corporate cultures. Bingham has historically operated in a less regulated industry and has a more entrepreneurial culture than Franklin. While Bingham has had an announced strategy of growth through acquisitions, Franklin has pursued a strategy of gradual internal growth focused on developing service-oriented banking relationships with small and mid-size business customers. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could have an adverse effect on the combined company's ability to realize the expected benefits of the merger.

WE WILL INCUR SIGNIFICANT MERGER-RELATED AND INTEGRATION-RELATED EXPENSES.

     A non-recurring charge for direct incremental merger-related transaction costs will be recorded in the quarter in which the merger is consummated. The direct incremental merger-related transaction costs consist principally of charges related to investment banking fees, professional services, registration
and other regulatory costs of approximately $     million. In addition, we
expect to incur pre-tax charges to operations to reflect costs associated with combining the operations of the two companies. These charges will be determined and recorded after the merger. Additional unanticipated expenses may be incurred in the integration of our businesses. Although we expect that the elimination of duplicative expenses as well as the realization of other efficiencies related to the integration of the businesses may result in cost savings, we cannot assure you that these benefits will be achieved in the near term or at all.

                 RISKS RELATED TO OUR BUSINESS AFTER THE MERGER

FRANKLIN WILL BE SUBJECT TO FEDERAL STATUTES AND REGULATIONS.

     Franklin and its operating subsidiaries (including Bingham's operating subsidiaries that will become subsidiaries of Franklin after the merger) are and will continue to be subject to extensive regulation, supervision and licensing under various federal statutes and regulations. These regulations and the directives promulgated by the governmental authorities responsible for administering them could require the combined company to take or refrain from taking certain actions, the effect of which could adversely affect the combined company. Federal regulatory authorities have extensive discretion in carrying out their supervisory and enforcement responsibilities. In the past, these authorities have implemented regulations that have increased capital requirements, increased insurance premiums and resulted in increased administrative, professional and compensation expenses. Implementation of regulations that would require the combined company to increase its regulatory capital or increase or reduce the concentration level of certain types of loans, including manufactured home loans, could force the combined company to take actions (such as selling loans) when it would not otherwise choose to do so, which could have a material adverse effect on the combined company. See "Additional Information about Franklin -- Business of Franklin -- Regulation."

WE HAVE GENERAL RISKS ASSOCIATED WITH ALL THE LOANS WE MAKE.

     Bingham and Franklin are in the business of making loans. Factors that could affect the value of the assets held by the combined company include the following:

     Geographic Concentration. A substantial portion of the loans in the combined company's portfolio will be secured by property located in the State of Michigan, or will be made to individuals or businesses doing business in the State of Michigan. These loans may be subject to a greater risk of default than other comparable loans in the event of adverse economic, political or business developments or natural hazards that may affect this region and the ability of the borrowers in this region to make payments of principal and interest on the underlying loans.

     Commercial Business Lending. Franklin currently is, and the combined company will be, engaged in commercial business lending. These types of loans typically involve a higher degree of risk than other types of lending as they are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Commercial business loans are usually secured by business assets and personal guarantees. However, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

     Manufactured Home Lending. The combined company is expected eventually to concentrate a significant portion of its loan portfolio in manufactured home loans. Manufactured home loan borrowers may be deemed to be relatively high credit risks due to various factors, including, among other things, the poor manner in which they have handled previous credit, the absence or limited extent of their prior credit history or limited financial resources. Consequently, the manufactured home loans originated by the combined company will bear a higher rate of interest, have a higher probability of default and may involve higher delinquency rates and greater servicing costs relative to loans to more creditworthy borrowers. The combined company's profitability will depend upon its ability to properly evaluate the creditworthiness of borrowers and price each loan accordingly, limit its default rates and foreclosure costs and to efficiently service the contracts. To the extent that a repossession and resale of the collateral results in losses which were not anticipated by the interest rates charged on loans, there would be an adverse effect on profitability.

     In addition, because the combined company is expected to concentrate a significant portion of its loan portfolio in manufactured home loans, it will be subject to the vagaries of business cycles and to seasonality. The manufactured housing industry historically has been cyclical and is generally subject to many of the same national and regional economic and demographic factors that affect the housing industry generally. These factors include consumer confidence, inflation, interest rates, regional population and employment trends, availability of and cost of alternative housing, weather conditions and general economic conditions. In addition, sales typically peak during the spring and summer seasons and decline to lower levels from mid-November through January.

     Commercial Real Estate Lending. The combined company's portfolio of mortgage assets will contain commercial real estate loans. Commercial real estate loans have distinct risk characteristics. Commercial real estate properties themselves tend to be unique and difficult to value. Commercial real estate loans also tend to have short maturities and may not be fully amortizing, meaning that they may have a significant principal balance or "balloon" payment due on maturity. In addition, commercial real estate properties, particularly industrial and warehouse properties, are generally subject to environmental risks and to the corresponding burdens and costs of compliance with environmental laws and regulations. Also, there may be costs and delays involved in enforcing rights of a property owner against tenants in default under the terms of leases with respect to commercial properties. For example, tenants may seek the protection of the bankruptcy laws, which could result in termination of lease contracts.

OUR PROFITABILITY MAY BE AFFECTED IF WE ARE UNABLE TO EFFECTIVELY MANAGE INTEREST RATE RISK.

     We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the wider the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can affect our income. In addition, interest rates affect how much money we can lend. For example, when interest rates rise, loan originations tend to decrease. Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets and other factors beyond our control may affect interest rates.

     While the combined company will employ an interest rate management strategy to control its risk from changes in market interest rates, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes.

     After the merger we may use interest rate risk management strategies other than or in addition to those Bingham or Franklin have used in the past. These strategies could include interest rate caps, floors and swaps, mandatory forward sales, mandatory or optional sales of futures and other financial futures transactions including U.S. Treasury obligations. We will determine the nature and quantity of future hedging transactions based on various factors, including market conditions and the expected duration and exit strategy of the loans.

     The nature and timing of interest rate risk management strategies may impact their effectiveness. Poorly designed strategies may increase rather than mitigate risk and may adversely affect our profitability.

THE VALUE OF OUR SERVICING RIGHTS MAY BE ADVERSELY AFFECTED BY VARIOUS
CONDITIONS.

     The combined company's servicing rights will be treated as an asset, in accordance with generally accepted accounting principles. The fair value of the servicing rights may be adversely affected by factors such as:

     - increases in prepayments, which tend to shorten the life of the servicing asset;

     - higher than expected rate of loan defaults; and

     - the underlying loans' average custodial balances, the amount deposited by borrowers for taxes, deposits and replacement reserves.

We may also incur losses if any servicing contracts are terminated.

WE MAY NOT BE ABLE TO DISPOSE OF LOANS IN THE SECONDARY MARKET ON FAVORABLE
TERMS.

     We expect the combined company to either broker, sell or securitize (meaning it will pool closed loans and sell them to a trust for a cash purchase price and in some cases an interest in the loans), a substantial portion of the manufactured home loans and commercial real estate loans it originates. Any impairment in our ability to dispose of loans could have a material adverse effect on the combined company's business. Factors affecting our ability to dispose of loans include:

     - conditions in the securities markets generally;

     - conditions in the asset-backed and commercial mortgage-backed securities markets specifically;

     - the performance of the securities issued in connection with the combined company's securitizations;

     - the price and credit quality of the combined company's loans;

     - our relationship with our correspondent investors;

     - compliance of the combined company's loans with the eligibility requirements for a particular securitization;

     - the combined company's ability to adequately service its loans; and

     - any material negative rating agency action pertaining to certificates issued in the combined company's securitizations.

     The "gain on sale" from the sale of loans is expected to be a significant component of the combined company's revenues, and retained interests in loan securitizations will be established as balance sheet assets in connection with securitizations, based in part upon estimates of future credit losses. The combined company may retain subordinated securities issued in connection with its securitization program. If actual credit losses on securitized loans exceed the estimates made at the time of the securitizations, we could be required to record an expense to reduce the carrying value of the retained interests and securities classified as available-for-sale, if any, on our balance sheet. Any expense of this type could be material to our earnings if the credit performance of securitized loans deteriorates significantly.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE DYNEX FINANCIAL'S OPERATIONS.

     Bingham acquired Dynex Financial, Inc., a manufactured home loan lender and servicer, in December 1999. Bingham now conducts all of its manufactured home lending and servicing operations through Dynex Financial. Bingham is still integrating the operations of Dynex Financial into its business. Bingham faces the same risks and difficulties with respect to integrating Dynex Financial into its business as are described in the discussion of integration risks related to the merger in "Risk Factors -- Risks Related to the Merger."

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE DO NOT MAINTAIN OUR RELATIONSHIP WITH SUN.

     Bingham has a business relationship with Sun Communities, Inc., a manufactured home community owner and operator. Bingham is currently the preferred financing source offered to purchasers and homeowners in the approximately 115 communities owned and operated by Sun. We expect manufactured home loans to continue to be an important source of revenue for the combined company. Although Bingham has achieved success in diversifying its sources of manufactured home lending outside of Sun's manufactured home communities, those communities remain an important source for new manufactured home loans. Our business could be adversely affected if our relationship with Sun is terminated.

BINGHAM HAS A HISTORY OF LOSSES AND THE COMBINED COMPANY MAY NOT BE PROFITABLE IN THE FUTURE.

     Bingham has experienced net losses while growing its loan origination platforms and business, including net losses of $110,000 and $574,000 for the fiscal years ended September 30, 1997 and 1998, respectively. Although Bingham had net income of $776,000 for the fiscal year ended September 30, 1999, Bingham had a net loss of $2.9 million for the three months ended March 31, 2000. This loss was primarily a result of costs related to the acquisition of Dynex Financial in December 1999, non-recurring costs related to the sale of MHFC, Inc., Bingham's previous manufactured home loan origination subsidiary, and Bingham's decision not to sell any portion of its manufactured home loan portfolio during that period. This loss resulted in a pro forma combined loss of $1.5 million for Bingham and Franklin for the quarter. The combined company may generate net losses in the future.

THE COMPETITION WE FACE COULD ADVERSELY AFFECT OUR PROFITABILITY.

     The combined company will face competition both in originating loans and in attracting deposits. This competition could adversely affect our profitability. Competition in originating manufactured home loans comes primarily from non-traditional consumer finance sources and some of the manufactured housing industry's larger manufacturers. Competition in originating commercial real estate mortgage loans comes primarily from savings institutions, commercial banks, mortgage bankers and insurance companies. We will compete for these loans based on interest rates, types of products, loan fees charged and the quality of customer service that we provide to borrowers. Competition in attracting deposits comes primarily from savings institutions, commercial banks, brokerage firms, mutual funds, credit unions and various types of investment companies. Due to their size, some of our competitors have significantly greater resources and more experience and offer a broader range of products and services than we will.

                           FORWARD-LOOKING STATEMENTS

     This document, including "Summary," "Risk Factors," "The Merger -- Reasons for the Merger" "The Merger -- Recommendations of the Bingham and Franklin Boards", contains certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain statements regarding intent, belief or current expectations about matters (including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words). Forward-looking statements are also statements that are not statements of historical fact. Because these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. These factors include, among others:

     - trends for the continued growth of the business of Bingham and Franklin;

     - our ability to enhance and diversify revenue and earnings growth by combining Bingham's ability to originate a high volume of higher-yielding loans and Franklin's historical ability to attract lower-cost deposits;

     - our ability to continue to successfully market existing products and services, which may be adversely impacted by competition;

     - our ability to integrate the two businesses and the timing, impact and other uncertainties of future acquisitions and our ability to successfully integrate their operations;

     - adverse changes occurring in the securities markets;

     - inflation and changes in prevailing interest rates that reduce our margins or the fair value of the financial instruments we hold;

     - legislative or regulatory changes that adversely affect our combined business;

     - increases in delinquencies and defaults by our borrowers;

     - increases in the combined company's provision for loan losses;

     - credit and other risks of lending and investment activities;

     - our ability to successfully develop and market new products and services;

     - our ability to expand our market for existing products and services;

     - the effects of our accounting policies and general changes in generally accepted accounting practices;

     - general economic and business conditions that are worse than we expect;
       and

     - other risks and uncertainties, included in the section titled "Risk Factors."

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

BINGHAM

     Bingham common stock is traded on the Nasdaq SmallCap Market under the symbol "BFSC." The following table presents the per share historical high and low sale prices of Bingham common stock for the calendar quarters indicated. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                               HIGH       LOW
                                                              -------   -------
Fiscal Year Ended September 30, 1998:
  First Quarter.............................................  $10.359   $ 9.000
  Second Quarter............................................   16.000     9.359
  Third Quarter.............................................   22.750    15.500
  Fourth Quarter............................................   28.500    13.250

                                                               HIGH       LOW
                                                              -------   -------
Fiscal Year Ended September 30, 1999:
  First Quarter.............................................  $18.000   $ 9.000
  Second Quarter............................................   18.500    13.625
  Third Quarter.............................................   16.500    12.000
  Fourth Quarter............................................   14.500     8.438

                                                               HIGH      LOW
                                                              -------   ------
Fiscal Year Ending December 31, 2000:
  October 1, 1999 through December 31, 1999.................  $11.250   $7.000
  First Quarter.............................................   10.500    6.000
  Second Quarter (through May 30, 2000).....................    8.125    5.938

     Although it has never done so, Bingham intends to pay quarterly cash dividends on its common stock after the merger, subject to the discretion of its board of directors. After the merger, Bingham intends to pay dividends in an amount so that each Franklin stockholder will receive the same aggregate dollar amount in dividends after the merger as he or she would have received before the merger, assuming retention of the same number of shares of Franklin common stock. Bingham's ability to pay dividends may be limited by regulatory limits on Franklin's ability to pay dividends to Bingham and by certain covenants Bingham may agree to in connection with its financing arrangements. There can be no assurance Bingham will pay any dividends.

     On March 17, 2000, the last full trading day before the execution of the merger agreement was publicly announced, the reported closing sales price of Bingham common stock on the Nasdaq SmallCap Market was $8.063 per share. On
            , 2000, the last full trading day for which information was available before this document was printed and mailed, the reported closing
sales price for Bingham common stock on the Nasdaq SmallCap Market was $     per
share.

     On             , 2000, there were           holders of Bingham common
stock.

FRANKLIN

     Franklin common stock is traded on the Nasdaq National Market System under the symbol "FSVB." The following table presents the per share historical high and low sale prices of Franklin common stock for the calendar quarters indicated. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                                           CASH DIVIDEND
                                                        HIGH       LOW       PER SHARE
                                                       -------   -------   -------------
Fiscal Year Ended December 31, 1998:
  First Quarter......................................  $18.500   $16.000     .07
  Second Quarter.....................................   17.250    16.000     .07
  Third Quarter......................................   16.500     9.500     None
  Fourth Quarter.....................................   11.500     8.125     .07

                                                                           CASH DIVIDEND
                                                        HIGH       LOW       PER SHARE
                                                       -------   -------   -------------
Fiscal Year Ended December 31, 1999:
  First Quarter......................................  $11.750   $ 8.750     .07
  Second Quarter.....................................   11.875    10.000     .07
  Third Quarter......................................   10.750     7.000     .07
  Fourth Quarter.....................................   10.937     7.125     .07

                                                                           CASH DIVIDEND
                                                         HIGH      LOW       PER SHARE
                                                        -------   ------   -------------
Fiscal Year Ending December 31, 2000:
  First Quarter.......................................  $10.875   $7.875        .07
  Second Quarter (through May 30, 2000)...............    9.125    6.688        N/A

     On March 17, 2000, the last full trading day before the execution of the merger agreement was publicly announced, the reported closing sales price of Franklin common stock on the Nasdaq National Market System was $9.125 per share.
On             , 2000, the last full trading day for which information was available before this document was printed and mailed, the reported closing sales price for of Franklin common stock on the Nasdaq National Market System
was $     per share.

     On             , 2000, there were           holders of Franklin common
stock.

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

                                   THE MERGER

     The information in this document concerning the terms of the merger is qualified in its entirety by reference to the full text of the merger agreement, which is attached to this document as Appendix A. All stockholders are urged to read the merger agreement in its entirety.

OVERVIEW OF THE MERGER

     Our companies are proposing to merge because we believe that combining will create a stronger, more diversified company that will provide significant benefits to both Franklin stockholders and Bingham stockholders. We believe that the combined company will be in a position to realize substantially more shareholder value than could be achieved by either company individually. See
"-- Reasons for the Merger."

     Under the merger agreement, Franklin will be merged with and into Bingham Bank, a federally-chartered savings association to be formed as a wholly-owned subsidiary of Bingham. Bingham Bank will be the surviving entity of the merger, but its name will be changed to "Franklin Bank." We sometimes use "Franklin" in this document to refer to the surviving subsidiary. After the merger, Franklin will be regulated by the Office of Thrift Supervision. See "Additional Information about Franklin -- Business of Franklin -- Regulation."

     After this "merger of equals," Franklin's stockholders will own approximately 66% of the combined company and the current Bingham stockholders will own the remainder. As a result, Franklin will be deemed to be the acquiring company for accounting purposes. See "-- Accounting Treatment." The percentages of the combined company to be initially owned by the Franklin and Bingham stockholders will depend on the number of shares of Bingham common stock and Franklin common stock that are outstanding at the close of the merger.

     Upon the merger, each outstanding share of Franklin common stock (other than any shares subject to dissenters' rights) will be converted into the right to receive 1.525 shares of Bingham common stock and each stockholder of Franklin will cease to be a stockholder of Franklin.

BACKGROUND OF THE MERGER

     The respective management groups of Bingham and Franklin review, on a continuing basis, the strategic focus of their companies in light of the changing competitive environment of the financial services and banking industry. An objective of these strategic reviews is to identify alternative strategies to enhance stockholder value. Franklin has pursued a strategy of gradual internal growth focused on developing service-oriented banking relationships with small and mid-size business customers and their owners within its market place. Bingham has pursued a strategy of growing its commercial and consumer real estate lending businesses through acquisitions and internal growth.

     In June 1998, Franklin's board of directors held a corporate planning retreat to consider, among other matters, the strategic alternatives available to Franklin. At this retreat, the board reviewed various strategic alternatives including a possible sale, merger, acquisition or pursuing a course of independence. Based on the alternatives available to Franklin at that time, the board concluded that it was in the best interests of Franklin and its stockholders to remain independent and enhance quality loan generation as a means of maximizing stockholder value as an ongoing business entity rather than to sell to a larger financial institution.

     In late 1998 and early 1999, Bingham considered the possibilities of forming or acquiring a financial institution to give it access to a more stable, lower-cost funding base, as well as the ability to hold loans in portfolio, thereby minimizing sales risk and gaining spread income on loans. At a board meeting on February 12, 1999, Bingham's board of directors discussed filing an application with the Office of Thrift Supervision and how various banking regulations would affect Bingham's business if the application was approved. In March 1999, Bingham filed an application with the OTS to establish a unitary thrift holding company and a federally-chartered savings bank subsidiary.

     At approximately the same time, Bingham representatives contacted David F. Simon, Franklin's Chairman, and another Franklin board member to inquire whether Franklin would be interested in pursuing a transaction with Bingham. At several meetings during March, Gary A. Shiffman, Bingham's Chairman, and Mr. Simon discussed the general nature of a possible transaction between the parties, a range of potential prices and other possible business alliance opportunities.

     At a meeting on April 14, 1999, Bingham's board discussed the merits of exploring a transaction with Franklin and continuing to pursue its OTS application. The board decided to simultaneously go forward with the OTS application and to continue to discuss a possible transaction with Franklin.

     Preliminary meetings continued in April and May 1999, including meetings between senior Franklin and Bingham executives to exchange certain public information. During these discussions, Bingham disclosed to Franklin that it had acquired approximately 4% of Franklin's outstanding common stock.

     On May 16, 1999, Franklin's board of directors held a special board meeting to consider the initial Bingham proposal. The initial proposal included an exchange ratio of one share of Bingham common stock for each share of Franklin common stock and for a new board of directors consisting of seven directors designated by Bingham and two directors designated by Franklin. Franklin's board rejected the initial proposal as being inadequate and authorized the engagement of an investment banking firm to advise Franklin in evaluating its intrinsic value and exploring strategic alternatives.

     In May and June 1999, Bingham considered various other potential transactions. On June 30, 1999, Bingham completed the acquisition of Hartger & Willard Mortgage Associates, Inc., which provides mortgage banking services and arranges permanent mortgage financing on a variety of commercial and industrial properties.

     On June 11, 1999, Bingham's board of directors held a meeting at which Mr. Shiffman provided an update to the board on discussions with Franklin. The board had a general discussion regarding a possible business combination with Franklin.

     From June through August 1999, Bingham performed internal modeling and analysis of the potential combined company on a going-forward basis. Bingham's models included an analysis of potential cost savings realizable from integrating operations of Bingham and Franklin, potential increased rates of return on Bingham's assets and the potential resulting enhancement of stockholder value. Bingham also had discussions with representatives of Keefe, Bruyette & Woods, Inc., Bingham's financial advisor, during this time. Keefe, Bruyette assisted Bingham in its preliminary modeling and analysis.

     In June 1999, upon the recommendation of Franklin's then-Chief Executive Officer and its President, Franklin engaged a regional investment banking firm. From early June through early November 1999, senior executives of Franklin met with this financial advisor on various occasions. Franklin's financial advisors also met with representatives of Bingham and its financial advisors to learn more about Bingham's business and to develop financial models. In addition, Franklin's financial advisors met with Franklin's board of directors on three occasions in July, September and November 1999 to discuss strategic alternatives and review the proposed Bingham transaction.

     During the week of August 16, 1999, a privately-owned financial institution based in southeast Michigan contacted Franklin to indicate its interest in investigating the possibility of a strategic merger with Franklin. On August 17, 1999, Franklin's board decided to continue discussions with both Bingham and this other institution. During the following two weeks, Franklin's financial advisors met with representatives of this institution to exchange additional business and financial information. On September 1, 1999, Franklin's board met with the senior executives of the other institution to discuss the advantages of a possible transaction and an outline of proposed terms.

     At the meeting of Bingham's board of directors on August 4, 1999, the board discussed the status of discussions with Franklin. The board decided that Bingham should continue to concentrate in the short term on its OTS application and pursuing other strategic alternatives. In late August 1999, Bingham began contacting potential candidates to serve as Chief Executive Officer of its planned banking subsidiary, whether it be Franklin after a business combination or a newly-chartered federal thrift institution.

     On September 3, 1999, Franklin's board of directors met with senior executives of Bingham to preliminarily discuss the benefits of a proposed merger. On September 21, 1999, the Franklin board reviewed the status of the discussions with Bingham and the other local financial institution. The Franklin board authorized continued discussions with Bingham and termination of discussion with the privately-owned financial institution because the board concluded that a transaction with that institution would not meet its strategic objectives or enhance long-term shareholder value. It also authorized the execution of a formal engagement letter with Franklin's financial advisors. There were a series of meetings from September 3 through November 3, 1999 among representatives of Franklin, Bingham, Franklin's financial advisors and Bingham's financial advisors, to negotiate the proposed transaction structure and discuss the business plans and financial forecasts of the proposed combined entity.

     Bingham formally engaged Keefe, Bruyette on October 13, 1999 to advise it in connection with the proposed transaction with Franklin.

     Beginning in early October 1999, Bingham pursued the acquisition of Dynex Financial, a manufactured home lender and loan servicer. Bingham completed the acquisition on December 17, 1999. The acquisition of Dynex Financial provided Bingham with an improved loan origination platform. Bingham's board and management believed that its increased loan origination capabilities after the Dynex Financial acquisition better positioned Bingham for a business combination with Franklin. Dynex Financial originated approximately $500 million of loans in calendar year 1999. Additionally, Dynex Financial provided Bingham with improved software systems and a manufactured home loan servicing portfolio of approximately $1 billion.

     On November 4, 1999, Franklin's board convened a special meeting to receive the report of Franklin's financial advisors on the revised Bingham proposal and discuss strategic alternatives. The revised Bingham proposal consisted of an exchange of 1.2 shares of Bingham common stock for each share of Franklin common stock and a new board of directors of the resulting holding company consisting of seven directors designated by Bingham and two directors designated by Franklin. At this meeting, Franklin's board, with the concurrence of its financial advisors, rejected the revised Bingham proposal because it deemed the proposed exchange ratio and corporate governance provisions inadequate. In addition, Franklin's financial advisor verbally indicated that it would not issue a fairness opinion with respect to the proposed transaction with Bingham at the time, primarily due to the financial terms and structure of the proposed transaction existing at the time and the relative newness of Bingham, which began conducting business in January 1997. The board adjourned the meeting to a future date to develop a response to the Bingham offer.

     On November 10, 1999, Franklin's board decided to engage a new financial advisor, Raymond James & Associates, Inc., to advise Franklin generally on future strategic direction, including an evaluation of a possible merger with Bingham on terms acceptable to Franklin, and specifically to focus on the exchange ratio and board control issues. On November 26, 1999, Franklin's former financial advisor resigned.

     On November 16, 1999, Bingham's board held a meeting at which it discussed, among other matters, the status of its OTS application and the status of negotiations with Franklin for a possible merger. Mr. Shiffman reported to the board on the meetings that management of Bingham had had with representatives of Franklin and that he expected several more meetings to occur. The board reviewed and discussed financial projections for the combined company.

     From November 10, 1999 until December 8, 1999, representatives of Franklin, Bingham, Raymond James, Keefe, Bruyette and both parties' legal counsel and accountants discussed Bingham's announced acquisition of Dynex Financial, the revised terms of the proposed merger, tax and accounting considerations relating to the proposed merger and corporate governance issues.

     On December 2, 1999, the chairman of a large out-of-state regional bank with operations in southeast Michigan contacted Franklin's President regarding the possibility of an affiliation, including the possibility of a sale of Franklin. Raymond James, at the direction of Franklin's board, contacted this institution, provided it with publicly-available information on Franklin and held informal discussions with its representatives. On December 17, 1999, a senior vice president of this institution advised Raymond James that, based on its review of Franklin, it had no interest in proceeding further and would not be interested in submitting an offer to Franklin.

     On December 8, 1999, representatives of Raymond James addressed a special meeting of Franklin's board and updated the board members on a summary of the Bingham transaction, historical Bingham financial information, preliminary operating forecasts (including the impact of the Dynex acquisition), comparable company acquisition analysis and discounted cash flow analysis. At that time, the transaction contemplated a variable exchange ratio, depending on the market price of Bingham common stock. The board decided to continue to negotiate with Bingham and to seek to improve corporate governance matters.

     Following the direction of Franklin's board, Mr. Simon, together with representatives of Raymond James and Franklin's legal counsel, met on various occasions with Bingham and its legal counsel to discuss the specific terms of the transaction, including the exchange ratio. At a special meeting of Franklin's board on December 21, 1999, representatives of Raymond James presented an overview of Bingham's business, the revised terms of the proposed merger, the rationale for and advantages of the merger, a shareholder dilution analysis, a discounted cash flow analysis and certain legal matters and tax considerations relating to the proposed transaction. The Franklin board members discussed the strategic alternatives available to Franklin, including the risks and benefits of remaining independent and Franklin's ability to compete effectively for loans in the southeast Michigan market area. Franklin's board reviewed in detail the terms and conditions of the proposed merger, including the exchange ratio and corporate governance provisions, and by a vote of 7 to 1 (James R. Wechsler dissenting) determined that the transaction was in the best interests of Franklin's stockholders, and that Mr. Simon, on behalf of Franklin, should proceed to negotiate and enter into a definitive agreement to merge the two entities as outlined in the Raymond James presentation.

     From December 22, 1999 until December 30, 1999 the parties negotiated a term sheet summarizing the principal terms of the proposed merger.

     Bingham's board held a meeting on December 24, 1999, at which its directors discussed the terms of a proposed term sheet for the merger, including the proposed exchange ratio. The board authorized Bingham's executive officers to continue to negotiate and to execute the term sheet.

     On December 30, 1999, the parties signed a confidentiality agreement and a non-binding term sheet outlining the basic economic terms and conditions of the proposed merger.

     On February 18, 2000, Bingham's board held a meeting to discuss the status of merger negotiations and to receive an informal report on preliminary conclusions from Bingham's due diligence investigation of Franklin.

     Raymond James, in the ordinary course of its business, contacted a regional multi-bank holding company in February 1999 with an inquiry as to its interest in a possible acquisition of Franklin. Raymond James provided the regional multi-bank holding company with publicly-available information about Franklin. Subsequently, in March 2000, the holding company informed Raymond James that it had no interest in pursuing an acquisition of Franklin.

     Through March 17, 2000, Franklin, Bingham, Raymond James, Keefe, Bruyette and the parties' respective legal advisors engaged in negotiations concerning the final terms of the transaction, and each party performed extensive due diligence on the other. During this time, the parties agreed to each designate six directors to the post-merger board and to fix the exchange ratio at 1.525 Bingham shares for each outstanding Franklin share.

     Franklin's board met on March 19, 2000 to consider the final terms of the transaction. At the meeting, presentations were made by Raymond James and Franklin's legal advisors and independent accountants, including, but not limited to, summaries of financial and valuation analyses presented on historical, projected and pro forma bases, the stockholder values likely obtainable from the proposed transaction compared to stand-alone values, Raymond James' written fairness opinion on the exchange ratio, the enhanced terms for Franklin's stockholders of the proposed merger, regulatory matters, tax matters and the due diligence findings of Franklin's advisors. Bodman, Longley & Dahling, counsel to Franklin, discussed with the board an analysis of the legal and regulatory aspects of the proposed transaction. Bodman, Longley also reviewed the fiduciary obligations of the Franklin directors and described the definitive documentation and its effect. The directors discussed their views of the presentations and the transaction. Each of three Franklin directors, Herbert N. Glass, James R. Wechsler and Rebecca J. David, expressed concern over one or more of the following: (i) the combined company's ability to meet the returns and results of the pro forma business plan, and in particular the gain on sale assumptions, prepared by the management teams of Bingham and Franklin; (ii) the adequacy of the economic terms of the Bingham proposal; and (iii) the adequacy of the time and information given to the directors for deliberation on the proposal. The remaining majority directors expressed confidence in the pro forma business plan and projections and noted that the Franklin board had been discussing and deliberating a merger with Bingham for over one year. They noted that management and Franklin's advisors had participated in lengthy negotiations with representatives of Bingham, the outcome of which were significantly improved terms for Franklin's stockholders, including improved corporate governance provisions providing for a board of directors consisting of six Bingham directors and six Franklin directors, as opposed to the initial proposal of seven Bingham directors and two Franklin directors and an improved exchange ratio of 1.525 shares of Bingham common stock for each share of Franklin common stock as opposed to one share of Bingham common stock for each share of Franklin common stock. The majority directors also noted the significance on future operations and forecasted profitability of Bingham's December 1999 acquisition of Dynex Financial, as well as the addition of a new, well-respected chief executive officer to Franklin's management team as a result of the merger. After discussion, Franklin's board by a vote of five to three (Messrs. Glass and Wechsler and Ms. David, dissenting) authorized the execution of the merger agreement

     Bingham's board also met on March 19, 2000 to discuss the merger. At the meeting, Bingham's legal advisors and its independent accountants made presentations to the Board including, but not limited to, financial information of the combined company on a pro forma basis, regulatory matters, tax matters, accounting treatment and due diligence reports. Bingham's board also considered and discussed Keefe, Bruyette's written fairness opinion on the merger consideration. The board also discussed the likelihood that, if completed, the proposed transaction would give Bingham access to lower-cost funds that would offset its increasing funding cost due to the general rising interest rate environment. In addition, the board believed that the merger would allow Bingham to have a banking or thrift subsidiary in a relatively short time. Jaffe, Raitt, Heuer & Weiss, counsel to Bingham, reviewed the fiduciary obligations of the Bingham directors and described the definitive documentation and its effect. The directors discussed their views of the presentations and the transaction. Bingham's board authorized the execution of the merger agreement and the transactions it contemplated.

     The parties executed the merger agreement on March 19, 2000 and the transaction was publicly announced on March 20, 2000.

     Bingham's board of directors held a special meeting on May 8, 2000 at which it considered, discussed and authorized the execution and delivery of the amended and restated agreement and plan of merger attached as Appendix A to this document. At a special meeting on May 16, 2000, Franklin's board of directors considered, discussed and authorized the execution and delivery of the amended and restated merger agreement. The amended and restated merger agreement contains certain non-material changes to the original merger agreement that were necessary to reflect a change in the transaction structure.

REASONS FOR THE MERGER

     The board of directors of Bingham and the board of directors of Franklin believe that the merger is fair to, and in the best interests of, the stockholders of Bingham and Franklin, respectively. We believe
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

that the combined company will be able to create greater stockholder value than could be achieved by the companies individually. Specifically, we believe that the combined company would be positioned to realize:

     - an enhanced potential for revenue and earnings growth;

     - a more efficient use of capital;

     - diversification of its overall revenue mix;

     - the benefits of Bingham's capital markets experiences;

     - the competitive, financial and operation benefits of increased scale;

     - increased growth opportunities by operating in a holding company structure;

     - the benefits of a strong management team drawn from both companies as well as the ability to attract new experienced industry personnel;

     - cost savings by eliminating redundant operations and expenses;

     - the benefits of cross-selling opportunities; and

     - increased liquidity in the stock of the combined company.

     Enhanced potential for revenue and earnings growth. We believe the combined company has the enhanced potential to realize revenue and earnings growth by combining a lower cost of funds with a high quality loan origination platform. Bingham historically has had a higher cost of funds than has Franklin. Bingham has relied primarily on a warehouse line of credit with Lehman Commercial Paper Inc. and credit facilities with Sun Communities, Inc. as its primary sources of funds. Although Bingham has historically been able to originate a high volume of higher-yielding loans, its higher cost of funds has limited Bingham's profitability and its ability to grow loan originations to maximum capacity.

     Unlike Bingham, Franklin has had the ability to access customers' deposits and borrowings from the Federal Home Loan Bank as its primary sources of funds. As a result, Franklin's historical cost of funds has been lower than Bingham's. However, Franklin has not had the same capability as Bingham to generate a high volume of higher-yielding commercial real estate and manufactured home loans.

     We believe that combining Bingham's high-quality loan origination platform with Franklin's lower cost of funds can enhance potential for revenue and earnings growth. For example, promptly after the merger we expect to liquidate a portion of Franklin's $200 million lower-yielding investment securities portfolio and use the proceeds to pay off a substantial portion of Bingham's higher-cost debt.

     More efficient use of capital. We expect the balance sheet of the combined company will initially show excess regulatory capital that does not exist with Bingham and Franklin as separate companies. We expect to be able to use the excess regulatory capital to leverage significant growth.

     Diversification of overall revenue mix. Bingham contributes to the combined company its ability to originate, portfolio, place and sell a high volume of commercial real estate and manufactured home loans. Additionally, Bingham's over $2 billion loan servicing portfolio adds predictable fee-based non-interest income to the combined company. Franklin contributes to the combined company its ability to originate small business and commercial real estate loans and provide deposit services to local businesses. As such, the combined company will have more diversified revenue and funding sources as well as a more diversified loan portfolio. This diversification will also mitigate against the credit risk of concentrating a substantial portion of the combined company's portfolio in loans with similar credit profiles.

     Bingham's capital markets experience. Bingham has experience in brokering, selling and securitizing loans. This experience will allow the combined company to offer a wider array of loan products with different maturities and terms than Franklin currently offers.

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

     Increased scale. We believe that increased scale will provide the combined company with competitive, financial and operational advantages, including increased:

     - financial strength;

     - regulatory capital;

     - ability to attract high-quality, experienced personnel;

     - ability to consolidate certain administrative and operational activities;

     - ability to better compete and grow in the combined companies' markets;
       and

     - technological efficiency.

     Advantages of operating as a holding company. The merger is structured so that Bingham will be a holding company. Franklin will merge with a wholly-owned thrift subsidiary of Bingham, with that thrift subsidiary being the surviving entity under the name "Franklin Bank." We believe the holding company structure will benefit the combined company for the following reasons:

     - there are no regulatory capital requirements for the holding company;

     - the holding company has greater access to the capital markets in raising debt or equity;

     - the holding company may infuse the proceeds of raising debt capital to its thrift subsidiary in the form of core equity capital;

     - the holding company has greater corporate flexibility than Franklin has alone; and

     - there is increased flexibility to enter new markets and lines of business at the holding company level.

     Strong management team. The combined company will have a strong management team with broad experience in commercial banking, real estate lending and capital markets. In addition, we believe this team will permit us to attract similar high-quality individuals to join the combined company. As an example, Joseph G. Horonzy, a former Executive Vice President for both the Retail Banking Division and the Corporate Banking Division of Comerica Bank, will become Chief Executive Officer of Franklin. During Mr. Horonzy's tenure as Executive Vice President of Comerica's Corporate Banking Division, Comerica's commercial loan portfolio increased from $2.3 billion to $4.6 billion. As Executive Vice President of Comerica's Retail Banking Division, Mr. Horonzy had responsibility for nearly 1 million customers, $13 billion of consumer loans and 350 branch offices and over 5,000 employees. W. Anderson Geater, former Chief Financial Officer and Chief Administrative Officer of UFS Holdings, LLC and Central Park Capital, LLC, and Executive Vice President and Chief Financial Officer of Leader Federal Bank for Savings, has joined Bingham as Chief Financial Officer and Treasurer in anticipation of the consummation of the merger. During Mr. Geater's 13 year tenure with Leader Federal Bank, its assets increased from approximately $500 million to approximately $4 billion. During Mr. Geater's six year tenure with UFS Holdings and Central Park Capital, UFS Holdings securitized over $4 billion of commercial real estate loans and Central Park Capital originated and securitized over $1 billion of commercial real estate loans.

     Increased cost savings. We expect that the combined company will realize cost savings by consolidating operations performed by both Franklin and Bingham before the merger.

     Cross-selling opportunities. We believe that after the merger each of Franklin and Bingham will be better able to market its products and services to the other's current customers by building on the relationship the other has already established with those customers. Customers who previously looked elsewhere for certain financial products not offered by the company with which it does business will be able to purchase those products from the combined company.

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

     Increased stockholders' liquidity. The trading volume of Bingham common stock and Franklin common stock has been low historically. In the merger, Bingham will be issuing approximately 5.1 million shares to Franklin stockholders. After the merger, approximately 7.5 million shares will be outstanding. We believe the combined company's increased market capitalization may make it more likely that financial analysts will follow the combined company's stock. We believe the combination of a greater "float" and increased flow of information about the combined company resulting from analysts' coverage coupled with enhanced revenue and earnings potential will provide the stockholders of the combined company with increased liquidity.

     While we expect that we will be able to realize these benefits, no assurance can be given that we will actually be able to do so.

FACTORS CONSIDERED BY THE BOARDS OF DIRECTORS

     Each of our boards of directors, in reaching its decision on the merger also considered a number of other factors, which are set forth below:

     - the potential benefits to be derived from a combination of the two companies described under "-- Reasons for the Merger" and the risks described under "Risk Factors";

     - the strategic and financial alternatives available to each of us in the rapidly consolidating financial services industry;

     - the terms of the merger agreement;

     - the current and prospective economic, competitive and regulatory environment facing each company and other financial institutions;

     - the fact that the transaction was structured as a merger of equals with shared corporate governance for the combined company, including representation of Bingham and Franklin designees on each company's board of directors, thus enabling each of Bingham and Franklin to provide substantial input into the policies and operation of the combined businesses and effect the long-term goals of each company;

     - the opinions of our respective financial advisors that, as of March 19, 2000, and subject to the assumptions and limitations set forth in the opinions, the merger consideration or the exchange ratio was fair from a financial point of view, and the financial presentations made by our respective financial advisors to our respective boards of directors in connection with the delivery of their opinions;

     - the likely impact of the merger on each company's employees and customers;

     - the interests of officers and directors of each company in the merger, as described under "--Interests of Directors and Officers in the Merger";

     - the fact that each of us is permitted to terminate the merger agreement upon receipt of a superior acquisition proposal, subject to the payment of specified termination fees;

     - our respective obligations to pay termination fees under the circumstances described in the merger agreement and the impact that the termination fees may have on potential third-party acquirors;

     - the qualification of the merger as a tax-free transaction for United States federal income tax purposes (except for tax resulting from any cash received for fractional shares by the holders of Franklin common stock) and the expected accounting treatment as a purchase, without creating any goodwill for financial accounting purposes;

     - our review, based in part on presentations by our respective financial advisors and the due diligence review of each other, of the financial condition, results of operation, businesses and prospects of each of the companies before and after giving effect to the merger transaction and the determination of the merger transaction effect on stockholder value; and
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

     - the current market conditions for financial institution stocks, historical market prices of Franklin and Bingham common stock, price volatility and trading information.

     Franklin's board of directors also considered the improvement in Bingham's loan origination platform and servicing portfolio resulting from Bingham's acquisition of Dynex Financial. In addition, Franklin's board also considered other strategic alternatives, including the alternative of continuing to remain independent. In this regard, the Franklin board considered, based in part on analyses of its financial advisor, the range of possible values to Franklin stockholders that could potentially be obtained as an independent entity given the earnings projections developed by management. Based upon this analysis, the range of values indicated for the stand-alone entity were below the range of values implied by the stock price trading range of Bingham multiplied by the merger exchange ratio. In this regard, the Franklin board was aware of certain risks of remaining independent, including, among other things, the ability to compete effectively for loans in the southeast Michigan market area and the costs and operational risks associated with additional technology enhancements which would be necessary in order for Franklin to maintain its competitiveness.

     Bingham's board of directors also considered the possibility of continuing to pursue its application to establish a unitary thrift holding company and a federally-chartered savings bank subsidiary without acquiring a financial institution.

     This discussion of the information and factors considered by our boards of directors is not intended to be exhaustive. In view of the wide variety of the material factors considered in connection with their respective evaluations of the merger and the complexity of these matters, our boards of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to the various factors considered. In addition, our boards of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to their ultimate determination, but rather each board conducted an overall analysis of the factors described above, including discussions with and questioning of our respective management and legal and financial advisors. In considering the factors described above, individual members of our boards of directors may have given different weight to different factors.

     There can be no assurance that any of the potential savings, synergies or opportunities considered by our boards of directors or an increase in stockholder value actually will be achieved through consummation of the merger. See "Risk Factors."

RECOMMENDATIONS OF THE FRANKLIN AND BINGHAM BOARDS OF DIRECTORS

  Franklin

     FRANKLIN'S BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF FRANKLIN COMMON STOCK VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

  Bingham

     BINGHAM'S BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF BINGHAM COMMON STOCK VOTE "FOR" APPROVAL OF THE BINGHAM MERGER PROPOSAL.

MERGER CONSIDERATION

     Upon the merger, each share of Franklin common stock issued and outstanding immediately before the merger (other than shares subject to dissenters' rights) will be converted into the right to receive 1.525 shares of Bingham common stock. This exchange ratio was determined through arm's-length negotiations between Bingham and Franklin. See " -- Background of the Merger."

     Each share of Bingham common stock issued and outstanding at the effective time of the merger will remain outstanding and unchanged as a result of the merger.

     Based on the last reported sale price for Bingham common stock on
            , 2000 ($     per share), the value of 1.525 shares of Bingham
common stock as of that date would have been approximately $          and the
aggregate market value of the merger consideration would have been approximately
$          . The market value of Bingham common stock to be received in the merger may change, however. Fluctuations in the market price of Bingham common stock will result in an increase or decrease in the value of the consideration to be received by Franklin stockholders in the merger. An increase in the market value of Bingham common stock would increase the market value of the consideration to be paid in the merger. A decrease in the market value of Bingham common stock would have the opposite effect. The market value of the merger consideration at the time of the merger will depend on various factors, including the market value of a share of Bingham common stock at that time and any effect of the merger itself.

TREATMENT OF FRANKLIN STOCK OPTIONS

     On the record date, there were options for        shares outstanding under
Franklin's stock option plans. At the effective time of the merger, each Franklin stock option will be converted to an option to purchase the number of shares of Bingham common stock that would have been received by the holder of the Franklin option in the merger had the option been exercised in full for shares of Franklin common stock immediately before the effective time. Any fractional shares will be rounded down to the nearest whole share. Franklin stock options converted to Bingham stock options will be on the same terms and conditions as were applicable immediately before the effective time of the merger, except the exercise price per share will be ratably adjusted by the exchange ratio and rounded down to the nearest cent. Bingham will at all times after the merger reserve for issuance a sufficient number of shares of its common stock to be issued upon the exercise of Franklin options. Promptly after the merger, Bingham will make all filings required under federal and state securities laws to permit the exercise of the Franklin options.

OPINION OF FRANKLIN'S FINANCIAL ADVISOR

     Franklin retained Raymond James & Associates, Inc. on December 20, 1999 to be its financial advisor in connection with the merger and related matters based upon Raymond James' qualifications, expertise and reputation, as well as Raymond James' prior investment banking relationship and general familiarity with Franklin.

     Raymond James has delivered to the Franklin board its opinion that, based upon and subject to the various considerations set forth in its written opinion dated March 19, 2000, the exchange ratio is fair from a financial point of view to holders of shares of Franklin common stock as of that date. In requesting Raymond James' advice and opinion, no limitations were imposed by Franklin upon Raymond James with respect to the investigations made or procedures followed by it in rendering its opinion.

     Franklin retained Raymond James to express an opinion as to the fairness, from a financial point of view, to holders of shares of Franklin common stock of the exchange ratio. Raymond James did not address Franklin's underlying business decision to proceed with the merger and did not make any recommendation to the Franklin board or to Franklin's stockholders with respect to any approval of the merger.

     The full text of Raymond James' opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limits on the review undertaken by Raymond James, is attached as Appendix B to this document. Franklin stockholders are urged to read the opinion in its entirety. RAYMOND JAMES' OPINION IS DIRECTED ONLY TO THE EXCHANGE RATIO IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY FRANKLIN STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE FRANKLIN MEETING. THE SUMMARY SET FORTH IN THIS DOCUMENT OF RAYMOND JAMES' OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCES TO THE FULL TEXT OF THE OPINION ATTACHED TO THIS DOCUMENT AS APPENDIX B.

     During the course of its engagement, and as a basis for arriving at its opinion, Raymond James reviewed and analyzed material bearing upon the financial and operating condition of Franklin and

Bingham and material prepared in connection with the merger, including, among other things, the following:

     - the financial terms and conditions as stated in the merger agreement;

     - certain publicly available information for Franklin, including each of the Annual Reports of Franklin filed on Form 10-K for each of the years ended December 31, 1996, 1997 and 1998, and each of the Quarterly Reports of Franklin filed on Form 10-Q for each of the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - certain publicly available information for Bingham, including each of the Annual Reports of Bingham filed on Form 10-K for each of the years ended September 30, 1998 and 1999, and each of the Quarterly Reports of Bingham filed on Form 10-Q for each of the quarters ended December 31, 1998, March 31, 1999, June 30, 1999 and December 31, 1999;

     - certain internal financial analyses, financial forecasts, reports and other information concerning Franklin and Bingham prepared by the respective managements of Franklin and Bingham;

     - certain third party analysts' estimates as to the future financial performance of Franklin;

     - discussions it has had with certain members of the respective managements of Franklin and Bingham concerning the historical and current business operations, financial conditions and prospects of Franklin and Bingham and such other matters it deemed relevant;

     - the reported price and trading histories of the shares of the common stock of Franklin and Bingham as compared to the reported price and trading histories of certain publicly traded companies it deemed relevant;

     - the respective financial conditions of Franklin and Bingham as compared to the financial conditions of certain other companies it deemed relevant;

     - certain financial terms of the merger as compared to the financial terms of selected other business combinations it deemed relevant; and

     - such other information, financial studies, analyses and investigations and such other factors that it deemed relevant for the purposes of the opinion.

     In conducting its review and arriving at its opinion, as contemplated under the terms of its engagement by Franklin, Raymond James, with the consent of Franklin, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Franklin and Bingham, or publicly available. Raymond James did not undertake any responsibility for the accuracy, completeness or reasonableness of, or any obligation independently to verify such information.

     The material financial information provided to Raymond James by the senior management of each of Franklin and Bingham and discussed during due diligence conversations related primarily to projected earnings for 2000 and, to a lesser extent, the potential cost savings to be generated by the merger.

     The earnings projections of management constitute forward-looking statements and are subject to risks and uncertainties. They were based on assumptions concerning various factors, including the regulatory environment, economic conditions, and unanticipated changes in business conditions, the interest rate environment and inflation, all of which are difficult or impossible to predict and many of which are beyond the control of Franklin, Bingham, or the combined company. Consequently, there can be no assurances that Franklin, Bingham, or the combined company will achieve such results.

     Raymond James assumed that all information, including the earnings projections of management and the potential cost savings, furnished to or discussed with Raymond James by Franklin or Bingham, was reasonably prepared and reflected the best currently available estimates and judgments of the senior management of Franklin and Bingham as to the future financial performance of Franklin, Bingham, or the combined entity, as the case may be. Franklin informed Raymond James, and Raymond James further assumed, that the merger would receive purchase accounting treatment and will qualify as a tax-free reorganization under generally accepted accounting principles. Raymond James did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Franklin or Bingham, nor was Raymond James furnished with such materials. Raymond James assumed, without independent verification, that the aggregate allowances for credit losses for Franklin and Bingham were adequate to cover such losses. Raymond James' opinion was necessarily based upon economic and markets conditions and other circumstances as they existed and could be evaluated by Raymond James on the date of its opinion. Raymond James does not have any obligation to update its opinion, unless requested by Franklin in writing to do so, and Raymond James expressly disclaimed any responsibility to do so in the absence of any such request.

     The summary set forth below does not purport to be a complete description of either the analyses underlying Raymond James' opinion or the presentation made by Raymond James to the Franklin board, but it does summarize all of the material analyses performed and presented by Raymond James. The preparation of a fairness opinion is a complex process involving subjective judgments. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without consideration of all factors and analyses, could create a misleading view of the analyses and the processes underlying Raymond James' opinion. Raymond James arrived at its opinion based on the results of all the analyses it undertook assessed as a whole and did not draw conclusions from or with regard to any one method of analysis. With respect to the comparable company analysis summarized below, no public company utilized as a comparison is identical to Bingham. Such analyses necessarily involve complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the acquisition or public trading values of the companies concerned.

  Implied offer value analysis based on Bingham historical trading valuation.

     Raymond James reviewed the implied offer value per share to holders of Franklin common stock based on the price of Bingham common stock over different intervals during the period commencing 180 trading days prior to March 17, 2000, using the 30-day, 60-day, 90-day, and 180-day average closing price of Bingham common stock during such period. Using such average closing prices, Raymond James observed that the implied value per share to holders of Franklin common stock was as follows:

                                                                    IMPLIED VALUE      IMPLIED VALUE
                            BINGHAM          IMPLIED VALUE           PER SHARE/         PER SHARE/
                            AVERAGE          PER SHARE TO             FRANKLIN           FRANKLIN
                         CLOSING PRICE   FRANKLIN STOCKHOLDERS   12/31/99 BOOK VALUE   12/31/99 EPS
                         -------------   ---------------------   -------------------   -------------
March 17, 2000.........     $ 8.06              $12.30              130.5%                  14.8x
30 Trading Days........       7.67               11.70              124.1                   14.1
60 Trading Days........       8.16               12.45              132.1                   15.0
90 Trading Days........       8.59               13.10              139.0                   15.8
180 Trading Days.......      10.60               16.16              171.5                   19.5

     Raymond James advised Franklin's board of directors of the infrequent trading activity that had been occurring in Bingham's common stock preceding the announcement of the transaction; as such, it was Raymond James' opinion that although Franklin's board of directors should be aware of what an approximate announced transaction value would be for Franklin, it was more appropriate to analyze an approximate transaction value based on the average of Bingham common stock over a period of 30 to 180 days.

  Implied premium analysis based on Franklin historical trading valuation.

     Raymond James reviewed the implied premium to holders of Franklin common stock based on the implied offer value per share to holders of Franklin common stock and the average closing price of Franklin common stock at different intervals during the period commencing 180 trading days prior to

March 17, 2000. Using such average closing prices, Raymond James observed that the implied premium to holders of Franklin common stock was as follows:

                                                 FRANKLIN          IMPLIED VALUE
                                                  AVERAGE          PER SHARE TO        IMPLIED
                                               CLOSING PRICE   FRANKLIN STOCKHOLDERS   PREMIUM
                                               -------------   ---------------------   -------
March 17, 2000...............................      $9.13          $12.30               34.7%
30 Trading Days..............................       9.85           11.70               18.8
60 Trading Days..............................       9.80           12.45               27.0
90 Trading Days..............................       9.40           13.10               39.3
180 Trading Days.............................       9.15           16.16               76.5

  Financial implications to Franklin stockholders.

     Raymond James prepared an analysis of the financial implications of the Bingham offer to a holder of Franklin common stock. This analysis indicated that on a pro forma basis, assuming the merger was completed at the exchange ratio of
1.525 and Franklin stockholders owned approximately 68.1% of the pro forma shares outstanding, a stockholder of Franklin would achieve approximately a 61.1% accretion in earnings per share, no increase in dividends per share and an increase in book value per share of approximately 13.1% in 2000 as a result of the consummation of the merger. Assuming that the projected earnings per share and dividends per share do not materially change from historical growth rate levels, a stockholder of Franklin would achieve approximately a 109.6% accretion in earnings per share, no increase in dividends per share and an increase in book value per share of approximately 51.3% in 2004 as a result of the consummation of the merger. The table below summarizes the results discussed above:

                                          EARNINGS        DIVIDENDS       BOOK VALUE
                                         PER SHARE        PER SHARE        PER SHARE
                                       --------------   -------------   ---------------
                                       2000     2004    2000    2004     2000     2004
                                       -----   ------   -----   -----   ------   ------
Franklin stand alone.................  $1.12   $ 1.76   $0.34   $0.53   $10.22   $14.47
Pro Forma............................  $1.80   $ 3.69   $0.34   $0.53   $11.55   $21.88
% Accretion..........................   61.1%   109.6%    0.0%    0.0%    13.1%    51.3%

  Comparative stockholder returns.

     Raymond James presented an analysis of comparative theoretical stockholder returns in two scenarios, including (i) Franklin remaining independent and being acquired in 2004; and (ii) Franklin being acquired by Bingham through the merger with Bingham in turn being acquired in 2004. This analysis, which was based on the net present value of projected dividend streams and projected common stock valuations, using historical acquisition price-to-book multiples and management earnings per share projections for each of the five years ended December 31, 2000 through December 31 2004, indicated total stockholder returns of 16.3% for Franklin remaining independent and being acquired in 2004, and 31.3% based on the acceptance of the offer from Bingham at the exchange ratio of 1.525 Bingham shares of common stock per Franklin share of common stock and Bingham in turn being acquired in 2004.

  Comparison of selected specialty finance companies.

     Raymond James compared selected operating and stock market characteristics of Bingham to the publicly-available corresponding data of certain specialty finance companies that Raymond James deemed to be relevant, including Associates First Capital Corporation, Conseco, Inc., FINOVA Group, Inc., GreenPoint Financial Corp., and Heller Financial, Inc. (collectively, the "Peer Group"). Based on financial data as of December 31, 1999, the 20 trading-day average market prices as of March 17, 2000 for each company included in the Peer Group, the 90 trading-day average market price as of March 17, 2000 for Bingham, consensus 2000 earnings per share estimates for the Peer Group as of March 17, 2000 from

First Call Corporation, and Bingham's management estimate of 2000 earnings per share, this comparison showed with regard to stock trading multiples, the following:

                                                                  PEER GROUP
                                                      ----------------------------------
MARKET PRICE AS A MULTIPLE OF               BINGHAM   MEDIAN   AVERAGE    HIGH     LOW
-----------------------------               -------   ------   -------   ------   ------
Book Value Per Share......................   83.4%    94.9%     98.3%    135.1%    77.5%
2000E Earnings Per Share..................    4.37x    6.89x     6.64x    7.84x    5.04x

  Peer Group Stock Return Analysis.

     Raymond James analyzed the compound annual growth rates of the stock prices (excluding dividend reinvestments) of the companies in the Peer Group as compared to Bingham, based on one-year and two-year growth rates. This analysis showed the following:

                                                                          PEER GROUP
                                                                       ----------------
GROWTH RATE                                                  BINGHAM   MEDIAN   AVERAGE
-----------                                                  -------   ------   -------
One year...................................................   (46.3)%  (49.2)%   (45.2)%
Two year...................................................   (27.0)%  (30.9)%   (35.0)%

     Franklin's board retained Raymond James based upon the recognized experience and expertise of Raymond James' financial institutions group. Raymond James is a recognized investment banking and advisory firm. Raymond James, as a part of its investment banking and advisory business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Franklin selected Raymond James as its financial advisor because of its reputation and because of its substantial experience in transactions such as the merger. In the ordinary course of business, Raymond James may trade in the equity securities of Franklin and/or Bingham for its own account or for the accounts of its customers and, accordingly, at any time may hold a long or short position in such securities.

     Franklin and Raymond James have entered into a letter agreement, dated December 20, 1999, relating to the services to be provided by Raymond James in connection with the merger. Raymond James will receive a transaction fee upon the completion of the merger equal to $250,000 for the first $56 million in aggregate consideration to be received by Franklin's stockholders plus an amount equal to 1.40% of the difference in the total market value of the transaction over $56 million. Raymond James was paid an initial retainer fee of $15,000 upon execution of the engagement letter, $85,000 of the transaction fee after the execution of the merger agreement for the pending transaction with Bingham, and will be paid the remainder of the transaction fee balance (less a credit for the initial retainer fee) as described above upon the completion of the transaction with Bingham. Raymond James will also receive a fee of $150,000 from Franklin contingent upon the delivery of the fairness opinion. Raymond James was paid a portion of this fee in an amount equal to $65,000 upon delivery of the written opinion on March 19, 2000, and will be paid the remainder of the balance upon consummation of the transaction with Bingham. Based on the average closing price of Bingham's common stock for the 20 consecutive trading days prior to signing the merger agreement on March 19, 2000, the total fee would be approximately $400,000, and Raymond James has received approximately $165,000 of such fee. Franklin also has agreed to reimburse Raymond James for reasonable out-of-pocket expenses of up to $10,000, and to indemnify Raymond James against certain liabilities, including liabilities under the federal securities laws.

OPINION OF BINGHAM'S FINANCIAL ADVISOR

     On October 13, 1999, Bingham retained Keefe, Bruyette & Woods, Inc. to evaluate Bingham's potential strategic alliance with Franklin and to issue a fairness opinion to Bingham's stockholders as to the fairness of the transaction from a financial point of view. Keefe, Bruyette, as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings and distributions of listed and unlisted securities. Keefe, Bruyette is familiar with the market for common stocks of publicly traded banks, thrifts, bank holding companies and other financial institutions. The Bingham board selected Keefe, Bruyette on the basis of the firm's reputation and its experience and expertise in transactions similar to the merger with Franklin.

     In connection with its engagement, Keefe, Bruyette was asked to render an opinion as to the fairness, from a financial point of view, of the merger consideration to stockholders of Bingham. Keefe, Bruyette delivered its opinion to the Bingham board that, as of March 19, 2000, the merger consideration is fair from a financial point of view, to the stockholders of Bingham. No limitations were imposed by the Bingham board upon Keefe, Bruyette with respect to the investigations made or procedures followed by it in rendering its opinion. Keefe, Bruyette has consented to the inclusion in this document of the summary of its opinion to the Bingham board and to the reference to the entire opinion attached hereto as Appendix C.

     The full text of the opinion of Keefe, Bruyette, includes certain assumptions made, matters considered and limitations on the review undertaken by Keefe, Bruyette, and should be read in its entirety. The summary of the opinion of Keefe, Bruyette in this document is qualified in its entirety by reference to the opinion.

     In rendering its opinion, Keefe, Bruyette:

     - reviewed the merger agreement;

     - reviewed Bingham's annual reports, proxy statements, Form 10-Ks and Form 10-Qs since its initial public offering and Franklin's annual reports, proxy statements, Form 10-Ks and Form 10-Qs for the prior three years and certain other information considered relevant, including internal reports, such as board reports, asset-liability reports, asset-quality reports and loan files;

     - discussed with senior management and the boards of directors of Bingham and Franklin, the current position and prospective outlook for each company;

     - considered historical quotations, levels of activity and prices of recorded transactions in Bingham's and Franklin's common stock;

     - reviewed financial and stock market data of other financial services companies in a comparable asset range and asset composition as Bingham and Franklin;

     - reviewed certain recent business combinations with banks as the merger partner, which Keefe, Bruyette deemed comparable in whole or in part; and

     - performed other analyses that Keefe, Bruyette considered appropriate.

     In rendering its opinion, Keefe, Bruyette assumed and relied upon the accuracy and completeness of the financial information provided to it by Bingham and Franklin. In its review, with the consent of the Bingham board, Keefe, Bruyette did not undertake any independent verification of the assets or liabilities and potential or contingent liabilities of Bingham.

     In rendering its opinion, Keefe, Bruyette analyzed the merger consideration offered by Bingham in relation to the following:

     - the returns and results of the pro forma business plan developed by the combined management teams assuming a strategic alliance focusing on asset generation and liability funding strategies; and

     - certain comparable merger and acquisition transactions of pending bank deals, comparing merger consideration relative to tangible book value, last 12 months earnings, total assets, total deposits and premium to core deposits. Keefe, Bruyette analyzed this data with a heightened view of the trend of Franklin's historical earnings (return on average assets of 0.58%, 0.52%, 0.43% for the prior three year-end periods, substantially below median levels of all publicly-traded banks for the same period) and potential for future earnings enhancements. Pending bank deals consist of all bank acquisitions announced but not yet closed as of March 8, 2000.

     The information in the following table summarizes all pending merger and acquisition transactions where the seller was a bank institution. The summary does not purport to be a complete description of the analysis performed by Keefe, Bruyette and should not be construed independently of the other information considered by Keefe, Bruyette in rendering its opinion. Selecting portions of Keefe, Bruyette's analysis or isolating certain aspects of the comparable transactions without considering all analysis and factors could create an incomplete or potentially misleading view of the evaluation process.

                                                                            PRICE TO
                                                         ----------------------------------------------
                                                                                     LAST 12 MONTHS
                                                         TANGIBLE BOOK VALUE(1)   EARNINGS PER SHARE(2)
                                                         ----------------------   ---------------------
Consideration to Franklin's stockholders...............         121.0%                   13.6x
All pending deals(3)
Median of pending deals................................          230.0                    21.2
High of pending deals..................................          440.0                    45.5
Low of pending deals...................................          100.0                    10.0

---------------

(1) Assumes Franklin fully diluted tangible book value of $9.28.

(2) Last 12 months ended December 31, 1999 earnings per fully diluted share of Franklin common stock of $0.84.

(3) 77 deals total

     Based on the above information, Keefe, Bruyette concluded that the above analysis of the transaction is fair from a financial point of view to the stockholders of Bingham. Further, the fairness opinion considered the expected performance of the combined strategic alliance of Bingham and Franklin with additional considerations such as the business plan, asset mix, funding sources and growth potential, net interest margin and net interest spread.

     In preparing its analysis, Keefe, Bruyette made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Keefe, Bruyette and Bingham. The analyses performed by Keefe, Bruyette are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses and do not purport to be appraisals or reflect the prices at which a business may be sold.

     Keefe, Bruyette will receive a fee of approximately $150,000 for services rendered in connection with advising and issuing a fairness opinion regarding this matter. As of the date of the document, Keefe, Bruyette has received $60,000 of its fee, and the remainder of the fee is due upon closing of the merger.

DISSENTERS' RIGHTS

     Under 12 U.S.C. Section 215a, Franklin stockholders have the right to dissent from the merger. This means stockholders have the right to elect to have the fair value of their shares appraised and paid in cash. A stockholder will only receive a cash payment in lieu of Bingham stock if the merger is completed and if he or she complies with the provisions of Section 215a. Under Section 215a, a dissenting stockholder must meet two conditions to properly dissent:

     - the stockholder must either vote against the merger or give written notice to Franklin (see address below) of his or her dissent at or before the special meeting; and

     - the stockholder must make a written request to Bingham for the value of his or her Franklin shares and surrender his or her stock certificates before 30 days after consummation of the merger.

     Subsection (c) of Section 215a provides for the selection of three appraisers who will determine the value of the dissenting shares. If the stockholder appeals the appraisers' decision to the Comptroller of the Currency within five days after being notified of the appraised value of his or her shares or if the appraisers have not reached a decision within 90 days after the consummation of the merger, the Comptroller of the Currency will cause a binding appraisal to be made.

     Dissenting stockholders will receive the greater of

     - the appraised value of their Franklin shares, or

     - the price paid at a public auction of the Bingham shares that they would have received in the merger.

     The appraised value of the Franklin shares may be more or less than the value of the merger consideration. The cash you receive for your shares if you properly dissent could result in income to you for federal and state income tax purposes.

     All notices of dissent should be addressed to:

       Franklin Bank, N.A.
       24725 W. 12 Mile Road
       Southfield, MI 48034
       Attn: David F. Simon

     THIS SUMMARY OF DISSENTERS' RIGHTS MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. IF YOU THINK YOU MAY WANT TO DISSENT FROM THE MERGER, YOU SHOULD CAREFULLY READ THE RELEVANT SECTIONS OF THE STATUTE GOVERNING THIS PROCESS THAT ARE ATTACHED TO THIS DOCUMENT AS APPENDIX D.

     Bingham stockholders do not have dissenters' rights in connection with the merger.

FRACTIONAL SHARES

     No fractional shares of Bingham common stock will be issued to Franklin stockholders in the merger. Instead, Bingham will pay to each Franklin stockholder who would otherwise be entitled to a fractional share of Bingham common stock an amount in cash (without interest) determined by multiplying the fraction by the closing per share sale price of Bingham common stock on the Nasdaq SmallCap Market for the last trading day before the merger.

EXCHANGE OF CERTIFICATES

     Before the merger, Bingham will deposit certificates representing Bingham common stock to be issued in the merger and an amount of cash sufficient to cover payments for fractional shares with an exchange agent mutually selected by Bingham and Franklin.

     Within 15 days of the merger, the exchange agent will deliver to each Franklin stockholder of record immediately before the merger transmittal materials for use in exchanging certificates representing Franklin common stock for Bingham certificates. FRANKLIN STOCKHOLDERS SHOULD NOT FORWARD THEIR FRANKLIN CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL MATERIALS. The exchange agent will deliver Bingham certificates of Bingham common stock into which shares of a stockholder's Franklin common stock are converted in the merger (or any cash payable for fractional shares) to be delivered to each Franklin stockholder upon delivery to the exchange agent of Franklin certificates (or indemnity reasonably satisfactory to Bingham and the exchange agent, if any of the certificates are lost, stolen or destroyed). No interest will be paid on cash paid in lieu of a fractional share or on dividends or distributions that any Franklin stockholder is entitled to receive.

     Until they are surrendered, and subject to applicable law, the Franklin certificates will as of the merger represent ownership of the number of shares of Bingham common stock into which the Franklin shares were converted in the merger. The holders will be entitled to all rights and privileges of holders of Bingham common stock, except that holders of Franklin certificates will not be entitled to receive dividends or any other distributions declared by Bingham until the Franklin certificates are surrendered. After the Franklin certificates are surrendered, the holders of newly issued Bingham certificates will be paid, without interest, any dividends or other distributions with respect to the shares of Bingham common stock the record date for which is after the merger.

     Any portion of the exchange fund that is not claimed by former Franklin stockholders within 12 months of the merger will be returned to Bingham. Any former Franklin stockholder who has not complied with the exchange procedures after that 12-month period may look only to Bingham for payment of merger consideration, without interest.

     After the merger, there will be no further transfers on the records of Franklin of the Franklin certificates. If the Franklin certificates are presented to Bingham for transfer, they will be cancelled against delivery of Bingham certificates.

MANAGEMENT AND BOARDS OF DIRECTORS AFTER THE MERGER

  Management

     If the merger is completed, Joseph G. Horonzy will become the Chief Executive Officer of Franklin, and David F. Simon will become an Executive Vice President of Bingham. Mr. Simon will continue to serve as Franklin's Chairman of the Board. Gary A. Shiffman will continue to serve as Bingham's Chairman of the Board and Ronald A. Klein will continue to serve as Bingham's President and Chief Executive Officer. See below for biographical information for Messrs. Horonzy, Simon, Shiffman and Klein.

  Director Compensation

     The following table sets forth the fees, benefits and perquisites available to non-employee directors of Franklin and Bingham both before and after the merger:

                                                    BEFORE THE MERGER                   AFTER THE MERGER
                                       -------------------------------------------    --------------------
                                             FRANKLIN                BINGHAM          FRANKLIN AND BINGHAM
                                             --------                -------          --------------------
Board fees.........................    $12,000 per year plus    $3,000 per quarter    $3,000 per quarter
                                       $1,000 per meeting
Committee fees.....................    $400 per Loan            None                  None(1)
                                       Committee meeting;
                                       $600 per meeting of
                                       all other committees
Stock options......................    Eligible for grants      Eligible for          Eligible for grants
                                       under stock option       grants under stock    under stock option
                                       plans                    option plan           plan
Health care coverage...............    Provided                 None                  None
Payment of health club dues........    Provided                 None                  None
Severance payments.................    Accrue at a rate of      None                  None
                                       $15,000 per year(2)

-------------------------
(1) The Bingham and Franklin boards may agree to pay a reasonable fee to members of committees of the boards after the merger.

(2) The amount of severance payments accrued for each of Franklin's non-employee directors is approximately $250,000.

     Upon the merger, the fees, benefits and perquisites provided by Franklin to non-employee directors prior to the merger will be immediately reduced or eliminated altogether. Non-employee directors of Franklin who become non-employee directors of Bingham or Franklin after the merger will be compensated like other non-employee directors of Bingham. In addition, it is a condition to the merger that these individuals terminate their current severance agreements with Franklin and enter into new severance agreements with Bingham that, among other things, provide that severance amounts will cease to accrue after the merger and will remain fixed at the levels provided under the current severance agreements. The new agreements will terminate two years after the merger for non-employee directors who become directors of Bingham and three years after the merger for non-employee directors who become directors of Franklin. As a result, any Franklin non-employee director who remains on the Bingham board for more than two years after the merger or the Franklin board for more than three years after the merger will forfeit his accrued severance payment of approximately $250,000 under his existing severance agreement with Franklin. Any forfeited payments will be returned to the combined company. See "-- Interests of Directors and Officers in the Merger--Franklin Severance Agreements."

  Bingham Board of Directors

     If the merger is approved, at the time of the merger the Bingham board of directors will be increased to 12 directors and reconfigured as follows:

                               BEFORE THE MERGER

                                        TERM
DIRECTOR                               EXPIRES
--------                               -------
Daniel E. Bober......................   2000
Robert H. Orley......................   2000
Gary A. Shiffman (Chairman)..........   2000
Mark A. Gordon(1)....................   2001
Brian M. Hermelin....................   2001
James Raiskin(1).....................   2001
Ronald A. Klein......................   2002
Creighton J. Weber(1)................   2002
Arthur A. Weiss......................   2000

                                AFTER THE MERGER

                                        TERM
DIRECTOR                               EXPIRES
--------                               -------
Daniel E. Bober......................   2001
Edgar M. Fenton(2)...................   2001
Joseph G. Horonzy....................   2001
David F. Simon(2)....................   2001
Dean A. Friedman(2)..................   2002
Brian M. Hermelin....................   2002
George M. Nyman(2)...................   2002
Robert H. Orley......................   2002
Ronald A. Klein......................   2003
William E. Murcko(2).................   2003
Gary A. Shiffman (Chairman)..........   2003
Arthur A. Weiss......................   2003

---------------
(1) Will not serve as a Bingham director after the merger.

(2) Current Franklin director. Messrs. Fenton, Friedman and Nyman are non-employee directors.

     There are no material relationships between Bingham or its directors and officers and Franklin or its directors and officers except as contemplated by the merger agreement or as described in this document. In the ordinary course of business and from time to time Bingham, Franklin and their affiliates and subsidiaries may do business with each other.

     To the best of Bingham's knowledge, (i) there are no material proceedings to which any prospective director of Bingham is a party, or has a material interest, adverse to Bingham, and (ii) there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any of these people during the past five years.

  Biographies of Bingham Directors after the Merger

     DANIEL E. BOBER, 41, has been a director and Vice President of Bingham since March 1998. Since 1994, Mr. Bober has been the President of Bloomfield Acceptance Company, L.L.C. and Executive Vice President of Bloomfield Servicing Company, L.L.C., wholly-owned subsidiaries of Bingham engaged in the business of commercial mortgage lending and servicing, respectively. Mr. Bober has been actively involved in commercial real estate lending since 1984, first as Vice President of the Martin Rom Company and then as Vice President of Westpointe Financial Corporation.

     EDGAR M. FENTON, 78, has been a director of Franklin since 1983. He is a member of Franklin's Loan and Investments Committee. Mr. Fenton is the Chairman of the Board and Chief Executive Officer of Cadroy Management Company and the Fenton Company, real estate development, investment and management companies located in Farmington Hills, Michigan, and has been affiliated with both companies since 1952. Mr. Fenton was the President of the Apartment Association of Michigan from 1985 to 1989. Mr. Fenton is Mr. Simon's father-in-law.

     DEAN A. FRIEDMAN, 49, has been a director and the Secretary of Franklin since 1983. He is a member of Franklin's Audit and Compliance Committee and Strategic Planning Committee. Since 1992, Mr. Friedman has been principally employed as the President and Chief Executive Officer of Solomon Friedman Advertising, an advertising agency located in Bloomfield Hills, Michigan.

     BRIAN M. HERMELIN, 34, has been a director of Bingham since October 1997. He is a member of Bingham's Audit Committee and Compensation Committee. Since 1997, Mr. Hermelin has been Chief Operating Officer and a director of USA Jet Airlines Inc., a cargo airline that also operates Active Aero Charter, an air charter broker and logistics provider. From 1992 to 1997, Mr. Hermelin provided acquisition analysis, strategic planning and business development services through various consulting arrangements. Mr. Hermelin is Mr. Orley's brother-in-law.

     JOSEPH G. HORONZY, 52, has been an Executive Vice President of Bingham since May 2000. It is expected that he will become the Chief Executive Officer of Franklin upon the merger. From 1993 through April 2000, Mr. Horonzy was a Manager for Strategic Planning and Financing Services with the public accounting firm of Plante & Moran, LLP. From 1968 to 1993, he held several positions with Comerica Bank, including Executive Vice President for the Retail Banking Division and Executive Vice President for the Corporate Banking Division.

     RONALD A. KLEIN, 42, has been a director and the Chief Executive Officer of Bingham since February 1999. He was named Bingham's President in June 1999. He is a member of Bingham's Nominating Committee. Since 1994, he has been the Managing Director of Equity Growth L.L.C., a private real estate investment company. From 1990 to 1994, Mr. Klein served as Executive Vice President of Alaron Inc., an international distributor of consumer electronics. From 1985 to 1990, Mr. Klein was a member of the Chicago Board Options Exchange. Mr. Klein has also served as the Managing Director of a financial derivatives trading firm and, before 1985, he was in the private practice of law.

     WILLIAM E. MURCKO, 53, has been a director of Franklin since 1983. He is a member of Franklin's Audit and Compliance Committee, Compensation Committee, Search Committee and Strategic Planning Committee. Mr. Murcko has been the President and Chief Operating Officer of Communication Associates, Inc., an advertising agency located in Birmingham, Michigan, since 1990.

     GEORGE M. NYMAN, 53, has been a director of Franklin since 1983. He is a member of Franklin's Audit and Compliance Committee and Loan and Investments Committee. Mr. Nyman has been the President of Professional Property Management Co. of Michigan, Inc., a real estate management firm located in Troy, Michigan since 1975. He is currently the Vice President of the Apartment Association of Michigan 1990.

     ROBERT H. ORLEY, 44, has been a director of Bingham since October 1997. He is a member of Bingham's Audit Committee and Compensation Committee. Mr. Orley is the Executive Vice President of the Oxford Investment Group, Inc., where since 1985, he has supervised the legal, administrative, taxation and financial reporting aspects of Oxford's business portfolio and acquisition searches. Since 1984, Mr. Orley has also been Vice President and a director of Real Estate Interests, Inc., a real estate development and management company affiliated with Oxford. Mr. Orley is Mr. Hermelin's brother-in-law.

     GARY A. SHIFFMAN, 46, has been the Chairman of the Board of Bingham since August 1996. He is a member of Bingham's Nominating Committee. Mr. Shiffman has been the Secretary of Bingham since 1997. Since 1994, Mr. Shiffman has been the Chief Executive Officer and a director of Sun Communities, Inc., a publicly held REIT with its stock traded on the New York Stock Exchange. Since March 2000, Mr. Shiffman has served as Chairman of the Board of Sun. He has been actively involved in the management, acquisition, financing, construction and development of manufactured housing communities over the past 14 years. He has overseen the land acquisition, rezoning, development and marketing of numerous manufactured home expansion projects. In addition, Mr. Shiffman has extensive experience in the debt and capital markets and retains significant interests in a diverse portfolio of real estate assets.

     DAVID F. SIMON, 53, has been the Chairman of the Board of Franklin since 1983. He is a member of Franklin's Loan and Investments Committee, Search Committee, and Strategic Planning Committee. Mr. Simon was an attorney in private practice specializing in securities and financial institutions law from 1971 to 1991. Mr. Simon is Mr. Fenton's son-in-law.

     ARTHUR A. WEISS, 51, has been a director of Bingham since February 1998. He is a member of Bingham's Nominating Committee and Compensation Committee. Since 1976, Mr. Weiss has practiced law with, and is currently a stockholder of, the law firm of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, which represents Bingham in various matters. Mr. Weiss is also a director of Sun.

  Franklin Board of Directors

     When the merger is completed, Franklin will become a wholly-owned subsidiary of Bingham and the Franklin board of directors will be increased to eleven directors and reconfigured as follows. All directors on Franklin's board have one year terms.

              BEFORE THE MERGER                               AFTER THE MERGER
              -----------------                               ----------------
                Rebecca David                                Daniel E. Bober(3)
               Edgar M. Fenton                                  Rebecca David
             Dean A. Friedman(1)                               Edgar M. Fenton
              Herbert N. Glass                                Herbert N. Glass
            William E. Murcko(1)                      Mark A. Gordon (Vice Chairman)(3)
             George M. Nyman(1)                             Brian M. Hermelin(3)
              Joseph A. Pick(2)                               Joseph G. Horonzy
          David F. Simon (Chairman)                          Ronald A. Klein(3)
            James R. Wechsler(1)                             Robert H. Orley(3)
                                                          David F. Simon (Chairman)
                                                            Creighton J. Weber(3)
                                                              Joseph A. Pick(2)

---------------
(1) Will not serve as a Franklin director after the merger.

(2) Non-voting advisory director serving at the discretion of the Franklin board.

(3) Current Bingham director.

  Biographies of Franklin Directors after the Merger

     The biographies of Messrs. Bober, Fenton, Hermelin, Horonzy, Klein, Orley and Simon, who will also be directors of Bingham after the merger, are set forth above.

     REBECCA DAVID, 46, has been a director of Franklin since 1997 and has been the President of Franklin since 1999. She is a member of Franklin's Loan Committee and Strategic Planning Committee. Before being appointed President of Franklin, Ms. David was Franklin's Senior Vice President, Marketing from 1991 to 1999.

     HERBERT N. GLASS, 52, has been a director of Franklin since 1983. He is a member of Franklin's Audit and Compliance Committee, Compensation Committee, Search Committee and Strategic Planning Committee. Mr. Glass has been the President of The Glass Freedman Company, a registered investment advisor that provides pension, life insurance and investment consulting, actuarial and administrative services to corporations and retirement programs, located in Bingham Farms, Michigan since 1976. Mr. Glass is a Certified Pension Consultant, a Certified Financial Planner, a Chartered Life Underwriter, a Chartered Financial Consultant and a Licensed Insurance Counselor.

     MARK A. GORDON, 54, has been a director of Bingham since February 1999. He is currently a member of Bingham's Audit Committee. Mr. Gordon has been with The Budd Company, an automotive parts manufacturer, since 1976 and currently holds the position of Assistant General Counsel. Previously, he was President of Budd Financial Corporation, a financial services affiliate of The Budd Company. Mr. Gordon is a certified public accountant and an attorney. Before his employment with The Budd Company, Mr. Gordon was a tax specialist with the public accounting firms KPMG Peat Marwick and Coopers & Lybrand.

     CREIGHTON J. WEBER, 45, has been a director and Vice President of Bingham since March 1998. Mr. Weber has been an Executive Vice President of Bloomfield Acceptance and Bloomfield Servicing since 1994. Mr. Weber has extensive experience in real estate finance and managing investments in real estate, having worked in the industry since 1984. Before his employment with Bloomfield Acceptance and Bloomfield Servicing, he was Senior Vice President of a private investment and commercial mortgage banking firm.

     JOSEPH A. PICK, 64, has been a non-voting advisory director of Franklin since 1991. He is currently a member of Franklin's Compensation Committee and Strategic Planning Committee. During the past five years, Mr. Pick has been the President of ServiceForce, Inc., a satellite installation service company, and President of Pick Monetary Group, Inc., a business consulting service.

INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER

     Some of the Franklin directors and officers have interests in the merger that are different from, or in addition to, their interests as stockholders in Franklin. The members of the boards of directors of Franklin and Bingham were aware of these additional interests, and considered them, among other matters, when they approved the merger agreement.

  Simon Employment Agreement

     Mr. Simon currently serves as Chairman of the Board of Franklin. Following the merger, he will continue in that role and will take on additional duties as Executive Vice President of Bingham. His current contract is for one year with automatic renewals for one year unless notice is timely given. After the merger, his contract will be for a term of three years, unless renewed in the discretion of Bingham's board of directors. Under Mr. Simon's current agreement, his base salary is $270,400 per year and he is eligible to receive an annual bonus of up to 50% of his base salary. Under his new agreement, Mr. Simon's base salary will be reduced to and fixed at $250,000 per year and he will be eligible for an annual bonus of up to 50% of his base salary based on performance criteria to be established by Bingham's Compensation Committee. The new contract will provide for the grant to Mr. Simon of options to purchase 5,000, 7,500 and 10,000 shares of Bingham common stock in 2000, 2001 and 2002, respectively, at an exercise price equal to the closing sales price of a share of Bingham's common stock on the trading day immediately preceding the respective grant dates. In lieu of any other retirement benefits, upon the completion of his service with Bingham, the new contract will provide for a severance payment of $500,000 payable over a 19-month period. In the event of a future change in control of Bingham, Mr. Simon can elect to receive that severance payment plus the balance of the remaining compensation due him under the new contract or the amount payable under his existing severance agreement (see discussion below).

  Horonzy Employment Agreement

     Joseph G. Horonzy is currently employed as an Executive Vice President of Bingham. When the merger is completed, Mr. Horonzy is expected to enter into an employment agreement with Bingham, under which he will serve as the Chief Executive Officer of Franklin. The term of the agreement will be three years from May 1, 2000. Mr. Horonzy's annual base salary will be $250,000 for the first year and will be subject to review each year by Bingham's Compensation Committee. Upon his employment with Bingham, Mr. Horonzy received a $65,000 signing bonus and will receive an annual incentive bonus of up to 25% of his base salary. The agreement will also provide for an annual bonus based on the performance of Bingham's stock of up to (i) two times Mr. Horonzy's base salary minus (ii) the sum of his base salary and his annual incentive bonus. In March 2000, Bingham granted Mr. Horonzy an option to purchase 10,000 shares of its common stock at an exercise price of $8.0625 per share. Bingham will grant Mr. Horonzy options to purchase 10,000 shares of its stock in each of 2001 and 2002 at an exercise price equal to the closing sales price of a share of Bingham's common stock on the trading day immediately preceding the respective grant dates. If there is a change of control in Bingham, Mr. Horonzy will receive a payment equal to two times the sum of (a) his base salary for the current year, plus (b) the amount of his annual incentive bonus for the previous year.

  Franklin Severance Agreements

     In 1993, Franklin adopted a policy of entering into severance agreements with its directors and senior officers. Franklin has entered into severance agreements with 29 of its senior officers and six of its non-employee directors (including a non-voting advisory director). The severance agreements with the senior officers provide that if a change in control of Franklin occurs while the officer is still an employee of

Franklin and the officer is terminated (including termination by the senior officer for good reason or termination or non-renewal of employment by Franklin under any employment agreement with the officer but excluding termination for cause, death or disability) within three years following the change in control, the officer is entitled to a multiple of the officer's gross compensation (salary and bonus) for any 12-month period yielding the highest dollar amount during the three years before the termination date; reimbursement for any excise tax payments payable by the officer under his or her compensation arrangements with Franklin; in lieu of exercising the officer's stock options, surrender the options for cash in an amount equal to the difference between the value of the stock subject to the option and its exercise price; and to participate in, for three years after the date of termination (or to have benefits substantially similar to), the benefit plans the officer was entitled to participate during the three years before the termination date.

     The multiple of compensation is generally 2.99 for the chief executive officer, president and chairman, 2.0 for executive vice presidents and 1.5 for senior vice presidents. Vice presidents are entitled to six months gross compensation. If after the merger there is an occurrence of a termination of the senior officer satisfying the requirements for payment of severance, the amount of severance payable (assuming gross compensation is determined as of December 31, 1999) for each of Mr. Simon, Rebecca David (Franklin's President), David L. Shelp (Franklin's Chief Financial Officer) and Edward J. Shehab (Franklin's Treasurer) would be approximately $974,000, $667,000, $265,000 and $209,000, respectively. As a result of the execution of the merger agreement, a change of control event has occurred under the severance agreements. Severance payments payable to the senior officers under the severance agreements in the event of termination have been paid into a trust. If the senior officers, however, are not terminated pursuant to the terms of the severance agreements, all unexpended funds will revert to Franklin.

     The severance agreements with non-employee directors provide that a non-employee director is entitled to $15,000 for each year of service (plus participation in Franklin's benefit plans for three years following termination), if within three years following a change in control of Franklin the non-employee director is no longer a director of Franklin because of failure to nominate or re-elect the non-employee director, because of a termination for good reason by the non-employee director or because of a termination of the non-employee director by the board of directors or stockholders (but not including termination of the non-employee director as a result of the non-employee director's death, disability or resignation for other than good reason). As a result of the execution of the merger agreement, a change of control event has occurred under the severance agreements. Severance payments payable to the non-employee directors under the severance agreements in the event of termination have been paid into a trust. However, if the directors are not terminated pursuant to the terms of the severance agreements, all unexpended funds will revert to the combined company.

     It is a condition to the merger that the five non-employee directors of Franklin (and one non-voting advisory director) enter into new severance agreements effective upon the completion of the merger. The new severance agreements for non-employee directors will terminate the current severance agreements, freeze the accrual of severance benefits and have a term from the effective date of the merger to (i) the second anniversary date of the effective date of the merger for non-employee directors elected to the board of directors of Bingham; and (ii) the third anniversary date of the effective date of the merger for non-employee directors elected to the board of directors of Franklin. The new severance agreements will provide that if, during the term of the agreement, the director dies, fails to be re-elected to, or resigns or fails to be nominated or is removed from, the board of directors of Franklin or Bingham, he or she will be entitled to an amount fixed at $15,000 for each year of service (plus a prorated amount for any partial year) prior to the date of the merger. In addition, Franklin or Bingham, as applicable, may require the non-employee director to surrender his or her stock options for cash in an amount equal to the difference between the value of the stock subject to the option and its exercise price.

  Franklin Director Transaction with Bingham

     During the years ended December 31, 1998 and December 31, 1999, Bingham in the ordinary course of its business engaged Communication Associates, Inc. to provide advertising and printing services.

William E. Murcko, a director of Franklin, is President, Chief Operating Officer and a minority shareholder of Communication Associates. For the years ended December 31, 1998 and December 31, 1999, Bingham paid $55,454 and $11,690, respectively, to Communication Associates for its services. This amount represented less than 1.5% and less than 1% of Communication Associates' gross revenues for the years ended December 31, 1998 and December 31, 1999, respectively.

  Franklin Stock Options

     Stock options awarded to Franklin's officers and directors under Franklin's stock option plans will be converted into options to acquire shares of Bingham common stock. Under Franklin's 1994 Key Employee Incentive Stock Option Plan, the unvested options became vested upon the announcement of the merger. The following table indicates the number of Franklin stock options that have accelerated as a result of the announcement of the merger and the value of such options. The value of the accelerated Franklin stock options was calculated based on the difference between the per share exercise price and the closing price of Franklin common stock on the Nasdaq National Market System on
            , 2000, the last full trading day on which information was available
before this document was printed and mailed ($     ) and using the exchange
ratio of 1.525:

                                                                                 VALUE OF
                                                               ACCELERATED      ACCELERATED
NAME                                                         FRANKLIN OPTIONS     OPTIONS
----                                                         ----------------   -----------
David F. Simon.............................................       10,200         $
Rebecca J. David...........................................        6,375
David L. Shelp.............................................        6,375
Edward J. Shehab...........................................        5,850
All other Franklin executive officers as a group (6
  persons).................................................        9,870

  Indemnification of Franklin Officers and Directors

     For six years after the merger is completed, to the extent commercially available and reasonable, Franklin will maintain directors and officers liability insurance comparable to that which it currently maintains. After the merger, Bingham has agreed to provide the Franklin director designees the same protection against claims and liabilities arising from service on the Bingham and Franklin boards as it provides to Bingham director designees. In addition, after the merger, Franklin will take no action that would diminish the indemnification rights under Franklin's governing documents of the officers and directors of Franklin serving before the merger.

REPRESENTATIONS AND WARRANTIES

     In the merger agreement each of Franklin and Bingham has made representations and warranties relating to, among other things:

     - the parties' respective organization, capitalization and ownership of subsidiaries;

     - accuracy of financial statements;

     - the absence of material adverse changes in its business, financial condition, operations or properties;

     - the truth and accuracy of information prepared and provided by them in connection with this document;

     - the absence of certain legal proceedings;

     - compliance with laws, regulations and other requirements;

     - corporate actions in connection with the approval and execution of the merger agreement and related documents;

     - authority relative to the merger agreement;

     - employment arrangements;

     - employee benefit plans;

     - the accuracy of information furnished to the other party;

     - their respective properties and assets;

     - material agreements and contracts;

     - tax matters;

     - environmental matters; and

     - loan portfolios.

     For detailed information on these representations and warranties, see the merger agreement attached to this document as Appendix A.

WHAT WE MUST DO TO COMPLETE THE MERGER

  Mutual conditions

     The respective obligations of Franklin and Bingham to consummate the merger are subject to the following conditions:

     - Franklin's stockholders must have approved the merger agreement and Bingham's stockholders must have approved the Bingham merger proposal and approved the amendment to Bingham's 1997 stock option plan;

     - all necessary regulatory consents and approvals must have been obtained and no such approval may contain (i) any conditions that would either before or after the merger have a Bingham Material Adverse Effect or a Bank Material Adverse Effect (as each is defined below) or (ii) any conditions that are not customary and usual and would be unduly burdensome;

     - no governmental authority shall have acted to prohibit the merger;

     - all authorizations under federal and state securities laws necessary to consummate the merger and to issue the shares of Bingham common stock must have been received;

     - the shares of Bingham common stock to be issued in the merger must have been approved for listing on the Nasdaq National Market System;

     - there must not be any litigation or proceeding that could prevent the consummation of the merger or cause any of the transactions contemplated in the merger agreement to be rescinded;

     - there must not have been a material change to Franklin's business plan, without the approval of the Bingham and Franklin boards of directors; and

     - the Bingham and Franklin boards of directors must have been reconfigured as provided in the merger agreement. See "-- Management and Boards of Directors after the Merger".

  Franklin's Conditions

     Franklin's obligation to consummate the merger is subject to the following conditions, any of which Franklin may waive:

     - all representations and warranties made by Bingham in the merger agreement must have been true and correct in all material respects on the date of the merger agreement and as of the merger with the same force and effect as if they had been made on and as of the date of the merger;

     - Bingham must have performed in all material respects all of its obligations required under the merger agreement;

     - Bingham must have obtained, performed or given all of the consents and approvals required under the merger agreement;

     - Bingham must have updated all of the schedules to the merger agreement and must have promptly notified Franklin of any changes or events that may cause any material change or addition to any of the schedules or in any representation or warranty made by Bingham;

     - Bingham must have executed and delivered all of the documents required under the merger agreement;

     - Bingham and its subsidiaries must have continued to operate their businesses in the ordinary course through the merger; and

     - since the date of the merger agreement, no change shall have occurred which could have a Bingham Material Adverse Effect.

  Bingham's Conditions

     Bingham's obligation to consummate the merger is subject to the following conditions, any of which Bingham may waive:

     - all representations and warranties made by Franklin in the merger agreement must have been true and correct in all material respects on the date of the merger agreement and as of the merger with the same force and effect as if they had been made on and as of the date of the merger;

     - Franklin must have performed in all material respects all its obligations required under the merger agreement;

     - Franklin must have obtained, performed or given all of the consents and approvals required under the merger agreement;

     - Franklin must have updated all of the schedules to the merger agreement and shall have promptly notified Bingham of any changes or events that may cause any material change or addition to any of the schedules or in any representation or warranty made by Franklin;

     - Franklin must have executed and delivered all of the documents required under the merger agreement;

     - Franklin and its subsidiaries must have continued to operate their businesses in the ordinary course through the merger;

     - since the date of the merger agreement, no change shall have occurred which could have a Bank Material Adverse Effect;

     - the trustee of Franklin's employee stock ownership plan must have complied with all provisions of the ESOP's governing documents and all provisions of applicable law necessary to complete the merger; and

     - Franklin's non-employee directors who will serve as directors of Franklin or Bingham after the merger must have entered into new severance agreements to replace their current severance agreements. See
       "-- Interests of Directors and Officers in the Merger."

     For purposes of the merger agreement, a "Bingham Material Adverse Effect" or a "Bank Material Adverse Effect" means an effect which, with limited exceptions:

     - is material and adverse to the financial position, results of operations, business, or operations of Bingham or Franklin (as applicable) and its subsidiaries taken as a whole; or

     - would materially impair the ability of Bingham or Franklin (as applicable) to perform its obligations under the merger agreement or otherwise materially impede the consummation of the merger.

     There can be no assurance that the conditions to consummation of the merger will be satisfied or waived. If the conditions to either party's obligations are not satisfied in any material respect, the other party may terminate the merger agreement. See "-- Termination of the Merger Agreement."

REGULATORY APPROVALS

     The Office of Thrift Supervision must approve the establishment of Bingham as a registered savings and loan holding company. The OTS must also approve the establishment of Bingham Bank and the
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

merger of Franklin into Bingham Bank. The Federal Deposit Insurance Corporation must grant federal deposit insurance to Bingham Bank.

WAIVER AND AMENDMENT

     Before the merger, either Bingham or Franklin may waive in writing any provision of the merger agreement if it is the party benefited by the provision. The waiver of any breach of any provision of the merger agreement will not act to waive any subsequent or similar breach.

     Bingham and Franklin may amend the merger agreement, but after Franklin's special meeting, the merger consideration to be received by Franklin's stockholders cannot be decreased.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated:

     - at any time before the merger by the mutual consent of Bingham and Franklin;

     - at any time before the merger by Franklin (i) if any of the conditions to its obligations to close have not been satisfied or waived by December 31, 2000, or (ii) if Bingham materially breaches the merger agreement;

     - at any time before the merger by Bingham (i) if any of the conditions to their obligations to close have not been satisfied or waived by December 31, 2000, or (ii) if Franklin materially breaches the merger agreement;

     - by either Franklin or Bingham if (i) the approval of any required governmental authority has been denied by final nonappealable action or
       (ii) any required stockholder approval is not obtained at Bingham's annual meeting or Franklin's special meeting;

     - by Bingham, at any time before Franklin's special meeting, if Franklin's board of directors has withdrawn its recommendation to the Franklin's stockholders to approve the merger agreement or modified or changed its recommendation in a manner adverse in any respect to the interests of Bingham;

     - by Franklin, at any time before Bingham's annual meeting, if Bingham's board of directors has withdrawn its recommendation to Bingham's stockholders to approve the issuance of the Bingham common stock in the merger or modified or changed its recommendation in a manner adverse in any respect to the interests of Franklin; or

     - by Franklin, if during any 20-consecutive-trading-day period between March 19, 2000 and the date Franklin's stockholders approve the merger, Bingham's common stock does not trade or close at or above $8.00 per share at least once during such 20-consecutive-trading-day period.

     The representations and warranties and most of the covenants in the merger agreement will terminate upon the merger. The agreements surviving the merger deal primarily with Bingham's obligations with respect to exchange procedures for Franklin's common stock and options, representations made in this document and management of Bingham and Franklin after the merger. After the merger, neither of the parties will have any liability to the other because of any breach of the merger agreement, except with respect to agreements of the parties which by their terms are intended to be performed after the merger.

     For additional information, see Sections, 8.01, 8.02 and 9.13 of the merger agreement.

TERMINATION FEES

     Each of Bingham and Franklin has agreed not to offer to sell its business, stock or assets to, or carry on negotiations with respect to the sale of its business, stock or assets with, any third party. Either of Bingham and Franklin may consider unsolicited bona fide third-party offers to purchase its business, stock

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

or assets if its board determines in good faith that the offer must be considered for the board to act in a manner consistent with fiduciary duties under applicable law.

     Because either Bingham or Franklin would be materially harmed if the other abandoned the merger, each has agreed to pay to the other $3,000,000 if it makes an offer to a third party or enters into negotiations with respect to a third-party offer and the merger is abandoned or terminated by it as a result of considering that offer. Because damages would be difficult to calculate, Bingham and Franklin agreed that the amount of the termination fee is a reasonable estimate of the damages either might incur if the other terminates the merger agreement in such a manner.

COVENANTS PENDING CLOSING

     Bingham and Franklin have agreed to use reasonable efforts in good faith to take all actions and to do all things necessary, proper, desirable or advisable to complete the merger and the other transactions contemplated by the merger agreement as soon as practicable.

  Covenants Made by Bingham and Franklin

     With limited exceptions, Bingham and Franklin have each agreed not to offer to sell to third parties, or negotiate with third parties for the sale of, its business, stock or assets. See "-- Termination Fees." In addition, each of Bingham and Franklin has agreed that it and its subsidiaries, except as otherwise contemplated by the merger agreement and subject to limited exceptions, will not, without the prior written approval of the other party:

     - conduct its business other than in the ordinary course, fail to use reasonable efforts to preserve its business or take any action that would materially impair its ability to perform its obligations under the merger agreement;

     - other than pursuant to stock options outstanding as of March 19, 2000 or issued to officers, employees or directors in the ordinary course of business, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or rights convertible into or exercisable for capital stock;

     - issue any other capital securities, capital stock, debentures, or subordinated notes of any subsidiary other than in the ordinary course of business;

     - except for dividends in the ordinary course of business, make, declare, pay or set aside for payment any dividend (including stock dividends) or distribution; or adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

     - except in the ordinary course of business or as contemplated by the merger agreement, enter into or amend any employment, consulting, severance or similar agreements with any director, officer or employee, or grant any salary increase or increase any employee benefit;

     - except in the ordinary course of business to provide incentive to directors, officers or employees, establish or amend any employee benefit plans or take any action to accelerate the vesting or exercisability of stock options or other compensation or benefits payable under benefit plans;

     - sell, encumber or otherwise dispose of any of its material assets, deposits, business or properties except in the ordinary course of business for fair value;

     - except in the ordinary course of business, acquire all or any portion of, the assets, business, deposits or properties of any entity;

     - except as contemplated in the merger agreement, amend its or any of its subsidiaries' governing documents;

     - implement any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

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

     - enter into, terminate, or amend any material contract in any material respect;

     - except in the ordinary course of business or involving an amount not in excess of $100,000, settle any claim, action or proceeding;

     - foreclose upon or otherwise take title to or possession or control of any real property without first having an environmental report;

     - except as contemplated in its existing strategic plan and budget, or as required for technology or facility upgrades, open, close, expand or relocate any offices or facilities;

     - enter into any material securities transaction for its own account or purchase or otherwise acquire any material amount of investment securities for its own account except purchases and sales of securities consistent with past practice to maintain investment portfolios that have risk and asset mix characteristics substantially similar to those of their current respective investment portfolios;

     - purchase or lease fixed assets where the amount paid or committed is greater than $50,000 individually or $250,000 in the aggregate;

     - materially change any loan underwriting policies or change which persons may approve loans, make or commit to make any new loan or discretionary advance under any existing loan or letter of credit, or restructure any existing loan in a manner inconsistent with past practice or customary standards;

     - except in the ordinary course of business and consistent with current policies and guidelines, purchase any loan, loan participation or other interest in any loan;

     - take or fail to take any action while knowing that the action or inaction would cause the merger not to qualify as a reorganization within the meaning of Section 368(a) of the tax code;

     - take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties being or becoming untrue in any material respect, (ii) any of the conditions to the merger not being satisfied; or (iii) a material violation of any provision of the merger agreement except, in each case, as may be required by applicable law;

     - implement any material change in, or fail to follow, its interest rate and other risk management policies, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

     - incur any indebtedness not in the ordinary course of business; or

     - agree or commit to do any of the foregoing actions.

  Additional Covenants Made by Franklin

     In addition, Franklin has agreed not to:

     - voluntarily make any material changes in or to its deposit mix;

     - increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with prevailing banking practice or its existing strategic plan and budget; or

     - incur any liability relating to retail banking and branch merchandising, marketing and advertising activities and initiatives materially in excess of the amounts previously disclosed to Bingham.

  Additional Information Regarding Covenants

     For additional information, see Sections 5.01, 5.02, 5.03 and 5.08 of the merger agreement.

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

EXPENSES

     All expenses incurred in connection with the merger agreement and the transactions it contemplates will be paid by the party incurring them, except that Bingham and Franklin will split:

     - all printing and mailing expenses associated with this document;

     - all regulatory filing fees;

     - all costs, expenses and fees of proxy solicitors; and

     - all other costs and expenses (other than those of accountants and attorneys) incurred in a collaborative effort to complete the merger.

If the merger is not closed, Franklin will also reimburse Bingham for one-half of all compensation Bingham has paid to Joseph G. Horonzy, who is expected to become the Chief Executive Officer of Franklin if the merger occurs.

ACCOUNTING TREATMENT

     The merger will be treated as a purchase under generally accepted accounting principles. Because the Franklin stockholders will own approximately 66% of the combined company, the transaction will be accounted for as a reverse acquisition with Franklin being the acquiring company for accounting purposes. Accordingly, the purchase price of $38.973 million (which was for accounting purposes established based on the average bid and asked price of Bingham common stock of $7.58 per share for the 10 trading days before and 10 trading days after March 20, 2000, the merger announcement date) will be allocated based upon the relative fair values of Bingham's assets and liabilities acquired. In addition, the post-merger financial statements of the combined company will reflect Franklin as the acquiring company for accounting purposes. We expect there will be no goodwill recorded by the combined company as a result of the merger. The absence of goodwill will benefit the combined company because we will not be required to reduce earnings by amortizing goodwill.

     The unaudited pro forma combined consolidated financial information contained in this document has been prepared using the purchase method of accounting. See "Unaudited Pro Forma Combined Consolidated Financial Information."

RESALES OF BINGHAM COMMON STOCK BY AFFILIATES OF FRANKLIN

     The shares of Bingham common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an "affiliate" of Franklin for purposes of Rule 145 under the Securities Act as of the date of Franklin's special meeting. Affiliates of Franklin may not sell their shares of Bingham common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act covering those shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Franklin generally include individuals or entities that control, are controlled by or are under common control with Franklin, and may include certain officers and directors of Franklin as well as certain principal stockholders of Franklin.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     THE FOLLOWING DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO BINGHAM, BINGHAM STOCKHOLDERS, FRANKLIN AND FRANKLIN STOCKHOLDERS WHO ARE CITIZENS OR RESIDENTS OF THE UNITED STATES DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL OF THE MERGER AGREEMENT. NOR DOES THIS DISCUSSION ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR BINGHAM OR FRANKLIN STOCKHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE

COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND STOCKHOLDERS WHO ACQUIRED THEIR SHARES AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION. THE DISCUSSION IS BASED UPON THE INTERNAL REVENUE CODE, TREASURY REGULATIONS AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE OF THIS DOCUMENT. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, AND ANY CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION.

     WE URGE FRANKLIN STOCKHOLDERS TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR EFFECT OF THEIR OWN PARTICULAR FACTS AND CIRCUMSTANCES ON THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM, AND ALSO AS TO THE EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER FEDERAL TAX LAWS.

     Under current federal income tax law, and based upon assumptions and representations to be made by Bingham and Franklin, and assuming that the merger is consummated in the manner set forth in the merger agreement, it is anticipated that the following federal income tax consequences would result:

     - the merger will qualify as a reorganization under Section 368(a) of the tax code;

     - no gain or loss will be recognized by Bingham or Franklin as a result of the merger;

     - no gain or loss will be recognized by any Franklin stockholder upon the exchange of Franklin common stock solely for Bingham common stock in the merger;

     - the aggregate tax basis of the Bingham common stock received by each Franklin stockholder who exchanges Franklin common stock for Bingham common stock in the merger will be the same as the stockholder's basis in the Franklin common stock surrendered in exchange (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share interest in Bingham common stock);

     - the holding period of the shares of Bingham common stock received by each Franklin stockholder in the merger will include the holding period of the Franklin common stock surrendered in exchange, provided that the surrendered shares of Franklin common stock were held as a capital asset by the stockholder at the time of the merger; and

     - cash received in the merger by each Franklin stockholder in lieu of a fractional share interest of Bingham common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Bingham common stock that the stockholder would otherwise be entitled to receive, and will qualify as capital gain or loss (assuming the Franklin common stock surrendered in exchange was held as a capital asset by the stockholder at the time of the merger).

     Based upon representations to be made by Bingham and Franklin as of the effective time of the merger, Jaffe, Raitt, Heuer & Weiss, Professional Corporation, counsel to Bingham, and Bodman Longley & Dahling LLP, counsel to Franklin, will each render an opinion, dated as of the date of the merger, that the merger will qualify as a reorganization under the tax code with the consequences set forth above. Each opinion also would be subject to the assumptions that the merger is consummated in the manner and in accordance with the terms of the merger agreement and that the merger will qualify as a merger under federal banking statutes. Both opinions would be based entirely upon the tax code, regulations then in effect or proposed under the tax code, then-current administrative rulings and practice and judicial authority, all of which would be subject to change, possibly with retroactive effect. Consummation of the merger is conditioned upon the receipt by Bingham of the opinion of Jaffe, Raitt, Heuer & Weiss and the receipt by Franklin of the opinion of Bodman Longley & Dahling. See "-- What We Must Do to Complete the Merger."

     No ruling has been or will be requested from the IRS, including any ruling as to federal income tax consequences of the merger to Bingham, Franklin or Franklin stockholders. Unlike a ruling from the IRS, the opinions of counsel are not binding on the IRS. There can be no assurance that the IRS will not take a position contrary to the positions reflected in such opinions or that such opinions would be upheld by the courts if challenged.

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

ARBITRATION

     Bingham and Franklin have agreed to resolve any dispute arising out of the merger agreement by arbitration, except that either of them may seek a preliminary injunction if necessary to avoid irreparable damage. Each party will pay its own costs of arbitration and Bingham and Franklin will split the arbitrators' expenses equally. However, the arbitrators can assess all of the costs of arbitration and the other party's attorneys fees to any party that raises an unreasonable claim, defense or objection.

NASDAQ LISTING

     Bingham common stock is currently quoted on the Nasdaq SmallCap Market under the symbol "BFSC." It is a condition to consummation of the merger that the Bingham common stock to be issued to the stockholders of Franklin pursuant to the merger agreement will be quoted on the Nasdaq National Market System. See "-- What We Must do to Complete the Merger."

CORPORATE STRUCTURE AFTER THE MERGER

     At the time of the merger, Franklin will become a federally-chartered savings association and a wholly-owned subsidiary of Bingham. See "The Merger -- Reasons for the Merger" and "Additional Information about Franklin -- Business of Franklin -- Regulation."

     At the time of the merger, it is anticipated that Bingham's current financial services subsidiaries will become subsidiaries of Franklin. These subsidiaries are Bloomfield Acceptance Company, L.L.C., Bloomfield Servicing Company, L.L.C., Dynex Financial, Inc. and Hartger & Willard Mortgage Associates, Inc. In addition, Bingham may form one or more financial services subsidiaries after the merger to conduct business as direct subsidiaries of Bingham.

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

                            FRANKLIN SPECIAL MEETING

MEETING DATE

     The Franklin special meeting will be held on             , 2000, at
          , at 10:00 a.m., local time.

RECORD DATE

     You can vote at the Franklin special meeting if you owned Franklin common
stock at the close of business on             , 2000.

MATTERS TO BE CONSIDERED

     At the Franklin special meeting, the Franklin stockholders will be asked:

     1. To approve the merger agreement; and

     2. To transact such other business as may properly come before the Franklin special meeting or any adjournments or postponements thereof.

VOTE REQUIRED

     Each holder of record of shares of Franklin common stock on the record date will be entitled to cast one vote per share on each of the proposals considered at the special meeting. The proposal to adopt the merger agreement requires the approval of Franklin stockholders owning two-thirds of the outstanding shares of Franklin common stock. Abstentions and broker non-votes (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons as to certain proposals on which such beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without such instructions) will have the same effect as votes cast against the adoption of the merger agreement.

PROXIES

     All shares of Franklin common stock represented by properly executed proxies in the enclosed form that we receive in time for the special meeting and have not been revoked will be voted in accordance with the instructions indicated in the proxies. IF YOU SUBMIT A PROXY WITHOUT DIRECTIONS, YOUR SHARES WILL BE VOTED FOR THE ADOPTION OF THE MERGER AGREEMENT. In addition, the persons designated in the proxy will have discretion to vote your shares upon any procedural matter relating to the special meeting, including the right to vote for any adjournment or postponement thereof proposed by the Franklin board of directors, including a postponement and adjournment to solicit additional proxies. You may submit your proxy by telephone or through the Internet, in accordance with the instructions set forth on the accompanying proxy card. However, submission of proxies with voting instructions by telephone or through the Internet may not be available to you if you hold your shares through a broker, nominee, fiduciary or other custodian. You should contact such person to determine whether they may submit your proxy by telephone or through the Internet.

     Submitting Proxies by Mail. To submit a written proxy by mail, you should complete, sign, date and mail the proxy card provided with this document in accordance with the instructions set forth on such card.

     Submitting Proxies by Telephone or Internet. You may also submit proxies
with voting instructions by telephone by calling (800)    -     , or through the
Internet at http://www.          . In each case, you should follow the
instructions that are set forth on the reverse side of the accompanying proxy card. Each Franklin stockholder has been assigned a unique control number which has been printed on each holder's proxy card. If you submit proxies by telephone or through the Internet you will be required to provide your assigned control number before your proxy will be accepted. In addition to the instructions that appear on

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

the proxy card, step-by-step instructions will be provided by a recorded telephone message for those stockholders submitting proxies by telephone, or at the designated Web site for those stockholders submitting proxies through the Internet. If you submit your proxy with voting instructions by telephone or through the Internet you will receive confirmation on the telephone or through the Internet, as applicable, that your proxy has been successfully submitted.

     Your vote is confidential, whether you submit your proxy by mail, by telephone or through the Internet. The tabulator and inspectors of election are not employees of Franklin, nor are they affiliated with Franklin in any way. However, Franklin may be advised of whether you have voted. Also, your vote may be disclosed to Franklin if a contested proxy solicitation occurs or if a disclosure is required by law.

     Revocation. Any person who submits a proxy may revoke it any time before it is voted:

     - by giving written notice of revocation to Franklin, addressed to Dean A. Friedman, Corporate Secretary, 24725 West Twelve Mile Road, Southfield, Michigan 48034;

     - by submitting a later-dated proxy with voting instructions by mail, by telephone or through the Internet, if the proxy is received by Franklin prior to the Franklin special meeting; or

     - by VOTING in person at the Franklin special meeting; a proxy is not revoked by simply ATTENDING the Franklin special meeting.

     Franklin stockholders who have instructed a broker to vote their shares must follow directions received from their broker to change or revoke their proxy.

SHARE OWNERSHIP OF MANAGEMENT

     At the close of business on the record date, directors and executive officers of Franklin and their affiliates beneficially owned an aggregate of
     shares (approximately   %) of Franklin common stock then outstanding. As of
the record date, the directors and executive officers of Bingham and their
affiliates beneficially owned      shares of Franklin common stock.

QUORUM

     The holders of a majority of the shares of Franklin common stock issued and outstanding and entitled to vote must be present in person or represented by proxy at the special meeting in order for a quorum to be present. Abstentions and broker non-votes will be treated as shares present at the special meeting for purposes of determining a quorum. If a quorum is not present at the special meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

SOLICITATION OF PROXIES

     Proxies are being solicited on behalf of the Franklin board of directors. In addition to the use of the mail, solicitation may be made in person or by telephone or otherwise by our directors, officers and employees. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. In addition, we have engaged Regan & Associates, Inc. to assist us in distributing proxy materials and contacting record and beneficial owners of Franklin common stock. We have agreed to pay Regan & Associates up to approximately $20,000 plus out-of-pocket expenses for its services to be rendered on our behalf. Our directors, officers and employees will not be additionally compensated for their solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We have agreed to share equally with Bingham the expenses incurred in connection with the solicitation of proxies for the special meeting, including printing and mailing expenses associated with this document. See "The Merger -- Expenses."

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

OTHER MATTERS

     Management knows of no matters which will be presented for consideration at the special meeting other than those stated in the notice of meeting. However, if any other matters do properly come before the special meeting, the person or persons named in the accompanying proxy form will vote the proxy in accordance with their best judgment regarding such matters, should an emergency or unexpected occurrence make the use of such discretionary authority necessary, and also regarding matters incident to the conduct of the meeting, including any decision to adjourn the meeting.

     WE REQUEST THAT FRANKLIN STOCKHOLDERS COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT PROMPTLY TO FRANKLIN IN THE ENCLOSED POSTAGE-PAID ENVELOPE. FRANKLIN STOCKHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES WITH THEIR PROXY CARDS.

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

                             BINGHAM ANNUAL MEETING

MEETING DATE

     The Bingham annual meeting will be held on             , 2000, at
          , at 10:00 a.m., local time.

RECORD DATE

     You can vote at the Bingham annual meeting if you owned Bingham common
stock at the close of business on             , 2000.

MATTERS TO BE CONSIDERED

     At the Bingham annual meeting, Bingham stockholders will be asked:

     1. To approve the Bingham merger proposal;

     2. To approve an amendment to Bingham's 1997 stock option plan to increase the number of shares of common stock that can be issued under the plan from 10% of the total number of issued and outstanding shares of Bingham common stock to the greater of 415,000 shares of Bingham common stock or 10% of the total number of issued and outstanding shares of Bingham common stock;

     3. To approve an amendment to Bingham's restated articles of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 50,000,000;

     4. To elect three nominees to the Bingham board of directors to serve until the earlier of the expiration of their terms or the consummation of the merger; and

     5. To transact such other business as may properly come before the annual meeting or any adjournments or postponements thereof.

     The amendments to the option plan and restated articles of incorporation, if approved, will be implemented even if the merger is not approved. The approval of the amendment to the stock option plan is a condition to the consummation of the merger. Bingham and Franklin may elect to waive this condition under the terms of the merger agreement. See "The Merger -- What We Must Do To Complete the Merger" and "The Merger -- Waiver and Amendment."

VOTE REQUIRED

     Each holder of record of shares of Bingham common stock on the record date will be entitled to cast one vote per share on each of the proposals considered at the annual meeting. The Bingham merger proposal and the proposal to amend the restated articles of incorporation to increase the number of authorized shares of common stock from 10,000,000 to 50,000,000 requires the approval of Bingham stockholders owning a majority of the outstanding shares of Bingham common stock. The proposal to amend the stock option plan requires the approval of Bingham stockholders owning a majority of the shares of common stock present, in person or by proxy, at the annual meeting. Directors will be elected by a plurality of the votes cast at the annual meeting, meaning the three nominees receiving the most votes will be elected directors.

     Abstentions have the same effect as votes cast against the approval of the proposals. Broker non-votes (i.e., proxies from brokers or nominees indicating that those persons have not received instructions from the beneficial owners or other persons as to certain proposals on which the beneficial owners or persons are entitled to vote their shares but with respect to which the brokers or nominees have no discretionary power to vote without instructions) will have no effect on the proposal to amend the stock option plan, but will have the same effect as votes cast against the Bingham merger proposal and the proposal to amend the restated articles of incorporation. For the election of directors, abstentions, broker non-votes and instructions to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes.

PROXIES

     All shares of Bingham common stock represented by properly executed proxies in the enclosed form that we receive in time for the annual meeting and have not been revoked will be voted in accordance with the instructions indicated in the proxies. IF YOU SUBMIT A PROXY WITHOUT DIRECTIONS, YOUR SHARES WILL BE VOTED FOR THE APPROVAL OF THE PROPOSALS AND THE ELECTION OF THE NOMINEES. In addition, the persons designated in the proxy will have discretion to vote your shares upon any procedural matter relating to the annual meeting, including the right to vote for any adjournment or postponement thereof proposed by the Bingham board of directors, including a postponement and adjournment to solicit additional proxies. You may submit your proxy by telephone or through the Internet, in accordance with the instructions set forth on the accompanying proxy card. However, submission of proxies with voting instructions by telephone or through the Internet may not be available to you if you hold your shares through a broker, nominee, fiduciary or other custodian. You should contact such person to determine whether they may submit your proxy by telephone or through the Internet.

     Submitting Proxies by Mail. To submit a written proxy by mail, you should complete, sign, date and mail the proxy card provided with this document in accordance with the instructions set forth on such card.

     Submitting Proxies by Telephone or Internet. You may also submit proxies
with voting instructions by telephone by calling (800)    -     , or through the
Internet at http://www.          . In each case, you should follow the
instructions that are set forth on the reverse side of the accompanying proxy card. Each Bingham stockholder has been assigned a unique control number which has been printed on each holder's proxy card. If you submit proxies by telephone or through the Internet you will be required to provide your assigned control number before your proxy will be accepted. In addition to the instructions that appear on the proxy card, step-by-step instructions will be provided by a recorded telephone message for those stockholders submitting proxies by telephone, or at the designated Web site for those stockholders submitting proxies through the Internet. If you submit your proxy with voting instructions by telephone or through the Internet you will receive confirmation on the telephone or through the Internet, as applicable, that your proxy has been successfully submitted.

     Your vote is confidential, whether you submit your proxy by mail, by telephone or through the Internet. The tabulator and inspectors of election are not employees of Bingham, nor are they affiliated with Bingham in any way. However, Bingham may be advised of whether you have voted. Also, your vote may be disclosed to Bingham if a contested proxy solicitation occurs or if a disclosure is required by law.

     Revocation. Any person who submits a proxy may revoke it any time before it is voted:

     - By giving written notice of revocation to Bingham, addressed to Gary A. Shiffman, Corporate Secretary, 260 East Brown Street, Suite 200, Birmingham, Michigan 48009;

     - By submitting a later-dated proxy with voting instructions by mail, by telephone or through the Internet, if the proxy is received by Bingham prior to the Bingham annual meeting; or

     - By VOTING in person at the Bingham annual meeting; a proxy is not revoked by simply ATTENDING the Bingham annual meeting.

     Bingham stockholders who have instructed a broker to vote their shares must follow directions received from their broker to change or revoke their proxy.

SHARE OWNERSHIP OF MANAGEMENT

     At the close of business on the record date, directors and executive officers of Bingham and their affiliates beneficially owned an aggregate of
     shares (approximately   %) of Bingham common stock
then outstanding. As of the record date, the directors and executive officers of
Franklin and their affiliates beneficially owned      shares of Bingham common
stock.

QUORUM

     The holders of a majority of the shares of Bingham common stock issued and outstanding and entitled to vote must be present in person or represented by proxy at the annual meeting in order for a quorum to be present. Abstentions and broker non-votes will be treated as shares present at the annual meeting for purposes of determining a quorum. If a quorum is not present at the annual meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies.

SOLICITATION OF PROXIES

     Proxies are being solicited on behalf of the Bingham board of directors. In addition to the use of the mail, solicitation may be made in person or by telephone or otherwise by our directors, officers and employees. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. In addition, we have engaged D.F. King & Co., Inc. to assist us in distributing proxy materials and contacting record and beneficial owners of Bingham common stock. We have agreed to pay D.F. King approximately $4,000 plus out-of-pocket expenses for its services to be rendered on our behalf. Our directors, officers and employees will not be additionally compensated for their solicitation, but may be reimbursed for their out-of-pocket expenses. We have agreed to share equally with Franklin the expenses incurred in connection with the solicitation of proxies for the annual meeting, including printing and mailing expenses associated with this proxy statement/prospective. See "The Merger -- Expenses."

INDEPENDENT PUBLIC ACCOUNTANTS

     Bingham's board of directors selected Plante & Moran, LLP, as its independent public accountants for the fiscal year ending December 31, 2000. Representatives of Plante & Moran are expected to be present at the annual meeting, and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

STOCKHOLDERS' PROPOSALS

     Any and all stockholder proposals for inclusion in the proxy materials for Bingham's next annual meeting of stockholders to be held in 2001 must comply with the rules and regulations promulgated under the Securities Exchange Act of 1934 and must be received by Bingham, at its offices at 260 East Brown Street,
Suite 200, Birmingham, Michigan 48009, not later than             , 2001.
Proposals should be addressed to Bingham's Secretary.

     Bingham's bylaws also contain certain provisions that affect stockholder proposals. Bingham's bylaws provide that: (a) with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only
(i) pursuant to Bingham's notice of the meeting, (ii) by the board of directors, or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the bylaws; and (b) with respect to special meetings of stockholders, only the business specified in Bingham's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the board of directors may be made only (i) by the board of directors, or (ii) provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the bylaws. See "Description of Bingham Capital
Stock -- Anti-Takeover Provisions."

OTHER MATTERS

     Management knows of no matters which will be presented for consideration at the annual meeting other than those stated in the notice of meeting. However, if any other matters do properly come before the annual meeting, the person or persons named in the accompanying proxy form will vote the proxy in accordance with their best judgment regarding such matters, should an emergency or unexpected occurrence make the use of such discretionary authority necessary, and also regarding matters incident to the conduct of the meeting, including any decisions to adjourn the meeting.

     WE REQUEST THAT BINGHAM STOCKHOLDERS COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT PROMPTLY TO BINGHAM IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined financial information is presented for informational purposes only. The unaudited pro forma combined balance sheet as of March 31, 2000 has been prepared as if the merger had occurred on that date. The unaudited pro forma combined statements of operations for the quarter ended March 31, 2000 and the year ended December 31, 1999 have been prepared as if the merger had occurred as of January 1, 1999. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined. In addition, this information only reflects the operations of Dynex Financial since Bingham acquired it on December 17, 1999. See Note 7 to Bingham's unaudited consolidated financial statements for more information on the acquisition of Dynex Financial. Minor differences may result from rounding. The following information should be read in conjunction with the other financial information of Bingham and Franklin presented in this document, including the historical financial statements of Bingham and Franklin and the notes thereto. See "Index to Financial Statements".

     The merger will be accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is generated to the extent that the merger consideration, including certain acquisition and closing costs, exceeds the fair value of net assets acquired. Because the Franklin stockholders will own approximately 66% of the shares of Bingham common stock after the merger, Franklin is deemed to be the acquiring company for accounting purposes and the merger will be accounted for as a reverse purchase business combination in accordance with generally accepted accounting principles. Accordingly, the assets acquired and liabilities assumed will be deemed to be those of Bingham. Based on the information currently available, the merger is not expected to generate goodwill. For accounting purposes, the merger is expected to generate negative goodwill, which will reduce the book value of Bingham's intangible assets.

     For purposes of preparing the pro forma information, the fair value of the merger consideration was based on the average bid and asked price for Bingham common stock of $7.58 per share for the 10 trading days before and the 10 trading days after March 20, 2000, the merger announcement date, for an aggregate transaction value of $38,973,421.

     The unaudited pro forma combined financial information does not reflect the non-recurring costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration. Costs of integration may result in significant non-recurring charges to the combined results of operations after completion of the merger; however, the actual amount of such charges cannot be determined until the transition plan relating to the integration of operations is completed.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                        PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)

                                                                        PRO FORMA
                                                                        ADJUSTMENT
                                                                         INCREASE
                                                  BINGHAM    FRANKLIN   (DECREASE)     PRO FORMA
                                                  --------   --------   ----------     ---------
ASSETS

Cash and equivalents............................  $  1,669   $ 33,565          --      $ 35,234
Investment securities -- available for sale.....     1,249    201,915      (1,249)(d)   201,915
Investment securities -- held to maturity.......        --      7,166          --         7,166
Loans receivable held for sale..................   179,106         --          --       179,106
Loans held for investment.......................        --    288,927          --       288,927
Allowance for loan losses.......................      (795)    (3,845)         --        (4,640)
Servicing advance...............................     7,419         --          --         7,419
Property and equipment, net.....................     2,965      4,250          --         7,215
Foreclosed assets...............................     1,527      1,219          --         2,746
Loan servicing rights, net......................     8,713         --      (1,868)(b)     6,845
Goodwill........................................       770         --        (770)(c)        --
Other assets....................................    13,853     11,466      38,973(a)     25,299
                                                                          (38,973)(c)
                                                  --------   --------    --------      --------
     Total assets...............................  $216,476   $544,643    $ (3,887)     $757,232
                                                  ========   ========    ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits........................................  $     --   $410,835          --      $410,835
Short term borrowings...........................   176,645     71,541          --       248,186
Subordinated debt...............................     3,606      7,470          --        11,076
Accrued restructuring costs.....................     1,258         --          --         1,258
Other liabilities...............................    11,192      1,874          --        13,066
                                                  --------   --------    --------      --------
     Total liabilities..........................  $192,701   $491,720    $     --      $684,421
Minority interest...............................  $     51   $     --    $     --      $     51
Preferred stock of subsidiary...................        --     19,500          --        19,500
Common Stock....................................    27,635      3,517      38,973(a)     51,983
                                                                           (1,868)(b)
                                                                          (14,841)(c)
                                                                           (1,433)(d)
Additional paid-in capital......................       663     27,229     (27,892)(c)
Retained earnings...............................    (2,990)     5,345       2,990(c)      5,345
Unearned stock compensation.....................    (1,400)        --          --        (1,400)
Accumulated other comprehensive income..........      (184)    (2,668)        184(d)     (2,668)
                                                  --------   --------    --------      --------
     Total stockholders equity..................    23,724     33,423      (3,887)       53,260
                                                  --------   --------    --------      --------
     Total liabilities and stockholders'
       equity...................................  $216,476   $544,643    $ (3,887)     $757,232
                                                  ========   ========    ========      ========

                See accompanying notes to pro forma information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       PRO FORMA
                                                                       ADJUSTMENT
                                                                        INCREASE
                                               BINGHAM     FRANKLIN    (DECREASE)     PRO FORMA
                                              ----------   ---------   ----------     ----------
INTEREST INCOME
  Interest on loans.........................  $    4,118   $   6,580           --     $   10,698
  Interest on securities....................          --       2,323           --          2,323
  Other interest and dividend income........          --         935           --            935
                                              ----------   ---------   ----------     ----------
     Total interest income..................       4,118       9,838           --         13,956
INTEREST EXPENSE
  Interest on deposits......................          --       1,828           --          1,828
  Interest on other borrowings..............       3,538       1,179           --          4,717
                                              ----------   ---------   ----------     ----------
     Total interest expense.................       3,538       3,007           --          6,545
                                              ----------   ---------   ----------     ----------
     Net interest income....................         580       6,831           --          7,411
Provision for loan and credit losses........       1,200         555           --          1,755
                                              ----------   ---------   ----------     ----------
Net interest income (loss) after provision
  for loan and credit losses................        (620)      6,276           --          5,656
OTHER INCOME
  Mortgage origination and servicing fees...       2,100          --           67(e)       2,167
  Gain (loss) on sale of loans..............          30        (148)          --           (118)
  Deposit account service charges...........          --         938           --            938
  Other income..............................         327         211           --            538
                                              ----------   ---------   ----------     ----------
     Total other income.....................       2,457       1,001           67          3,525
OPERATING EXPENSES
  Compensation and benefits.................       3,784       2,860           --          6,644
  Premises and equipment....................         575         817           --          1,392
  Defaulted loan expenses...................          --         285           --            285
  Other operating expenses..................       1,035       1,668           --          2,703
  Restructuring costs.......................         796          --           --            796
  Subsidiary preferred stock dividends......          --         450           --            450
                                              ----------   ---------   ----------     ----------
     Total operating expenses...............       6,190       6,080           --         12,270
                                              ----------   ---------   ----------     ----------
     Income (loss) before income taxes......      (4,353)      1,197           67         (3,089)
  Provision (benefit) for income taxes......      (1,456)        359           --         (1,097)
                                              ----------   ---------   ----------     ----------
  Income (loss) before cumulative effect of
     change in accounting principle.........  $   (2,897)  $     838   $       67     $   (1,992)
                                              ==========   =========   ==========     ==========
  Weighted average common shares
     outstanding:
     Basic..................................   2,581,501   3,512,108           --      7,715,273
     Diluted................................   2,581,501   3,564,632           --      7,795,372
  Income (loss) per share before cumulative
     effect of change in accounting
     principle:
     Basic..................................  $    (1.12)  $     .24           --     $     (.26)
     Diluted................................       (1.12)        .24           --           (.26)

                See accompanying notes to pro forma information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                        PRO FORMA
                                                                        ADJUSTMENT
                                                                         INCREASE
                                                BINGHAM     FRANKLIN    (DECREASE)     PRO FORMA
                                               ----------   ---------   ----------     ----------
INTEREST INCOME
  Interest on loans..........................  $   11,428   $  26,153       --         $   37,581
  Interest on securities.....................          --       6,820       --              6,820
  Other interest and dividend income.........          60       3,678       --              3,738
                                               ----------   ---------       --         ----------
     Total interest income...................      11,488      36,651       --             48,139
INTEREST EXPENSE
  Interest on deposits.......................          --       8,998       --              8,998
  Interest on other borrowings...............       7,989       1,495       --              9,484
                                               ----------   ---------       --         ----------
     Total interest expense..................       7,989      10,493       --             18,482
                                               ----------   ---------       --         ----------
     Net interest income.....................       3,499      26,158       --             29,657
Provision for Loan and Credit Losses.........         918       1,226       --              2,144
                                               ----------   ---------       --         ----------
Net Interest Income After Provision for Loan
  and Credit Losses..........................       2,581      24,932       --             27,513
OTHER INCOME
  Mortgage origination and servicing fees....       3,036          --        8(e)           3,044
  Gain (loss) on sale of loans...............       4,463         (37)      --              4,426
  Deposit account service charges............                   3,177       --              3,177
  Net gain on sale of investment
     securities..............................                     203       --                203
  Other income...............................         300         811       --              1,111
                                               ----------   ---------       --         ----------
     Total other income......................       7,799       4,154        8             11,961
OPERATING EXPENSES
  Compensation and benefits..................       3,280      11,202       --             11,202
  Premises and equipment.....................       1,446       3,441       --              3,441
  Defaulted loan expenses....................          --       1,440       --              1,440
  Other operating expenses...................       4,934       7,038       --             16,698
  Subsidiary preferred stock dividends.......          --       1,801       --              1,801
                                               ----------   ---------       --         ----------
     Total operating expenses................       9,660      24,922       --             34,582
                                               ----------   ---------       --         ----------
     Income before income taxes..............         720       4,164        8              4,892
  Provision for income taxes.................         330       1,208       --              1,538
                                               ----------   ---------       --         ----------
  Income before cumulative effect of change
     in accounting principle.................  $      390   $   2,956       $8         $    3,354
                                               ==========   =========       ==         ==========
  Weighted average common shares outstanding:
     Basic...................................   2,209,298   3,508,789       --          7,411,697
     Diluted.................................   2,350,362   3,558,874       --          7,629,140
  Income per share before cumulative effect
     of change in accounting principle:
     Basic...................................  $      .18   $     .84       --         $      .45
     Diluted.................................         .17         .83       --                .44

                See accompanying notes to pro forma information.

NOTES TO PRO FORMA INFORMATION

     The pro forma adjustments made in preparing the above pro forma combined balance sheet and statement of operations are as follows:

(a) Issuance of 5,141,612 shares of Bingham common stock in exchange for outstanding Franklin shares. The actual number of shares of Bingham common stock (based on the exchange ratio of 1.525) to be issued in the merger will be based on the number shares of Franklin common stock issued and outstanding at the closing.

(b) Adjustment of Bingham servicing rights to estimated fair value less the excess of fair value over the value of Bingham shares issued in the business combination as follows:

Historical Equity of Bingham...............................           $23,724
Elimination of existing goodwill...........................              (770)
                                                                      -------
  Total Fair Value.........................................           $22,954
Value attributed to Bingham in reverse purchase............  20,086
Estimated acquisition costs................................   1,000    21,086
                                                             ------   -------
Excess of Fair Value Over Cost (negative goodwill).........           $ 1,868
                                                                      =======

(c) Elimination of Franklin common stock and additional paid-in capital, elimination of Bingham retained earnings and adjustment of Bingham common stock to revalued amount.

(d)  Elimination of Franklin common stock owned by Bingham.

(e) Adjustment of intangible asset amortization. The effect of this adjustment on future periods is expected to increase earnings as follows:

YEAR                                                 INCREASE IN EARNINGS
----                                                ----------------------
                                                    (DOLLARS IN THOUSANDS)
1999..............................................           $  8
2000..............................................            268
2001..............................................            268
2002..............................................            268
2003..............................................            268
2004..............................................            268

                      DESCRIPTION OF BINGHAM CAPITAL STOCK

     The following statements regarding the Michigan Business Corporation Act, Bingham's restated articles of incorporation, and Bingham's bylaws are brief summaries, and may not contain all the information important to you. For a more complete description of Bingham's capital stock, you should carefully read the detailed provisions of the Michigan Business Corporation Act, Bingham's restated articles of incorporation and Bingham's bylaws. See "Where You Can Find More Information".

BINGHAM COMMON STOCK

     Under Bingham's restated articles of incorporation, it has 10,000,000 shares of common stock, without par value, authorized. If approved at Bingham's annual meeting, the number of shares of Bingham's authorized common stock will be increased to 50,000,000.

     There were 2,643,074 shares of Bingham common stock issued and outstanding as of May 1, 2000. In addition, Bingham has reserved 415,000 shares of Bingham common stock for issuance upon exercise of warrants and options granted or to be granted under Bingham's 1997 stock option plan (subject to stockholder approval of the amendment to the stock option plan) and 730,000 shares for issuance upon exercise of warrants and options granted to Sun. Upon the merger, Bingham will issue approximately 5,140,000 shares of Bingham common stock to Franklin stockholders, reserve an additional 642,379 shares for issuance upon exercise of options granted under Franklin's stock option plans and reserve approximately an additional 355,000 shares for future grants under the Bingham stock option plan in accordance with the terms of the plan.

     The holders of Bingham common stock:

     - have equal ratable rights to dividends from funds legally available for dividends, when, as and if declared by the board of directors;

     - are entitled to share ratably in all of Bingham's assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of Bingham;

     - do not have preemptive, subscription or conversion rights and there are no redemption provisions applicable to common stock; and

     - are entitled to one vote per share on all matters on which stockholders may vote. All shares of Bingham common stock now outstanding are fully paid and nonassessable.

     The holders of Bingham common stock do not have cumulative voting rights, which means that the holders of more than 50% of outstanding shares voting for the election of directors can elect all of the directors of Bingham to be elected, if they so choose. In that event, the holders of the remaining shares will not be able to elect any directors.

BINGHAM PREFERRED STOCK

     Under Bingham's restated articles of incorporation, it has 10,000,000 shares of preferred stock, without par value, authorized. No shares of preferred stock are currently outstanding and Bingham has no present plan to issue any shares of preferred stock.

     Bingham's board of directors is authorized, without further stockholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights and terms and certain other rights and preferences, of the preferred stock. Although they do not currently plan to do so, the board of directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock and may have the effect of delaying, deferring or preventing a change in control of Bingham. In addition, shares of preferred stock could have other rights, including economic rights, senior to shares of common stock, and, as a result, the issuance of preferred stock could have a material adverse effect on the market value of shares of common stock.

MICHIGAN BUSINESS CORPORATION ACT

     Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of Bingham. In general, under Chapter 7A of the MBCA, "business combinations" between covered Michigan business corporations or their subsidiaries and an "interested shareholder" must be approved by a vote of stockholders owning at least 90% of the shares of each class of voting stock and at least two-thirds of voting shares not held by the interested shareholder or its affiliates, unless five years have elapsed after the stockholder involved became an interested shareholder and unless certain price and other conditions are satisfied. The board of directors may exempt business combinations with a particular interested shareholder by resolution adopted before the interested shareholder attained that status. "Business combinations" are defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations. "Interested shareholder" is defined as the direct or indirect beneficial owner of at least 10% of the voting power of a corporation's shares entitled to vote.

     In general, under Chapter 7B of the MBCA, an entity that acquires "control shares" of Bingham may vote the control shares on any matter only if a majority of all shares, and of all non-"interested shares," of each class of shares entitled to vote as a class, approve the voting rights of the control shares. "Control shares" are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. "Interested shares" are shares owned by officers of Bingham, employee-directors of Bingham and the entity making the control share acquisition. The board of directors may amend the bylaws before a control share acquisition to provide that Chapter 7B does not apply to Bingham.

ANTI-TAKEOVER PROVISIONS

     Under Bingham's restated articles of incorporation it is a proper corporate purpose, reasonably calculated to benefit stockholders, for the board of directors to base the response of Bingham to any "acquisition proposal," on the board of directors' evaluation of what is in the best interests of Bingham. An "acquisition proposal" is any proposal for a tender offer or exchange offer for any equity security of Bingham, any proposal to merge or consolidate with another corporation, or any proposal to purchase or otherwise acquire all or substantially all of Bingham's properties and assets. In evaluating an acquisition proposal, the board will consider:

     - the best interests of Bingham stockholders;

     - the relationship of the consideration offered in the acquisition proposal to the then current market price of Bingham's stock;

     - the current value of Bingham in a freely negotiated transaction and the estimate of the future value of Bingham as an independent entity;

     - the business and financial conditions and earnings prospects of the acquiring person or persons;

     - the competence, experience and integrity of the acquiring person or persons and its or their management; and

     - any other factors the board deems relevant, including the social, legal and economic effects of the acquisition proposal on employees, suppliers, customers, Bingham's business and the general community in which Bingham does business.

     Bingham's bylaws also contain certain anti-takeover provisions. The bylaws require that notice in writing of proposed stockholder nominations for the election of directors be timely given to Bingham's Secretary before the meeting. The notice must contain certain information about the non-incumbent nominee, including name, age, business and residence addresses, principal occupation, the class and number of shares of Bingham stock beneficially owned by the nominee and other information that would be required to be included in a proxy statement soliciting proxies for election of the nominee, as well as certain information about the nominating stockholder. Bingham may require any nominee to furnish other information reasonably required to determine the nominee's eligibility to serve as a director. If the presiding officer of any stockholders' meeting determines that a person was not nominated in accordance with these procedures, that person cannot be elected as a director.

     In addition, the bylaws require that notice in writing from any stockholder who proposes to bring business before any stockholder meeting must be timely given to the Secretary before the meeting. The notice must contain a brief description of the business proposed to be brought before the meeting, the reasons for conducting the business at the meeting, the class and number of shares of Bingham beneficially owned by the proposing stockholder and any supporting stockholders and any material interest of the proposing stockholder in the business proposed. If the presiding officer of any stockholders' meeting determines that any business was not properly brought before the meeting in accordance with these procedures, the business will not be conducted at the meeting. Nothing in the bylaws prevents any stockholder from discussing any business properly brought before the meeting.

     To be timely, Bingham must receive stockholder notice of a nomination to elect a director or to bring business before any stockholders' meeting between thirty and sixty days before the meeting (or, if fewer than forty days' notice or prior public disclosure of the meeting date is given or made to stockholders, not later than the tenth day following the day the notice is mailed or the meeting date is publicly disclosed).

CLASSIFICATION OF THE BOARD OF DIRECTORS

     Bingham's board of directors has been divided into three classes. Directors for each class are chosen for a three-year term upon the expiration of its term, and the directors in the other two classes will continue in office. The staggered terms for directors may affect the stockholders' ability to change control of Bingham even if a change in control is desired by the stockholders and was in the stockholders' interest. If its articles of incorporation or bylaws did not classify Bingham's board, all of the directors would be elected each year.

REMOVAL OF DIRECTORS

     Under the MBCA, unless a corporation's articles of incorporation provide otherwise, stockholders may remove a director or the entire board of directors with or without cause. Under Bingham's articles of incorporation, a director may be removed only for cause and only by the affirmative vote of the holders of two-thirds of the voting power of all the shares entitled to vote generally in the election of directors.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer and Trust Company is the transfer agent and registrar for Bingham common stock.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The rights of Franklin stockholders are governed by Franklin's articles of association, its bylaws and applicable federal law. After the merger, the rights of Franklin stockholders will be governed by Bingham's restated articles of incorporation, its bylaws and the laws of the State of Michigan. The following is a summary of the material differences between the current rights of Franklin stockholders and those of Bingham stockholders. This summary may not contain all of the information that is important to you. For a full description of the rights of Bingham and Franklin stockholders, you must refer to the governing laws and documents listed below. We will send you a copy of the Bingham and Franklin articles and bylaws without charge at your request.

                                 GOVERNING LAW

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

United States Code, Title 12                                Michigan Business Corporation Act

                              GOVERNING DOCUMENTS

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Franklin articles of association                            Bingham restated articles of incorporation
Franklin bylaws                                             Bingham bylaws

                            AUTHORIZED CAPITAL STOCK

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Common stock, par value $1.00,                              Common stock, no par value,
  6,000,000 shares authorized;                              10,000,000 shares authorized;
  3,509,537 shares outstanding                              2,643,074 shares outstanding
Preferred stock, par value $1.00,                           Preferred stock, no par value,
  3,000,000 shares authorized;                              10,000,000 shares authorized;
  no shares outstanding                                     no shares outstanding
                                                            Bingham stockholders are being asked at the Bingham
                                                            meeting to increase the number of authorized common
                                                            shares to 50,000,000.

                          ISSUANCE OF PREFERRED STOCK

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Without stockholder approval, the board of directors        Without stockholder approval, the board of directors
may:                                                        may:
- Set the rights and preferences of various series of       - Set the rights and preferences of various series of
  preferred stock.                                            preferred stock.
- Issue preferred stock                                     - Issue preferred stock.

                              NUMBER OF DIRECTORS

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Not less than five nor more than 25 as determined by        Not less than three nor more than 15, as determined
a meeting of the common stockholders or by a majority       by a resolution of a majority of the board. There are
of the number of directors currently authorized.            currently nine directors, but if the merger is
Creation of new directorships between stockholder           completed, there will be 12 directors. See "The
meetings by the board is limited. There are currently       Merger -- Management and Boards of Directors after
seven directors, but if the merger is completed,            the Merger."
there will be 11 directors. See "The
Merger -- Management and Boards of Directors after
the Merger."

                          CLASSIFICATION OF DIRECTORS

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

None.                                                       Directors are divided into three classes as nearly
                                                            equal in number as possible, with each class serving
                                                            a staggered three-year term.

                             ELECTION OF DIRECTORS

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Directors are elected by a plurality of the votes           Directors are elected by a plurality of the votes
cast. Cumulative voting is permitted.                       cast. Cumulative voting is not permitted.

                              REMOVAL OF DIRECTORS

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

A director may be removed only for cause by a               A director may be removed only for cause by two-
majority of the shares voted, unless the number of          thirds of the outstanding shares of voting stock.
shares voted against removal would be sufficient to
elect him under cumulative voting.

                               FILLING VACANCIES

                  FRANKLIN                                           BINGHAM
                  --------                                           -------

A vacancy may be filled by a majority of the       Vacancies resulting from newly created
remaining directors.                               directorships may be filled by a majority of
                                                   remaining directors, even if less than a
                                                   quorum.

                        SPECIAL MEETING OF STOCKHOLDERS

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Special meetings may be called by either:                   Special meetings may be called by any of:

- the board, or                                             - the chairman of the board, president or chief
- three or more stockholders owning at least 20% of           executive officer,
  the outstanding shares                                    - the board by action at a meeting or a majority of
                                                              the directors acting without a meeting, or
                                                            - by stockholders holding shares representing 50% or
                                                              more of the outstanding voting power.

                CONSENT TO ACTION WITHOUT A STOCKHOLDER MEETING

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Not permitted.                                              Action may be taken without a meeting if consents in
                                                            writing are signed by the holders of enough shares to
                                                            take the action at a meeting at which all outstanding
                                                            shares were present and voted.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Directors and officers must be indemnified if they          Directors and officers must be indemnified if they
acted in good faith and in a manner they reasonably         acted in good faith and in a manner they reasonably
believed to be in or not opposed to the best interest       believed to be in or not opposed to the best interest
of the organization. In a criminal proceeding the           of the organization. In a criminal proceeding the
director or officer must also have had no reasonable        director or officer must also have had no reasonable
cause to believe the conduct unlawful. Additional           cause to believe the conduct unlawful. Additional
indemnification by contract or insurance is                 indemnification by contract or insurance is
permitted.                                                  permitted.

Franklin directors and officers may not be indemnified if they are found liable in an action initiated by a bank regulatory agency.

                            LIMITATION OF LIABILITY

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

None.                                                       A director is not personally liable for a breach of
                                                            fiduciary duty to the extent that the breach does not
                                                            involve:

                                                            - a breach of the director's duty of loyalty;
                                                            - acts not in good faith, intentional misconduct or a
                                                              knowing violation of law;
                                                            - a transaction from which the director derived an
                                                              improper personal benefit; or
                                                            - an illegal dividend, distribution or loan.

                             AMENDMENTS TO ARTICLES

                      FRANKLIN                                                     BINGHAM
                      --------                                                     -------

Amendment requires approval of a majority of the            Amendment of the material provisions requires
outstanding shares.                                         approval of either:

                                                            - two-thirds of the outstanding shares of voting
                                                              stock; or
                                                            - both a majority of the board and a majority of the
                                                              outstanding shares of voting stock.

                              AMENDMENT TO BYLAWS

                  FRANKLIN                                           BINGHAM
                  --------                                           -------

Amendment requires approval of either:             Amendment requires approval of any of:

- a majority of the shares outstanding, or         - two-thirds of the directors then in
- a majority of the total number of                office,
  directors.                                       - two-thirds of the outstanding shares of
                                                   voting stock, or
                                                   - both a majority of the board and a
                                                   majority of the outstanding shares of voting
                                                     stock.

                          CHANGE OF CONTROL PROVISIONS

                  FRANKLIN                                           BINGHAM
                  --------                                           -------

The acquisition of 10% or more of the              Any business combination with the holder of
outstanding shares by any person must              10% or more of the outstanding shares must
receive the advance written approval of the        be approved by both:
appropriate federal banking regulator.

                                                   - 90% of the outstanding shares of voting
                                                   stock, and
                                                   - two-thirds of the non-interested shares of
                                                   voting stock.

                                                   Shares acquired in excess of 20%, 33 1/3%
                                                   and 50% of the voting power may lose their
                                                   voting rights unless the acquisition is
                                                   approved by both:

                                                   - a majority of all outstanding shares of
                                                   voting stock, and
                                                   - a majority of the non-interested
                                                   outstanding shares of voting stock.

              ADDITIONAL PROPOSALS FOR THE BINGHAM ANNUAL MEETING

                             ELECTION OF DIRECTORS

     Three directors will be elected at the Bingham annual meeting to serve for three-year terms beginning at the annual meeting and expiring at the 2003 annual stockholders meeting. However, if the merger is completed, Bingham's board of directors will be reconfigured and some of the nominees will serve terms expiring in years other than 2003. See "The Merger -- Management and Boards of Directors after the Merger."

     It is proposed that these positions be filled by persons nominated to the board of directors by management. Each director will be elected by the affirmative vote of a plurality of the votes cast at the annual meeting. Therefore, if a quorum is present, abstentions and broker non-votes will have no effect on the election of directors. Proxies will be tabulated by Bingham's transfer agent. The inspector of elections appointed at the annual meeting will then combine the proxy votes with the votes cast at the annual meeting.

     If any of the nominees are unavailable to serve for any reason, then a valid proxy may be voted for the election of such other persons as the person or persons voting the proxy may deem advisable in their best judgment. Management has no present knowledge that any of the persons named will be unavailable to serve. In any event, the enclosed proxy can be voted for only the three nominees named in this document or their substitutes.

     BINGHAM'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED BELOW. Proxies solicited by the board will be voted "for" the nominees unless instructions to withhold or to the contrary are given.

Nominees for director for three year terms ending in 2003:

NOMINEE                                       AGE            CURRENT OFFICE(S)
-------                                       ---            -----------------
Daniel E. Bober.............................  41    Director and Vice President
Robert H. Orley.............................  44    Director
Gary A. Shiffman............................  46    Chairman of the Board and Secretary

     See "The Merger -- Management and Boards of Directors after the Merger" for background information for Messrs. Bober, Orley and Shiffman. See also "Additional Information about Bingham -- Board of Directors and Committees" and "Additional Information about Bingham -- Management and Compensation."

               AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK

AMENDMENT TO RESTATED ARTICLES OF INCORPORATION

     By resolution adopted on May 8, 2000, the Bingham board of directors proposed the adoption by the stockholders of an amendment to Bingham's restated articles of incorporation pursuant to which the number of authorized shares of common stock of Bingham, no par value, would be increased from 10,000,000 shares to 50,000,000 shares.

     If the stockholders approve the amendment, Bingham's restated articles of incorporation will be amended and the number of authorized shares of common stock will be increased to 50,000,000. Pursuant to the proposed amendment, the first paragraph of Article III of Bingham's restated articles of incorporation will be amended to read as follows:

        "1. Common Shares: 50,000,000."

     Of the 10,000,000 currently authorized shares of common stock, as of May 1, 2000, 2,643,074 shares were outstanding. Bingham will issue approximately 5,140,000 shares of its common stock to Franklin stockholders in the merger (assuming none of the options to acquire Franklin common stock that are exercisable before the merger are exercised). As of May 1, 2000, 264,307 shares were reserved for issuance under Bingham's stock option plan and 730,000 shares were reserved for issuance under options and warrants granted to Sun. Upon completion of the merger, and assuming stockholders approve the amendment to the stock option plan described below, approximately 777,000 shares will be reserved for issuance under Bingham's stock option plan and 642,379 shares will be reserved for issuance upon exercise of options granted under Franklin's stock option plans (assuming no option holders exercise any of the options to acquire Franklin common stock that are exercisable before the merger).

     Of the 10,000,000 currently authorized shares of preferred stock, as of April 17, 2000, none were outstanding or reserved for issuance.

     The board of directors believes that the authorization of additional shares of common stock will enable Bingham to meet possible future developments without the expense and delay of holding a meeting of stockholders to secure their authorization when a specific need for the shares may arise. If the Bingham and Franklin stockholders approve the merger, approximately 70,000 authorized shares of Bingham common stock will remain unissued or not reserved for issuance after the merger. The board of directors believes that it is desirable that Bingham have the flexibility to issue a substantial number of shares of common stock without further stockholder action, except as otherwise provided by law. The availability of additional shares will enhance our flexibility in connection with possible future actions, such as stock splits, stock dividends, financings, employee benefit programs, corporate mergers and acquisitions, asset purchases, the possible funding of new product programs or businesses or other corporate purposes. The board of directors will determine whether, when, and on what terms the issuance of shares of common stock may be warranted in connection with any of the foregoing purposes. We do not have any current planned use of the proposed additional shares of common stock.

     The availability for issuance of additional shares of common stock or rights to purchase such shares could enable the board of directors to render more difficult or discourage an attempt to obtain control of Bingham. For example, the issuance of shares of common stock in a public or private sale, merger or similar transaction would increase the number of outstanding shares, thereby possibly diluting the interest of a party attempting to obtain control of Bingham. We are not aware of any pending or threatened efforts to obtain control of Bingham and the board of directors has no present intent to authorize the issuance of additional shares of common stock to discourage such efforts.

     The issuance of common stock otherwise than on a pro rata basis to all current stockholders could have the effect of diluting the earnings per share, book value per share and voting power of current stockholders. If approved, the amendment to the restated articles of incorporation will be implemented even if the merger is not approved.

APPROVAL BY STOCKHOLDERS

     The amendment will be approved if Bingham stockholders owning a majority of the outstanding shares of Bingham common stock vote in favor of it. Abstentions and broker non-votes will have the same effect as a vote against the proposal. If the proposed amendment is adopted by the stockholders, it will become effective upon the filing and recording of a Certificate of Amendment as required by the Michigan Business Corporation Act.

APPROVAL OF THE AMENDMENT

     BINGHAM'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION. Proxies solicited by the board will be voted "for" the amendment to the restated articles of incorporation unless instructions to the contrary are given.

                            AMENDMENT TO AMENDED AND
                        RESTATED 1997 STOCK OPTION PLAN

AMENDMENT

     We are asking Bingham's stockholders to approve an amendment to the Bingham Financial Services Corporation First Amended and Restated 1997 Stock Option Plan. On May 8, 2000, our board of directors adopted and approved, subject to stockholder approval, an amendment to the plan that increases the number of shares of common stock that may be issued under the plan from 10% of the aggregate number of shares of common stock outstanding (264,307 shares of common stock as of the date of this document) to the greater of 415,000 shares (approximately 13.5% of the aggregate number of shares of common stock outstanding as of the date of this document, including as shares outstanding all shares issuable upon exercise of all options granted and available for grant) or 10% of the aggregate number of shares of common stock outstanding. No other provisions of the plan were amended. A copy of the plan as amended is attached to this document as Appendix E. If approved by the stockholders, the amendment to the plan will be effective as of May 8, 2000.

REASONS FOR AMENDMENT

     Since inception, we have sought to link compensation of our directors, employees and consultants to stockholder value by paying a large portion of that compensation in the form of stock incentive awards. We believe such awards provide strong incentives for the recipient to focus on stockholder value, because most stock awards are of value only if the stock price increases. Also, stock options are cost-effective because they do not result in compensation expense for financial reporting purposes to Bingham when they are granted or exercised. We believe that the availability of stock incentive awards is critical to our ability to attract and retain the highest quality individuals, which we believe is critical to our success.

     Of the 264,307 shares currently available for awards under the plan, awards covering 243,651 shares have been granted as of May 1, 2000. The 20,656 shares remaining under the plan are not sufficient to permit us to maintain a competitive pay program. The board has amended the plan to increase the number of shares available for awards upon the recommendation of the Compensation Committee. Subsequent to the amendment, and subject to stockholders' approval of the amendment, the Compensation Committee granted to each of Messrs. Shiffman and Klein options to purchase 75,000 shares of our common stock as part of their overall compensation packages. These options vest one third on the grant date and one third on each of the first two anniversaries of the grant date and have an exercise price of $7.00 per share. We have also agreed to grant to Mr. Horonzy options to purchase 10,000 shares of our common stock in each of the next two years and Mr. Simon options to purchase 5,000 shares of our common stock upon the consummation of the merger and options to purchase 7,500 shares and 10,000 shares of our common stock on the first anniversary and second anniversary of the merger, respectively. The options will vest ratably over a period of three years from the grant date and will have an exercise price equal to the fair market value of the common stock on the grant date.

     If the merger is consummated, the number of shares of our common stock available for awards under the plan will be 10% of the aggregate number of shares of common stock outstanding, or approximately 770,000 shares immediately after the merger. In addition, after the merger, we will have approximately 642,000 shares of our common stock reserved for issuance upon exercise of outstanding options granted under the Franklin stock option plans. There will be no additional option grants made under the Franklin stock option plans after the merger.

VOTE REQUIRED

     The affirmative vote of holders of a majority of the shares of common stock represented and entitled to vote at the annual meeting is needed to approve the amendment to the stock option plan. Abstentions have the practical effect of a "no" vote. Broker non-votes are neither counted towards the base number (a majority of which is required for passage) nor as a vote either affirmatively or negatively.

     BINGHAM'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSED AMENDMENT TO THE PLAN. Proxies solicited by the board will be voted "for" the amendment to the plan unless instruction to the contrary are given.

SUMMARY OF THE AMENDED PLAN

     We adopted our stock option plan to enable officers, key employees and consultants of Bingham or any subsidiary to participate in our possible growth and profitability, and to encourage their continuation as officers, employees or consultants for the benefit of Bingham and our stockholders. Under the plan, we may award incentive and non-qualified stock options, stock appreciation rights, restricted stock, performance stock and other stock awards which are valued by reference to our common stock. The plan is administered by either the board of directors or the Compensation Committee (the "Administrator") which determines, subject to the provisions of the plan, who shall receive awards, the types of awards to be made and the terms and conditions of each award.

     The exercise price of non-qualified stock options may not be less than 85% of the fair market value at the time the option is granted. Options that are intended to qualify as incentive stock options may not be exercisable for more than ten years after the date the option is granted and may not be granted at an exercise price of less than the fair market value of the common stock at the time the option is granted. In the case of incentive stock options granted to holders of more than 10% of our common stock, the options may not be granted at an exercise price less than 110% of the fair market value of the common stock at the time the options are granted.

     Awards granted under the plan generally expire three months after the termination of the recipient's service to Bingham or any subsidiary, except in the case of death, in which case awards generally may be exercised up to 12 months following the date of death. Awards generally expire immediately upon termination of employment for cause.

     The Administrator may make appropriate adjustments in the number of shares of common stock subject to each award and the exercise price per share of each award if there is any change in the common stock as a result of a stock dividend, stock split, recapitalization or otherwise. The Administrator also has the authority to accelerate award exercise rights or make other adjustments if Bingham is merged or consolidated, the property or stock of Bingham is acquired by another corporation or Bingham is reorganized, liquidated or impacted by an extraordinary transaction.

     The plan terminates when no further shares of common stock are available for issuance upon the exercise of awards and all outstanding awards have expired or have been exercised. The board of directors may at any time terminate the plan, but termination will not affect awards previously granted. Any awards which were granted prior to termination remain exercisable by the holder in accordance with the terms of the applicable award agreement. In addition, the board of directors may at any time amend the plan without stockholder approval, except where required by applicable law.

FEDERAL INCOME TAX CONSEQUENCES OF AWARDS

     The following discussion of certain federal income tax considerations with respect to options, stock appreciation rights and restricted stock is a summary for general purposes only The plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the Employee Retirement Income Security Act of 1974.

     Incentive Stock Options ("ISOs"). The grant of an ISO has no income tax consequences for either Bingham or the participant. Subject to the discussion below, there will be no regular income tax liability when the ISO is exercised; however, upon the exercise of an ISO, the excess of the fair market value of the common stock purchased over the exercise price will be an item of tax preference of the participant for purposes of the application of the alternative minimum tax. If payment of the purchase price of an ISO consists of shares of common stock, the participant's basis for an equal number of shares of the common stock received will be equal to his basis for the shares exchanged. Any additional shares received will have a basis of zero.

     If the common stock acquired by exercising an ISO is sold, exchanged (except in some tax-free exchanges) or otherwise disposed of (even if by the exercise of another ISO) within either one year of the exercise of the ISO or two years of the granting of the ISO, the participant will recognize ordinary income at that time and Bingham will be entitled to a deduction at that time in an amount equal to the excess of the fair market value of the common stock at the time of exercise over the exercise price. The participant will also recognize capital gain or loss to the extent the amount realized from a sale or exchange differs from the fair market value of the common stock at the time of exercise.

     If the common stock acquired by exercising an ISO is sold or exchanged after one year after the exercise of the ISO and two years after the granting of the ISO, the participant will recognize long-term capital gain or loss measured by the difference between the amount realized on the sale or exchange and the exercise price, and Bingham will not be entitled to any deduction.

     Nonqualified Options ("NQOs") and Performance Based Options ("PBOs"). The grant of an NQO or a PBO has no income tax consequences for either Bingham or the participant (unless the NQO or PBO is freely transferable and has a readily ascertainable market value). When an NQO or PBO is exercised, the participant will recognize ordinary income and Bingham will be entitled to a deduction in an amount equal to the excess of the fair market value of the common stock purchased over the exercise price. This ordinary income is subject to withholding of tax by Bingham. The basis of the common stock received upon exercise will equal the sum of the exercise price plus the amount included in income by the participant. If payment of the purchase price of an NQO or PBO is made by delivering shares of common stock, no additional gain or loss will be recognized by the participant because of that exchange, and the participant's basis for an equal number of shares of the common stock received will be equal to his basis for the shares exchanged. Any additional shares received will have a basis equal to the amount of ordinary income includible with respect to the purchase. The subsequent sale or exchange of the common stock would generally give rise to capital gain or loss.

     Stock Appreciation Rights. The grant of stock appreciation rights has no income tax consequences for either Bingham or the participant. When a stock appreciation right is exercised by a participant who receives cash, the participant will recognize ordinary income and Bingham will be entitled to a deduction in an amount equal to the amount of cash received. When a stock appreciation right is exercised by a participant who receives common stock, the participant will recognize ordinary income and Bingham will be entitled to a deduction in an amount equal to the fair market value of the common stock received. The ordinary income described in the two preceding sentences is subject to withholding of tax by Bingham. The subsequent sale or exchange of the common stock acquired pursuant to the exercise of a stock appreciation right would generally give rise to capital gain or loss.

     Restricted Shares. If a participant does not make an special election under the tax code, as explained below, the grant of shares by a restricted stock award does not result in taxable income to the participant or a deduction to Bingham in the year of the grant. The value of the shares is taxable to a participant in the year in which the restrictions lapse. Alternatively, under
Section 83(b) of the tax code, a participant may elect to treat as income in the year of grant the fair market value of the shares on the date of grant, provided the participant makes the election within 30 days after the date of grant. If the participant makes an election, he would not be allowed to deduct at a later date the amount included as taxable income if he forfeits the shares to Bingham. The amount of ordinary income a participant recognizes is deductible by Bingham in the year the participant recognizes the income, provided that amount constitutes reasonable compensation to the participant. Without a Section 83(b) election, before any restrictions lapse, distributions paid on the shares subject to the restrictions will be taxable to the participant as additional compensation, and Bingham will be allowed a corresponding deduction. Where a
Section 83(b) election has been made, those distributions would be treated as dividend income to the participant.

     Limitation on Compensation Deductions. In general, Bingham is entitled to a compensation deduction equal to the income recognized by the participant with respect to a NQO, PBO, stock
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appreciation right or restricted share right at the time that the participant recognizes the income. But Section 162(m) of the tax code limits the deduction that a publicly held corporation, such as Bingham, may take for compensation paid to "covered employees" to $1 million. Generally, the Chief Executive Officer and Bingham's four other highest compensated officers are considered covered employees. However, this rule limiting the deduction does not apply to performance-based compensation. In general, compensation resulting from the exercise of a stock option is treated as performance-based compensation if the option price was equal to or in excess of the fair market value of stock subject to the option at the time of the grant of the option and if certain other requirements are met. PBOs granted by Bingham are intended to meet these rules so that the compensation resulting from exercising PBOs will be treated as performance-based compensation. In addition, income resulting from the exercise of NQOs and stock appreciation rights where the exercise price is equal or in excess of the fair market value of the stock subject to the option at the time of the grant of the option may also be treated as performance-based compensation. Income resulting from restricted share rights will probably not be treated as performance-based compensation and so the deduction limitation described above may become applicable.

     Withholding of Tax. Bingham is entitled to withhold, or secure payment from the participant in lieu of withholding, the amount of any tax required by law to be withheld or paid by Bingham with respect to any amount payable or shares issuable under a participant's award. At the election of the participant, with respect to the exercise of an NQO, PBO or a stock appreciation right where shares of common stock are to be delivered to the participant, Bingham may also withhold shares of common stock sufficient to meet those requirements.

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                      ADDITIONAL INFORMATION ABOUT BINGHAM

                              BUSINESS OF BINGHAM

OVERVIEW

     Bingham is a specialized financial services company that provides and services loans used to finance commercial real estate and manufactured homes. During 1999, we originated approximately $327 million of commercial real estate loans and approximately $91 million of manufactured home loans. During the quarter ended March 31, 2000, we originated approximately $38.8 million of commercial real estate loans and $35.1 million of manufactured home loans. At March 31, 2000, Bingham had assets of $216.5 million, including loans receivable of $178.3 million; liabilities of $192.7 million, including $180.3 million of interest-bearing debt; and stockholders' equity of $23.7 million. At March 31, 2000, Bingham provided servicing for approximately $2.1 billion of commercial real estate and manufactured home loans.

     Our operations are carried on through our subsidiaries, including Bloomfield Acceptance, Bloomfield Servicing, Dynex Financial, Dynex Insurance Agency, Inc. and Hartger & Willard Mortgage Associates, Inc.

     Our executive office is located at 260 East Brown Street, Suite 200, Birmingham, Michigan 48009 and its telephone number is (248) 644-8858. Bingham, which is a Michigan corporation, employed approximately 220 people as of March 31, 2000.

HISTORY OF BINGHAM

     Bingham was incorporated in August 1996 by Sun Communities, Inc., a fully-integrated publicly held real estate investment trust traded on the New York Stock Exchange under the symbol "SUI", and began transacting business in January 1997. When Bingham completed its initial public offering in November 1997, our business was focused primarily on providing financing for new and previously owned manufactured homes by making conventional loans under installment loan contracts secured by borrowers' manufactured homes, primarily to residents in manufactured home communities owned and managed by Sun. In addition to providing financing to residents in Sun's manufactured home communities, we have expanded our manufactured home lending business to originate loans through manufactured home dealers and loan originators and have expanded our business into the commercial lending and mortgage servicing industry. Sun does not currently own any shares of our common stock.

     Proceeds from our initial public offering were used to repay in full a demand note payable to Sun, which we used to fund our original manufactured home loan contracts. In connection with the subordinated debt facility described below, we issued warrants to Sun to purchase up to 400,000 shares of common stock at the initial public offering price of $10 per share. In exchange for offering us as a preferred financing service to potential home buyers in Sun's communities we granted Sun options to purchase 330,000 shares of our common stock. These options vest in eight equal annual amounts beginning in January 2001. In April 1999, like other dealers, Sun began to receive a 1% origination fee. For the three months ended March 31, 2000, Sun received $8,000 under this arrangement. We paid Sun a fee of $75,000 for the year ended September 30, 1999 as reimbursement for general and administrative expenses. Since September 30, 1999, we have not paid, and in the future do not expect to pay, Sun a fee for general and administrative expenses.

     In March 1998, we acquired Bloomfield Acceptance Company, L.L.C. and its mortgage servicing affiliate Bloomfield Servicing Company, L.L.C., expanding our business into commercial real estate lending and servicing. As consideration for the Bloomfield transaction, we issued 272,727 shares of our common stock to the members of Bloomfield Acceptance and Bloomfield Servicing with an additional 66,005 shares issuable based on the performance of Bloomfield Acceptance and Bloomfield Servicing. We issued an additional 9,091 shares of our common stock to certain members of Bloomfield and Bloomfield Servicing to be held in escrow, of which 6,061 shares remain in escrow. On March 1, 2000, we issued the

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66,005 shares as additional earn-out consideration. Bloomfield Acceptance originated $38.8 million in commercial real estate loans in the three month period ended March 31, 2000.

     In June 1999, we acquired Hartger & Willard Mortgage Associates, Inc. from DMR Financial Services, Inc., an affiliate of Detroit Mortgage and Realty Company. We issued 66,667 shares of our common stock to DMR Financial as consideration for the transaction. In addition, we loaned $1.5 million to DMR Financial under a promissory note dated July 31, 1999. The loan is guaranteed by Detroit Mortgage and Realty and secured by the pledge of our common stock that DMR Financial received in the acquisition. DMR Financial is in default under the note, and we are foreclosing on the pledged shares. Hartger & Willard, which has been in business over 50 years, provides mortgage banking services and arranges permanent mortgage financing on a variety of commercial and industrial properties. The acquisition of Hartger & Willard strengthened our origination capabilities and loan servicing portfolio as well as adding several important correspondent relationships to our existing commercial real estate lending business. Hartger & Willard and Bloomfield Acceptance together comprise one of the largest commercial mortgage banking operations in Michigan.

     In December 1999, we acquired Dynex Financial, Inc., which specializes in manufactured home loan lending and servicing, from Dynex Holding, Inc. The purchase price was $4,001,000 in cash. When fully integrated, Dynex Financial's loan origination, servicing and software systems are expected to be much more efficient and effective than our former systems. Dynex Financial originated approximately $500 million in manufactured home loans in the year ended December 31, 1999. While we believe Dynex Financial is capable of originating $1 billion in loans per year, we have decided to scale back originations to no more than $250 million for the fiscal year ending December 31, 2000 as we integrate the operations of Dynex Financial into the operations of our other subsidiaries. With the acquisition of Dynex Financial, our subsidiaries now service over $2 billion in loans and, in addition to offering a wide variety of commercial mortgage products and services, are able to provide a vast range of financial services to the manufactured housing market, including construction financing, floorplan loans, retail lending, permanent financing, bridge financing, earn-out financing and equity financing.

     In connection with the integration of the operations of Dynex Financial, Dynex Financial has closed certain of its district and regional offices. When we acquired Dynex Financial, Dynex Financial had regional offices in Dallas, TX, Atlanta, GA, Cincinnati, OH, Charlotte, NC, and Vancouver, WA; district offices in Troy, MI, Columbia, SC, Houston, TX and Phoenix, AZ; a national business center office in Richmond, VA; and a national servicing center office in Fort Worth, TX. We have closed the Charlotte, Vancouver, Troy, Columbia, Houston and Phoenix offices.

     As part of our plan to conduct all of our manufactured home loan origination operations through Dynex Financial, in March 2000 Dynex Financial purchased $66.9 million of loans from MHFC, Inc., a subsidiary of Bingham specializing in manufactured home lending, and we sold MHFC to Gwenuc, LLC, a limited liability company owned by Gary A. Shiffman, Chairman of Bingham. Gwenuc paid us $400,000 in cash and assumed $2.7 million of debt to us. The cash portion of the purchase price may be adjusted upward or downward pursuant to a fairness opinion as to the fair market value of MHFC to be rendered by a third party appraiser. We now conduct all of our manufactured home loan origination activities through Dynex Financial.

OTHER EVENTS

  OTS Application

     In March 1999, we filed an application with the Office of Thrift Supervision of the U.S. Treasury Department to establish a unitary thrift holding company and a federally-chartered savings bank subsidiary. At this time, our application is still on file with the OTS. We expect that the thrift charter will be approved and that Franklin will operate under the charter after the merger.

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  Private Equity Raise

     In April 1999, we sold 800,330 shares of our common stock in a private placement to accredited investors at a price per share of $15 for a total of approximately $12 million. Purchasers in the private placement included some of our directors and stockholders and their families as well as several new investors. We raised the capital to fund existing operations and to provide increased capital for our planned operations.

FINANCING

     Through its operating subsidiary, Sun Communities Operating Limited Partnership, Sun currently provides us financing under a $4 million term loan and $10 million and $50 million demand lines of credit.

     The $4 million term loan matures on September 30, 2004 and interest on the unpaid principal balance of the term note accrues at the rate of 9.75% per annum. Anytime after the third anniversary of the $4 million term note, it may be paid in full or in part without premium or penalty subject to approval of our non-employee directors.

     Each demand line of credit from Sun is evidenced by a demand note that provides that the unpaid principal balance bears interest at a rate of LIBOR plus 235 basis points. The entire unpaid principal balance of each demand note, together with all accrued and unpaid interest, will be due and payable in full within ten days after the date of demand. The Sun operating partnership in its sole discretion may refuse to make advances under the $50 million line of credit. The aggregate outstanding principal balance on the two demand lines of credit as of March 31, 2000 was approximately $43 million. As security for both the $10 million demand line of credit and the $50 million line of credit, the Sun operating partnership has a security interest in substantially all of Bingham's assets.

     In March 2000, Dynex Financial and Bloomfield Acceptance entered into an amended and restated repurchase arrangement with Lehman Commercial Paper Inc. Under this agreement, Dynex Financial and Bloomfield Acceptance may transfer loans from time to time to Lehman against the transfer of funds from Lehman. As of March 31, 2000, the aggregate amount advanced by Lehman under the repurchase agreement was approximately $128 million.

     Our subsidiaries have also sold a significant number of commercial real estate and manufactured home loan contracts to unrelated financial institutions. Our subsidiaries may sell these contracts with or without retaining servicing, in some cases with full or limited recourse to us or our subsidiaries in the event of a default by the borrower.

     In March 2000, Bingham and Dynex Financial entered into a revolving credit facility with Michigan National Bank. Under this facility, Bingham and Dynex Financial may borrow up to $11 million. Interest at a rate of LIBOR plus 2% per year is payable on the outstanding balance. The outstanding principal balance on this credit facility as of March 31, 2000 was approximately $6 million.

     In April 2000, Bloomfield Acceptance and Bloomfield Servicing entered into a warehousing credit agreement with Residential Funding Corporation. Under the credit agreement, Bloomfield Acceptance and Bloomfield Servicing may borrow up to $50 million to fund the acquisition and origination of FNMA loans, FHLMC loans, bridge mortgage loans and similar mortgage loans. Interest at an annual rate of up to LIBOR plus 250 basis points is payable on the outstanding balance of advances used to make bridge mortgage loans. Interest at an annual rate of LIBOR plus 125 basis points is payable on the outstanding balance of advances used to make all other loans made under the agreement. As of the date of this document, Bloomfield Acceptance and Bloomfield Servicing had not incurred any indebtedness under this agreement.

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MANUFACTURED HOME LENDING AND SERVICING

  Overview

     We conducted our manufactured home loan business through our MHFC, Inc. subsidiary until we acquired Dynex Financial in December 1999. In March 2000, we consolidated our manufactured home loan business when Dynex Financial purchased substantially all of MHFC's manufactured home loans and we sold MHFC. See
"-- History of Bingham." Dynex Financial originates loans that generally range in size from $10,000 to $100,000 and have a term of 7-30 years. We initially focused our marketing efforts principally through manufactured home community owners and operators, specifically targeting Sun's manufactured home communities, where MHFC's services were, and Dynex Financial's services continue to be, offered as the preferred source of financing. Dynex Financial currently originates the majority of its manufactured home loans through dealers.

  Dealers

     Each loan submitted to Dynex Financial by a dealer is subject to criteria established by Dynex Financial relating to loan terms, advance amounts, down payment requirements and other pertinent program parameters. Dynex Financial performs annual reviews of dealers with which it does business to ensure that these dealers are in good financial standing. Dealers are provided a rate and term schedule that establishes a customer buy rate for each particular loan being submitted.

     Reports are continuously generated and analyzed to track dealer performance. Performance factors tracked include loan approval rates, booking rates, dealer delinquency, dealer chargeoff activity and volume of loans booked. Dealer performance goals established by Dynex Financial are then monitored and relationships with non-performing dealers are terminated.

  Underwriting

     Dynex Financial underwrites loans based upon its review of credit applications to insure loans will comply with internal company guidelines as well as industry standards. All loans secured by mortgages on both manufactured homes and the underlying real estate, or "land/home" loans, are underwritten using Dynex Financial's Internal Credit Rating grid, a traditional underwriting method that primarily takes into account the applicant's credit history. In September 1999, Dynex Financial began underwriting retail installment loans secured only by manufactured homes, or "home only" loans, using Portal(TM), its internally-developed proprietary credit scoring system. Portal was developed to predict defaults using empirical modeling techniques and takes into account information from applicants' credit applications as well as their credit reports. Each applicant's credit history, stability, capacity, down payment and security type are taken into account by the Portal model. The Portal model is integrated into our origination system and is based on Dynex Financial's historical lending experience. Because the land/home and home only business lines have different characteristics, and because we have not experienced significant losses or defaults on land/home loans (a necessary component of a successful predictive model), predictive modeling was only possible for the home only applications, which make up approximately 90% of our total manufactured home loan applications.

  Loan Collateral

     Dynex Financial retains a security interest in each manufactured home it finances. Procedures for perfecting security interests vary by state.

  Servicing

     From April 1999 to February 2000, manufactured home loan contracts owned by MHFC were serviced by Bloomfield Servicing. Beginning in February 2000, MHFC's manufactured home loan contracts

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were serviced by Dynex Financial, which has serviced its own loan contracts since we acquired it in December 1999. We sold MHFC in March 2000, and since then all of our manufactured home loan contracts have been serviced by Dynex Financial. Dynex Financial collects principal and interest payments from borrowers and remits them to investors as required under the relevant servicing contract. Dynex Financial also processes collections on delinquent accounts. As of March 31, 2000, Dynex Financial's servicing portfolio totaled over $1 billion.

  Delinquency and Repossession

     Dynex Financial is responsible for the servicing of each manufactured home loan contract from the time of funding until the loan is paid in full. This servicing includes processing payments and issuing delinquent notices between 15 and 18 days after a payment is past due, and a default letter sent between 30 and 90 days after a payment is past due. Dynex Financial is responsible for collecting loans that are over 30 days delinquent and it hires a local attorney after the expiration of the default letter. Next, a 30-day demand letter is issued, at which time full payment must be made on all arrearages including late fees and attorney fees. Dynex Financial generally repossesses the manufactured home after payments have become 60 to 90 days delinquent if it is not able to work out a satisfactory arrangement with the borrower. For those loans originated in Sun's manufactured home communities, Sun and an affiliate of Sun may assist with foreclosure and the sale of the manufactured home after repossession.

     Bingham maintains a reserve for estimated credit losses on manufactured home loan contracts owned by it and a separate liability to absorb potential losses on loans that have been periodically sold to third parties with recourse. At March 31, 2000, the aggregate principal balance of manufactured home loan contracts in Bingham's portfolio was approximately $107.9 million and the aggregate principal balance of manufactured home loan contracts sold to third parties with recourse was approximately $40.0 million. Bingham provides for losses on credit sales in amounts necessary to maintain the reserve and separate liability at levels it believes are sufficient to provide for future losses based on historical loss experience, current economic conditions and portfolio performance measures. For fiscal 1999 and 1998, as a result of expenses incurred due to defaults and repossessions, $162,000 and $39,000, respectively, was charged to the reserve for losses on credit sales. For the three months ended March 31, 2000, $679,000 was charged to the reserve for losses on credit sales, as compared to $27,000 for the three months ended March 31, 1999. As of March 31, 2000, there have been no charges to the separate liability set up for estimated losses on loans sold with recourse, which totaled approximately $375,000 as of that date. Bingham's reserve for losses on credit sales at March 31, 2000 was $795,000 as compared to $284,000 at March 31, 1999.

     Bingham's inventory of repossessed homes was 55 homes at March 31, 2000 as compared to seven homes at March 31, 1999. The estimated net realizable value of the repossessed homes in Bingham's inventory at March 31, 2000 was approximately $1.5 million and at March 31, 1999, was approximately $69,000. The net losses resulting from repossessions on Bingham-originated loans as a percentage of the average principal amount of such loans outstanding for the six months ended March 31, 2000 and 1999 was 50% and 36%, respectively.

     See "Bingham's Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note C to Bingham's audited consolidated financial statements for more information on the delinquency of Bingham's manufactured home loan contracts.

COMMERCIAL MORTGAGE BANKING

  Overview

     Through Bloomfield Acceptance, Bloomfield Servicing and Hartger & Willard, we participate in and are active in all aspects of commercial real estate mortgage banking, including originating, underwriting, placing, securitizing, and servicing commercial real estate loans. Bloomfield Acceptance, which is one of the largest commercial banking firms in Michigan, acts as both a direct lender, making commercial real estate loans for its own portfolio as well as for accumulation and securitization, and as a traditional mortgage banker, placing commercial real estate loans with 16 institutional investors. Bloomfield

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Acceptance has placed collateral in over 12 commercial mortgage backed securitizations. Bloomfield Acceptance is an approved seller/servicer under the Federal National Mortgage Association's pilot Aggregation program for manufactured home communities, under which FNMA purchases manufactured home loans on a non-recourse basis. Bloomfield Acceptance is also an approved seller/servicer under the Federal Home Loan Mortgage Corporation's Program Plus program, under which FHLMC purchases multi-family mortgages from lenders meeting certain loan origination and servicing standards.

     Portions of Bloomfield Acceptance's activities are focused on the manufactured home community industry and Bingham believes that Bloomfield Acceptance is one of the largest originators of loans to manufactured home community owners in the country. For the six-month period ended March 31, 2000, Bloomfield Acceptance originated approximately $69 million of loans to manufactured home community owners.

  Lending

     Bloomfield Acceptance sources lending opportunities on a nationwide basis from direct borrower inquiry as well as from mortgage bankers and brokers. Loan applications are processed at our offices in Birmingham, Michigan where we perform due diligence, including an analysis of property operating history, appraisal report, environmental report, borrower creditworthiness, credit history and experience. Bloomfield Acceptance performs on-site property inspection and local market analysis.

     Bloomfield Acceptance currently funds originations for securitization primarily through a repurchase agreement with Lehman Commercial Paper Inc. It also originates loans for securitization under various mortgage loan purchase agreements and funds loans under various loan participation arrangements with third party investors. It is expected that after the merger Bloomfield Acceptance will also originate loans for portfolio using Franklin's lower-cost funding sources.

     As of March 31, 2000, Bloomfield Acceptance maintained a portfolio of approximately $75 million of loans.

  Traditional Mortgage Banking

     Bloomfield Acceptance places commercial real estate mortgage loans with 16 institutional investors, primarily life insurance companies that it represents on an exclusive or semi-exclusive basis. The bulk of these activities take place in Michigan. The acquisition of Hartger & Willard has enhanced Bingham's commercial mortgage banking business by adding two new offices, loan officers and new investors.

  Servicing

     Bloomfield Servicing services loans that Bloomfield Acceptance and Hartger & Willard originate. Historically, the majority of the loans made on a direct lending basis were serviced until the loan was securitized, at which time Bloomfield Servicing received a servicing termination fee. In May 1998, Bloomfield Servicing began retaining the servicing of its direct loans and it is expected that the size of Bloomfield Servicing's servicing portfolio will increase.

     In addition to servicing loans for Bloomfield Acceptance and Hartger & Willard, Bloomfield Servicing services commercial real estate loans on behalf of twenty-seven institutional investors. The majority of these loans are in Michigan.

     As of March 31, 2000, Bloomfield Servicing's servicing portfolio totaled approximately $963 million. The entire commercial loan portfolio was current as of March 31, 2000.

  Delinquency and Repossession

     Bloomfield Servicing is responsible for the servicing of each commercial mortgage loan from the time of funding until the loan is paid in full. No commercial mortgage serviced by Bloomfield Servicing was delinquent as of March 31, 2000. If a commercial mortgage loan becomes delinquent, the borrower is

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contacted by late notice letter and by telephone. If the loan continues to be delinquent for more than 30 days, a default and acceleration letter is sent, specifying the legal period to cure the default. During the cure period every attempt would be made to obtain payment or to modify and workout the loan terms to a payment plan that was satisfactory to the lender and borrower and would bring the loan current. If the borrower and lender do not agree to a workout arrangement during the cure period, Bloomfield Servicing retains local counsel to institute foreclosure proceedings and the property is offered at a foreclosure sale. Bloomfield Servicing or its representative must make a bid at the foreclosure sale to insure an appropriate upset price is obtained upon foreclosure. If the lender is the successful bidder, the property is turned over to the lender to liquidate against the loan balance. If the successful bidder is a third party, the proceeds of the sale are applied to the outstanding balance of the loan. All costs of foreclosure are the responsibility of the lender and the lender absorbs any losses.

INSURANCE

     Dynex Insurance Agency, Inc., a subsidiary of Dynex Financial, is a licensed agent placing property and casualty, life and warranty insurance, primarily for Dynex Financial's manufactured home loans.

COMPETITION

     The manufactured housing finance industry is very fragmented and highly competitive. There are numerous non-traditional consumer finance sources serving this market. Several of these financing sources are larger than Bingham and have greater financial resources. In addition, some of the manufactured housing industry's larger manufacturers maintain their own finance subsidiaries to provide financing for purchasers of their manufactured homes. Historically, traditional financing sources (commercial banks, savings and loans, credit unions and other consumer lenders), many of which have significantly greater resources than Bingham and may be able to offer more attractive terms to potential customers, have not consistently served this market.

     We believe that our relationship with Sun, our focus on community owners and operators, our prompt and consistent review of credit applications and our emphasis on providing a high level of service enable us to compete effectively for the purchase price financing and refinancing of manufactured homes. However, to the extent that traditional and non-traditional lenders significantly expand their activity in this market, we may be adversely affected. There is no assurance that we will be able to effectively compete against our existing competitors or any future competitors.

     Our manufactured home finance business is generally subject to seasonal trends, reflecting the general pattern of sales of manufactured homes peaking during the spring and summer months and declining to lower levels from mid-November through January.

     Our commercial real estate lending business is highly competitive and Bloomfield Acceptance and Hartger & Willard operate on a nationwide basis against a host of local, regional and national lenders. Many of their competitors are larger and have greater financial resources than we do. Traditionally, our competitors included banks and thrifts, life insurance companies, mortgage bankers and credit companies. More recently, the competition has expanded to encompass Wall Street brokerage houses, either directly or through proxies or "conduits." We believe that the industry is in a state of transition and rapid consolidation, and while we believe that we are well-positioned to compete effectively in this environment, there can be no assurances that we will do so.

REGULATION AND SUPERVISION

     Bingham and its subsidiaries are currently subject to regulation and licensing under various federal and state statutes and regulations. After the merger, Bingham and its subsidiaries will be subject to different regulations and licensing requirements. See "Additional Information about
Franklin -- Business of Franklin -- Regulation."

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     Our manufactured home finance business encompasses both consumer lending
(manufactured homes only) and residential mortgage lending (land-home transactions) as well as loan servicing, typically for loans originated by manufactured housing dealers and loan origination companies. Currently, Bingham, through its subsidiaries, conducts consumer lending and servicing in the states of Alabama, Arizona, Arkansas, California, Florida, Georgia, Idaho, Indiana, Kentucky, Michigan, Mississippi, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington and West Virginia. In some states, we conduct only manufactured home lending and not land-home lending. Most states where our subsidiaries operate:

     - require compliance with state guidelines concerning qualifying to do business, licensing, and lending and finance activities and other consumer protection measures and fair trade practices (including laws prohibiting discrimination based on race, color, national origin, gender, age, disability, marital status, or other bases);

     - limit the interest rate and other charges that may be imposed related to the loan, or prescribe certain other terms of the loan contracts, including requirement of specific notice provisions, loan terms, or other items (some of these state laws are preempted by federal laws applicable to Bingham and its subsidiaries);

     - regulate the sale and type of insurance products that our subsidiaries may offer and the insurers for which they will act as agent; and

     - define our subsidiaries' rights to collect loan payments, and foreclose and/or repossess and sell collateral.

Our subsidiaries are licensed to conduct consumer finance operations in most states where they do business. In a limited number of states, our subsidiaries are not required to hold a specific license to conduct their business activities. Bloomfield Acceptance and Dynex Financial are each a HUD-approved Investing Mortgagee.

     In addition to state laws regulating their conduct, the consumer lending and servicing activities of Bingham and its subsidiaries are subject to numerous federal laws and the rules and regulations promulgated thereunder, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, and, in some instances, the Fair Debt Collections Practices Act and the Home Mortgage Disclosure Act, as well as certain rules of the Federal Trade Commission. These laws require that certain disclosures be made to applicants, prohibit misleading advertising and protect against discriminatory financing or unfair credit practices. The Truth in Lending Act and Regulation Z promulgated thereunder require disclosure of, among other things, the terms of repayment, the final maturity, the amount financed, the total finance charge and the annual percentage rate charged on each manufactured home loan contract. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants (including retail installment contract obligors) on the basis of race, color, national origin, gender, age, marital status, reliance upon public assistance income or the consumer's exercise of rights under the Consumer Credit Protection Act. Under the Equal Credit Opportunity Act, creditors are required to make certain disclosures to consumers regarding their rights, and to provide certain notices of adverse credit decisions to consumers who have applied for credit. The rules of the Federal Trade Commission limit the types of property a creditor may accept as collateral to secure a consumer loan, and its "holder in due course" rules provide for the preservation of a consumer's claims and defenses when a consumer obligation is sold or assigned to third party.

     The sale of insurance products by Dynex Insurance Agency, Inc., our insurance subsidiary, is subject to various state insurance laws (including licensure requirements) and regulations which govern allowable charges and other practices.

     Our commercial mortgage lending activities do not usually require state-by-state licensure. However, our commercial mortgage loans are required to comply with parts of the Equal Credit Opportunity Act, certain civil rights laws, and a number of state laws and regulations related to required or prohibited loan terms, interest rate limits, permitted collateral and related terms, servicing and collection, and similar issues.

     The regulatory procedures discussed above are subject to changes by the regulatory authorities. There are no assurances that future regulatory changes will not occur. These regulatory changes could place additional burdens on us and our subsidiaries.

PROPERTIES

     Our corporate headquarters is located in approximately 14,800 square feet of leased space in Birmingham, Michigan. The lease, which terminates on October 31, 2001, currently provides for monthly rent of $35,000, including base rent and a pro rata share of operating expenses and real estate taxes. We have an option to renew the lease for an additional three years.

     Hartger & Willard leases space in Grand Rapids, Michigan for a portion of its commercial mortgage servicing and origination operations. The lease covers approximately 4,300 square feet with a monthly rent of $5,300. Hartger & Willard also subleases space to a tenant in Bloomfield Hills, Michigan. The sublease covers a space of approximately 2,100 square feet with a monthly rent of $3,900. The lease agreement expires in August 2000.

     Dynex Financial leases office space for its various offices throughout the country. It currently has a lease expiring in July 2003 for approximately 9,700 square feet of office space in Glen Allen, Virginia with a current monthly rent of approximately $13,000; a lease expiring in September 2003 for approximately 6,100 square feet of office space in Duluth, Georgia with a current monthly rent of approximately $8,000; a lease expiring in December 2002 for approximately 4,700 square feet of office space in Loveland, Ohio with a current monthly rent of approximately $4,000; a lease expiring in October 2000 for approximately 4,700 square feet of office space in Bedford, Texas with a current monthly rent of approximately $6,000; and a lease expiring in August 2004 for approximately 21,000 square feet of office space in Fort Worth, Texas with a current monthly rent of approximately $27,000. Dynex Financial is also a party to several leases for space in which it formerly operated offices and is in the process of negotiating subleases or terminations of these leases.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings, other than ordinary routine litigation incidental to our business and the business of our subsidiaries, or proceedings known by us to be contemplated by governmental authorities, to which we or our subsidiaries are a party or to which any of our or their property is subject.

                       BOARD OF DIRECTORS AND COMMITTEES

     Our board of directors is divided into three classes, as equal in number as possible. At each annual meeting, the successors to the class of directors whose terms expire at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election.

     Messrs. Shiffman, Orley and Bober have terms expiring at the annual meeting and are nominees for the class to hold office for a term expiring at the annual meeting of stockholders to be held in 2003. Messrs. Gordon, Raiskin and Hermelin have terms expiring at the annual meeting of stockholders to be held in 2001 and Messrs. Klein, Weiss and Weber have terms expiring at the annual meeting of stockholders to be held in 2002. However, if the merger is completed, Bingham's board of directors will be reconfigured and certain of the current directors will serve in classes other than their current classes. See "The
Merger -- Management and Boards of Directors after the Merger."

     The board of directors met five times during the year ended September 30, 1999 and took various actions by written consent without a meeting. All directors attended at least 75% of the meetings of the board and of each committee on which they served.

     Committees made up of members of the board perform several important functions of the board of directors. Our bylaws authorize the formation of committees and grant the board the authority to prescribe the functions and standards for membership of each committee. In addition, the board appoints the members of each committee. The board currently has three standing committees: an Audit Committee, a Compensation Committee and a Nominating Committee. The composition of each of these committees is likely to change after the merger to include Franklin designees to the board of directors. The board of directors recently disbanded its Executive Committee.

AUDIT COMMITTEE

     The Audit Committee:

     - annually recommends a firm of independent public accountants to the board of directors to act as auditors of Bingham;

     - reviews the scope of the annual audit with the auditors in advance of the audit;

     - generally reviews the results of the audit and the adequacy of our accounting, financial and operating controls;

     - reviews our accounting and reporting principles, policies and practices; and

     - performs such other duties as may be delegated to it by the board.

The members of the Audit Committee as of September 30, 1999 were Robert H. Orley and Mark A. Gordon. Currently, the Audit Committee is comprised of Messrs. Orley, Gordon and Brian M. Hermelin. The Audit Committee held three formal meetings during the fiscal year ended September 30, 1999.

COMPENSATION COMMITTEE

     The Compensation Committee:

     - reviews and modifies the compensation (including salaries and bonuses) of our officers as initially set by our President;

     - administers our stock option plan; and

     - performs such other duties as may be delegated to it by the board.

The members of the Compensation Committee as of September 30, 1999 were Mr. Hermelin, Arthur A. Weiss and James Raiskin. Currently, the Compensation Committee is comprised of Messrs. Hermelin, Weiss, Raiskin and Orley. During the fiscal year ended September 30, 1999, the Compensation Committee did not hold any formal meetings but took various actions by written consent without a meeting. See "-- Report of the Compensation Committee on Executive Compensation".

NOMINATING COMMITTEE

     During the fiscal year ended September 30, 1999, the board of directors did not have a standing committee responsible for nominating individuals to become directors. The entire board of directors performed the function of such a committee.

     The board recently established a Nominating Committee to:

     - nominate persons for election or appointment to the office of director of Bingham; and

     - perform such other duties as may be delegated to it by the board.

Currently, the Nominating Committee is comprised of Messrs. Shiffman, Weiss and Klein. The Nominating Committee will consider nominees recommended by stockholders upon submission in writing to Bingham's Secretary of the names of the nominees, together with their qualifications for service as a director of Bingham.

EXECUTIVE COMMITTEE

     The board established an Executive Committee to generally manage the day-to-day business and affairs of Bingham between regular board meetings. As of September 30, 1999, the members of the Executive Committee were Messrs. Shiffman, Klein and Bober. The Executive Committee did not hold any formal meetings during the fiscal year ended September 30, 1999. The board recently disbanded the Executive Committee and all of the functions of the Executive Committee are now performed by the entire board.

                          MANAGEMENT AND COMPENSATION

EXECUTIVE OFFICERS OF BINGHAM

     The following table contains information about executive officers and other key employees of Bingham.

NAME                                         AGE                   OFFICE(S)
----                                         ---                   ---------
Daniel E. Bober...........................   41    Vice President
W. Anderson Geater........................   51    Chief Financial Officer and Treasurer
Ronald A. Klein...........................   42    President and Chief Executive Officer
J. Peter Scherer..........................   50    Chief Operating Officer
Gary A. Shiffman..........................   46    Chairman of the Board and Secretary
Creighton J. Weber........................   45    Vice President

     See "The Merger -- Management and Boards of Directors after the Merger" for background information for Messrs. Shiffman, Klein, Bober and Weber.

     W. ANDERSON GEATER, 51, has been Bingham's Chief Financial Officer and Treasurer since May 2000. From 1994 through April 2000, Mr. Geater was the Chief Financial Officer and Chief Administrative Officer of UFS Holdings, LLC and Central Park Capital, LLC. UFS Holdings provides a wide range of support services to financial institutions related to mortgage products. Central Park Capital originates commercial real estate mortgage loans. From 1991 to 1993, Mr. Geater was the Chief Operating Officer of First Mortgage Strategies Group, Inc., which provides support services related to mortgage products. From 1990 to 1991, he was the director of financial services for Pannell Kerr Forster, a public accounting firm. From 1975 to 1990, he was Executive Vice President and Chief Financial Officer of Leader Federal Bank for Savings, a national savings bank. Before joining Leader Federal Bank, Mr. Geater was an audit supervisor with the public accounting firm of KPMG Peat Marwick.

     J. PETER SCHERER, 50, has been Bingham's Chief Operating Officer since October 1999. From 1984 through 1998 he served in various capacities at The Taubman Company, a publicly-traded company engaged in the ownership, management, leasing, acquisition, development, and expansion of regional shopping centers. Mr. Scherer was most recently Senior Vice President and chairman of the asset management group at Taubman. From 1976 to 1980 and from 1980 to 1984 Mr. Scherer was an attorney with American Motors Corporation and Volkswagen of America, Inc., respectively.

     To the best of Bingham's knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no judgments or injunctions that are material to the evaluation of the ability or integrity of any executive officer during the past five years.

EXECUTIVE COMPENSATION

     The following table shows all compensation paid to our Chief Executive Officer and each executive officer whose compensation from Bingham exceeded $100,000 during the fiscal year ended September 30, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG TERM
                                                                         COMPENSATION
                                                                    -----------------------
                                                                                 SECURITIES
                                     YEAR    ANNUAL COMPENSATION    RESTRICTED   UNDERLYING   ALL OTHER
                                     ENDED   --------------------     STOCK       OPTIONS/    COMPENSA-
NAME AND PRINCIPAL POSITION          9/30    SALARY($)   BONUS($)    BONUS($)     SARS(#)      TION($)
---------------------------          -----   ---------   --------   ----------   ----------   ---------
Ronald A. Klein....................  1999     105,500     50,000     145,000(2)     5,000          --
  President and Chief Executive
  Officer(1)
Jeffrey P. Jorissen................  1999          --         --          --           --          --
  Chief Financial Officer and        1998          --     15,000          --       10,000          --
  Treasurer(3)
Daniel E. Bober....................  1999     155,625    150,000(4)       --           --      25,000(5)
  Vice President                     1998      87,500         --          --           --      14,583(5)
Creighton J. Weber.................  1999     155,625    150,000(6)       --           --      25,000(7)
  Vice President                     1998      87,500         --          --           --      14,583(7)

---------------

(1) Mr. Klein was appointed Bingham's Chief Executive Officer in February 1999.

(2) On April 14, 1999, Bingham granted Mr. Klein 10,000 shares of restricted stock of which 5% vest on April 14, of 2000 and 2001 and 25% vest on April 14, 2002, and 2003 and the balance vests on April 14, 2004. As of September 30, 1999, the value of these restricted shares (as determined in accordance with the rules promulgated by the Securities and Exchange Commission) was $100,000. If dividends on Bingham's common stock are paid, Mr. Klein has the right to receive any dividends paid on these restricted shares.

(3) Mr. Jorissen served as Bingham's Chief Executive Officer until he resigned in February 1999 and as Chief Financial Officer and Treasurer until he resigned in April 2000.

(4) Mr. Bober earned this bonus for services rendered to Bingham for the period from March of 1998 through March of 1999. Mr. Bober and Bingham have agreed that the bonus will be paid in equal installments over a period of seventeen months, beginning September 1, 1999.

(5) Represents contribution to an annuity plan of Mr. Bober's choice.

(6) Mr. Weber earned this bonus for services rendered to Bingham for the period from March of 1998 through March of 1999. Mr. Weber and Bingham have agreed that the bonus will be paid in equal installments over a period of seventeen months, beginning September 1, 1999.

(7) Represents contribution to an annuity plan of Mr. Weber's choice.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                               ------------------------------------------------------
                                               PERCENT OF                                 POTENTIAL REALIZABLE
                               NUMBER OF         TOTAL                                      VALUE AT ASSUMED
                               SECURITIES       OPTIONS                                   ANNUAL RATES OF STOCK
                               UNDERLYING        /SARS         EXERCISE                  PRICE APPRECIATION FOR
                                OPTIONS/       GRANTED TO      OR BASE                       OPTION TERM(1)
                                  SARS         EMPLOYEES        PRICE      EXPIRATION    -----------------------
NAME                           GRANTED(#)    IN FISCAL YEAR    ($/SH.)        DATE         5%($)        10%($)
----                           ----------    --------------    --------    ----------    ---------    ----------
Ronald A. Klein...............   5,000           15.27%         14.50       4/14/09       45,595       115,546
Jeffrey P. Jorissen...........      --             N/A            N/A           N/A          N/A           N/A
Daniel E. Bober...............      --             N/A            N/A           N/A          N/A           N/A
Creighton J. Weber............      --             N/A            N/A           N/A          N/A           N/A

---------------

(1) The dollar amounts in this table are the result of calculations at stock appreciation rates specified by the Securities and Exchange Commission and are not intended to forecast actual future appreciation rates of Bingham's stock price.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                 UNDERLYING                   IN-THE-MONEY
                                                          UNEXERCISED OPTIONS/SARS           OPTIONS/SARS AT
                                                          AT FISCAL YEAR END(#)(1)        FISCAL YEAR END($)(2)
                                       SHARES ACQUIRED   ---------------------------   ---------------------------
                NAME                   ON EXERCISE(#)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                ----                   ---------------   -----------   -------------   -----------   -------------
Ronald A. Klein(3)...................        --                --          5,000           N/A            N/A
Jeffrey P. Jorissen(4)...............        --             6,666          3,334           N/A            N/A
Daniel E. Bober......................        --                --             --           N/A            N/A
Creighton J. Weber...................        --                --             --           N/A            N/A

---------------

(1) All options granted under the 1997 option plan must be exercised within ten years of the date of grant.

(2) None of the options included in this table were in the money as of September 30, 1999.

(3) Stock options granted April 14, 1999 under the 1997 option plan. Mr. Klein's options have an exercise price of $14.50 per share.

(4) Stock options granted November 13, 1997 under the 1997 option plan. Mr. Jorissen's options have an exercise price of $10 per share.

COMPENSATION OF DIRECTORS

     Directors who are not employees of Bingham are entitled to an annual retainer fee of $12,000, payable $3,000 per calendar quarter. For services during the fiscal year ended September 30, 1999, Mr. Hermelin and Mr. Orley each earned directors' fees of $12,000 and James Raiskin and Mark A. Gordon each earned directors' fees of $7,000. Mr. Weiss declined director's fees of $12,000 earned for services during the fiscal year ended September 30, 1999.

EMPLOYMENT AGREEMENTS

     Ronald A. Klein

     We have entered into an employment agreement with Ronald A. Klein under which Mr. Klein serves as Bingham's Chief Executive Officer and President. Mr. Klein's employment agreement is for an initial term of three years ending December 31, 2002. The term is automatically renewed for successive one year periods unless either party terminates the agreement. Mr. Klein's annual base salary in the first, second and third year of the agreement is $250,000, $275,000 and $300,000, respectively. After the third year, the base salary will be increased by 5% or more per year as determined by our board. Mr. Klein will be paid an annual bonus under the terms of an executive bonus plan to be agreed upon by us and Mr. Klein. The agreement provides for a cash payment of up to
2.99 times Mr. Klein's base salary if there is a change in control of Bingham. Mr. Klein's employment agreement precludes him for the term of the agreement plus 18 months, from diverting business from Bingham or its subsidiaries or inducing anyone to leave the employment of Bingham or its subsidiaries.

     Daniel E. Bober

     Bingham, Bloomfield Acceptance Company, L.L.C., and Bloomfield Servicing Company, L.L.C. have entered into an employment agreement with Daniel E. Bober under which Mr. Bober serves as President of Bloomfield Acceptance and as Executive Vice President of Bloomfield Servicing. Mr. Bober's employment agreement is for an initial term of three years ending March 4, 2001. In consideration for his services, Mr. Bober will be paid an annual base salary of $150,000, which will be increased by five percent per year. In addition to this base salary, Bingham will contribute premiums to an annuity plan not to exceed $25,000 annually and Mr. Bober is entitled to an annual bonus in accordance with the terms of an executive bonus plan to be agreed upon by Bingham and Mr. Bober. Mr. Bober's employment agreement precludes him, (a) for the term of the agreement plus two years, from diverting business from Bingham or its subsidiaries, and (b) for the term of the agreement plus one year, diverting business from Bingham or its subsidiaries or inducing anyone to leave the employment of Bingham or its subsidiaries.

     Creighton J. Weber

     Bingham, Bloomfield Acceptance and Bloomfield Servicing have entered into an employment agreement with Creighton J. Weber under which Mr. Weber serves as Executive Vice President of Bloomfield Acceptance and Bloomfield Servicing. Mr. Weber's employment agreement is for an initial term of three years ending March 4, 2001. In consideration for his services, Mr. Weber will be paid an annual base salary of $150,000, which will be increased by five percent per year. In addition to this base salary, Bingham will contribute premiums to an annuity plan not to exceed $25,000 annually and Mr. Weber is entitled to an annual bonus in accordance with the terms of an executive bonus plan to be agreed upon by Bingham and Mr. Weber. Mr. Weber's employment agreement precludes him, (a) for the term of the agreement plus two years, from diverting business from Bingham or its subsidiaries, and (b) for the term of the agreement plus one year, diverting business from Bingham or its subsidiaries or inducing anyone to leave the employment of Bingham or its subsidiaries.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Compensation Committee:

     - sets, reviews and modifies the compensation (including salaries and bonuses) of our officers

     - administers our 1997 stock option plan; and

     - performs such other duties as may be delegated to it by the board of directors.

The members of the Compensation Committee from October 1, 1998 to December 3, 1998 were Messrs. Shiffman, Orley and Hermelin. Mr. Shiffman is Bingham's Chairman of the Board and Secretary. The members from December 3, 1998 to June 11, 1999 were Messrs. Hermelin and Weiss. From June 11,

1999 to March 19, 2000, the members were Messrs. Hermelin, Weiss and Raiskin. Since March 19, 2000, the members have been Messrs. Hermelin, Weiss, Raiskin and Orley.

     Mr. Shiffman, is also a director and executive officer of Sun. Mr. Weiss' law firm provided services to Bingham in fiscal year ended September 30, 1999. See "-- Certain Relationships and Related Transactions".

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

  Policy of Executive Officer Compensation

     The Compensation Committee of the board of directors, which is comprised of non-employee directors, Messrs. Hermelin, Raiskin, Orley and Weiss, administers the executive compensation program. The program supports our commitment to providing superior stockholder value. It is designed to attract and retain high-quality executives, to encourage them to make career commitments to us, and to accomplish our short and long term objectives. The Compensation Committee attempts to structure a compensation program for us that will reward our top executives with bonuses and stock and option awards upon attainment of specified goals and objectives while striving to maintain salaries at reasonably competitive levels. The Compensation Committee did not hold any formal meetings during the fiscal year ended September 30, 1999 but took various actions by written consent without a meeting.

     In reviewing the compensation to be paid to our executive officers during the fiscal year ended September 30, 1999, the Compensation Committee sought to ensure that executive officers were rewarded for long-term strategic management, for increasing Bingham's value for our stockholders, and for achieving internal goals established by the board of directors.

     The key components of executive officer compensation are salary, bonuses and stock option awards. Salary is generally based on factors such as an individual officer's level of responsibility, prior years' compensation, comparison to compensation of other Bingham officers, and compensation provided at competitive companies and companies of similar size. Bonuses and stock option awards are intended to reward exceptional performances. Benchmarks for determining base salary and bonus levels include performance of Bingham's operations, strength of the balance sheet and creation of stockholder value. Stock option awards are also intended to increase an officer's interest in our long-term success as measured by the market and book value of its common stock. Stock awards may be granted to our and our subsidiaries' officers, employees, directors and consultants under our stock option plan. Stock awards may be stock options, stock appreciation rights, restricted share rights or any variation thereof. Four executive officers and directors and 27 other employees and consultants received stock options or restricted stock awards under the 1997 option plan for services rendered during the fiscal year ended September 30, 1999.

  CEO Compensation

     Jeffrey P. Jorissen served as Chief Executive Officer until he resigned on February 21, 1999 and as Chief Financial Officer and Treasurer until he resigned on April 17, 2000. Mr. Jorissen is also the Senior Vice President, Treasurer, Chief Financial Officer and Secretary of Sun Communities, Inc., our former parent company. In consideration of their past relationship and in an effort to ensure that the transition of Bingham from a wholly-owned subsidiary of Sun to a publicly held company was successful, Mr. Jorissen agreed to serve as our Chief Executive Officer on an interim basis during the transitional period.

     Mr. Jorissen did not receive any compensation from us for the year ended September 30, 1999. However, Mr. Jorissen is compensated by Sun separately for serving as an executive officer of Sun on a full-time basis. See "-- Certain Relationships and Related Transactions."

     Ronald A. Klein served as Chief Executive Officer for the remainder of the year ending September 30, 1999. Mr. Klein was paid a salary of $105,500 and an incentive-based bonus of $50,000 during the last fiscal year. In addition, Mr. Klein received a restricted stock award of 10,000 shares of common stock and stock options to purchase 5,000 shares of common stock on April 14, 1999. The Compensation Committee believes that Mr. Klein's total compensation for the year ended September 30, 1999 was appropriate for his position, particularly in view of his performance. Bingham and Mr. Klein entered into an employment agreement as of January 1, 2000. See "-- Employment Agreements."

                            Respectfully submitted,

                               Brian M. Hermelin
                                Robert H. Orley
                                James A. Raiskin
                                Arthur A. Weiss

                  STOCKHOLDER RETURN PERFORMANCE PRESENTATION

     The line graph below compares the yearly percentage change in the cumulative total stockholder return on Bingham's common stock against the cumulative total return of a broad market index composed of all issuers listed on the Nasdaq SmallCap Market, the SNL Mortgage Company Index (an industry index composed of 60 publicly-traded residential mortgage companies) and the SNL Commercial Lenders Index (and industry index composed of 34 publicly-traded commercial mortgage companies), for the period starting on November 13, 1997 (the date of Bingham's initial public offering) and ending on September 30, 1999. This line graph assumes a $100 investment on November 13, 1997, a reinvestment of dividends and actual increase of the market value of Bingham's common stock relative to an initial investment of $100. The comparisons in this table are required by the SEC and are not intended to predict future performance of Bingham's common stock.

                            TOTAL RETURN PERFORMANCE

                              [PERFORMANCE GRAPH]

                                                       Period Ending
                                                       -------------
          Index              11/13/1997    03/31/1998    09/30/1998    03/31/1999    09/30/1999
          -----              ----------    ----------    ----------    ----------    ----------
 Bingham Financial
  Services Corporation         100.00        153.85        135.90        157.69        102.56
 NASDAQ -- Total US            100.00        118.39        109.85        159.47        178.39
 SNL Mortgage Company
  Index                        100.00        106.68         67.15         62.52         49.87
 SNL Commercial Lenders
  Index                        100.00        127.19         87.27         87.66         75.37

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10% of our capital stock to file reports of ownership and changes of ownership with the SEC and Nasdaq. Based solely on its review of the copies of such reports received by it, and written representations from certain reporting persons, we believe that during the year ended September 30, 1999, our directors, executive officers and beneficial owners of more than 10% of our common stock timely filed all required reports, except that:

     - Gary A. Shiffman, the Chairman of the Board and the Secretary of Bingham, filed one late report on Form 4 regarding one transaction and filed a Form 5 reporting one late Form 4 transaction;

     - Daniel E. Bober, a director and Vice President of Bingham, filed a Form 5 reporting one late Form 4 transaction;

     - Creighton J. Weber, a director and Vice President of Bingham, filed a Form 5 reporting one late Form 4 transaction; and

     - Milton M. Shiffman, a beneficial owner of more than 10% of Bingham's common stock, failed to file one Form 4 for eight transactions.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Based upon information available to us, the following table shows, as of April 17, 2000, the shareholdings of:

     - each person known to us to be the beneficial owner of more than 5% of our common stock;

     - each of our directors;

     - each executive officer listed in the Summary Compensation Table; and

     - all of our executive officers and directors as a group.

NAME AND ADDRESS OF                                      AMOUNT AND NATURE OF        PERCENT OF
BENEFICIAL OWNER                                         BENEFICIAL OWNERSHIP   OUTSTANDING SHARES(1)
-------------------                                      --------------------   ---------------------
Gary A. Shiffman......................................           83,666(2)          3.16     %
31700 Middlebelt Road, Suite 145
Farmington Hills, MI 48334
Ronald A. Klein.......................................           18,666(3)            *
260 E. Brown Street, Suite 200
Birmingham, MI 48009
Robert H. Orley.......................................           92,500(4)          3.49
2000 North Woodward, Suite 130
Bloomfield Hills, MI 48304
Brian M. Hermelin.....................................          135,000(5)          5.10
2064 D Street
Belleville, MI 48111
Arthur A. Weiss.......................................            8,000(6)            *
One Woodward Avenue, Suite 2400
Detroit, MI 48226
Daniel E. Bober.......................................          113,584(7)          4.29
260 E. Brown Street, Suite 200
Birmingham, MI 48009
Creighton J. Weber....................................          113,584             4.29
260 E. Brown Street, Suite 200
Birmingham, MI 48009

NAME AND ADDRESS OF                                      AMOUNT AND NATURE OF        PERCENT OF
BENEFICIAL OWNER                                         BENEFICIAL OWNERSHIP   OUTSTANDING SHARES(1)
-------------------                                      --------------------   ---------------------
James Raiskin.........................................            1,000               *
300 Nantucket
Bloomfield Hills, Michigan 48304
Mark A. Gordon........................................                0               *
3155 W. Big Beaver Rd.
Troy, Michigan 48084
Jeffrey P. Jorissen...................................           19,500(8)            *
31700 Middlebelt Road, Suite 145
Farmington Hills, MI 48334
Estate of Milton M. Shiffman..........................          295,134(9)          11.15
31700 Middlebelt Road, Suite 145
Farmington Hills, MI 48334
All current executive officers and....................          562,253             21.60
directors as a group (11 persons)(10)

---------------

 *   Less than 1% of the outstanding shares.

(1) In accordance with SEC regulations, the percentage calculations are based on 2,643,074 shares of common stock issued and outstanding as of April 17, 2000 plus shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000 by each individual or group listed.

(2) Includes 5,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000.

(3) Includes 1,666 shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000 and 1,000 shares of common stock held by a trust for the benefit of Mr. Klein's wife.

(4) Includes 5,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000. Includes 60,000 shares held by the Four O Group, L.L.C., a Michigan limited liability company, which are attributable to Mr. Orley because he is the manager of the limited liability company. Includes 7,500 shares held by Mr. Orley's wife which are attributable to him.

(5) Includes 5,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000. Includes 70,000 shares of common stock held by Kamar J. Fabri, a Michigan limited partnership, and 18,000 shares of common stock held by Lamm Investments, a Michigan limited partnership, which are attributable to Mr. Hermelin because he is the President of Gamm, Inc. a Michigan corporation and the general partner of the partnerships.

(6) Includes 5,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000. Does not include 22,500 shares of common stock held by a trust of which Mr. Weiss is the trustee. Mr. Weiss disclaims beneficial ownership to the shares owned by that trust. Mr. Weiss is also the co-personal representative of the estate of Milton M. Shiffman and may be deemed to beneficially own the shares in Mr. Shiffman's estate. Mr. Weiss disclaims beneficial ownership of such shares.

(7) Does not include 200 shares of common stock held by two trusts for the benefit of Mr. Bober's children, as to which beneficial ownership is disclaimed.

(8) Includes 10,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000. Does not include 1,000 shares of common stock held by a family member as to which beneficial ownership is disclaimed.

(9) Includes 5,000 shares of common stock which may be acquired pursuant to options exercisable within 60 days of April 17, 2000. Includes 54,300 shares of common stock held by the late Mr. Shiffman's wife.

(10) Does not include Mr. Jorissen, who is not currently one of our executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the fiscal year ended September 30, 1999, the law firm of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, acted as our general counsel and represented us in various matters. Arthur A. Weiss, one of our directors, is a shareholder of Jaffe, Raitt. We paid fees of approximately $492,000 to Jaffe, Raitt for the fiscal year ended September 30, 1999.

     During the fiscal year ended September 30, 1999, the accounting firm of Plante & Moran, LLP acted as consultants to us. On September 30, 1999, we engaged Plante & Moran as our independent accountants. Joseph G. Horonzy, our Executive Vice President, was employed by Plante & Moran until April 2000. We paid fees to Plante & Moran of approximately $385,000 for the fiscal year ended September 30, 1999.

     On April 28, 1999 we completed a private placement of our common stock. In the private placement, Gary A. Shiffman purchased 51,334 shares; Robert H. Orley purchased 10,000 shares; Four O Group, L.L.C. purchased 30,000 shares; Brian M. Hermelin purchased 12,000 shares; Kamar J. Fabri purchased 70,000 shares; Lamm Investments purchased 18,000 shares; and Milton M. Shiffman purchased 148,334 shares. Gary A. Shiffman is our Chairman of the Board and Secretary. Mr. Orley is one of our directors and the manager of Four O Group, L.L.C. Mr. Hermelin is one of our directors and the president of Gamm, Inc., which is the general partner of both Kamar J. Fabri and Lamm Investments. Milton M. Shiffman was Gary
A. Shiffman's father and his estate is a beneficial owner of more than 5% of our common stock. The private placement was for a total of 800,330 shares. All shares were purchased at $15 per share.

     Mr. Shiffman is a director and executive officer, Mr. Weiss is a director, and Mr. Jorissen is an executive officer of Sun. Sun through its operating subsidiary, Sun Communities Operating Limited Partnership, provides financial assistance to us under a $4 million term loan, a $10 million line of credit and a $50 million demand line of credit. See "Additional Information about
Bingham -- Business of Bingham -- Financing."

     In connection with the $4 million term loan from Sun in 1997, we issued warrants to Sun to purchase up to 400,000 shares of common stock at our initial public offering price of $10 per share. In exchange for offering us as a preferred financing source to potential home buyers in Sun's communities we granted Sun options to purchase 330,000 shares of our common stock. These options vest in eight equal annual amounts beginning in January 2001. In April 1999, like other dealers, Sun began to receive a 1% origination fee. Before April 1999, Sun received an annual fee based on average loan balances. For the year ended September 30, 1999, we paid Sun $217,000 for its services under this prior arrangement. We paid Sun a fee of $75,000 for the year ended September 30, 1999 as reimbursement for general and administrative expenses. We will no longer pay Sun a fee for these expenses.

     As part of our plan to conduct all of our manufactured home loan origination operations through Dynex Financial, in March 2000, Dynex Financial purchased $66.9 million of loans from MHFC, Inc., our subsidiary specializing in manufactured home lending, and we sold MHFC to Gwenuc, LLC, a limited liability company owned by Gary A. Shiffman, our Chairman. Gwenuc paid us $400,000 in cash and assumed $2.7 million of debt to us. The cash portion of the purchase price may be adjusted upward or downward pursuant to a fairness opinion as to the fair market value of MHFC to be rendered by a third party appraiser. Bingham now conducts all of its manufactured home loan origination activities through Dynex Financial.

                     ADDITIONAL INFORMATION ABOUT FRANKLIN

                              BUSINESS OF FRANKLIN

HISTORY OF FRANKLIN

     Franklin was incorporated in 1983. Its business strategy has been focused on low cost deposit gathering and niche lending activities designed to serve small to medium-sized businesses, the business owners and, to a lesser extent, individual customers found in Franklin's principal markets. While Franklin offers many standard lending and deposit products, it promotes its deposit products and services through a non-traditional delivery platform which emphasizes courier deposit pick-up services, lockbox remittance services and free ATMs, all of which do not require significant branch facilities.

     Franklin maintains its principal office and a business center in Southfield, Michigan and three full service regional branches located in Southfield, Birmingham and Grosse Pointe Woods, Michigan. At March 31, 2000, Franklin had three subsidiaries, Franklin Home Lending Group, Inc. (see discussion below), Franklin Finance Corporation (a REIT formed to provide an additional means to raise capital which counts toward Franklin's required levels of capital for regulatory purposes) and Ben Properties, Inc., (a company formed to hold Franklin's repossessed assets), all Michigan corporations.

LENDING ACTIVITIES

     In recent years, Franklin's lending activities have focused on originating commercial mortgage loans, other non-real estate commercial loans, residential construction loans and, to a lesser extent, consumer loans. Since 1998, Franklin has ceased making lease loans and has aggressively reduced the size of its lease portfolio.

     Commercial Real Estate Lending. Franklin has historically originated permanent loans secured by commercial real estate and, to a significantly lesser extent, land development loans. Essentially all commercial real estate loans originated by Franklin to date have been secured by real property located in Michigan.

     Franklin's commercial real estate loans generally are for terms of five to ten years with 25-year amortization periods, generally have loan-to-value ratios of up to 80% of the appraised value of the secured property, and are typically secured by full or partial personal guarantees of the borrowers. At March 31, 2000, approximately 39% of Franklin's commercial real estate loan portfolio had adjustable rates. Of these, 100% are tied to prime.

     At March 31, 2000, Franklin's largest commercial real estate loan was a $4.1 million loan secured by a multi-family project located in Haslett, Michigan Franklin had only five other commercial real estate loans in excess of $2.5 million at such date. At March 31, 2000, all of these loans were performing in accordance with their payment terms.

     Commercial real estate lending entails potential risks which are not inherent in other types of lending. These potential risks include the concentration of principal in a limited number of loans and borrowers, the effects of a decline in commercial real estate values on property collateralizing the loan, and the effects of a decline in general economic conditions on income producing properties. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project. If the cash flow from the project is reduced (for example, if leases are not obtained or renewed, or a bankruptcy court modifies a lease term, or a major tenant is unable to fulfill its lease obligations), the borrower's ability to repay the loan may be impaired.

     Commercial Lending. To a lesser extent, Franklin originates both secured and unsecured commercial loans to small and medium-sized businesses located in Southeast Michigan. The loans include term loans, lines of credit, documentary and standby letters of credit and a proprietary unsecured line of credit product. Loans originated on a secured basis generally have interest rates tied to the prevailing prime interest rate. Collateral consists of accounts receivable, inventory, specific equipment and other designated business assets. All such loans typically are wholly or partially personally guaranteed by the business owner or related parties.

     An unsecured small business line of credit is available to Franklin's qualified business checking account customers in amounts up to $150,000. These loans are structured at higher rates than are charged other types of business borrowers. Franklin guarantees each customer a 24-hour loan review process.

     Commercial loans involve significant risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

     Residential Construction Lending. Through its subsidiary, Franklin Home Lending Group, Inc., Franklin makes construction loans to builders and developers for the construction of one-to-four family residences in its lending market area. To a lesser extent, Franklin also makes construction loans on single-family residences to individuals who will ultimately be the owner-occupier of the house. Substantially all of Franklin's construction loans have been originated with adjustable rates of interest and have terms of eighteen months or less.

     Franklin's risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value upon completion of the project and the estimated cost (including interest) of the project. If the estimate of construction cost proves to be inaccurate, Franklin may be required to advance funds beyond the amount originally committed in order to permit completion of the project. If the estimate of value proves to be inaccurate, Franklin may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. When loan payments become due, borrowers may experience cash flow from the property which is not adequate to service total debt. In such cases, Franklin may be required to modify the terms of the loan.

     Consumer Lending. Franklin originates directly and through various dealers a limited number of consumer loans, which are offered at fixed and adjustable rates of interest. In late 1999, Franklin entered into an agreement with MichCon, a large Michigan utility company, from which Franklin expects to significantly increase its consumer home improvement loan portfolio.

     Consumer loans generally entail greater risk than do mortgage loans, since many consumer loans are typically unsecured or secured by rapidly depreciating assets such as automobiles and home improvement collateral. In such cases, any repossessed collateral for defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

LOANS TO ONE BORROWER

     Under federal law, the aggregate amount of loans that Franklin is permitted to make to any one borrower is generally limited to 15% of unimpaired capital and surplus, plus an additional 10% for consumer installment loans. At March 31, 2000, Franklin's loans to one borrower limit was approximately $8.3 million at the 15% level and $13.9 million including additional consumer installment loans. At March 31, 2000, Franklin had no loans to one borrower in excess of its lending limit.

NONPERFORMING ASSETS AND RISK ELEMENTS

     When, in the opinion of management, reasonable doubt exists as to the full and timely collection of interest or principal on Franklin's outstanding loans, Franklin will put such loans on nonaccrual status.

Generally loans are placed on nonaccrual status when either principal or interest is 90 days or more past due. Franklin generally places these loans on a nonaccrual status unless some payments on the loan are being made, management believes the loan will be brought current in the near term and such loans are well secured and in the process of collection. Interest on loans is generally accrued daily based on the principal balance outstanding. However, when a loan is placed on nonaccrual status, the accrual of interest income is discontinued and uncollected accrued interest is charged against current income.

ALLOWANCE FOR LOAN LOSSES

     Based on management's judgment of potential losses in the loan portfolio, Franklin establishes an allowance for loan losses at levels considered appropriate. The loan portfolio is reviewed at least quarterly for changes in performance, collateral value and overall quality. Franklin has engaged a third-party lending expert to perform quarterly loan reviews. Allocated allowances are established for unidentified potential losses. Regulatory agencies, as an integral part of their examination process, periodically review Franklin's allowance for loan losses. Such agencies may require Franklin to recognize additions to the allowance based upon their judgment of the information available to them at the time of their examination. Management's judgment in determining the level of the allowance for loan losses is influenced by several factors during the quarterly reviews. These factors include, but are not limited to, past loan performance and loss experience, current economic and market conditions, collateral location and market values and delinquency statistics and ratios. In addition, management considers the level of non-performing assets and classified assets, the level of lending activity and the overall size of the loan. Should actual circumstances and losses differ substantially from management's assumptions or estimates, such allowance for loan losses may not be sufficient to absorb all future losses, and net loans could be significantly and adversely affected.

     The following table summarizes the allocation of the allowance for loan losses by major categories at the dates indicated:

                                                                                    AT MARCH 31,
                                                    -----------------------------------------------------------------------------
                                                                    2000                                    1999
                                                    -------------------------------------   -------------------------------------
                                                              PERCENT OF                              PERCENT OF
                                                               ALLOCATED                               ALLOCATED
                                                              RESERVE TO     PERCENT OF               RESERVE TO     PERCENT OF
                                                                 TOTAL        ALLOCATED                  TOTAL        ALLOCATED
                                                                 LOANS       RESERVE TO                  LOANS       RESERVE TO
                                                    AMOUNT    OUTSTANDING   TOTAL RESERVE   AMOUNT    OUTSTANDING   TOTAL RESERVE
                                                    -------   -----------   -------------   -------   -----------   -------------
                                                                               (DOLLARS IN THOUSANDS)
Commercial Real Estate Loans......................  $   --       0.00%             0%       $   63       0.02%             2%
Commercial Non Real Estate Loans..................   3,239       1.11             84         2,717       0.97             73
Lease Loans.......................................     271       0.09              7           817       0.29             22
Residential Loans.................................      39       0.01              1            60       0.02              2
Consumer Loans....................................     109       0.04              3            91       0.03              2
Unallocated.......................................     187       0.06              5            --         --             --
                                                    ------                                  ------
        Total.....................................  $3,845       1.32%           100%       $3,746       1.33%           100%
                                                    ======                                  ======

                                                                                   AT DECEMBER 31,
                                                    -----------------------------------------------------------------------------
                                                                    1999                                    1998
                                                    -------------------------------------   -------------------------------------
                                                              PERCENT OF                              PERCENT OF
                                                               ALLOCATED                               ALLOCATED
                                                              RESERVE TO     PERCENT OF               RESERVE TO     PERCENT OF
                                                                 TOTAL        ALLOCATED                  TOTAL        ALLOCATED
                                                                 LOANS       RESERVE TO                  LOANS       RESERVE TO
                                                    AMOUNT    OUTSTANDING   TOTAL RESERVE   AMOUNT    OUTSTANDING   TOTAL RESERVE
                                                    -------   -----------   -------------   -------   -----------   -------------
                                                                               (DOLLARS IN THOUSANDS)
Commercial Real Estate Loans......................  $   29       0.01%             1%       $  129       0.04%             3%
Commercial Non Real Estate Loans..................   2,796       1.01             78         2,709       0.84             60
Lease Loans.......................................     576       0.21             16         1,619       0.50             36
Residential Loans.................................      69       0.02              2             2       0.00              0
Consumer Loans....................................     114       0.04              3            75       0.02              2
Unallocated.......................................      --         --             --            --         --             --
                                                    ------                                  ------
        Total.....................................  $3,584       1.30%           100%       $4,533       1.40%           100%
                                                    ======                                  ======

                                                           AT DECEMBER 31,
                       ---------------------------------------------------------------------------------------
                                       1997                                    1996                     1995
                       -------------------------------------   -------------------------------------   -------
                                 PERCENT OF                              PERCENT OF
                                  ALLOCATED                               ALLOCATED
                                 RESERVE TO     PERCENT OF               RESERVE TO     PERCENT OF
                                    TOTAL        ALLOCATED                  TOTAL        ALLOCATED
                                    LOANS       RESERVE TO                  LOANS       RESERVE TO
                       AMOUNT    OUTSTANDING   TOTAL RESERVE   AMOUNT    OUTSTANDING   TOTAL RESERVE   AMOUNT
                       -------   -----------   -------------   -------   -----------   -------------   -------
                                                       (DOLLARS IN THOUSANDS)
Commercial Real
  Estate Loans.......  $   48       0.01%             2%       $  180       0.05%             6%       $  454
Commercial Non Real
  Estate Loans.......   1,942       0.51             61         1,622       0.41             51           910
Lease Loans..........     742       0.20             23         1,177       0.30             37         1,308
Residential Loans....       3       0.00              0            50       0.01              2            78
Consumer Loans.......     446       0.12             14           171       0.04              5           180
Unallocated..........      --         --             --            --         --             --            --
                       ------                                  ------                                  ------
        Total........  $3,181       0.84%           100%       $3,200       0.81%           100%       $2,930
                       ======                                  ======                                  ======

                             AT DECEMBER 31,
                       ---------------------------
                                  1995
                       ---------------------------
                       PERCENT OF
                        ALLOCATED
                       RESERVE TO     PERCENT OF
                          TOTAL        ALLOCATED
                          LOANS       RESERVE TO
                       OUTSTANDING   TOTAL RESERVE
                       -----------   -------------
                         (DOLLARS IN THOUSANDS)
Commercial Real
  Estate Loans.......     0.13%            15%
Commercial Non Real
  Estate Loans.......     0.26             31
Lease Loans..........     0.37             45
Residential Loans....     0.02              3
Consumer Loans.......     0.05              6
Unallocated..........       --             --
        Total........     0.83%           100%

See "Franklin's Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to the allowance for loan losses, the loan portfolio composition, loan commitments, loan maturity schedule and nonperforming assets.

SOURCE OF FUNDS

     Deposits are Franklin's primary source of funds for use in lending and for other general business purposes. In addition to deposits, Franklin derives funds from loan repayments, advances from the FHLB of Indianapolis and other borrowings, and at times has derived funds from reverse repurchase agreements and loan and securities sales. Scheduled loan repayments are a relatively stable source of funds, while loan prepayments and interest-bearing deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Borrowings may be used to compensate for reductions in normal sources of funds, such as deposit inflows at less than projected levels or deposit outflows, or to support expanded activities. Historically, Franklin has borrowed primarily from the FHLB of Indianapolis and through institutional reverse repurchase agreements.

     Since 1992, Franklin has emphasized its no interest business checking and money market savings accounts in order to reduce its cost of funds and provide a more stable, long-term source of deposits than would be available from certificate of deposits. Its ability to attract and maintain deposits, and its cost of funds, have been, and will continue to be, significantly affected by general economic and business conditions.

INVESTMENT ACTIVITIES

     Franklin invests in various securities which are acquired in the capital markets. These investments may consist of mortgage, government, agency, municipal and corporate debt securities. See "Franklin's Management's Discussion and Analysis of Financial Condition and Results of Operations" relating to the securities maturity schedule.

COMPETITION

     Franklin competes aggressively for business through a systematic program of direct calling on both customers and referral sources such as attorneys, accountants and business people. This program is enhanced by Franklin's well-established network of existing relationships, which it has created over the years in the business community, and because of the years of banking experience and community involvement of its senior personnel. Franklin's programs and services are further enhanced by its distinctive marketing focus, including its radio advertising campaign, and by referrals from the growing base of existing business customers.

     Generally, Franklin believes that it should attempt to compete in areas in which it can truly develop niche products and services to avoid direct face-to-face competition with larger financial institutions. The larger banks tend to need very large homogeneous markets in order to support high levels of automation and systems development. This leaves smaller product markets and heterogeneous product lines under-served. The larger banks also tend to have rigid structures which adapt very slowly to changing market environments, which provides opportunities for smaller institutions that can react more quickly. Finally, competitive pressures and relaxation of anti-trust policies by the Justice Department and other regulatory agencies in the past decade, have caused a rapid increase in the merger and acquisition activity among the larger banks. This activity has frequently diverted the larger banks' attention away from their smaller customers in local markets resulting in big-bank customer dissatisfaction and creating marketing opportunities for many smaller institutions, such as Franklin.

REGULATION

  Overview

     Franklin is a federally chartered national banking association, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, Franklin is subject to broad federal regulation and oversight extending to all its operations by the OCC. Franklin is a member of the Federal Home Loan Bank ("FHLB") of Chicago and is subject to certain limited regulation by the Federal Deposit Insurance Corporation ("FDIC"). Franklin is a member of the Savings Association Insurance Fund ("SAIF") and its deposits are insured by the FDIC. As a result, the FDIC has certain regulatory authority over Franklin.

     Upon consummation of the merger, Franklin will be a federally-chartered savings bank and its deposit accounts will continue to be insured by the SAIF. As a federal savings bank, Franklin will be subject to the supervision, examination and regulation by the OTS (rather than the OCC) and to OTS regulations governing such matters as capital standards, mergers, establishment of branch offices, subsidiary investments and activities and general investment authority, and it will remain subject to the FDIC's authority to conduct special examinations. Franklin will be required to file reports with the OTS concerning its activities and financial condition and will be required to obtain regulatory approvals prior to entering into certain transactions, including mergers with, or acquisitions of, other depository institutions.

     Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

  Federal Regulation of Savings Associations

     The OTS has extensive authority over the operations of savings associations. As part of this authority, after the merger Franklin will be required to file periodic reports with the OTS and will be subject to periodic examinations by the OTS and the FDIC. When these examinations are conducted by the OTS and the FDIC, the examiners may require Franklin to provide for higher general or specific loan loss reserves. All savings associations are subject to a semi-annual assessment, based upon the savings association's total assets, to fund the operations of the OTS.

     The OTS also has extensive enforcement authority over all savings institutions, which will include Franklin. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

     In addition, the investment, lending and branching authority of federal savings banks are prescribed by federal laws and Franklin will be prohibited from engaging in any activities not permitted by such laws. For instance, no savings institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal savings associations are also generally authorized to branch nationwide. Following the merger, Franklin will be able to branch throughout the State of Michigan, and its interstate branching authority will be unrestricted.

     As a federal savings bank, Franklin's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At March 31, 2000, Franklin's lending limit under this restriction was $8.3 million.

     The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, asset quality, earnings standards, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an approved plan will subject the institution to further enforcement action. No assurance can be given as to whether or in what form the proposed regulations will be adopted. As a national bank, Franklin is currently subject to substantially similar guidelines adopted by the OCC.

  Insurance of Accounts and Regulation by the FDIC

     Franklin is currently a member of the SAIF, which is administered by the FDIC. Following consummation of the merger, Franklin will continue to be a member of the SAIF. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings associations, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well-capitalized (i.e., those with a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., those with core or Tier 1 risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

  Regulatory Capital Requirements

     National Banks. As a national bank, Franklin is subject to the OCC capital regulations. The OCC's regulations establish two capital standards for national banks: a leverage requirement and a risk-based capital requirement. In addition, the OCC may, on a case-by-case basis, establish individual minimum capital requirements for a national bank that vary from the requirements which would otherwise apply under OCC regulations. A national bank that fails to satisfy the capital requirements established under the OCC's regulations will be subject to such administrative action or sanctions as the OCC deems appropriate.

     The leverage ratio adopted by the OCC requires a minimum ratio of "Tier 1 capital" to adjusted total assets of 3% for national banks rated composite 1 under the CAMEL rating system for banks. National banks not rated composite 1 under the CAMEL rating system for banks are required to maintain a minimum ratio of Tier 1 capital to adjusted total assets of 4% to 5%, depending upon the level and nature of risks of their operations. For purposes of the OCC's leverage requirement, Tier 1 capital generally consists of the same components as core capital under the OTS's capital regulations, except that no intangibles except certain purchased mortgage servicing rights ("PMSRs") and purchased credit card relationships ("PCCRs") may be included in capital.

     The risk-based capital requirements established by the OCC's regulations require national banks to maintain "total capital" equal to at least 8% of total risk-weighted assets. For purposes of the risk-based capital requirement, "total capital" means Tier 1 capital (as described above) plus "Tier 2 capital" (as described below), provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital under the OCC's regulations generally correspond to the components of supplementary capital under OTS regulations. Total risk-weighted assets generally are determined under the OCC's regulations in the same manner as under the OTS's regulations. The OCC is also authorized to require higher levels of capital for an institution in light of its interest rate risk.

     Federal Savings Associations. Following the merger, Franklin will be a federal savings bank subject to the regulatory capital requirements of the OTS. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights PMSRs, must be deducted from tangible capital for calculating compliance with the requirement. At March 31, 2000, Franklin had intangible assets (goodwill) of $37,000.

     The OTS regulations establish special capitalization requirements for savings associations that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital. Franklin had no such subsidiaries at March 31, 2000.

     At March 31, 2000, Franklin had tangible regulatory capital of $55.6 million, or 11.3% of adjusted total assets, which is approximately $48.2 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

     The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of PCCRs. As a result of the prompt corrective action provisions discussed below, however, a savings association must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At March 31, 2000, Franklin had no intangibles which were subject to these tests.

     At March 31, 2000, Franklin had core capital equal to $48.7 million, or 9.9% of adjusted total assets, which is $34.1 million above the minimum leverage ratio requirement of 3% as in effect on that date.

     The OTS risk-based requirement requires savings associations to have total capital of at least 8% of risk-weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a savings association to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At March 31, 2000, Franklin had no capital instruments that qualify as supplementary capital and $3.8 million of general loss reserves, which was less than 1.25% of risk-weighted assets.

     In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

     The OTS has adopted a final rule that requires every savings association with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a savings association, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule provides for a two quarter lag between calculating interest rate risk and recognizing any deduction from capital. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination.

     On March 31, 2000, Franklin had total regulatory capital of $55.6 million and risk-weighted assets of $379.1 million; or total capital of 14.7% of risk-weighted assets. This amount was $25.3 million above the 8% requirement in effect on that date.

     Prompt Corrective Action. The OCC is authorized and, under certain circumstances required, to take certain actions against national banks that fail to meet their capital requirements. The OCC is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such national bank must submit a capital restoration plan and, until such plan is approved by the OCC, may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OCC is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

     Any national bank that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the bank. Any national bank that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory restrictions on its activities in addition to those applicable to significantly undercapitalized associations. In addition, the OCC must appoint a receiver (or conservator with the concurrence of the FDIC) for a national bank, with certain limited exceptions, within 90 days after it becomes critically undercapitalized. Any undercapitalized association is also subject to the general enforcement authority of the OCC, including the appointment of a conservator or a receiver.

     The OCC is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

     Following completion of the merger, the OTS and the FDIC will have the authority to enforce such requirements against the Franklin.

  Limitations on Dividends and Other Capital Distributions

     As a national bank, Franklin's ability to pay dividends is governed by the National Bank Act and OCC regulations. Under such statute and regulations, all dividends by a national bank must be paid out of current or retained net profits, after deducting reserves for losses and bad debts. The National Bank Act further restricts the payment of dividends out of net profits by prohibiting a national bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock or, if the surplus fund does not equal the amount of capital stock, until one-tenth of the national bank's net profits for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding two half-year periods in the case of annual dividends, are transferred to the surplus fund. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared by a national bank in any calendar year would exceed the total of its net profits for the year combined with its net profits for the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

     The OCC has the authority to prohibit the payment of dividends by a national bank when it determines such payment to be an unsafe and unsound banking practice. In addition, Franklin would be prohibited by federal statute and the OCC's prompt corrective action regulations from making any capital distribution if, after giving effect to the distribution, the it would be classified as "undercapitalized" under the OCC's regulations. See "-- Regulatory Capital Requirements -- Prompt Corrective Action."

     Following consummation of the merger, Franklin, as a federal savings bank, will be subject to virtually identical rules established by the OTS.

  Liquidity

     National banks are not subject to any specific liquidity regulations. However, all savings associations are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the minimum liquid asset ratio is 5%. At March 31, 2000, Franklin's liquid asset ratio was 43.2%. At March 31, 2000, Franklin's liquid asset ratio under OTS regulations was 32.1%.

  Qualified Thrift Lender Test

     As a national bank, Franklin is not subject to the qualified thrift lender ("QTL") test described below.

     Following the merger, Franklin, like all savings associations, will be required to meet the QTL test to avoid certain restrictions on its operations. This test requires a savings association to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a continuous basis. Such assets primarily consist of residential housing related loans and investments. The OTS will allow Franklin up to two years from the consummation of the merger to meet the test.

     Any savings association that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the Bank Insurance Fund. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a savings association and a national bank, and it is limited to national bank branching rights in its home state. Further, if such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank.

  Community Reinvestment Act

     Under the Community Reinvestment Act ("CRA"), every FDIC-insured institution, including federal savings banks and national banks, has a continuing and affirmative obligation, consistent with safe and sound banking practices, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with the examination of Franklin, to assess its record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by Franklin. An unsatisfactory rating may be used as the basis for the denial of an application by the OCC.

     Due to the heightened attention being given to the CRA in the past few years, Franklin may be required to devote additional funds for investment and lending in its local community. Franklin was examined for CRA compliance in 1999 and received a rating of satisfactory. Following completion of the merger, Franklin's compliance with the CRA will be enforced by the OTS.

  Transactions with Affiliates and Insiders

     Generally, transactions between a depository institution or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Following the merger, affiliates of Franklin will include any company which is under common control with the Franklin. In addition, as savings association, Franklin may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Subsidiaries of Franklin are not deemed affiliates. However, the OTS has the discretion to treat subsidiaries of savings associations as affiliates on a case by case basis.

     As a national bank, certain transactions between Franklin and its directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OCC. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests, unless the loans are made pursuant to an employee benefit program. Among other things, such loans must be made on terms substantially the same as loans to unaffiliated individuals. Following completion of the merger, Franklin will be subject to virtually identical rules on transactions with affiliates and loans to insiders administered by the OTS.

  Federal Reserve System

     As a national bank, Franklin is required to become a member of the Federal Reserve System and subscribe for stock in the FRB of Indianapolis in an amount equal to 6% of its paid in capital and surplus (payment for one-half is initially required with the remainder subject to call by the FRB of Indianapolis). As a federal savings bank, Franklin is not required to be a member of the Federal Reserve System.

     The FRB, however, requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At March 31, 2000, Franklin was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy liquidity requirements that may be imposed by the OTS. See
"-- Liquidity."

     Savings associations are authorized to borrow from the Federal Reserve Bank "discount window," but FRB regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

  Holding Company Regulation

     Bingham applied to the OTS to become a unitary savings and loan holding company before May 4, 1999. As such, the OTS may determine that Bingham qualifies as a grandfathered unitary savings and loan holding company under the recently enacted Gramm-Leach-Bliley Act. As a grandfathered unitary savings and loan holding company, Bingham generally is not subject to any activity restrictions. However, if the OTS determines that Bingham does not qualify as a grandfathered unitary savings and loan holding company due to the merger or it acquires control of another savings association as a separate subsidiary, its activities would be limited to those permissible for a financial holding company under the Bank Holding Company Act of 1956, as amended (i.e., generally, banking, securities, insurance and merchant banking activities).

     In either event, as a savings and loan holding company, Bingham will be required to register and file reports with the OTS and will be subject to the regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bingham and its non-savings association subsidiaries which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

  Federal Home Loan Bank System

     Franklin is currently a member of the FHLB of Chicago, which is one of 12 regional FHLBs that administer the home financing credit function of savings associations. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

     As a member, Franklin is required to purchase and maintain stock in the FHLB of Indianapolis. At March 31, 2000, Franklin had $5.9 million in FHLB stock, which was in compliance with this requirement. In past years, Franklin has received substantial dividends on its FHLB stock. Over the past five calendar years such dividends have averaged 7.95% and were 8.0% for calendar year 1999. Franklin will remain a member of the FHLB of Chicago following completion of the merger.

EMPLOYEES

     At December 31, 1999, Franklin had a total of 242 full-time equivalent employees, none of whom were employed pursuant to collective bargaining agreements. Franklin considers its relations with its employees to be satisfactory.

PROPERTIES

     Franklin lease space for its executive offices located at 24725 West Twelve Mile Road, Southfield, Michigan 48034. The term of the lease expires on January 11, 2003. Rental adjustments began to accrue January 11, 1994, and will continue each year until the lease expires. Franklin has the option to extend the lease for one additional period of five years.

     Franklin also leases its Southfield branch office located at 26336 West Twelve Mile Road, Southfield, Michigan 48034.

     Franklin owns its approximately 2,200 square-foot Grosse Pointe Woods branch office located at 20247 Mack Avenue. This property had a net book value of $356,669 at December 31, 1999.

     Franklin leases its Birmingham branch office located at 479 South Woodward Avenue. The building's lease expires May 1, 2007, but carries an option to renew the lease for an additional 20-year term.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings, other than ordinary routine litigation incidental to businesses of Franklin and its subsidiaries, or proceedings known by Franklin to be contemplated by governmental authorities, to which Franklin or its subsidiaries is a party or to which any of their property is subject.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Based upon information available to Franklin, the following table shows, as of March 20, 2000, the shareholdings of:

     - each person known to Franklin to be the beneficial owner of more than 5% of Franklin's common stock;

     - each of Franklin's directors;

     - each executive officer named in the Summary Compensation Table in Franklin's proxy statement dated April 14, 2000; and

     - all of Franklin's executive officers and directors as a group.

                                                         AMOUNT AND NATURE OF          PERCENT OF
NAME OF BENEFICIAL OWNER                                BENEFICIAL OWNERSHIP(1)   OUTSTANDING SHARES(2)
------------------------                                -----------------------   ---------------------
David F. Simon........................................          103,565(3)                 2.9%
Rebecca J. David......................................           33,376                *
David L. Shelp........................................           32,348                *
Edward J. Shehab......................................           14,165                *
Dean A. Friedman......................................           48,552                    1.4%
Edgar M. Fenton.......................................           58,684                    1.7%
William E. Murcko.....................................           16,564                *
Herbert N. Glass......................................           30,883(4)             *
George M. Nyman.......................................           50,080(5)                 1.4%
Kevin P. Scott........................................                0                *
Elizabeth E. Ziph.....................................           13,929                *
Thomas J. Pesha.......................................           10,386                *
Marjorie K. Duncanson.................................           13,051                *
Lawrence W. Voelpel...................................           22,189                *
Douglas W. Mires......................................           13,000                *
Heartland Advisors, Inc.(6)...........................          286,542                    8.2%
Financial Institution Partners, II L.P.(7)............          255,900                    7.3%
Dimensional Fund Advisors Inc.(8).....................          186,440                    5.3%
All current executive officers and directors as a
  group (15 persons)(9)...............................          460,772                   10.9%

---------------

 *  Less than 1.0% of the outstanding shares.

(1) Includes the following shares which may be acquired pursuant to stock options exercisable within 60 days of March 20, 2000: Mr. Simon -- 72,477 shares; Ms. David 27,272 shares; Mr. Shelp -- 28,795 shares; Mr.
    Shehab -- 12,177 shares; Ms. Ziph -- 13,465 shares; Mr. Pesha -- 8,687 shares; Ms. Duncanson -- 11,418 shares; Mr. Voelpel -- 17,978 shares; Mr. Friedman -- 14,328 shares; Mr. Fenton -- 15,012 shares; Mr. Murcko -- 15,068 shares; Mr. Glass -- 14,986 shares; Mr. Nyman -- 15,011 shares. This information also includes common shares which have been allocated to any principal stockholders who are participants in Franklin's ESOP Plan.

(2) Calculated based on the number of shares outstanding at March 20, 2000 plus, for each person, the number of shares which such person has the right to acquire within 60 days of March 20, 2000 pursuant to options.

(3) Includes 7,499 shares held by a group in which Mr. Simon exercises voting control.

(4) Includes 2,046 shares owned by The Glass Freedman Company, of which Mr. Glass owns 50% of the voting stock, and 5,460 shares owned by The Glass Freedman 401(k) Plan, of which Mr. Glass is the co-trustee.

(5) Includes 10,643 shares owned by the Devon Park Property Management Co. 401(k) Plan, of which Mr. Nyman is the trustee.

(6) The principal business address of Heartland Advisors, Inc. is 789 N. Water Street, Milwaukee, WI 53202.

(7) The principal business address of Financial Institution Partners II, L.P. is 1024 Jefferson Place, N.W., Washington, D.C. 20036.

(8) The principal business address of Dimensional Fund Advisors, Inc. is located in Santa Monica, CA 90401.

(9) Excludes Mr. Joseph A. Pick, who, serves solely as an advisory director. At March 20, 2000, Mr. Pick owned 56,695 shares of Franklin common stock and held options currently exercisable to acquire 14,957 shares of Franklin common stock.

               BINGHAM'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Bingham began operations in January 1997, for the primary purpose of originating loans on manufactured home contracts located within the communities owned by Sun. Bingham was formed by Sun in response to the growing need to provide timely and competitive financing to residents in manufactured home communities. Bingham has expanded its manufactured home lending activities through the use of "dealer networks" to communities not owned and operated by Sun to the extent that now the majority of manufactured home lending is done outside the Sun owned and operated communities. Bingham provides financing for new and previously owned manufactured homes to borrowers whose credit needs may or may not be met by traditional financial institutions due to credit expectations or other factors. Bingham through one of its subsidiaries also provides warranty, credit life and disability insurance on the contracts it finances.

     Through acquisitions Bingham's business has expanded to include commercial lending and mortgage servicing for income producing properties. Bingham expects to extend its business to include other types of installment loans, expand its mortgage servicing operations and engage in other related businesses through the initiation of new businesses or through the acquisition of existing ones.

RESULTS OF OPERATIONS

     In February 2000, Bingham's board of directors approved the change in its fiscal year end from September 30 to December 31. As a result, Bingham's results of operations for the three month period ended December 31, 1999 are presented as a transitional period and for comparative purposes.

 Three months ended March 31, 2000 compared to three months ended March 31, 1999.

     Bingham reported a net loss of $2.9 million for the quarter ended March 31, 1999 compared to net income of $480,000 for the quarter ended March 31, 1998. The loss for the current quarter was due primarily to the significant increase in personnel and general and administrative costs associated with the acquisition of Dynex Financial in December 1999. For the current quarter Bingham also incurred approximately $796,000 in nonrecurring costs related to the shutdown and sale of MHFC, its previous manufactured home loan origination subsidiary. Also, during the quarter ended March 31, 2000 Bingham did not sell any portion of its manufactured home loan portfolios. In the comparable period ended March 31, 1999 Bingham recognized a gain on sale of loans of $1.4 million. The gain included a recovery of $1.2 million related to the valuation of the loan portfolio and related hedge positions.

     Interest income on loans increased to $4.1 million for the period ended March 31, 2000, or approximately 57.7% over interest income of $2.6 million in the comparable period in 1999. The increase is primarily due to an increase in the average outstanding loan receivable balance of $163.9 million for the three months ended March 31, 2000 versus $122.8 million for the three months ended March 31, 1999, an increase of 33.5%. The increase in interest income was also the result of an increase in the average yield on the loan receivable portfolio of 10.1% for the period in 2000 versus 8.5% in 1999. This was due to a larger percentage of the loan portfolio consisting of higher yielding manufactured home loans versus lower yielding commercial mortgage loans.

     Interest expense for the three months ended March 31, 2000 was $3.5 million compared to $1.8 million for the comparable period ended March 31, 1999, an increase of 94%. The increase in interest expense is primarily a result of the increase in the average outstanding balance of debt used to finance the loan receivables and fund operations. Average outstanding debt increased to $159.2 million for the period ended March 31, 2000 versus $117.9 million in the comparable period in 1999, an increase of 35%. The average borrowing rate also increased to 8.9% for the quarter ended March 31, 2000 compared to 6.3% for the quarter ended March 31, 1999.

     The following table sets forth the extent to which Bingham's net interest income has been affected by changes in average interest rates and average balances of interest earning assets and interest bearing liabilities.

                                                        THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                                  --------------------------------------------------------------------------------------
                                    AVERAGE BALANCE     AVERAGE RATE       INTEREST                    VARIANCE DUE TO:
                                  -------------------   -------------   ---------------    INCREASE    -----------------
                                    2000       1999     2000    1999     2000     1999    (DECREASE)   VOLUME     RATE
                                  --------   --------   -----   -----   ------   ------   ----------   -------   -------
                                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.........................  $163,955   $122,872   10.05%   8.52%  $4,118   $2,617     $1,501      $875     $  626
  Cash and equivalents..........     5,759      4,367    3.56    3.32       73       36         37        12         25
                                  --------   --------                   ------   ------     ------      ----     ------
                                   169,714    127,239    9.88    8.34    4,191    2,653      1,538       887        651
                                  --------   --------                   ------   ------     ------      ----     ------
Interest-bearing liabilities:
  Term loan.....................     4,000      4,000   11.68   11.68      117      117         --        --         --
  Revolving line of credit......    42,500     21,014    8.32    6.54      920      344        576       351        225
  Loans sold under repurchase...   122,691     92,878    8.48    5.95    2,501    1,381      1,120       295        825
                                  --------   --------                   ------   ------     ------      ----     ------
                                   159,191    117,892    8.89    6.25    3,538    1,842      1,696       646      1,050
                                  --------   --------                   ------   ------     ------      ----     ------
Interest rate spread............        --         --    0.99    2.09       --       --         --        --         --
Excess average earning assets...    10,523      9,347    9.88    8.34       --       --         --        --         --
                                  ========   ========
Net interest margin.............        --         --    1.54    2.55   $  653   $  811     $ (158)     $241     $ (399)
                                                                        ======   ======     ======      ====     ======

     Mortgage origination fees earned on commercial mortgage loans originated and placed with outside investors increased 49.2% to $191,000 for the three months ended March 31, 2000 versus $128,000 for the comparable three month period in 1999. This is a result of an increase in the amount of commercial loans originated and placed with outside investors to $21.1 million for the current quarter ended from $12.1 million for the same period in 1999.

     Servicing fees collected for the period ended March 31, 2000 increased to $1.9 million from $73,000 in the same period in 1999. This was primarily the result of an increase in the average principal balance of manufactured home loans serviced for others of approximately $1.1 billion and an increase in the average principal of commercial mortgage loans serviced for outside investors of approximately $450 million. The increases were primarily the result of the acquisitions of Dynex Financial in December 1999, which had a servicing portfolio balance of $980 million and Hartger & Willard, an originator and servicer of commercial mortgage loans, in June 1999 which had a servicing portfolio of $440 million. Bingham also sold approximately $100 million of its manufactured home loan portfolio in December 1999 and retained the servicing rights.

     Gain on sale of loans represents the difference between the proceeds from the sale of loans and the allocated carrying cost of the loans sold. The gain is also net of required reserves for the potential loss due to repossession and ultimate charge-off of loans sold with recourse that are required to be repurchased. There were no significant sales of loans held in either Bingham's manufactured home loan or commercial mortgage loan portfolios in the quarter ended March 31, 2000. In the three month period ended March 31, 1999 Bingham sold approximately $5.4 million of its manufactured home loan portfolio, recognizing gain on sale of loans of $274,000.

     Provision for credit losses is recorded in amounts sufficient to maintain an allowance at a level considered adequate to cover losses from liquidating manufactured home loans and loans sold with recourse. Provision for credit losses increased to $1.2 million for the period ended March 31, 2000 compared to $63,000 for the same period in 1999. The large increase is primarily related to a 208% increase in average outstanding principal balance of manufactured home loans, which was $87.9 million for the period ended March 31, 2000 as compared to $28.6 million for the period ended March 31, 1999. The provision increase is also affected by the increase in non-performing manufactured home loans, which were 1.46% of the manufactured home loan outstanding principal balance at March 31, 2000 versus .32% of the outstanding principal balance for the comparable period in 1999.

     General and administrative and other operating expenses totaled approximately $6.2 million for the current quarter. This was an increase of $4.6 million over general and administrative expenses in the comparable quarter in 1999 of $1.6 million. The largest portion of the increase is directly attributable to personnel costs related to the acquisition of Dynex Financial. The acquisition increased the number of full time employees to 214 and personnel costs of $3.8 million for the current quarter as compared to 52 full time employees and $971,000 for the quarter ended March 31,1999, an increase in personnel costs of 291%. The acquisition also increased the number of leased locations for the origination and servicing of manufactured home loans to six at March 31, 2000 as compared to one at March 31, 1999.

     As part of Bingham's plan to conduct all of its manufactured home loan origination operations through Dynex Financial, in March 2000 Dynex Financial purchased $66.9 million of loans from MHFC and Bingham sold MHFC to Gwenuc, LLC, a limited liability company owned by Gary A. Shiffman, Chairman of Bingham. Gwenuc paid Bingham $400,000 in cash and assumed $2.7 million of debt to Bingham. The cash portion of the purchase price may be adjusted upward or downward pursuant to a fairness opinion as to the fair market value of MHFC to be rendered by a third party appraiser. Bingham now conducts all of its manufactured home loan origination activities through Dynex Financial.

     As a result of the consolidation of Bingham's manufactured home loan operations, for the quarter ended March 31, 2000 Bingham incurred approximately $396,000 in non-recurring costs to shut down the operations of MHFC. These costs include approximately $322,000 in salaries and severance pay to terminated employees and $74,000 of general and administrative costs. Bingham also recognized a $400,000 loss on the ultimate disposition of MHFC's net assets.

  Three months ended December 31, 1999 compared to three months ended December 31, 1998.

     Bingham reported a net loss of $185,000 for the quarter ended December 31, 1999 compared to net income of $764,000 in the quarter ended December 31, 1998. The decrease in net income is due primarily to the cumulative effect of a change in accounting principle of $853,000 and an increase in general and administrative expenses of approximately $1.8 million. The change in accounting principle relates to start up costs that were previously capitalized and amortized over five years but are now required to be expensed as incurred. The change is retroactive and Bingham was required to expense currently all previously capitalized start up costs. The significant increase in general and administrative expenses is the result of the continued growth in the size of Bingham, including the acquisition of Dynex Financial.

     Interest income on loans increased to $4.0 million for the period, or approximately 92% over interest income of $2.1 million in the comparable period in 1998. The large increase is primarily due to an increase in the average outstanding loan receivable balance of $153.8 million for the three months ended December 31,1999 versus $97.6 million for the three months ended December 31, 1998, an increase of 57.6%. The increase in interest income was also the result of an increase in the average yield on the loan receivable portfolio of 10.6% for the period in 1999 versus 8.7% in 1998. This was due to a larger percentage of the loan portfolio being made up of higher yielding manufactured home loans versus commercial mortgage loans.

     Interest expense for the three months ended December 31, 1999 was $2.8 million as compared to $1.7 million for the comparable period ended December 31, 1998, an increase of 65%. The increase in interest expense is driven by the increase in the average outstanding balance of debt used to finance the loan receivables and fund operations. Average outstanding debt increased to $137.9 million, or 47.2% for the period in 1999 versus $93.0 million in the comparable period in 1998. Adding to the increase in interest expense was an increase in the cost of borrowings to 8.3% for the quarter ended December 31, 1999 compared to 7.3% in the same period in 1998.

     The following table sets forth the extent to which Bingham's net interest income has been affected by changes in average interest rates and average balances of interest earning assets and interest bearing liabilities.

                                                            THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998
                                     -------------------------------------------------------------------------------------------
                                       AVERAGE BALANCE       AVERAGE RATE         INTEREST                      VARIANCE DUE TO:
                                     -------------------    --------------    ----------------     INCREASE     ----------------
                                       1999       1998      1999     1998      1999      1998     (DECREASE)    VOLUME     RATE
                                     --------    -------    -----    -----    ------    ------    ----------    -------    -----
                                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans..........................    $153,758    $97,550    10.59%    8.68%   $4,069    $2,118      $1,951      $1,485      466
  Cash and equivalents...........       3,923      4,331     2.44     3.42        24        37         (13)         (2)     (11)
                                     --------    -------                      ------    ------      ------      ------      ---
                                      157,681    101,881    10.38     8.46     4,093     2,155       1,938       1,483      455
                                     --------    -------                      ------    ------      ------      ------      ---
Interest-bearing liabilities:
  Term loan......................       4,000      4,000    11.68    11.68       117       117          --          --       --
  Revolving line of credit.......      41,881     20,262     7.88     8.13       825       412         413         426      (13)
  Loans sold under repurchase....      91,066     68,797     8.30     6.81     1,890     1,170         720         464      256
                                     --------    -------                      ------    ------      ------      ------      ---
                                      136,947     93,059     8.27     7.30     2,832     1,699       1,133         889      244
                                     --------    -------                      ------    ------      ------      ------      ---
Interest rate spread.............          --         --     2.11     1.16        --        --          --          --       --
Excess average earning assets....      20,734      8,822    10.38     8.46        --        --          --          --       --
                                     ========    =======
Net interest margin..............          --         --     3.20     1.79    $1,261    $  456      $  805      $  593      212
                                                                              ======    ======      ======      ======      ===

     Mortgage origination fees are related to commercial mortgage loans originated and placed with outside investors. Placement fees increased 173% to $762,000 on placed commercial mortgage loans of $105.9 million for three months ended December 31, 1999 compared to $279,000 in fees on placed commercial mortgage loans of $24.5 million in the comparable period in 1998.

     Gain on sale of loans represents the difference between the proceeds from sale and the allocated carrying cost of the loans sold. The gain is also net of required reserves for the potential loss due to repossession and ultimate charge-off of loans sold with recourse that are required to be repurchased. For the quarter ended December 31, 1999 Bingham sold approximately $100 million of its manufactured home loan receivables resulting in a net gain of $1.6 million as compared to sales of $5 million of manufactured home loan receivables resulting in gains of $289,000 for the comparable period in 1998. The quarter ended December 31, 1998 also included a recovery of $1.25 million related to the valuation of the loan portfolio and related hedge positions.

     Provision for credit losses is recorded in amounts sufficient to maintain an allowance at a level considered adequate to cover losses from liquidating manufactured home loans and loans sold with recourse. Provision for credit losses increased approximately 273% to $362,000 for the three months ended December 31, 1999 compared to $97,000 for the same period in 1998. The large increase is primarily related to a 274% increase in average outstanding principal balance of manufactured home loans which was $95.7 million for the three month period ended December 31, 1999 as compared to $25.6 million for the three month period ended December 31, 1998. The provision increase is also affected by the increase in non-performing manufactured home loans which were 2.95% of the manufactured home loan outstanding principal balance at December 31, 1999 versus .25% of the outstanding principal balance at December 31, 1998.

     General and administrative and other operating expenses totaled approximately $3.3 million for the quarter ended December 31, 1999. This was an increase of $2.1 million or 175% over general and administrative expenses in the comparable quarter in 1998 of $1.2 million. The largest part of the increase is directly related to personnel costs. Bingham increased its number of existing full time employees to 95 and also added approximately 200 full time employees with its acquisition of Dynex Financial in mid-December 1999 resulting in personnel costs of $2.2 million for the quarter or an increase of 277%. This is compared to 40 full time employees with personnel costs of $583,000 for the quarter ended December 31, 1998. These increases reflect the costs of Bingham's expanding its manufactured home lending operations to communities outside those owned and operated by Sun and the expansion of its commercial mortgage lending business through the acquisition of Hartger & Willard in the fourth quarter of 1999. The increase in personnel resulted in an increase in occupancy and office expenses to $470,000 for the period ended December 31, 1999 or 123% increase over the comparable period in 1998 of $211,000.

  Fiscal year 1999 compared to fiscal year 1998.

     For the year ended September 30, 1999, Bingham had income before federal income tax of $1.2 million on gross revenues of $16.3 million and expenses of $15.1 million compared to a loss before federal income tax benefit of $793,000 for the year ended September 30, 1998 on gross revenues of $6.1 million and expenses of $6.9 million. The large increase in gross revenues was primarily related to the significant increase in interest income and the gain on sale of loans. The large increase in gross expenses relates to increased interest expense and a large increase in personnel costs.

     Interest income on loans increased to $9.5 million for the year ended September 30, 1999, or approximately 188% over interest income of $3.3 million in 1998. The large increase was primarily due to an increase in the average outstanding loan receivable balance of $111.7 million in 1999 versus $51.5 million in 1998, an increase of 116.9%. The increase in interest income as a result of the higher average outstanding receivable balance was slightly offset by a decrease in the average yield on the loan receivable portfolio of 8.48% in 1999 versus 8.60% in 1998.

     Interest expense for the year ended September 30, 1999 was $6.9 million as compared to $1.9 million for the comparable period ended September 30, 1998, an increase of 263%. The increase in interest expense for the year was also driven by the increase in the average outstanding balance of debt used to finance the loan receivables and fund operations. Average outstanding debt increased to $100.6 million in 1999 versus $46.1 million 1998, an increase of 118.2%. Offsetting some of the increase in average outstanding debt was a decrease in the cost of borrowings to 6.81% in 1999 compared to 7.52% in 1998.

     The following table shows the extent to which Bingham's net interest income has been affected by changes in average interest rates and average balances of interest-earning assets and interest-bearing liabilities:

                                                              YEARS ENDED SEPTEMBER 30, 1999 AND 1998
                                    --------------------------------------------------------------------------------------------
                                      AVERAGE BALANCE       AVERAGE RATE         INTEREST                      VARIANCE DUE TO:
                                    -------------------    --------------    ----------------     INCREASE     -----------------
                                      1999       1998      1999     1998      1999      1998     (DECREASE)    VOLUME      RATE
                                    --------    -------    -----    -----    ------    ------    ----------    -------    ------
                                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans.........................    $111,715    $51,480     8.48%    8.60%   $9,477    $3,296      $6,181      $6,315     $(134)
  Cash and equivalents..........       4,283      3,839     2.33     3.75       100        84          16          77       (61)
                                    --------    -------                      ------    ------      ------      ------     -----
                                     115,998     55,319     8.80     8.26     9,577     3,380       6,197       6,392      (195)
                                    --------    -------                      ------    ------      ------      ------     -----
Interest-bearing liabilities
  Term loan.....................       4,000      4,000    11.68    11.75       467       392          75          --        75
  Revolving line of credit......      20,879      9,540     7.62     7.00     1,591       668         923         794       129
  Loans sold under repurchase...      75,784     32,549     6.33     7.15     4,797       873       3,924       4,545      (621)
                                    --------    -------                      ------    ------      ------      ------     -----
                                     100,663     46,089     6.81     7.52     6,855     1,933       4,922       5,339      (417)
                                    --------    -------                      ------    ------      ------      ------     -----
Interest rate spread............          --         --     1.99      .74        --        --          --          --        --
Excess average earning assets...      15,335      9,230     8.80     8.26        --        --          --          --        --
                                    ========    =======
Net interest margin.............          --         --     2.35     2.00    $2,722    $1,447      $1,275      $1,053     $ 222
                                                                             ======    ======      ======      ======     =====

     Mortgage origination fees are related to commercial mortgage loans originated and placed with outside investors. Placement fees increased 32% to $1.6 million on placed commercial mortgage loans of $155 million for the period ended September 30, 1999 compared to $1.2 million in fees on placed commercial mortgage loans of $140 million in 1998. Origination of commercial mortgage loans and related placement fees for 1998 cover the period from March 1, 1998, the date of the acquisition of Bloomfield Acceptance and Bloomfield Servicing, through September 30, 1998.

     Gain on sale of loans represents the difference between the proceeds from sale and the allocated carrying cost of the loans sold. The gain is also net of required reserves for the potential loss due to repossession and ultimate charge-off of loans sold with recourse that are required to be repurchased. As of September 30, 1999 and September 30, 1998, the total amount of loans sold with recourse was approximately $27.6 million and $11.3 million, respectively.

     In the year ended September 30, 1999, Bingham sold approximately $20.4 million of manufactured home loans and securitized and sold approximately $80.3 million of commercial mortgage loans resulting in gains of $4.4 million as compared to sales of $11.6 million of manufactured home loans resulting in gains of $.7 million for the comparable period in 1998. For the year ended September 30, 1999, the gain on sale of loans also included a recovery of $2.4 million related to the valuation of the loan portfolio and related hedge positions.

     Provision for credit losses is recorded in amounts sufficient to maintain an allowance at a level considered adequate to cover losses from liquidating manufactured home loans and loans sold with recourse. Provision for credit losses increased approximately 344% to $653,000 for the year ended September 30, 1999, compared to $147,000 for the same period in 1998. The large increase was primarily related to a 184% increase in outstanding principal balance of manufactured home loans, which was $64.5 million at September 30, 1999, as compared to $22.7 at September 30, 1998. An increase in nonperforming manufactured home loans to 2.59% of the manufactured home loan outstanding principal balance at September 30, 1999 versus .85% of the outstanding principal balance for the comparable period in 1998 also contributed to the increase.

     For the year ended September 30, 1999, general and administrative and other operating expenses totaled approximately $7.6 million. This was an increase of $5.1 million or 204% over general and administrative expenses in 1998 of $2.5 million. The largest part of the increase was a result of Bingham increasing its number of full time employees to 90 resulting in personnel costs of $3.9 million for the year or an increase of 179%. This was compared to 25 full time employees with personnel costs of $1.4 million for the year ended September 30, 1998. The increase in personnel resulted in a 233% increase in occupancy and office expenses to $817,000 for 1999 as compared to $245,000 the comparable period in 1998.

  Fiscal year 1998 compared to fiscal year 1997.

     For the year ended September 30, 1998, Bingham had a loss before federal income tax benefit of $793,000 on gross revenues of $6.1 million and expenses of $6.9 million. This was compared to a loss of $110,000 on gross revenues of $280,000 and expenses of $390,000 for the period January 2, 1997 (date of inception) through September 30, 1997. Net loss for Bingham increased to $464,000 versus the $110,000 loss for the period ended September 30, 1997.

     For the year ended September 30, 1998, a large increase in the number of loans originated in the manufactured home loan portfolio and through the acquisition of Bloomfield Acceptance in March 1998 resulted in an increase in interest income on manufactured home loans to $2.2 million from $280,000 for the period ended September 30, 1997. Interest income on the commercial mortgage loan portfolio for the period March 1, 1998 through September 30, 1998 was $1.1 million.

     For the year ended September 30, 1998, interest expense was $1.9 million versus $195,000 for the period ended September 30, 1997. Bingham maintained a significantly higher level of borrowings to fund its increased manufactured home loan originations and commercial mortgage portfolio.

     The following table sets forth the extent to which Bingham's net interest income has been affected by changes in average interest rates and average balances of interest-earning assets and interest-bearing liabilities:

                                                            YEAR ENDED SEPTEMBER 30, 1998 AND 1997
                                       --------------------------------------------------------------------------------
                                       AVERAGE BALANCE    AVERAGE RATE      INTEREST                   VARIANCE DUE TO:
                                       ----------------   -------------   -------------    INCREASE    ----------------
                                        1998      1997    1998    1997     1998    1997   (DECREASE)   VOLUME     RATE
                                       -------   ------   -----   -----   ------   ----   ----------   -------   ------
                                                                    (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans..............................  $51,480   $3,879    8.60%  10.83%  $3,296   $280     $3,016     $2,991    $  25
  Cash and equivalents...............    3,839       --    3.75      --       84     --         84         84       --
                                       -------   ------                   ------   ----     ------     ------    -----
                                        55,319    3,879    8.26   10.83    3,380    280      3,100      3,075       25
                                       -------   ------                   ------   ----     ------     ------    -----
Interest-bearing liabilities
  Term loan..........................    4,000    3,727   11.75    6.98      392    195        197         20      177
  Revolving line of credit...........    9,540       --    7.00      --      668     --        668        668       --
  Loans sold under agreement to
    repurchase.......................   32,549       --    7.15      --      873     --        873        873       --
                                       -------   ------                   ------   ----     ------     ------    -----
                                        46,089    3,727    7.52    6.98    1,933    195      1,738      1,561      177
                                       -------   ------                   ------   ----     ------     ------    -----
Interest rate spread.................       --       --    0.74    3.85       --     --         --         --       --
Excess average earning assets........    9,230      152    8.26   10.83       --     --         --         --       --
                                       =======   ======
Net interest margin..................       --       --    2.00    4.12   $1,447   $ 85     $1,362     $1,514     (152)
                                                                          ======   ====     ======     ======    =====

     Mortgage origination and servicing fees are related to the commercial mortgage loans originated and simultaneously sold with the servicing retained by Bloomfield Acceptance. For the fiscal year ended September 30, 1998, mortgage origination and refinance fees totaled $1.2 million on the placed commercial mortgage loans. The sale of mortgage servicing rights in connection with the commercial mortgage loans originated and serviced resulted in gross revenues of approximately $600,000 in 1998. No comparable is reported for fiscal 1997, as this was the first year of commercial mortgage origination for Bingham.

     Gain on sale of loans represents the difference between the proceeds from sale and the allocated carrying cost of the loans sold. The gain is also net of required reserve for the potential refund of any premium paid for loans that prepay in the first twelve months after the date of the sale. For the twelve months ended September 30, 1998, Bingham recorded gain on sale of loans of $738,000 from the sale of approximately $11.2 million of manufactured home loans on a servicing released basis. This was the first year in which Bingham had sold a portion of its manufactured home loan portfolio.

     During the latter part of the fourth quarter of 1998, Bingham incurred losses due to unprecedented market conditions related to commercial mortgage backed securities and related instruments. Bingham recorded $2.4 million of losses related to mark-to-market valuations of commercial mortgage loans held for sale and the related hedge positions.

     Provision for loan losses is recorded in amounts sufficient to maintain an allowance at a level considered adequate to cover losses from liquidating manufactured home loans and loans sold with recourse. For the year ended September 30, 1998, provision for credit losses increased to $147,000 or 153% from $58,000 in the period ended September 30, 1997. This was also due to the continued growth of the manufactured home loan portfolio.

     General and administrative and other operating expenses increased to $2.5 million in fiscal 1998 as compared to $137,000 for the period ended September 30, 1997. The large increase was the result of underwriting and originating significantly higher volumes of manufactured home loans in fiscal 1998, operations for the full year rather than the shorter period from inception to September 30, 1997, and the acquisition of Bloomfield Acceptance and Bloomfield Servicing with the related underwriting, originating and servicing of commercial mortgage loans. The largest increase in general and administrative expenses related to the increase in the number of employees from four to 25, including the increase through acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     Liquidity is the measurement of Bingham's ability to have adequate cash or access to cash at all times in order to meet financial obligations when due as well as to fund corporate expansion or other activities. Bingham expects to meet its liquidity requirements through a combination of working capital provided by operating activities, draws on its revolving lines of credit, advances under its master repurchase agreement, whole loan sales and possible future periodic securitization of its loan portfolio. Bingham may also issue additional shares of capital stock when it believes existing stockholders are likely to benefit from such offerings.

     During the year ended September 30, 1999, Bingham issued 800,330 shares of its common stock in private equity raises. The stock issuance resulted in proceeds of approximately $12 million.

     In connection with its initial public offering Bingham entered into a subordinated debt facility with Sun, which is subordinated to all senior debt of Bingham. In accordance with the subordinated loan agreement Bingham issued detachable warrants to Sun covering 400,000 shares of common stock at a price of $10.00 per warrant share. The detachable warrants have a term of seven years and may be exercised at any time after the fourth anniversary of the issuance. The subordinated debt facility consists of a $4 million term loan with an annual interest rate of 9.75%.

     Bingham also has two demand lines of credit with Sun, each of which provides for an annual interest rate equal to the one month "LIBOR" rate plus a spread. During the period ended March 31, 2000, Bingham increased its available borrowings under its demand lines of credit to a total of $60 million.

     In March 2000, Dynex Financial and Bloomfield Acceptance entered into an amended and restated repurchase arrangement with Lehman Commercial Paper Inc. Under this agreement, Dynex Financial and Bloomfield Acceptance may transfer loans from time to time to Lehman against the transfer of funds from Lehman. At March 31, 2000, the maximum financing limits on the facility were $50 million for commercial mortgage and bridge loans and $200 million for manufactured home and floor plan loans and the aggregate amount advanced by Lehman was approximately $128 million. The annual interest rate on the facility is a variable rate of interest equal to "LIBOR" plus a spread, dependent on the advance rate and the asset class.

     In March 2000, Bingham and Dynex Financial entered into a revolving credit facility with Michigan National Bank. Under this facility, Bingham and Dynex Financial may borrow up to $11 million. Interest at a rate of LIBOR plus 2% per year is payable on the outstanding balance. The outstanding principal balance on this credit facility as of March 31, 2000 was approximately $6 million.

     In April 2000, Bloomfield Acceptance and Bloomfield Servicing entered into a warehousing credit agreement with Residential Funding Corporation. Under the credit agreement, Bloomfield Acceptance and Bloomfield Servicing may borrow up to $50 million to fund the acquisition and origination of FNMA loans, FHLMC loans, bridge mortgage loans and similar mortgage loans. Interest at an annual rate of up to LIBOR plus 250 basis points is payable on the outstanding balance of advances used to make bridge mortgage loans. Interest at an annual rate of LIBOR plus 125 basis points is payable on the outstanding balance of advances used to make all other loans made under the agreement. As of the date of this document, Bloomfield Acceptance and Bloomfield Servicing had not incurred any indebtedness under this agreement.

     During the six month period ended March 31, 2000, total borrowings increased to $180.2 million from $101.1 million at September 30, 1999. The increased borrowings are net of approximately $100.9 million in proceeds from the sale of a portion of Bingham's manufactured home loan portfolio that were used to pay down its demand lines of credit and repurchase facility. The increased borrowings were primarily for the funding of new loan originations and the acquisition of Dynex Financial.

     For the year ended September 30, 1999, total borrowings increased to $101.1 million from $78.2 million at September 30, 1998. The increased borrowings were also primarily for the funding of new loan originations and the acquisition of Hartger & Willard. During fiscal 1999 Bingham also completed the sale of approximately $20.4 million in outstanding principal balance of loans from its manufactured home loan portfolio. These sales resulted in approximate proceeds to Bingham of $21.6 million. Bingham also securitized and sold approximately $80.3 million of outstanding principal balance of its commercial mortgage loan portfolio. The securitization and sale resulted in proceeds to Bingham of $80.2 million. The proceeds from both the manufactured home loan sales and the commercial mortgage securitization were used to pay down Bingham's demand line of credit and repurchase facility.

MARKET RISK

     Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Bingham's market risk arises from interest rate risk inherent in its financial instruments. Bingham is not currently subject to foreign currency exchange rate risk or commodity price risk.

     In the normal course of business, Bingham also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk and legal risk and are not included in the following tables.

     The following tables show Bingham's expected maturity dates of its assets and liabilities. For each maturity category in the tables the difference between interest-earning assets and interest-bearing liabilities reflects an imbalance between repricing opportunities for the two sides of the balance sheet. The consequences of a negative cumulative gap at the end of one year suggests that, if interest rates were to rise, liability costs would increase more quickly than asset yields, placing negative pressure on earnings.

                                                              MARCH 31, 2000
                                            --------------------------------------------------
                                                                 MATURITY
                                            --------------------------------------------------
                                            0 TO 3    4 TO 12     1 TO 5    OVER 5
                                            MONTHS     MONTHS     YEARS      YEARS     TOTAL
                                            -------   --------   --------   -------   --------
                                                          (DOLLARS IN THOUSANDS)
Assets:
  Cash and equivalents....................  $ 1,669   $     --   $     --   $    --   $  1,669
  Restricted cash.........................    1,350      4,082         --        --      5,432
  Loans receivable........................    6,823     19,418     96,658    55,412    178,311
  Servicing rights........................      510      1,406      5,380     1,417      8,713
  Servicing advances......................    6,580        839         --        --      7,419
  Other assets............................    2,894      5,472      4,318     1,848     14,532
                                            -------   --------   --------   -------   --------
          Total assets....................  $19,826   $ 31,217   $106,356   $58,677   $216,076
                                            =======   ========   ========   =======   ========
Liabilities:
  Advances by mortgagors..................  $ 1,339   $  4,015   $     --   $    --   $  5,354
  Accounts payable and accrued expenses...      796      2,179      1,824        --      4,799
  Deferred revenue........................       65        206      1,904       523      2,698
  Advances under repurchase agreement.....    1,945     12,798     73,336    41,190    129,269
  Subordinated debt.......................      (19)       (57)     3,682        --      3,606
  Notes Payable...........................   18,144     29,232         --        --     47,376
  Other liabilities.......................       26         25         --        --         51
                                            -------   --------   --------   -------   --------
          Total liabilities...............  $22,296   $ 48,398   $ 80,746   $41,713   $193,153
                                            -------   --------   --------   -------   --------
Stockholders' Equity:
  Common stock............................       --         --         --    27,635     27,635
  Paid-in-capital.........................       --         --         --      (137)      (137)
  Accumulated other comprehensive loss....       --         --       (185)       --       (185)
  Unearned stock compensation.............      (70)      (210)      (885)     (235)    (1,400)
  Retained deficit........................       --         --         --    (2,990)    (2,990)
                                            -------   --------   --------   -------   --------
          Total liabilities and equity....  $22,226   $ 48,188   $ 79,676   $65,986   $216,076
                                            =======   ========   ========   =======   ========
  Reprice difference......................  $(2,400)  $(16,971)  $ 26,680   $(7,309)        --
  Cumulative gap..........................  $(2,400)  $(19,371)  $  7,309   $    --         --
  Percent of total assets.................   (-1.11)%   (-8.96)%     3.38%       --         --

                                                           SEPTEMBER 30, 1999
                                           ---------------------------------------------------
                                                                MATURITY
                                           ---------------------------------------------------
                                            0 TO 3    4 TO 12     1 TO 5    OVER 5
                                            MONTHS     MONTHS     YEARS      YEARS     TOTAL
                                           --------   --------   --------   -------   --------
                                                         (DOLLARS IN THOUSANDS)
Assets:
  Cash and equivalents...................  $    730   $     --   $     --   $    --   $    730
  Restricted cash........................       975      2,926         --        --      3,901
  Loans receivable.......................     3,683      9,253     49,659    55,292    117,887
  Servicing rights.......................        93        280      1,135       612      2,120
  Other assets...........................     3,048      2,109      1,232     1,671      8,060
                                           --------   --------   --------   -------   --------
          Total assets...................  $  8,529   $ 14,568   $ 52,026   $57,575   $132,698
                                           ========   ========   ========   =======   ========
Liabilities:
  Advances by mortgagors.................  $    971   $  2,911   $     --   $    --   $  3,882
  Accounts payable and accrued
     expenses............................     1,216        258         --        --      1,474
  Advances under repurchase agreement....    35,892     33,134         --        --     69,026
  Subordinated debt......................       (19)       (57)     3,643        --      3,567
  Notes Payable..........................        --     28,477         --        --     28,477
  Other liabilities......................        --         --         --       204        204
                                           --------   --------   --------   -------   --------
          Total liabilities..............  $ 38,060   $ 64,723   $  3,643   $   204   $106,630
                                           ========   ========   ========   =======   ========
Stockholders' Equity:
  Common stock...........................        --         --         --    25,576     25,576
  Paid-in-capital........................        --         --         --       704        704
  Accumulated other comprehensive
     income..............................        --         --       (304)       --       (304)
  Retained earnings......................        --         --         --        92         92
                                           --------   --------   --------   -------   --------
          Total liabilities and equity...  $ 38,060   $ 64,723   $  3,339   $26,576   $132,698
                                           ========   ========   ========   =======   ========
  Reprice difference.....................  $(29,531)  $(50,155)  $ 48,687   $30,999         --
  Cumulative gap.........................  $(29,531)  $(79,686)  $(30,999)  $    --         --
  Percent of total assets................    (22.25)%   (60.05)%   (23.36)%      --         --

     Management believes the negative effect of a rise in interest rates is reduced by the anticipated short duration of Bingham's loan receivables. Management intends that the loan receivables will be securitized or sold as part of a whole loan sale before the end of fiscal 2000. Proceeds from the securitization or whole loan sales would be used to pay down the corresponding debt. If Bingham were unable to securitize or sell the loans it would be necessary to renegotiate its master repurchase agreement to extend the maturity date of the advances under repurchase. The instruments held by Bingham are held for purposes other than trading.

     Bingham also manages interest rate risk through the use of forward sales of U.S. Treasury securities, Treasury security rate locks and forward interest rate swaps to hedge a portion of the fixed rate loans in the commercial loan portfolio. Bingham uses these instruments in an attempt to reduce risk by essentially creating offsetting market exposures.

     In a forward sale Bingham has agreed to sell a Treasury security at a future date with a predetermined price. If interest rates on Treasury securities drop, the price to Bingham to purchase the security in order to meet its settlement obligation will have risen, and thus Bingham will have suffered an unrealized loss on the hedge transaction. Conversely, if interest rates rise, the price to Bingham to purchase Treasury securities will have fallen and there will be an unrealized gain. The unrealized gain or loss on the hedge transaction should be offset by the decrease or increase in value of the underlying hedged loans since they are fixed rate loans that have an annual interest rate equal to a spread over U.S. Treasuries.

     To effect a Treasury rate lock, Bingham has entered into an agreement with a counter-party whereby a "locked in" Treasury rate is established, usually the yield to maturity rate on an U.S. Treasury security. If the current yield to maturity is greater than the locked in yield to maturity, a situation that would indicate rising interest rates, the rate lock will have increased in value and Bingham will have an unrealized gain. The unrealized gain will help offset the decrease in value of the fixed rate loans caused by rising interest rates. In a declining interest rate environment the current yield to maturity on the treasury security would be less than the locked in rate creating an unrealized loss on the hedge position. The declining interest rate environment should increase the value of the loans thereby off-setting the loss on the hedge.

     A forward interest rate swap is an obligation to enter into a swap or cash settlement on a future date for the difference between the market rate on that date and an agreed upon swap rate. This transaction is similar to a Treasury rate lock in that it allows you to lock in a rate starting in the future. The difference is that you will be locking in a future swap rate, not a forward treasury yield. A forward interest rate swap allows the positive or negative effect of a change in the value of the underlying loans to be offset by the positive or negative payment on the settlement of the hedging transaction. If interest rates rise the value of the loan portfolio will have decreased but the decrease will be offset by an increase in the value of the hedge equal to approximately the present value of decrease in value of the hedged loan portfolio. If interest rates were declining the reverse would hold true. The value of the loan portfolio will increase and be offset by a decrease in the value of the swap approximately equal to the present value of the hedged loan portfolio increase.

     The following tables show Bingham's financial instruments and derivative instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values.

                                                             MARCH 31, 2000
                                -------------------------------------------------------------------------
                                                          CONTRACTUAL MATURITY
                                -------------------------------------------------------------------------
                                                                                                 TOTAL
                                 2000      2001      2002      2003      2004     THEREAFTER   FAIR VALUE
                                -------   -------   -------   -------   -------   ----------   ----------
                                                         (DOLLARS IN THOUSANDS)
Interest sensitive assets:
     Loans receivable.........  $22,195   $23,268   $19,267   $12,176   $16,390    $ 85,246     $178,542
     Average interest rate....     9.84%     9.66%    10.33%    11.29%    10.90%       9.80%       10.04%
     Interest bearing
       deposits...............  $ 5,759        --        --        --        --          --     $  5,759
     Average interest rates...     3.56%       --        --        --        --          --         3.56%
     Interest rate swaps......       --        --        --        --        --    $ 35,787     $ 35,787
     Average interest rate....       --        --        --        --        --        7.30%        7.30%
                                -------   -------   -------   -------   -------    --------     --------
Total interest sensitive
  assets......................  $27,954   $23,268   $19,267   $12,176   $16,390    $121,033     $220,088
                                =======   =======   =======   =======   =======    ========     ========
Interest sensitive
  liabilities:
  Borrowings:
     Advances under repurchase
       agreements.............  $16,070   $16,847   $13,950   $ 8,816   $11,867    $ 61,720     $129,269
     Average interest rate....     8.48%     8.48%     8.48%     8.48%     8.48%       8.48%        8.48%
     Subordinated debt........       --        --        --        --        --    $  3,606     $  3,606
     Average interest rate....       --        --        --        --        --       11.68%       11.68%
     Note payable.............  $11,406   $ 5,353   $ 4,433   $ 2,801   $ 3,771    $ 19,612     $ 47,376
     Average interest rate....     8.32%     8.32%     8.32%     8.32%     8.32%       8.32%        8.32%
                                -------   -------   -------   -------   -------    --------     --------
Total interest sensitive
  liabilities.................  $27,476   $22,200   $18,382   $11,617   $15,638    $ 84,938     $180,251
                                =======   =======   =======   =======   =======    ========     ========

                                                             SEPTEMBER 30, 1999
                                   -----------------------------------------------------------------------
                                                            CONTRACTUAL MATURITY
                                   -----------------------------------------------------------------------
                                                                                                  TOTAL
                                    2000      2001      2002     2003     2004     THEREAFTER   FAIR VALUE
                                   -------   -------   ------   ------   -------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
Interest sensitive assets:
     Loans receivable............  $13,119   $10,762   $8,631   $9,603   $10,681    $66,753      $119,549
     Average interest rate.......     8.80%     8.80%    8.80%    8.80%     8.80%      8.80%         8.80%
     Interest bearing deposits...  $ 4,283        --       --       --        --         --      $  4,283
     Average interest rates......     2.33%       --       --       --        --         --          2.33%
     Hedging transactions........       --        --       --       --        --    $22,639      $ 22,639
     Average interest rate.......       --        --       --       --        --       6.31%         6.31%
                                   -------   -------   ------   ------   -------    -------      --------
Total interest sensitive
  assets.........................  $17,402   $10,762   $8,631   $9,603   $10,681    $89,392      $146,471
                                   =======   =======   ======   ======   =======    =======      ========
Interest sensitive liabilities:
  Borrowings:
     Advances under repurchase...  $69,026   $    --   $   --   $   --   $    --    $    --      $ 69,026
     Average interest rate.......     6.33%       --       --       --        --         --          6.33%
     Subordinated debt...........       --        --       --       --        --    $ 3,567      $  3,567
     Average interest rate.......       --        --       --       --        --      11.68%        11.68%
     Note payable................  $28,477        --       --       --        --         --      $ 28,477
     Average interest rate.......     7.62%       --       --       --        --         --          7.62%
                                   -------   -------   ------   ------   -------    -------      --------
Total interest sensitive
  liabilities....................  $97,503   $    --   $   --   $   --   $    --    $ 3,567      $101,070
                                   =======   =======   ======   ======   =======    =======      ========

YEAR 2000 READINESS

     No disruptions in Bingham's systems, service to customers or operations were experienced as a result of the year 2000, referring to the date rollover from December 31, 1999 to January 1, 2000. The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the computer programs used by Bingham that have time-sensitive software could have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in system failure or miscalculations, had management not made the year 2000 preparations disclosed previously in its filings with the Securities and Exchange Commission. Bingham expensed all costs associated with its preparations for the year 2000. The total cost of the year 2000 project since it was begun in 1998 was approximately $45,000.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. Changes in the fair value of derivative instruments are to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, on the type of hedge transaction. SFAS 133 is effective for the year 2000; Bingham does not believe it will have a material effect on the consolidated financial position or results of operations.

               FRANKLIN'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000

  Financial Condition at March 31, 2000

     Total assets were $544.6 million at March 31, 2000 compared to $516.6 million at December 31, 1999. At March 31, 2000 and December 31, 1999, cash and cash equivalents plus securities available for sale increased $14.4 million and represented 43.2% and 42.8%, respectively, of total assets. Net loan balances increased $13.0 million or 4.8% from December 31, 1999 to March 31, 2000.

     At March 31, 2000, Franklin had loan commitments outstanding for loans that have not been accepted by borrowers or closed of approximately $11.3 million. These include commitments for commercial business loans, consumer loans, residential mortgages and home equity loans.

     Under loan agreements for transactions which had closed, Franklin had commitments to fund commercial lines of credit, construction and home equity loans of approximately $69.8 million at March 31, 2000. Franklin had commitments to fund construction loans and home equity loans that had not closed of approximately $1.5 million at March 31, 2000. As certain commitments to make loans and fund full lines of credit expire without being used, the amount does not necessarily represent future cash commitments.

     The level of nonperforming assets remained substantially unchanged at approximately $5.5 million at December 31, 1999 and at March 31, 2000. Non-performing loans increased by approximately $2.2 million or 104.2% from December 31, 1999 to March 31, 2000 due to an increase in three commercial non real estate loans and four residential mortgage loans that were over 90 days past due at March 31, 2000 but still accruing interest. Sales of approximately $2.1 million of foreclosed real estate occurred during the three months ended March 31, 2000 which generated a loss of approximately $148,000.

     At March 31, 2000, Franklin's allowance for loan and lease losses (ALLL) as a percentage of loans was 1.33% compared to 1.30% at December 31, 1999. Franklin increased its provision for the three months ended March 31, 2000 to $555,000 compared to $400,000 for the three months ended March 31, 1999. Management reviews the adequacy of the ALLL monthly and believes the current level of ALLL is adequate.

  Liquidity

     Franklin competes aggressively for business, demand and money market deposits in southeastern Michigan and also offers a limited number of non-affiliated, non-deposit investment products. Historically, Franklin's principal sources of funds for its lending and investment activities have consisted of deposits, principal repayment on loans, and, to a lesser extent, Federal Home Loan Bank advances and repurchase agreements. Principal uses of funds for Franklin include the origination of loans and the repayment of maturing deposit accounts and other borrowings. Franklin anticipates it will have sufficient funds available to meet current loan commitments, as well as its other future liquidity needs.

     During the three month period ended March 31, 2000, Franklin had an increase in deposits of $10.5 million. Franklin also had an increase in short term borrowings during the three months ended March 31, 2000 of $16.5 million. During this same time period, there was an increase of $13.0 million in loans and an increase of $14.4 million in cash and securities, which increased Franklin's liquid assets to 43.2% of total assets at March 31, 2000 from 42.8% at December 31, 1999.

     Balances of certificates of deposit accounts decreased by $8.8 million during the three months ended March 31, 2000. There were increases in deposits of commercial demand and business money market accounts of $14.7 million during the three months ended March 31, 2000.

  Regulatory Capital

     The following table compares Franklin's regulatory capital requirements and ratios at March 31, 2000 and December 31, 1999.

                                                   TIER 1 LEVERAGE   TIER 1 RISK-BASED   TOTAL RISK-BASED
                                                        RATIO              RATIO              RATIO
                                                   ---------------   -----------------   ----------------
                                                                   (DOLLARS IN THOUSANDS)
Regulatory capital balances at March 31, 2000....      $48,743            $48,743            $55,613
Required regulatory capital (well capitalized)...       26,520             22,724             37,909
                                                       -------            -------            -------
Capital in excess of well capitalized............      $22,223            $26,019            $17,704
                                                       =======            =======            =======
Capital ratios at March 31, 2000.................         9.19%             12.87%             14.67%
Capital ratios at December 31, 1999..............         8.97              13.36              15.61
Regulatory capital ratios (well capitalized).....         5.00               6.00              10.00

     The increase in the Tier 1 Leverage Ratio from December 31, 1999 to March 31, 2000 of 2.45% was the result of an increase in the quarterly income.

     The decline in the Tier 1 and Total Risk-based Ratios of 3.67% and 6.02%, respectively, was the result of an increase in net income, as well as the result of an increase in risk weighted assets of $20.1 million, when comparing total risk weighted assets at December 31, 1999 to March 31, 2000. This increase in the risk weighted assets is due to the shift in the earning assets to loans which carry a 100% risk weighting from investment securities which carry a lower 20% or 50% risk weighting, as well as a decrease in the first quarter in the amount of qualifying subordinated capital notes that can be used for the Total Risk-based capital ratio from 60% to 40% eligibility.

  Results of operations for the three months ended March 31, 2000 compared to the three months ended March 31, 1999

     Interest income increased by $1.0 million or 11.7%, while interest expense increased by $394,895 or 15.1%, increasing net interest income by $632,980. Net interest margin was 5.46% and 5.62%, respectively, for the three months ended March 31, 2000 and 1999. The largest increase in interest income was in the securities investments, an increase of $1.3 million or 119.8%. Interest income on loans and other investments decreased by $238,001. This shift in interest income was the result of an increase in the average balance of investment securities of $103.6 million or 99.5% when comparing the quarter ended March 31, 2000 to March 31, 1999. Although outstanding loans increased during the first quarter of 2000, average outstanding loan balances were $10.0 million lower, a decline of 3.5%, for the quarter ended March 31, 2000 compared to March 31, 1999. However, increased loan commitments and closings are expected for the remainder of the year 2000. Increases, if any, in the loan portfolio, may result in decreases in the investment portfolio.

     The shift in interest expense from deposits to the Federal Home Loan Bank and other short-term borrowings was the result of a decrease in the outstanding balances of interest paying deposits of $42.1 million or 16.4% and an increase in Federal Home Loan Bank advances and repurchase agreements of $69.5 million for the quarter ended March 31, 2000 compared to March 31, 1999. The use of funds borrowed from the Federal Home Loan Bank or through the use of repurchase agreements is expected to continue through the remainder of the year 2000. However it is expected that any additional deposits will be used to fund additional loan originations and/or to pay down the outstanding funds borrowed from the Federal Home Loan Bank and short-term borrowings.

     Total non-interest income decreased by $125,517 or 11.1% for the quarter ended March 31, 2000 when compared to the quarter ended March 31, 1999. There was a decrease in loan fees of $121,388 or 68.0%, a decrease in the net gains on the sale of assets of $211,886, and an increase in deposit account service charges of $199,081 or 26.9% when comparing the quarter ended March 31, 2000 to the quarter ended March 31, 1999.

     Non-interest expense increased $120,127 or 2.2% during the quarter ended March 31, 2000. This increase reflects an increase in compensation and benefits of $63,047 or 2.3%, an increase in defaulted loan expense of $33,023 or 13.1%, an increase in outside service expense of $248,956 or 67.9% offset by decreases in advertising of $50,756 or 25.6%, Federal insurance premiums of $45,415 or 46.3% and other expenses of $71,783 or 9.4% as compared to the quarter ended March 31, 1999. Approximately 50.2% or $125,000 of this increase in outside services was for the final payment to an outside consultant that was hired during 1999 to help Franklin increase its non interest income. Additional legal fees totaling $52,865 and outside audit costs of $17,075 were also incurred during the quarter ended March 31, 2000 compared to March 31, 1999.

FISCAL YEARS 1999, 1998 AND 1997

  Net Interest Income

     Franklin has, for several years, greatly benefited from a relatively high net interest margin compared to other banks. Net interest income is simply interest earned on loans and investments less interest paid for deposits and other borrowed funds. That net result, plus the impact of net non interest-bearing funds, expressed as a percentage of average earning assets, is Franklin's net interest margin.

     Two primary dynamics drive these results:

     - Volume of growth or decrease of both asset and liability products; and

     - Interest rates earned or paid on those respective products.

     Net interest income for 1999, 1998 and 1997, respectively, was $26.2 million, $27.0 million and $24.7 million. Franklin's net interest spread was 3.94%, 4.10% and 4.08% for 1999, 1998 and 1997, respectively. Net interest margin for those same periods was 5.58%, 5.92% and 5.48%, respectively.

     During 1999, Franklin continued its planned exit from lease financing. Average balances in this portfolio, which had grown from $101.1 million in 1997 to their highest peak of $105.2 million in 1998, were reduced to $35.7 million at year-end 1999. Although a much smaller percentage of the total loan portfolio, consumer loans, which averaged $18.4 million and $18.3 million in 1997 and 1998, respectively, fell to $13.5 million in 1999. This was largely the result of the sale of a local, large originator and seller of installment contracts to an out of state entity and the discontinuation of Franklin's relationship.

     Much of this excess liquidity was re-deployed into investment securities. This volume increase in investment securities coupled with increasing levels of securities sold under agreements to repurchase greatly increased interest income in this portfolio to $6.8 million in 1999 compared to $2.5 million for both 1998 and 1997.

     Franklin sacrificed a measure of yield for commercial and residential construction loans in 1999 in order to remain competitive and attract quality borrowers. Furthermore, there was a 49 basis point reduction in rates paid for interest-bearing deposits at other banks. Consequently, the average yield on interest earning assets for 1999 was 7.82% compared to 8.72% and 8.99% for 1998 and 1997, respectively.

     Liability strategy was focused, simple and consistent with recent years and, as expected, contributed positively to interest expense reduction. Higher interest cost deposits (certificates) continued to decline and lower cost deposits (primarily money market and personal checking) continued to rise. A 78 basis point reduction in interest rates paid on interest-bearing deposits in 1999 was achieved despite a rising rate environment. Average rates paid on interest-bearing liabilities in 1999, 1998 and 1997 were 3.88%, 4.62% and 4.91%, respectively.

     Zero interest expense business checking balance growth has been a critical strategic element in Franklin's business plan for over eight years. For the past two years, zero cost checking (the majority of which are business accounts) comprised the single largest deposit category. Average balances for business and personal checking in 1999 increased to $186.9 million compared to $171.1 million in 1998 and $129.5 million in 1997.

     By any measure, net interest income is an area of strength for Franklin. Although average net interest margin declined slightly in 1999 compared to 1998 (5.58% vs. 5.92%), several initiatives underway in 2000 are expected to improve net interest margin. For just the month of December 1999, net interest margin was 5.70%.

     The following tables set forth information regarding the components of, and changes in, Franklin's net interest income.

                                             1999/1998                        1998/1997
                                   ------------------------------   ------------------------------
                                     INCREASE/(DECREASE)(1) IN        INCREASE/(DECREASE)(1) IN
                                   ------------------------------   ------------------------------
                                   VOLUME    RATE/YIELD     NET     VOLUME    RATE/YIELD     NET
                                   -------   ----------   -------   -------   ----------   -------
                                                       (DOLLARS IN THOUSANDS)
INTEREST INCOME
Loans............................  $(7,056)   $  (902)    $(7,958)  $(3,102)   $   485     $(2,617)
Investment securities:
  U.S. treasuries and mortgage-
     backed securities...........    6,363        (24)      6,339       465       (393)         72
  Interest-bearing deposits with
     banks.......................   (1,051)      (207)     (1,258)    1,603         29       1,632
  Other..........................     (344)        72        (272)      163          9         172
                                   -------    -------     -------   -------    -------     -------
Total interest income............   (2,088)    (1,061)     (3,149)     (871)       130        (741)
                                   -------    -------     -------   -------    -------     -------
INTEREST EXPENSE
Deposits.........................   (1,089)    (1,796)     (2,885)     (742)      (945)     (1,687)
FHLB advances....................       44         44        (277)     (278)      (555)         --
Subordinated debt................       --       (288)       (288)       --        230         230
Other borrowings.................      816         --         816      (950)       (52)     (1,002)
                                   -------    -------     -------   -------    -------     -------
Total interest expense...........     (229)    (2,084)     (2,313)   (1,969)    (1,045)     (3,014)
                                   -------    -------     -------   -------    -------     -------
Net interest income..............  $(1,859)   $ 1,023     $  (836)  $ 1,098    $ 1,175     $ 2,273
                                   =======    =======     =======   =======    =======     =======

---------------

(1) The change in interest due to both volume and rate has been allocated between the factors in proportion to the relationship of the absolute dollar amounts of the change in each.

                 AVERAGE BALANCE SHEETS AND NET INTEREST MARGIN

                                                               YEARS ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------
                                          1999                           1998                           1997
                              ----------------------------   ----------------------------   ----------------------------
                              AVERAGE               YIELD/   AVERAGE               YIELD/   AVERAGE               YIELD/
                              BALANCE    INTEREST    RATE    BALANCE    INTEREST    RATE    BALANCE    INTEREST    RATE
                              --------   --------   ------   --------   --------   ------   --------   --------   ------
                                                                (DOLLARS IN THOUSANDS)
Assets
  Loans:
    Commercial..............  $163,152   $15,260     9.35%   $167,683   $16,358     9.76%   $194,649   $18,801     9.66%
    Residential.............    67,615     5,888     8.71      64,041     5,763     9.00      73,270     6,640     9.06
    Consumer................    13,499     1,475     0.93      18,314     1,893    10.34      18,392     1,817     9.88
    Lease financing.........    35,731     3,529     9.88     105,154    10,096     9.60     101,106     9,469     9.37
                              --------   -------     ----    --------   -------    -----    --------   -------     ----
  Total loans...............   279,997    26,152     9.34     355,192    34,110     9.60     387,417    36,727     9.48
  U.S. treasuries and
    mortgage-backed
    securities..............   114,804     6,427     5.60      41,956     2,367     5.64      38,684     2,422     6.26
  Interest-bearing deposits
    with banks..............    23,566     1,121     4.76      45,317     2,379     5.25      14,759       747     5.06
  Other.....................    50,185     2,951     5.88      13,712       944     6.88      10,130       645     6.37
                              --------   -------     ----    --------   -------    -----    --------   -------     ----
  Total interest-earning
    assets/ interest
    income..................   468,552    36,651     7.82     456,177    39,800     8.72     450,990    40,541     8.99
                              --------   -------     ----    --------   -------    -----    --------   -------     ----
  Cash and due from banks...    26,079                         25,140                         26,012
  All other assets..........    21,856                         26,764                         13,220
  Allowance for loan
    losses..................    (3,844)                        (3,892)                        (2,798)
                              --------                       --------                       --------
  Total assets..............  $512,643                       $504,189                       $487,424
                              ========                       ========                       ========
Liabilities
  Money markets.............  $159,316   $ 5,213     3.27%   $148,052   $ 5,627     3.80%   $141,088   $ 5,546     3.93%
  Savings accounts..........       305         8     2.62         293         7     2.39         349         9     2.58
  Now checking..............    11,423        83     0.73       8,445        71     0.84       7,542        71     0.94
  Certificates..............    35,557     1,686     4.74      48,666     2,657     5.46      63,477     3,662     5.77
  Jumbo certificates........    41,059     2,008     4.89      64,155     3,521     5.49      74,338     4,282     5.76
                              --------   -------     ----    --------   -------    -----    --------   -------     ----
  Total interest-bearing
    deposits................   247,660     8,998     3.63     269,611    11,883     4.41     286,794    13,570     4.73
  FHLB advances.............       774        44     5.68       9,785       555     5.67          --        --       --
  Subordinated capital
    notes...................     7,475       635     8.49       7,475       923    12.35       7,475       693     9.27
  Other.....................    14,865       816     5.48          --        --       --      18,187     1,002     5.51
                              --------   -------     ----    --------   -------    -----    --------   -------     ----
  Total interest-bearing
    liabilities/interest
    expense.................   270,774    10,493     3.88     277,086    12,806     4.62     322,241    15,820     4.91
                              --------   -------     ----    --------   -------    -----    --------   -------     ----
  Business/personal
    checking................   186,905                        171,074                        129,530
  Preferred stock...........    19,500                         19,509
  Other liabilities.........     1,701                          4,039                          3,779
  Shareholders' equity......    33,763                         32,481                         31,874
                              --------                       --------                       --------
  Total liabilities and
    shareholders' equity....  $512,643                       $504,189                       $487,424
                              ========                       ========                       ========
  Net interest income.......             $26,158                        $26,994                        $24,721
                                         =======                        =======                        =======
  Net interest spread.......                         3.94%                          4.10%                          4.08%
  Impact of net non
    interest-bearing source
    of funds................                         1.64%                          1.82%                          1.40%
                                                     ----                          -----                           ----
  Net interest margin.......                         5.58%                          5.92%                          5.48%
                                                     ====                          =====                           ====

     Interest and principal balances pertaining to nonaccrual loans are not included for this analysis.

  Non Interest Income

     Total non interest income has remained relatively constant at $4.2 million for 1999, 1998 and 1997. The flatness of the total amount obscures a 26.6% improvement in deposit fee income in 1999 compared to 1998, which follows an 8.5% decrease from 1997 to 1998.

     Approximately mid-year, Franklin engaged the services of an internationally recognized firm that specializes in assisting banks to enhance various yields and realize greater operating efficiencies. The first phase of its recommendations was implemented in the fourth quarter of 1999. As a result of implementing the recommendations, deposit fee income for 1999 was $3.2 million, an increase of 26.6% from $2.5 million in 1998 and an increase of 16.0% from $2.7 million in 1997, which had been the previous historical high.

     This significant increase in the largest component of non interest income was, however, offset by a large decline in loan processing and servicing fee income. The 73.4% reduction from 1998 to 1999, compared to a 6.2% increase from 1997 to 1998, resulted from adjustments and charge-offs of accrued fees on delinquent loans. Gains on sales of securities and loans is incidental to Franklin's strategic plan of building income through core bank activities. Nevertheless, the 56.6% decline in this area compared to 1998, which followed an 18.4% increase in 1998 compared to 1997, had an additional negative offset to the improvement in deposit service charges.

     Income from sales of investment products improved 15.2% in 1999 compared to 1998. Because the absolute dollar income from this area is relatively low, in percentage growth, the improvement from 1997 to 1998 was much higher at 45.3%. Other areas that contributed to non interest income consisted of ACH, ATM and Lockbox fees and our International Department.

     The following table sets forth information regarding Franklin's non-interest income.

                                                          YEARS ENDED           PERCENT CHANGE
                                                    ------------------------   -----------------
                                                     1999     1998     1997    1998-99   1997-98
                                                    ------   ------   ------   -------   -------
                                                               (DOLLARS IN THOUSANDS)
Deposit service charges...........................  $3,177   $2,509   $2,741     26.6%    (8.5)%
Loan processing and servicing fees................     202      759      715    (73.4)     6.2
Security and loan gains...........................     165      380      321    (56.6)    18.4
Investment product income.........................     159      138       95     15.2     45.3
Other.............................................     451      390      287     15.6     35.9
                                                    ------   ------   ------
Total non interest income.........................  $4,154   $4,176   $4,159     (0.5)     0.4
                                                    ======   ======   ======

  Non Interest Expense

     Total non interest expense was $23.1 million for 1999, $21.4 million for 1998 and $19.5 million for 1997. Total compensation increased 8.5% in 1999 and 7.8% in 1998. Increases over these two years resulted from normal merit increases and adjustments in some salary ranges in order to remain competitive with the most challenging job market experienced in the history of Franklin. In addition, several seasoned professionals joined the senior management team to rebuild and refine systems to originate, underwrite and monitor higher quality loan growth and to more effectively work out problem assets.

     Occupancy and equipment expense in 1999 was flat compared to 1998, however this follows a 19.2% increase in occupancy and equipment expense in 1998 compared to 1997. This increase is a combination of normal rent increases, equipment purchases and upgrades.

     In absolute dollars, professional fees, taxes and supervisory fees and defaulted loan expense were the other areas of most significant increase in 1999. Of these three areas, taxes and supervisory fees are largely beyond management's control. Professional fees increased resulting primarily from several consulting engagements. Increased defaulted loan expenses were the result of efforts to more quickly and decisively dispose of problem assets.

     The following table sets forth information regarding Franklin's non-interest expense.

                                                         YEARS ENDED            PERCENT CHANGE
                                                 ---------------------------   -----------------
                                                  1999      1998      1997     1998-99   1997-98
                                                 -------   -------   -------   -------   -------
                                                             (DOLLARS IN THOUSANDS)
Salaries.......................................  $ 8,970   $ 8,061   $ 7,343     11.3%      9.8%
Employee benefits..............................    2,232     2,261     2,231     (1.3)      1.3
                                                 -------   -------   -------
Total compensation expense.....................   11,202    10,322     9,574      8.5       7.8
Occupancy and equipment........................    3,441     3,451     2,894     (0.3)     19.2
Advertising....................................      828       789       841      4.9      (6.2)
Professional fees..............................      387       184       165    110.3      11.3
Federal insurance..............................      383       386       370     (0.8)      4.3
Taxes and supervisory fees.....................      506       328       409     54.3     (19.8)
Supplies and printing..........................      695       600       487     15.8      23.1
Communication expense..........................      708       700       636      1.1      10.1
Defaulted loan expense.........................    1,440     1,280     1,004     12.5      27.5
Other..........................................    3,531     3,316     3,126      6.5       6.1
                                                 -------   -------   -------
Total non interest expense.....................  $23,121   $21,356   $19,506      8.3       9.5
                                                 =======   =======   =======

  Allowance For Loan Losses

     At year-end 1999 the allowance for loan losses was $3.6 million compared to $4.5 million at year-end 1998 and $3.2 million at year-end 1997. Several positive trends, including a 79.7% reduction in the highest loss producing lease financing portfolio and a 24.3% reduction in total charge-offs compared to 1998 (48.7% reduction compared to 1997), justified a lower provision in 1999 ($1.2 million) compared to 1998 and 1997 ($4.3 million and $6.6 million, respectively). Franklin recovered over $1.0 million in formerly charged-off leases in 1999 compared to $697,088 and $570,743 in 1998 and 1997, respectively. Total recoveries were $1.7 million, $2.1 million and $894,462 for 1999, 1998 and 1997, respectively.

     As a percentage of total loans, the allowance at year-end 1999, 1998 and 1997 was 1.30%, 1.40% and 0.84%, respectively. Management believes the current level of the allowance for loan losses is adequate to provide for losses inherent in the existing loan portfolio. Management reviews the adequacy of the allowance monthly and establishes appropriate levels of allowance based on current loan portfolio delinquencies, charge-offs and peer group experience. Regulatory agencies, as an integral part of their examination process, periodically review Franklin's allowance for loan losses. Such agencies may require Franklin to recognize additions to the allowance based upon their judgment of the information available to them at the time of their examination.

     The following table sets forth information regarding Franklin's allowance for loan losses.

                                                      YEARS ENDED DECEMBER 31,
                                   --------------------------------------------------------------
                                      1999         1998         1997         1996         1995
                                   ----------   ----------   ----------   ----------   ----------
Balance at beginning of year.....  $4,532,756   $3,180,810   $3,199,549   $2,930,392   $3,452,583
Provision for loan losses........   1,226,000    4,335,000    6,600,000    2,409,614    1,051,191
Charge-offs:
  Commercial.....................   1,088,866    2,210,799    2,302,191      953,199      217,471
  Commercial mortgage............      42,075      172,078           --           --           --
  Residential....................     139,379        9,293           --           --           --
  Overdrafts.....................     325,000      502,488    2,956,478      423,620      181,071
  Consumer.......................     235,340      153,738      190,751      129,317       62,291
  Lease financing................   2,205,254    2,082,039    2,063,781      876,513    1,125,961
                                   ----------   ----------   ----------   ----------   ----------
Total charge-offs................   3,854,460    5,088,443    7,513,201    2,434,017    1,758,872
                                   ----------   ----------   ----------   ----------   ----------
Recoveries:
  Commercial.....................     190,751      110,272      107,827       59,895       37,095
  Commercial mortgage............       9,105       16,900           --           --           --
  Residential....................       1,500       12,736        1,327        1,000           --
  Overdrafts.....................     391,202    1,196,947      142,515       37,056       15,620
  Consumer.......................      85,626       88,346       72,050       25,151       94,850
  Lease financing................   1,010,926      697,088      570,743      162,353       20,025
                                   ----------   ----------   ----------   ----------   ----------
Total recoveries.................   1,680,005    2,105,389      894,462      293,560      185,490
                                   ----------   ----------   ----------   ----------   ----------
Net charge-offs..................   2,174,455    2,983,054    6,618,739    2,140,457    1,573,382
                                   ----------   ----------   ----------   ----------   ----------
Balance at end of year...........  $3,584,301   $4,532,756   $3,180,810   $3,199,549   $2,930,392
                                   ==========   ==========   ==========   ==========   ==========
Allowance as a percentage of:
  Loans..........................        1.30%        1.40%        0.84%        0.81%        0.83%
  Nonperforming assets...........       65.64       102.54        30.56        20.94        24.81
  Net charge-offs................      164.84       151.95        48.06       149.48       186.25
Net charge-offs to:
  Average loans outstanding......        0.78         0.84         1.71         0.58         0.49

  Earning Assets

     At year-end 1999, total loans were $275.6 million compared to $322.8 million at year-end 1998. As planned, Franklin materially reduced its lease financing portfolio in 1999. Combining both lease financing and lease financing held for sale at year-end 1998, this product totaled $81.3 million compared to $16.5 million at year-end 1999, a 79.7% decrease.

     Notwithstanding the overall decrease in loans, Franklin experienced it's strongest year in new commercial and construction loan originations.

     Commercial mortgage balances were $96.7 million at year end 1999 compared to $83.6 million at year-end 1998. Real estate construction stood at $41.4 million at year-end 1999, an increase of 49.7% from the year-end 1998 balance of $27.6 million. Commercial business (lines of credit and term) remained relatively flat at $72.8 million at year-end 1999, a 4.0% reduction from $75.8 million at year-end 1998. However, with improved underwriting, extensive training and additional marketing support, these essential products desired by business clients are expected to grow.

     A new partnership in the consumer lending area began in late 1999. Franklin consummated a partnership with MichCon, one of Michigan's largest utility companies, to provide financing for a variety of home improvement consumer loans, originated through qualified, approved dealers. Each loan is stringently credit scored by Franklin prior to approval.

     Over half (54.3%) of Franklin's total disbursed loans mature within five years and 37.5% have a floating rate within that time frame. Franklin's total floating rate portfolio, including loans maturing after five years, is 52.6% of the total loan portfolio.

     Excess liquidity from the lease portfolio run-off and other loan payoffs were used to purchase investment securities in 1999. At year-end, Franklin's investment securities portfolio was the largest single earning asset with a balance of $199.9 million, compared to $87.2 million at year-end 1998. As in recent years, the entire investment securities portfolio at year-end 1999 was classified available for sale. At year-end 1999, the investment securities portfolio had a weighted average maturity of 3.13 years.

     The following tables set forth information regarding Franklin's loan portfolio.

                                                                AT DECEMBER 31,
                          --------------------------------------------------------------------------------------------
                                1999               1998               1997               1996               1995
                          ----------------   ----------------   ----------------   ----------------   ----------------
                           AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %      AMOUNT      %
                          --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
                                                             (DOLLARS IN THOUSANDS)
Commercial..............  $ 72,792    26.4%  $ 75,821    23.5%  $ 83,553    22.2%  $ 82,480    20.8%  $ 69,859    19.7%
Commercial mortgage.....    96,697    35.1     83,571    25.9     97,121    25.7    138,950    35.1    152,237    43.0
Residential mortgage and
  home equity...........    34,238    12.4     35,939    11.1     43,826    11.6     48,031    12.1     45,833    13.0
Real estate
  construction..........    41,369    15.0     27,642     8.6     23,643     6.3     24,808     6.3     20,436     5.8
Consumer................    14,031     5.1     18,528     5.7     18,550     4.9     18,688     4.7     12,422     3.5
Lease financing.........    16,494     6.0     51,810    16.0    110,576    29.3     83,180    21.0     53,074    15.0
Lease financing -- held
  for sale..............        --      --     29,522     9.2         --      --         --      --         --      --
                          --------   -----   --------   -----   --------   -----   --------   -----   --------   -----
Loans...................  $275,621   100.0%  $322,833   100.0%  $377,269   100.0%  $396,137   100.0%  $353,861   100.0%
                          ========   =====   ========   =====   ========   =====   ========   =====   ========   =====

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                               1999      1998      1997
                                                              -------   -------   -------
                                                                (DOLLARS IN THOUSANDS)
Outstanding loan commitments................................  $ 3,700   $ 3,200   $10,000
Unused commercial line of credit commitments................   46,400    52,400    48,500
Unused home equity commitments..............................    6,700     7,200     9,700
Undisbursed construction loans..............................   14,900     9,800     7,900

                                                                          AT DECEMBER 31, 1999
                                                              ---------------------------------------------
                                                               WITHIN      ONE TO       AFTER
                                                              ONE YEAR   FIVE YEARS   FIVE YEARS    TOTAL
                                                              --------   ----------   ----------   --------
                                                                         (DOLLARS IN THOUSANDS)
Commercial..................................................  $ 7,114     $36,168      $ 29,510    $ 72,792
Commercial mortgage.........................................    3,571      38,932        54,194      96,697
Residential mortgage and home equity........................    1,983      13,844        18,411      34,238
Real estate construction....................................   33,474         117         7,778      41,369
Consumer....................................................    1,351       3,557         9,123      14,031
Lease financing.............................................    4,810       4,808         6,876      16,494
                                                              -------     -------      --------    --------
Loans.......................................................  $52,303     $97,426      $125,892    $275,621
                                                              =======     =======      ========    ========
Loans above with:
Fixed rates.................................................  $17,213     $29,124      $ 84,398    $130,735
Floating rates..............................................   35,090      68,302        41,494     144,886
                                                              -------     -------      --------    --------
Loans.......................................................  $52,303     $97,426      $125,892    $275,621
                                                              =======     =======      ========    ========

     The following table sets forth information regarding Franklin's investment securities, all of which are classified by Franklin as available for sale.

                                                                 AT DECEMBER 31, 1999
                       --------------------------------------------------------------------------------------------------------
                                                                       MATURING
                       --------------------------------------------------------------------------------------------------------
                        WITHIN 1 YEAR       1-5 YEARS         5-10 YEARS       +10 YEARS
                       ---------------   ----------------   --------------   --------------   AMORTIZED     FAIR      WTD. AVG
                        COST     YIELD     COST     YIELD    COST    YIELD    COST    YIELD     COST       VALUE     MAT.(YRS.)
                       -------   -----   --------   -----   ------   -----   ------   -----   ---------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
Mortgage-backed
  securities.........  $ 7,031   6.67%   $ 89,131   5.95%   $  625   6.53%   $1,727   6.47%   $ 98,514    $ 96,157      3.12
U.S. Government and
  agency
  securities.........   10,061   5.34      38,052   5.90     7,767   7.13        --     --      55,880      55,092      3.67
Corporate bonds......   21,111   5.51      27,998   6.24        --     --        --     --      49,109      48,622      2.58
                       -------           --------           ------           ------           --------    --------
Total................  $38,203   5.68%   $155,181   5.99%   $8,392   7.09%   $1,727   6.47%   $203,503    $199,871      3.13
                       =======           ========           ======           ======           ========    ========

  Other Earning Assets

     Interest-earning deposits at the Federal Home Loan Bank ("FHLB") and other banks, FHLB stock and Federal Reserve Bank ("FRB") stock comprise Franklin's other earning assets. At year-end 1999 these amounts totaled $7.2 million compared to $60.6 million at year-end 1998.

     Bank deposits, by their inherent nature, are the lowest yielding asset compared to alternative investments. The average yield on interest-bearing bank deposits for 1999 was 4.76% compared to 5.25% for 1998. Franklin greatly reduced its level of bank deposits during 1999 and more profitably allocated the funds primarily to its investment security portfolio.

     As a member of both the FHLB and the FRB, stock ownership is required. At year-end 1999 and 1998, Franklin's FHLB stock position remained at $5.9 million. FRB stock held at year-end 1999 was $1.3 million, substantially unchanged from Franklin's position at year-end 1998.

  Nonperforming Assets

     Total nonperforming assets at year-end 1999 were $5.5 million compared to $4.4 million at year-end 1998. One large residential property, added to real estate owned during the fourth quarter, was the primary cause of the increase in year to year comparisons. Franklin expects to sell this property early in 2000.

     Nonaccrual loans totaled $871,106 at year-end 1999, which also contributed to the increase in total nonperforming assets at year-end 1999 compared to 1998. Accruing loans past due 90 days or more dropped by 21.2% at year-end 1999 compared to the prior year. The greatest area of improvement in accruing loans past due 90 or more days was in lease financing, which were $357,639 at December 31, 1999 compared to $753,269 at year-end 1998.

     As a percentage of total assets, nonperforming assets were 1.06% and 0.88% at year-end 1999 and 1998, respectively. With the anticipated sale of the above mentioned residential property, potential sales of other real estate owned properties and aggressive management of other nonperforming assets, Franklin expects these ratios to improve by mid-year 2000.

     The following table sets forth information regarding Franklin's non-accrual loans and real estate owned.

                                                         AT DECEMBER 31,
                                -----------------------------------------------------------------
                                   1999         1998         1997          1996          1995
                                ----------   ----------   -----------   -----------   -----------
NONACCRUAL LOANS
Commercial....................  $   63,393   $       --   $   461,196   $ 1,894,352   $ 3,744,169
Commercial mortgage...........     807,713           --            --       309,246     4,393,318
Residential mortgage..........          --           --            --            --       714,872
Consumer......................          --           --            --            --       135,294
Lease financing...............          --           --            --            --       360,217
                                ----------   ----------   -----------   -----------   -----------
Total nonaccrual loans........     871,106           --       461,196     2,203,598     9,347,870
                                ----------   ----------   -----------   -----------   -----------
ACCRUING LOANS PAST DUE 90
  DAYS OR MORE
Commercial....................     141,029      211,162     3,034,507     2,685,522       742,080
Commercial mortgage...........          --      365,312        31,603     6,386,841     1,182,395
Residential mortgage..........     469,080       43,057            --       905,176       141,190
Home equity...................          --       35,690       333,635        24,237            --
Consumer......................     257,868      147,392        11,100       353,876        72,875
Lease financing...............     357,639      753,269       405,442     1,239,622       119,877
                                ----------   ----------   -----------   -----------   -----------
Total.........................   1,225,616    1,555,882     3,816,287    11,595,274     2,258,417
                                ----------   ----------   -----------   -----------   -----------
Total nonperforming loans.....   2,096,722    1,555,882     4,277,483    13,798,872    11,606,287
                                ----------   ----------   -----------   -----------   -----------
REAL ESTATE OWNED
Commercial....................          --           --       109,583            --            --
Commercial mortgage...........     891,000    1,129,005     4,711,821       929,063            --
Residential mortgage..........   2,458,516    1,434,098     1,204,493       442,506            --
                                ----------   ----------   -----------   -----------   -----------
Total real estate owned.......   3,349,516    2,563,103     6,025,897     1,371,569            --
Other repossessed assets......      14,580      301,300       104,720       107,743       205,790
                                ----------   ----------   -----------   -----------   -----------
Total nonperforming assets....  $5,460,818   $4,420,285   $10,408,100   $15,278,184   $11,812,077
                                ==========   ==========   ===========   ===========   ===========
TOTAL NONACCRUAL LOANS AND
  REAL ESTATE AS A PERCENTAGE
  OF:
  Total assets................        0.82%        0.51%         1.29%         0.72%         1.91%
  Loans and real estate
     owned....................        1.51         0.79          1.69          0.90          2.64
TOTAL NONPERFORMING ASSETS AS
  A PERCENTAGE OF:
  Total assets................        1.06%        0.88%         2.07%         3.08%         2.42%
  Loans and real estate
     owned....................        1.96         1.36          2.72          3.84          3.34

  Income Taxes

     The provision for federal income taxes for 1999, 1998 and 1997 was $1.2 million, $1.0 million and $682,941, respectively. The differences reflect fluctuations in pre-tax earnings. The effective tax rates, computed by dividing the income tax provision by income before taxes for 1999, 1998 and 1997 were 28.0%, 28.5% and 25.1%, respectively.

  Deposits And Other Borrowed Funds

     Deposits at year-end 1999 and 1998 were $400.4 million and $441.5 million, respectively. Franklin continued its plan to allow relatively expensive certificates of deposit to leave by not competitively bidding to retain the funds at maturity. The combined balance of both retail and jumbo certificates at year-end 1999 was $55.4 million, as compared to $89.4 million at year-end 1998.

     Day to day fluctuations in the highly liquid business checking and money market portfolios can skew an analysis based on only a date certain snapshot review. At year-end 1999, business checking balances were $173.2 million compared to $178.2 million at year-end 1998. Similarly, money market savings at year-end 1999 and 1998 were $149.1 million and $153.7 million, respectively. Customer cash needs, especially business customers, are always volatile at year-end with holiday expenditures and company bonus pay-outs. Concerns over Y2K may have further contributed to customers controlling larger amounts of cash over regular, year-end cash needs.

     Average business checking and money market account balances throughout the year, however, reached historical highs. Business checking accounts averaged $186.9 million for 1999 compared to $171.1 million in 1998, a 9.2% improvement. Similarly, the money market balances averaged $159.3 million in 1999 compared to $148.1 million in 1998, an increase of 7.6%.

     To supplement liquidity fluctuations and to also meet the potential needs of Y2K, Franklin had short-term borrowings of $55.0 million at December 31, 1999. There were no such short-term borrowings at year-end 1998.

     The following tables set forth information regarding Franklin's deposits.

                                                            AT DECEMBER 31,
                                         ------------------------------------------------------
                                               1999               1998               1997
                                         ----------------   ----------------   ----------------
                                                         (DOLLARS IN THOUSANDS)
Business checking......................  $173,177    38.0%  $178,197    40.4%  $153,986    34.9%
Money market savings...................   149,127    32.7    153,710    34.8    142,379    32.3
Personal checking and savings..........    22,657     5.0     20,217     4.6     15,941     3.6
Jumbo certificates.....................    27,731     6.1     48,765    11.0     74,692    17.0
Retail certificates....................    27,673     6.1     40,650     9.2     53,760    12.2
                                         --------   -----   --------   -----   --------   -----
Total deposits.........................   400,365    87.9    441,539   100.0    440,758   100.0
                                         --------   -----   --------   -----   --------   -----
Short-term borrowings..................    55,046    12.1         --      --         --      --
                                         --------   -----   --------   -----   --------   -----
Total sources of funds.................  $455,411   100.0%  $441,539   100.0%  $440,758   100.0%
                                         ========   =====   ========   =====   ========   =====

                                                                      AT DECEMBER 31, 1999
                                                              ------------------------------------
                                                              LESS THAN   GREATER THAN OR EQUAL TO
                                                              $100,000            $100,000
                                                              ---------   ------------------------
                                                                     (DOLLARS IN THOUSANDS)
Three months or less........................................   $ 8,112            $20,116
Over three months to six months.............................     6,145              5,585
Over six months to twelve months............................     7,589              3,004
Over twelve months..........................................     3,732              1,121
                                                               -------            -------
Total.......................................................   $25,578            $29,826
                                                               =======            =======

  Liquidity

     Liquidity allows Franklin to meet both the expected and unanticipated cash needs of depositors, borrowers and creditors. Cash for daily, on-going operations must also be supplied from readily available funding sources.

     Multiple sources from which to acquire auxiliary funding enhance a bank's liquidity position. Presently, a highly marketable securities portfolio, customer deposits, bank deposits at the FHLB and FRB, loan repayments, maturities and sales, FHLB advances, repurchase agreements and subordinated capital notes are the primary sources of liquidity for Franklin.

     Liquidity is carefully monitored daily by the Treasury/Finance area. Prospective funding needs are anticipated and compared to cash levels and available borrowing capacity. Franklin manages liquidity according to both a Liquidity Policy and a Liquidity Crisis Contingency Plan. The Policy and Plan dictate acceptable liquidity levels, identify all alternative sources for additional liquidity and articulate certain "triggering events" that would accelerate the acquisition of liquid reserves.

     Liquid assets at year-end 1999 were $221.1 million compared to $159.8 million at year-end 1998. Liability sources of liquidity were $433.1 million at year-end 1999 compared to $396.2 million at year-end 1998. This provided Franklin with total liquidity of $654.2 million and $556.0 million at year-end 1999 and 1998, respectively. At year-end 1999, Franklin also had additional unused borrowing capacity from the FHLB of $62.6 million.

  Regulatory Capital

     Franklin has consistently exceeded the capital levels established by the Office of the Comptroller of the Currency.

     During 1999, Franklin's capital levels remained above the OCC's "well capitalized" classification and were, in fact, strengthened even further. It is Franklin's objective to maintain this highest classification level, which both ensures compliance with regulatory requirements and allows for greater potential growth.

     The OCC measures regulatory capital three ways:

     - Tier 1 capital to average assets (the "Tier 1 leverage" ratio),

     - Tier 1 capital to risk weighted assets; and

     - Total capital to risk weighted assets.

Minimum accepted ratios for these three levels are 4.00%, 4.00% and 8.00%. "Well capitalized" institutions must meet OCC established minimums of 5.00%, 6.00% and 10.00% for the three tiers, respectively.

     At year-end 1999, Franklin's Tier 1 leverage ratio, Tier 1 risk weighted ratio and total risked-based capital ratios were 8.97%, 13.36% and 15.61%, respectively. At year-end 1998, the same ratios were 8.72%, 11.76% and 14.59%, respectively.

     Total shareholders' equity at year-end 1999 and 1998 was $33.1 million and $33.3 million, respectively. The year to year change in total shareholders' equity is the net result of retained earnings and the accounting treatment of the change in value of available for sale securities.

     Capital levels mandated by federal banking agencies are presented under Regulatory Accounting Principles ("RAP"). For determination of capital adequacy, the accounting treatment of loan interest accruals, unrealized gains and losses on securities and other issues, are not identical under generally accepted accounting principles. Under RAP, total shareholders' equity was $31.9 million at year-end 1999 compared to $31.4 million at year-end 1998.

     During 1999, four quarterly cash dividends were declared and paid totaling $0.28 per common share.

     The following table sets forth information regarding Franklin's regulatory capital.

                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                               1999      1998      1997
                                                              -------   -------   -------
                                                                (DOLLARS IN THOUSANDS)
TIER 1
Common equity...............................................  $31,867   $31,374   $30,272
Eligible preferred equity...................................   13,731    13,052    12,425
Unrealized (gain)/loss on securities available for sale, net
  of tax....................................................    2,397       186       (78)
                                                              -------   -------   -------
Adjusted common and eligible preferred equity...............   47,995    44,612    42,619
Less Disallowed intangibles.................................      (40)      (52)      (64)
                                                              -------   -------   -------
Total tier 1 capital........................................   47,955    44,560    42,555
                                                              -------   -------   -------
TIER 2
Qualifying subordinated capital notes.......................    4,485     5,980     7,475
Eligible allowance for loan losses..........................    3,584     4,743     3,677
                                                              -------   -------   -------
Total tier 2 capital........................................    8,069    10,723    11,152
                                                              -------   -------   -------
Total risk-based capital....................................  $56,024   $55,283   $53,707
                                                              =======   =======   =======

     Once Franklin merges with Bingham Bank and becomes a federal savings bank, it will be regulated by the Office of Thrift Supervision. The OTS has regulatory capital requirements similar to those of the OCC.

  Interest Rate Sensitivity

     Banks measure interest rate sensitivity or risk largely by monitoring the repricing difference between their asset and liability portfolios. Realistically, the repricing opportunities of these portfolios are never in perfect sync. Banks typically set a percentage of total assets tolerance for this difference, within various time intervals, and manage their "gap" between repricing assets and liabilities within that range.

     This measurement assists Franklin in asset liability management and can help mitigate the negative impact of interest rate swings. Simplistically, in a rising rate environment, if liabilities (primarily deposits) subject to immediate repricing (such as money market accounts) excessively exceeded an institution's repricing opportunities for assets (primarily loans), net interest income could be negatively affected. Conversely, in a falling rate environment, if more loans were floating rate and subject to reprice lower, but were funded primarily with long term, high rate certificates of deposit, the impact on net interest income could be just as negative.

     Other factors affect the interest rate sensitivity of an institution, including the speed at which assets and liabilities reprice in response to market rate changes and the actual index to which they might be tied. However banks must recognize that assets and liabilities are not acquired in a static environment; interest rates and the volume and repricing characteristics of those portfolios will affect their net profitability.

     At December 31, 1999, based on portfolio repricing characteristics, Franklin had a negative gap of 10.2% at one year. Specifically, repricing liabilities exceed repricing assets, within 12 months, by 10.2% of total rate sensitive assets.

     Franklin monitors its interest rate gap through rate stock analysis. Positioned as it is, management believes Franklin's exposure to a negative effect caused by either rising or falling interest rates within twelve months is minimal.

     The following table sets forth information regarding Franklin's interest rate sensitivity.

                                                      AT DECEMBER 31, 1999
                                ----------------------------------------------------------------
                                   0-3        3-6        6-12       1-5       OVER 5
                                 MONTHS      MONTHS     MONTHS     YEARS      YEARS      TOTAL
                                ---------   --------   --------   --------   --------   --------
                                                     (DOLLARS IN THOUSANDS)
ASSETS
Interest-bearing deposits.....  $      83   $     --   $     --   $     --   $     --   $     83
Securities, at cost...........      1,966      7,522     22,369    156,496     15,150    203,503
Federal Home Loan Bank and
  Federal Reserve Bank
  stock.......................      7,157         --         --         --         --      7,157
Loans.........................    121,121     20,237     26,179     86,515      5,075    259,127
Lease financing...............      6,158      4,798      2,240      3,298         --     16,494
                                ---------   --------   --------   --------   --------   --------
Total rate sensitive assets...  $ 136,485   $ 32,557   $ 50,788   $246,309   $ 20,225   $486,364
LIABILITIES
Savings, NOW and time
  deposits....................  $  42,820   $ 11,731   $ 10,593   $  4,570   $    283   $ 69,997
Money market deposits.........    149,127         --         --         --         --    149,127
Short-term borrowings.........     55,046         --         --         --         --     55,046
Subordinated capital notes....      7,475         --         --         --         --      7,475
                                ---------   --------   --------   --------   --------   --------
Total rate sensitive
  liabilities.................  $ 246,993   $ 11,731   $ 10,593   $ 12,045   $    283   $281,645
                                ---------   --------   --------   --------   --------   --------
Interest sensitivity gap......   (110,508)    20,826     40,195    234,264     19,942    204,719
                                ---------   --------   --------   --------   --------   --------
Cumulative interest
  sensitivity gap.............   (110,508)   (89,682)   (49,487)   184,777    204,719
                                =========   ========   ========   ========   ========
Cumulative interest
  sensitivity gap to total
  rate sensitive assets.......      (22.7)%    (18.4)%    (10.2)%     38.0%      42.1%

     The following table reflects Franklin's interest rate gap position at December 31, 1999 based upon maturity dates rather than repricing dates. This table represents a static point in time and does not consider other variables such as changing relationships or interest rate levels.

                                                    CONTRACTUAL MATURITY DATES AT DECEMBER 31,
                              ---------------------------------------------------------------------------------------
                                2000      2001      2002       2003       2004     THEREAFTER    TOTAL     FAIR VALUE
                              --------   -------   -------   --------   --------   ----------   --------   ----------
                                                              (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans, net of unearned
    income..................  $ 51,916   $33,254   $36,334   $ 30,152   $ 29,977    $ 93,988    $275,621    $277,619
  Weighted average rate.....        --      9.49%     9.58%      9.74%      9.65%       9.42%       9.06%       9.39%
  Investment securities.....  $ 25,988   $16,257   $14,458   $ 26,792   $ 11,409    $104,967    $199,871    $199,871
  Weighted average rate.....        --      6.91%     6.40%      5.82%      6.50%       6.31%       6.65%       6.56%
  FHLB and FRB stock........  $  7,157        --        --         --         --          --    $  7,157    $  7,157
  Weighted average rate.....      7.64%       --        --         --         --          --        7.64%         --
  Deposits..................  $     83        --        --         --         --          --    $     83    $     83
  Weighted average rate.....      5.40%       --        --         --         --          --        5.40%         --
                              --------   -------   -------   --------   --------    --------    --------    --------
Total interest-earning
  assets....................  $ 85,144   $49,511   $50,792   $ 56,944   $ 41,386    $198,955    $482,732    $484,730
                              ========   =======   =======   ========   ========    ========    ========    ========
Interest-bearing
  liabilities:
  Savings and time
    deposits................  $ 50,822   $ 3,696   $   658   $    111   $    106    $    283    $ 55,676    $ 56,084
  Weighted average rate.....      4.54%     5.84%     5.19%      5.09%      6.19%       6.33%       4.65%         --
  Money market and
    transaction accounts....        --        --        --         --         --    $163,448    $163,448    $163,448
  Weighted average rate.....        --        --        --         --         --        2.98%       2.98%         --
Borrowings and subordinated
  capital notes.............  $ 55,046        --        --   $  7,475         --          --    $ 62,521    $ 63,298
  Weighted average rate.....      5.53%       --        --        8.5%        --          --        5.88%         --
                              --------   -------   -------   --------   --------    --------    --------    --------
Total interest-bearing
  Liabilities...............  $105,868   $ 3,696   $   658   $  7,586   $    106    $163,731    $281,645    $282,830
                              --------   -------   -------   --------   --------    --------    --------    --------
Interest sensitivity gap....   (20,724)   45,815    50,134     49,358     41,280      35,224     201,087          --
                              --------   -------   -------   --------   --------    --------    --------    --------
Cumulative interest
  Sensitivity gap...........  $(20,724)  $25,091   $75,225   $124,583   $165,863    $201,087
                              ========   =======   =======   ========   ========    ========
Interest sensitivity gap to
  total assets..............     (4.29)%    9.49%    10.39%     10.22%      8.55%       7.30%
                              ========   =======   =======   ========   ========    ========
Cumulative interest
  Sensitivity gap to
  interest-earning total
  assets....................     (4.29)%    5.20%    15.58%     25.81%     34.36%      41.66%
                              ========   =======   =======   ========   ========    ========

                      WHERE YOU CAN FIND MORE INFORMATION

     Bingham and Franklin are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC and the OCC, respectively. The reports, proxy statements and other information filed by Bingham may be inspected and copied at the Public Reference Room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Thirteenth Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained by mail, upon payment of the SEC's customary fees, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. These materials may also be accessed electronically by means of the SEC's web site on the Internet at http://www.sec.gov. Franklin's reports, proxy statements and other information may be inspected and copied at the Public Reference Room maintained by the OCC at 250 E Street, S.W., Washington, D.C. 20219.

     Bingham common stock is listed on the Nasdaq SmallCap Market and Franklin's common stock is traded on the Nasdaq National Market System. Reports, proxy statements and other information filed by Bingham and Franklin may also be inspected at the offices of Nasdaq, located at 1735 K Street, N.W., Washington, D.C. 20006.

     Bingham has filed with the SEC a registration statement on Form S-4 under the Securities Act, relating to the shares of Bingham common stock offered by this document. This document does not contain all of the information set forth in the registration statement and the exhibits thereto filed by Bingham, certain portions of which have been omitted under the rules and regulations of the SEC. The registration statement and its exhibits may be inspected without charge at the offices of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC at prescribed rates. This document may also be accessed electronically as discussed above.

     Franklin has furnished all information in this document with respect to Franklin and Bingham has furnished all information in this document with respect to Bingham.

     This document does not cover any resale of the securities to be received by stockholders of Franklin upon consummation of the merger, and no person is authorized to make any use of this document in connection with any such resale.

                                    EXPERTS

     The consolidated financial statements of Bingham included in this document at September 30, 1998 and September 30, 1997 and for the periods then ended, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report and are included herein in reliance upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Bingham included in this document at September 30, 1999 and for the year then ended, have been audited by Plante & Moran, LLP, independent certified public accountants, as set forth in their report and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Franklin at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, appearing in this document have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL OPINIONS

     Jaffe, Raitt, Heuer & Weiss, Professional Corporation, will pass upon the validity of the shares of Bingham common stock to be issued in connection with the merger and certain of the tax consequences of the merger. As of the date hereof, certain shareholders of Jaffe, Raitt beneficially own approximately
          shares of Bingham common stock and           shares of Franklin common
stock.

     Bodman Longley & Dahling LLP will pass upon certain of the tax consequences of the merger. As of the date hereof, certain partners of Bodman Longley
beneficially own approximately           shares of Franklin common stock and
          shares of Bingham common stock. See "The Merger -- Certain Federal Income Tax Consequences."

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
BINGHAM FINANCIAL SERVICES CORPORATION
Consolidated Balance Sheets (unaudited) as of March 31, 2000
  and December 31, 1999.....................................   F-2
Consolidated Statements of Operations (unaudited) for the
  Three Months Ended March 31, 2000 and 1999................   F-3
Consolidated Statements of Cash Flows (unaudited) for the
  Three Months Ended March 31, 2000 and 1999................   F-4
Notes to Consolidated Financial Statements (unaudited)......   F-5

Consolidated Balance Sheets (unaudited) as of December 31,
  1999 and September 30, 1999...............................   F-9
Consolidated Statements of Operations (unaudited) for the
  Three Months Ended December 31, 1999 and 1998.............  F-10
Consolidated Statements of Cash Flows (unaudited) for the
  Three Months Ended December 31, 1999 and 1998.............  F-11
Notes to Consolidated Financial Statements (unaudited)......  F-12

Independent Auditor's Report................................  F-16
Report of Independent Accountants...........................  F-17
Consolidated Balance Sheets as of September 30, 1999 and
  1998......................................................  F-18
Consolidated Income Statements for the Years and Period
  Ended September 30, 1999, 1998 and 1997...................  F-19
Consolidated Statement of Changes in Stockholders' Equity
  for the Years and Period Ended September 30, 1999, 1998
  and 1997..................................................  F-20
Consolidated Statement of Cash Flows for the Years and
  Period Ended September 30, 1999, 1998 and 1997............  F-21
Notes to Consolidated Financial Statements..................  F-22
FRANKLIN BANK, N.A.
Consolidated Statements of Financial Condition at March 31,
  2000 (unaudited) and December 31, 1999....................  F-37
Consolidated Statements of Income for the Three Months Ended
  March 31, 2000 and March 31, 1999 (unaudited).............  F-38
Consolidated Statements of Comprehensive Income for the
  Three Months Ended March 31, 2000 and March 31, 1999
  (unaudited)...............................................  F-39
Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 2000 and March 31, 1999 (unaudited).......  F-40
Notes to Consolidated Financial Statements (unaudited)......  F-41

Report of Independent Certified Public Accountants..........  F-44
Consolidated Statements of Financial Condition at December
  31, 1999 and 1998.........................................  F-45
Consolidated Statements of Income for the Years Ended
  December 31, 1999, 1998, and 1997.........................  F-46
Consolidated Statements of Comprehensive Income for the
  Years Ended December 31, 1999, 1998 and 1997..............  F-47
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1999, 1998 and 1997..............  F-48
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999, 1998 and 1997..........................  F-49
Notes to Consolidated Financial Statements..................  F-50

                     BINGHAM FINANCIAL SERVICES CORPORATION

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                      MARCH 31, 2000 AND DECEMBER 31, 1999

                                                              MARCH 31, 2000   DECEMBER 31, 1999
                                                              --------------   -----------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
                                             ASSETS

Cash and equivalents........................................     $  1,669          $     --
Restricted cash.............................................        5,432             4,275
Loans receivable............................................      178,311           141,453
Servicing rights............................................        8,713             9,736
Servicing advances..........................................        7,419                --
Property and equipment, net.................................        2,965             3,029
Other assets................................................       11,967            10,006
                                                                 --------          --------
Total assets................................................     $216,476          $168,499
                                                                 ========          ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Advances by mortgagors......................................     $  5,354          $  4,228
Accounts payable and accrued expenses.......................        4,398            11,810
Deferred revenue............................................        2,698             1,398
Advances under repurchase agreements........................      129,269            80,469
Subordinated debt, net of debt discount of $394 and $414,
  respectively..............................................        3,606             3,586
Note payable................................................       47,376            40,747
                                                                 --------          --------
Total liabilities...........................................      192,701           142,238
                                                                 --------          --------
Minority Interest...........................................           51               122
                                                                 --------          --------

STOCKHOLDERS' EQUITY:
Preferred stock, no par value, 10,000,000 shares authorized;
  no shares issued and outstanding..........................           --                --
                                                                 --------          --------
Common Stock, no par value, 10,000,000 shares authorized;
  2,649,859 and 2,539,716 shares issued and outstanding at
  March 31, 2000 and December 31, 1999, respectively........       27,635            26,799
Paid-in capital.............................................          663               641
Accumulated other comprehensive loss........................         (184)             (106)
Unearned stock compensation.................................       (1,400)           (1,102)
Retained deficit............................................       (2,990)              (93)
                                                                 --------          --------
Total stockholders equity...................................       23,724            26,139
                                                                 --------          --------
Total liabilities and stockholders' equity..................     $216,476          $168,499
                                                                 ========          ========

    The accompanying notes are an integral part of the financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                                ----------------------
                                                                  2000         1999
                                                                ---------    ---------
                                                                 (IN THOUSANDS EXCEPT
                                                                     SHARE DATA)
REVENUES
Interest income on loans....................................    $   4,118    $   2,617
Mortgage origination and servicing fees.....................        2,100          201
Gain on sale of loans.......................................           30        1,424
Other income................................................          327           46
                                                                ---------    ---------
       Total revenues.......................................        6,575        4,288
                                                                ---------    ---------
COSTS AND EXPENSES
Interest expense............................................        3,538        1,841
Provision for credit losses.................................        1,200           63
General and administrative..................................        4,168          899
Restructuring costs.........................................          796           --
Other operating expenses....................................        1,226          737
                                                                ---------    ---------
       Total costs and expenses.............................       10,928        3,540
                                                                ---------    ---------
Income (loss) before income tax expense.....................       (4,353)         748
       Federal income tax expense...........................       (1,456)         268
                                                                ---------    ---------
Net Income (loss)...........................................    $  (2,897)   $     480
                                                                =========    =========
Weighted average common shares outstanding,
  Basic.....................................................    2,581,501    1,576,818
  Diluted...................................................    2,581,501    1,862,578
Earnings (loss) per share
  Basic.....................................................    $   (1.12)   $     .30
  Diluted...................................................    $   (1.12)   $     .26

    The accompanying notes are an integral part of the financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION
               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (IN THOUSANDS)
Cash flows from operating activities:
  Net cash used in operating activities.....................  $(53,626)  $(19,468)
                                                              --------   --------
Cash flows from investing activities:
  Capital expenditures......................................      (153)       (87)
                                                              --------   --------
       Net cash used in investing activities................      (153)       (87)
                                                              --------   --------
Cash flows from financing activities:
  Advances under repurchase agreements......................    53,174      9,697
  Repayment of advances under repurchase agreements.........    (4,374)    (7,271)
  Advances on note payable..................................    61,171     27,968
  Repayment of note payable.................................   (54,523)   (11,868)
                                                              --------   --------
       Net cash provided by financing activities............    55,448     18,526
                                                              --------   --------
Net change in cash and cash equivalents.....................     1,669     (1,029)
Cash and cash equivalents, beginning of period..............        --      1,029
                                                              --------   --------
Cash and cash equivalents, end of period....................  $  1,669   $     --
                                                              ========   ========

    The accompanying notes are an integral part of the financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION:

     The unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring items, which are necessary to present fairly Bingham Financial Services Corporation's ("Bingham" or "the Company") financial condition and results of operations on a basis consistent with that of the Company's prior audited consolidated financial statements. On February 4, 2000 the Board of Directors of Bingham approved the change in its fiscal year end from September 30 to December 31. As a result, Bingham's December 31, 1999 consolidated balance sheet is presented as its previous year end for comparative purposes. Pursuant to rules and regulations of the Securities and Exchange Commission applicable to quarterly reports on Form 10-Q, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles ("GAAP") have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999. Results for interim periods are not necessarily indicative of the results that may be expected for a full year.

2. EARNINGS PER SHARE:

     Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average common shares outstanding. At March 31, 2000 there were potential dilutive shares of common stock from outstanding stock options and warrants. Had these stock options and warrants been exercised they would have had an anti-dilutive effect on the net loss per share calculation. The effect of the anti-dilutive shares is not included in the earnings per share calculation for the period ended March 31, 2000.

     The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic income (loss) per share calculation:

                                                                    THREE MONTHS
                                                                   ENDED MARCH 31,
                                                 ---------------------------------------------------
                                                           2000                       1999
                                                 ------------------------   ------------------------
                                                          EARNINGS (LOSS)            EARNINGS (LOSS)
                                                 SHARES      PER SHARE      SHARES      PER SHARE
                                                 ------   ---------------   ------   ---------------
                                                      (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
Basic earnings (loss) per share................  2,582        $(1.12)       1,577        $ 0.30
Net dilutive effect of:
  Options......................................     --            --           21         (0.01)
  Warrants.....................................     --            --          148         (0.03)
                                                 -----        ------        -----        ------
Diluted earnings (loss) per share..............  2,582        $(1.12)       1,746        $ 0.26
                                                 =====        ======        =====        ======

3. OTHER COMPREHENSIVE INCOME:

     Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting comprehensive income. Other comprehensive income refers to

                     BINGHAM FINANCIAL SERVICES CORPORATION
revenues, expenses, gains and losses that under GAAP have previously been reported as separate components of equity in the Company's consolidated financial statements.

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               2000         1999
                                                              -------       ----
                                                                (IN THOUSANDS)
Net loss....................................................  $(2,897)       $--
Other comprehensive income net of tax:
  Unrealized loss on securities:
     Unrealized holding loss during period..................      (78)       --
                                                              -------        --
Comprehensive loss..........................................  $(2,975)       $--
                                                              =======        ==

4. ALLOWANCE FOR LOAN LOSSES:

     The allowance for possible losses on loans is maintained at a level believed adequate by management to absorb potential losses from impaired loans as well as the remainder of the loan portfolio. The allowance for loan losses is based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral values.

     Changes in allowance for loan losses are summarized as follows:

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                               2000         1999
                                                              -------       -----
                                                                (IN THOUSANDS)
Balance at beginning of period..............................  $  274        $248
Provision for loan losses...................................   1,200          63
Net losses..................................................    (679)        (27)
                                                              ------        ----
     Balance at end of period...............................  $  795        $284
                                                              ======        ====

     The Company periodically sells portions of its manufactured home loan portfolio with recourse whereby it is required to repurchase loans that meet certain delinquency or default criteria. The Company maintains a separate liability to absorb potential losses on these loans. There were no charges against that liability in the current quarter and the balance of that liability was approximately $375,000 at March 31, 2000.

5. DEBT:

     At the time of its initial public offering the Company entered into a subordinated loan agreement that currently provides for a subordinated debt facility, which consists of a $4 million term loan, a $50 million demand line of credit and a $10 million demand line of credit which indebtedness shall be subordinated to all senior debt of the Company. The $4 million term loan has an annual interest rate of 9.75% and the demand line of credit has an annual interest rate equal to the one month "LIBOR" rate plus a spread. In accordance with the subordinated loan agreement the Company issued detachable warrants covering 400,000 shares of common stock at a price of $10.00 per warrant share. The detachable warrants have a term of seven years and may be exercised at any time after the fourth anniversary of the issuance.

     In March 1998, the Company's commercial mortgage originating subsidiary entered into a one-year master repurchase agreement with a lender to finance fixed rate commercial loans secured by real estate. In September of 1998 that agreement was amended to include financing of manufactured home, floor plan and bridge loans. The terms of the repurchase agreement have been renewed annually and at March 31, 2000

                     BINGHAM FINANCIAL SERVICES CORPORATION
the available financing amount under the agreement was $250 million and Dynex Financial, Inc. was added as a party to the agreement. The annual interest rate on the facility is a variable rate of interest equal to "LIBOR" plus a spread, dependent on the advance rate and the asset class. The repurchase transactions are for 30 days. The commercial mortgage loan transactions may be rolled over for up to nine months. The manufactured home loan transactions may be rolled over for 90-180 days at which point if the loans are still financed under the facility the advance rate is reduced.

     In March 2000, the Company has entered into a demand line of credit agreement for the purpose of funding required principal, interest, taxes and insurance advances on manufactured home loans that are serviced for outside investors. The available borrowing limit under this facility is $10 million and the facility has an annual interest rate equal to LIBOR plus a spread.

     At March 31, 2000 and December 31, 1999 debt outstanding was as follows:

                                                                MARCH 31,    DECEMBER 31,
                                                                  2000           1999
                                                                ---------    ------------
                                                                     (IN THOUSANDS)
Loans sold under repurchase.................................    $129,269       $ 80,469
Demand line of credit.......................................      41,706         40,747
Servicing advance line of credit............................       6,300             --
Term loan, net of discount..................................       3,606          3,586
                                                                --------       --------
                                                                $180,881       $124,802
                                                                ========       ========

6. FINANCIAL INSTRUMENTS:

     The Company hedges a portion of its loan portfolio as part of its interest rate risk management strategy and as a condition of the related repurchase agreement, which finances the portfolio. The Company attempts to hedge the interest rate risk on its portfolio by entering into Treasury rate locks and forward interest rate swaps. The Company classifies these transactions as hedges on specific loan receivables. Any gross unrealized gains or losses on these hedge positions are an adjustment to the basis of the mortgage loan portfolio and are used in the lower of cost or market valuation to establish a valuation allowance.

     The following table identifies the gross unrealized gains/losses of the interest rate swaps and Treasury rate locks as of March 31, 2000 and December 31, 1999:

                                                                  MARCH 31,        DECEMBER 31,
                                                                    2000               1999
                                                               ---------------    ---------------
                                                                    GROSS              GROSS
                  TYPE                       REFERENCE RATE    UNREALIZED GAIN    UNREALIZED GAIN
                  ----                       --------------    ---------------    ---------------
                                                                         (IN THOUSANDS)
Interest Rate Swap.......................      5 Year Swap          $769               $ --
Interest Rate Swap.......................     10 Year Swap            --                609

7. ACQUISITIONS:

     In December 1999, the Company completed the acquisition of Dynex Financial, Inc. (DFI) from Dynex Holding, Inc. (DHI), a subsidiary of Dynex Capital, Inc
(DCI). The Company acquired certain manufactured home loans from DFI all of the issued and outstanding stock of DFI and all of the rights to DCI's manufactured home lending business for approximately $4.0 million in cash funded by borrowings on the Company's demand lines of credit. DFI specializes in lending to buyers of manufactured homes and has regional and district offices in nine states. In addition DFI provides servicing for manufactured home and land/home loans.

                     BINGHAM FINANCIAL SERVICES CORPORATION

     The DFI acquisition was accounted for using the purchase method. The consideration and acquisition costs for the DFI acquisition were allocated to the acquired assets and assumed liabilities, resulting in excess of the fair value of the acquired net assets over the purchase price of approximately $3.2 million which was recognized as a reduction in the amount allocated to purchased loan servicing rights. During the quarter ended March 31, 2000 the Company has revised its initial estimates of the fair value of the assets acquired, specifically the manufactured home loan portfolio associated with the transaction, effectively reducing the excess of fair value of acquired net assets by $2.0 million. Accordingly the Company has recognized the revised estimate by retroactively adjusting the purchase price allocation increase to the amount previously allocated to purchased loan servicing rights.

     In connection with the DFI acquisition, the Company recognized accrued liabilities of $5.0 million related to its plans to close certain of DFI's regional and district offices and terminate or relocate certain of its employees. For the quarter ended March 31, 2000 there were approximately $1.2 million of costs paid related to these liabilities, $880,000 for severance payments and personnel costs and $348,000 in costs connected with closed locations incurred subsequent to the cessation of operations.

     As of the quarter ended March 31 the Company has revised its estimate of the costs to implement its plan and as a result has made an adjustment to the purchase price allocation. The change in estimate has resulted in an increase of $2.5 million in the excess of fair value over the assets acquired. The Company has recognized this increase as an adjustment to the amount previously allocated to purchased loan servicing rights. The Company continues to finalize its assessment of the offices and employees that will be affected and any adjustments resulting from the completion of the assessment and the resulting actions will result in an additional adjustment to the purchase price allocation.

     The following table summarizes pro forma unaudited results of operations for the acquisition completed during 1999 as if it had occurred at the beginning of each year presented:

                                                                THREE MONTHS ENDED
                                                                    MARCH 31,
                                                                ------------------
                                                                       1999
                                                                ------------------
                                                                  (IN THOUSANDS)
Revenues....................................................          $9,877
Income before income taxes..................................           1,487
Net Income..................................................             968
Basic earnings per share....................................            0.61
Diluted earnings per share..................................            0.52

8. MHFC, INC. RESTRUCTURING AND SALE:

     Effective January 15, 2000, the Company committed to an exit plan for MHFC, Inc.'s manufacturing home loan origination operations as part of the Company's plan to conduct all of its manufactured home loan origination operations through DFI. The exit plan involves termination of MHFC, Inc. employees, sale of substantially all MHFC, Inc. portfolio loans to DFI and sale of MHFC, Inc. The Company has accrued a restructuring charge of $796,000, including $396,000 for severance payments and other shut down costs and a $400,000 loss on the sale of MHFC, Inc. As of March 31, 2000 substantially all of the exit costs accrued, including $186,000 for involuntary termination benefits, have been incurred and paid. In March 2000 DFI purchased $66.9 million of loans from MHFC, Inc., a subsidiary of Bingham specializing in manufactured home lending and Bingham sold MHFC to Gwenuc, LLC, a limited liability company owned by Gary A. Shiffman, Chairman of Bingham. Gwenuc paid Bingham $400,000 in cash and assumed $2.7 million of debt to DFI. The cash portion of the purchase price may be adjusted upward or downward pursuant to a fairness opinion as to the fair market value of MHFC to be rendered by a third party appraiser.

                     BINGHAM FINANCIAL SERVICES CORPORATION

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                    DECEMBER 31, 1999 AND SEPTEMBER 30, 1999

                                                                 DECEMBER 31,      SEPTEMBER 30,
                                                                     1999              1999
                                                                --------------    ---------------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT FOR SHARES)
                                             ASSETS
Cash and equivalents........................................       $     --           $    730
  Restricted cash...........................................          4,275              3,901
  Loans receivable..........................................        141,453            117,887
  Servicing rights..........................................          9,736              2,120
  Property and equipment, net...............................          3,029              1,100
  Other assets..............................................         10,006              6,960
                                                                   --------           --------
       Total assets.........................................       $168,499           $132,698
                                                                   ========           ========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Advances by mortgagors....................................       $  4,228           $  3,882
  Accounts payable and accrued expenses.....................         11,810              1,131
  Deferred revenue..........................................          1,398                343
  Advances under repurchase agreements......................         80,469             69,026
  Subordinated debt, net of debt discount of $414 and $433,
     respectively...........................................          3,586              3,567
  Note payable..............................................         40,747             28,477
                                                                   --------           --------
       Total liabilities....................................        142,238            106,426
                                                                   --------           --------
  Minority Interest.........................................            122                204
                                                                   --------           --------
STOCKHOLDERS' EQUITY:
  Preferred stock, no par value, 10,000,000 shares
     Authorized; no shares issued and outstanding...........             --                 --
  Common Stock, no par value, 10,000,000 shares
     Authorized; 2,539,716 and 2,528,473 shares issued and
     outstanding at December 31, 1999 and September 30,
     1999, respectively
  Paid-in capital...........................................         26,799             26,696
  Accumulated other comprehensive loss......................            641                619
  Unearned stock compensation...............................           (106)              (304)
  Retained earnings (deficit)...............................         (1,102)            (1,035)
       Total stockholders equity............................            (93)                92
                                                                   --------           --------
       Total liabilities and stockholders' equity...........         26,139             26,068
                                                                   --------           --------
                                                                   $168,499           $132,698
                                                                   ========           ========

    The accompanying notes are an integral part of the financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
             FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998

                                                                  THREE MONTHS ENDED
                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  1999         1998
                                                                ---------    ---------
                                                                    (IN THOUSANDS,
                                                                  EXCEPT FOR SHARES)
REVENUES
Interest income on loans....................................        4,069        2,118
Mortgage origination and servicing fees.....................        1,319          352
Gain on sale of loans.......................................        1,603        1,539
Other income................................................           75           47
                                                                ---------    ---------
          Total revenues....................................        7,066        4,056
                                                                ---------    ---------
COSTS AND EXPENSES
Interest expense............................................        2,832        1,699
Provision for credit losses.................................          362           97
General and administrative..................................        2,352          563
Other operating expenses....................................          944          624
                                                                ---------    ---------
          Total costs and expenses..........................        6,490        2,983
                                                                ---------    ---------
Income (loss) before income tax expense.....................          576        1,073
          Federal income tax expense........................          198          309
                                                                ---------    ---------
Income (loss) before cumulative effect of change in
  accounting principle......................................          378          764
Cumulative effect of change in accounting principle, net of
  tax.......................................................         (563)          --
                                                                ---------    ---------
          Net Income (Loss).................................         (185)         764
                                                                =========    =========
Weighted average common shares outstanding,
  Basic.....................................................    2,539,716    1,576,818
  Diluted...................................................    2,539,716    1,917,915
Earnings (loss) per share before cumulative effect of change in accounting principle:
  Basic.....................................................    $    0.15    $    0.48
  Diluted...................................................    $    0.15    $    0.40
Cumulative effect of change in accounting principle:
  Basic.....................................................    $   (0.22)   $      --
  Diluted...................................................    $   (0.22)   $      --
Net income
  Basic.....................................................    $   (0.07)   $    0.48
  Diluted...................................................    $   (0.07)   $    0.40

    The accompanying notes are an integral part of the financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
             FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998

                                                                 THREE MONTHS ENDED
                                                                    DECEMBER 31,
                                                                --------------------
                                                                  1999        1998
                                                                --------    --------
Cash flows from operating activities:
  Net cash used in operating activities.....................    $(26,965)   $(28,563)
                                                                --------    --------
Cash flows from investing activities:
  Purchase of Dynex Financial, Inc..........................      (4,001)         --
  Capital expenditures......................................         (99)       (167)
                                                                --------    --------
       Net cash used in investing activities................      (4,100)       (167)
                                                                --------    --------
Cash flows from financing activities:
  Advances under repurchase agreements......................     102,876      36,395
  Repayment of advances under repurchase agreements.........     (91,434)     (1,045)
  Advances on note payable..................................     104,634      15,715
  Repayment of note payable.................................     (85,741)    (23,285)
                                                                --------    --------
       Net cash provided by financing activities............      30,335      27,780
                                                                --------    --------
Net change in cash and cash equivalents.....................        (730)       (950)
Cash and cash equivalents, beginning of period..............         730       1,979
                                                                --------    --------
Cash and cash equivalents, end of period....................    $     --    $  1,029
                                                                ========    ========

    The accompanying notes are an integral part of the financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION:

     The unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring items, which are necessary to present fairly Bingham Financial Services Corporation's ("the Company") financial condition and results of operations on a basis consistent with that of the Company's prior audited consolidated financial statements. Pursuant to rules and regulations of the Securities and Exchange Commission applicable to quarterly reports on Form 10-Q, certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles ("GAAP") have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999. Results for interim periods are not necessarily indicative of the results that may be expected for a full year.

2. EARNINGS PER SHARE:

     Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average common shares outstanding. At December 31, 1999 there were potential shares of common stock from stock options and warrants outstanding. Had these stock options and warrants been exercised they would have had an anti-dilutive effect on the net loss per share calculation. The effect of the anti-dilutive shares is not included in the earnings per share calculation for the period ended December 31, 1999.

     The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic income (loss) per share calculation:

                                                          THREE MONTHS ENDED DECEMBER 31,
                                               ------------------------------------------------------
                                                         1999                         1998
                                               -------------------------    -------------------------
                                                         EARNINGS (LOSS)              EARNINGS (LOSS)
                                               SHARES       PER SHARE       SHARES       PER SHARE
                                               ------    ---------------    ------    ---------------
                                                  (IN THOUSANDS EXCEPT EARNINGS (LOSS) PER SHARE)
Basic earnings (loss) per share before
  Cumulative effect of change in accounting
     principle.............................    2,540         $ 0.15         1,577         $ 0.48
  Cumulative effect of change in accounting
     principle.............................       --          (0.22)           --             --
Net dilutive effect of:
  Options and awards.......................       --             --            25          (0.01)
  Warrants.................................       --             --           171          (0.04)
                                               -----         ------         -----         ------
Diluted earnings (loss) per share..........    2,540         $(0.07)        1,773         $ 0.43
                                               =====         ======         =====         ======

3. OTHER COMPREHENSIVE INCOME

     Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," establishes standards for reporting comprehensive income. Other comprehensive income refers to

                     BINGHAM FINANCIAL SERVICES CORPORATION
revenues, expenses, gains and losses that under generally accepted accounting principles have previously been reported as separate components of equity in the Company's consolidated financial statements.

Net loss....................................................    $(185,000)
Other comprehensive income net of tax:
  Unrealized gains on securities:
     Unrealized holding gains during period.................      198,000
                                                                ---------
Comprehensive income........................................    $  13,000
                                                                =========

4. ALLOWANCE FOR LOAN LOSSES:

     The allowance for possible losses on loans is maintained at a level believed adequate by management to absorb potential losses from impaired loans as well as the remainder of the loan portfolio. The allowance for loan losses is based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral values.

     Changes in allowance for loan losses are summarized as follows:

                                                                 THREE MONTHS
                                                                     ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1999     1998
                                                                ------    -----
                                                                (IN THOUSANDS)
Balance at beginning of period..............................    $ 258      $58
Provision for loan losses...................................      362       21
Net losses..................................................     (346)      --
                                                                -----      ---
     Balance at end of period...............................    $ 274      $79
                                                                =====      ===

     The Company periodically sells portions of its manufactured home loan portfolio with recourse whereby it is required to repurchase loans that meet certain delinquency and default criteria. The Company recognizes estimated recourse obligations to absorb potential losses on these loans. The balance of that recourse obligation was approximately $375,000 at December 31, 1999.

5. DEBT:

     At the time of its initial public offering the Company entered into a subordinated loan agreement that currently provides for a subordinated debt facility which consists of a $4 million term loan. The Company also has a $10 million demand line of credit and a $50 million demand line of credit which indebtedness shall be subordinated to all senior debt of the Company. The $4 million term loan has an annual interest rate of 9.75% and the demand lines of credit have an annual interest rate equal to the one month "LIBOR" rate plus a spread. In accordance with the subordinated loan agreement the Company issued detachable warrants covering 400,000 shares of common stock at a price of $10.00 per warrant share. The detachable warrants have a term of seven years and may be exercised at any time after the fourth anniversary of the issuance.

     In March 1998 the Company's commercial mortgage originating subsidiary entered into a one-year master repurchase agreement with a lender to finance fixed rate commercial loans secured by real estate. In September of 1998 that agreement was amended to include financing of manufactured home, floor plan and bridge loans and has been periodically renewed. At December 31,1999 the Company was renegotiating the maximum financing limits on the facility. The annual interest rate on the facility is a variable rate of interest equal to "LIBOR" plus a spread, dependent on the advance rate and the asset class. The loans are

                     BINGHAM FINANCIAL SERVICES CORPORATION
sold at 82-92% of the then current face value, depending on the asset class and certain concentration constraints. The repurchase transactions are for 30 days and may be rolled over for up to nine months.

     At December 31, 1999 and September 30, 1999 debt outstanding was as follows:

                                                                DECEMBER 31,    SEPTEMBER 30,
                                                                    1999            1999
                                                                ------------    -------------
                                                                       (IN THOUSANDS)
Loans sold under repurchase.................................      $ 80,469        $ 69,026
Demand line of credit.......................................        40,747          28,477
Term loan, net of discount..................................         3,586           3,567
                                                                  --------        --------
                                                                  $124,802        $101,070
                                                                  ========        ========

6. FINANCIAL INSTRUMENTS:

     The Company hedges a portion of its commercial mortgage loan portfolio as part of its interest rate risk management strategy and as a condition of the related repurchase agreement, which finances the portfolio. The Company attempts to hedge the interest rate risk on its portfolio by entering into Treasury security rate locks and forward interest rate swaps. The Company classifies these transactions as hedges on specific loan receivables. Any gross unrealized gains or losses on these hedge positions are an adjustment to the basis of the mortgage loan portfolio and are used in the lower of cost or market valuation to establish a valuation allowance.

     The following table identifies the gross unrealized gains/losses of the interest rate swaps and Treasury rate locks as of December 31, 1999 and September 30, 1999:

                                                               DECEMBER 31,    SEPTEMBER 30,
                                                              --------------   --------------
                                                                   1999             1999
                                                              --------------   --------------
                                                                  GROSS            GROSS
                                                                UNREALIZED       UNREALIZED
TYPE                 REFERENCE RATE/TREASURY                  GAINS (LOSSES)   GAINS (LOSSES)
----                 -----------------------                  --------------   --------------
                                                                      (IN THOUSANDS)
Treasury Lock        U.S. Treasury 4.750% - 11/08...........       $ --            $ 126
Treasury Lock        U.S. Treasury 5.625% - 5/08............         --              115
Treasury Lock        U.S. Treasury 5.500% - 5/09............         --                6
Treasury Lock        10 Year Treasury.......................         --                2
Interest Rate Swap   10 Year Swap...........................        609             (146)

7. ACQUISITIONS:

     In December 1999, the Company completed the acquisition of Dynex Financial, Inc. (DFI) from Dynex Holding, Inc. (DHI), a subsidiary of Dynex Capital, Inc
(DCI). The Company acquired all of the issued and outstanding stock of DFI and all of the rights to DCI's manufactured home lending business for approximately $4.0 million in cash funded by borrowings on the Company's demand lines of credit. DFI specializes in lending to buyers of manufactured homes and has regional and district offices in nine states. In addition DFI provides servicing for manufactured home and land/home loans.

     The DFI acquisition was accounted for using the purchase method. The consideration and acquisition costs for the DFI acquisition have been allocated to the acquired assets and assumed liabilities, resulting in excess of the fair value of the acquired net assets over the purchase price of approximately $3.2 million which has been recognized as a reduction in the amount allocated to purchased loan servicing rights. As discussed below, the Company is in the process of finalizing its plan to exit certain of DFI's activities and the related purchase price allocation will be adjusted when those plans are finalized in 2000.

                     BINGHAM FINANCIAL SERVICES CORPORATION

     In connection with the DFI acquisition, the Company recognized accrued liabilities of $5.0 million related to its plans to close certain of DFI's regional and district offices and terminate or relocate certain of its employees. The Company is in the process of finalizing its assessment of the offices and employees that will be affected and any adjustments resulting from the completion of the assessment and the resulting actions will result in an adjustment to the purchase price allocation. There were no amounts paid related to theses liabilities in the period ended December 31, 1999.

     The following table summarizes pro forma unaudited results of operations as if the acquisition completed during 1999 had occurred at the beginning of each year presented:

                                                                  THREE MONTHS ENDED
                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  1999          1998
                                                                --------       -------
                                                                (IN THOUSANDS, EXCEPT
                                                                 EARNINGS PER SHARE)
Revenues....................................................    $ 9,114        $8,838
Income before cumulative effect of change in accounting
  principle.................................................     (3,438)        1,390
Cumulative effect of change in accounting principle, net of
  tax.......................................................       (576)           --
Net Income..................................................     (2,704)        1,177
Basic earnings (loss) per share.............................      (1.06)         0.93
Diluted earnings (loss) per share...........................      (1.06)         0.77

8. CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE:

     In April 1998 the Financial Accounting Standards Board issued Statement of Position Number 98-5 (SOP 98-5) "Reporting on the Cost of Start-Up Activities". This statement, which is required to be adopted for fiscal years beginning after December 15, 1998 establishes guidance for the accounting of start-up activities. It states that the cost of start-up activities, including organizational costs, should be expensed as incurred. The Company has deferred organizational costs related to the formation of its manufactured home lending subsidiary and the filing of its application to become a unitary thrift holding company and for the formation of a federally chartered savings bank. In the period ended December 31, 1999 the Company expensed, approximately $563,000 net of federal income tax benefit of $290,000 for previously capitalized organization costs.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bingham Financial Services Corporation

     We have audited the accompanying consolidated balance sheet of Bingham Financial Services Corporation as of September 30, 1999 and the related consolidated statements of changes in stockholders' equity, income and cash flows for the year ended September 30, 1999. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bingham Financial Services Corporation as of September 30, 1999 and the consolidated results of their operations and their cash flows for the year ended September 30, 1999, in conformity with generally accepted accounting principles.

                                          PLANTE & MORAN, LLP

Southfield, Michigan
December 22, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of Bingham Financial Services Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and changes in stockholders' equity and of cash flows, as included in the Registration Statement on Form S-4 to be filed the week of May 22, 2000, present fairly, in all material respects, the financial position of Bingham Financial Services Corporation and its subsidiaries at September 30, 1998 and 1997 and the results of their operations and their cash flows for the year ended September 30, 1998 and for the period from January 2, 1997 (date of inception) through September 30, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
December 18, 1998

                     BINGHAM FINANCIAL SERVICES CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT FOR SHARES)

                                                                   SEPTEMBER 30,
                                                                -------------------
                                                                  1999       1998
                                                                --------    -------
ASSETS
Cash and equivalents........................................    $    730    $ 1,979
  Restricted cash...........................................       3,901      2,253
  Loans receivable..........................................     117,887     86,075
  Servicing rights..........................................       2,120        156
  Property and equipment, net...............................       1,100        655
  Other assets..............................................       6,960      3,741
                                                                --------    -------
     Total assets...........................................    $132,698    $94,859
                                                                ========    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Advances by mortgagors....................................    $  3,882    $ 2,238
  Accounts payable and accrued expenses.....................       1,474        636
  Advances under repurchase agreements......................      69,026     56,892
  Subordinated debt, net of debt discount of $433...........       3,567      3,490
  Note payable..............................................      28,477     17,848
                                                                --------    -------
     Total liabilities......................................     106,426     81,104
                                                                --------    -------
  Minority Interest
                                                                     204        298
                                                                --------    -------
Stockholders' equity:
  Preferred stock, no par value, 10,000,000 shares
     Authorized; no shares issued and outstanding
  Common Stock, no par value, 10,000,000 shares
     Authorized; 2,528,473 and 1,576,818 shares issued and
     outstanding at 1999 and 1998, respectively.............      26,696     13,608
  Paid-in capital...........................................         619        533
  Accumulated other comprehensive loss......................        (304)        --
  Unearned stock compensation...............................      (1,035)        --
  Retained earnings (deficit)...............................          92       (684)
                                                                --------    -------
     Total stockholders equity..............................      26,068     13,457
                                                                --------    -------
     Total liabilities and stockholders' equity.............    $132,698    $94,859
                                                                ========    =======

   The accompanying notes are an integral part of these financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

                         CONSOLIDATED INCOME STATEMENTS
        FOR THE YEARS AND PERIOD ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                       (IN THOUSANDS, EXCEPT FOR SHARES)

                                                                     YEAR ENDED             PERIOD
                                                                   SEPTEMBER 30,         JANUARY 2 TO
                                                               ----------------------    SEPTEMBER 30,
                                                                 1999         1998           1997
                                                               ---------    ---------    -------------
REVENUES
Interest income on loans...................................    $   9,477    $   3,296        $ 280
Mortgage origination and servicing fees....................        2,069        1,361           --
Gain on sale of loans......................................        4,399          738           --
Sale of servicing rights...................................           --          618           --
Other income...............................................          332          128           --
                                                               ---------    ---------        -----
       Total revenues......................................       16,277        6,141          280
                                                               ---------    ---------        -----
COSTS AND EXPENSES
Interest expense...........................................        6,856        1,933          195
Provision for credit losses................................          653          147           58
Provision for unrealized hedge loss........................           --        2,400           --
General and administrative.................................        5,215        1,250           --
Other operating expenses...................................        2,336        1,204          137
                                                               ---------    ---------        -----
       Total costs and expenses............................       15,060        6,934          390
                                                               ---------    ---------        -----
Income (loss) before income tax expense (benefit)..........        1,217         (793)        (110)
Federal income tax expense (benefit).......................          441         (219)          --
                                                               ---------    ---------        -----
       Net income (loss)...................................    $     776    $    (574)       $(110)
                                                               =========    =========        =====
Weighted average common shares outstanding.................    1,966,288    1,261,031           --
Weighted average common shares outstanding,
  Diluted..................................................    2,145,939           --           --
Earnings (loss) per share:
  Basic....................................................    $    0.39    $   (0.46)          --
  Diluted..................................................    $    0.36    $   (0.46)          --

   The accompanying notes are an integral part of these financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE YEARS AND PERIOD ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                       (IN THOUSANDS, EXCEPT FOR SHARES)

                                                        ACCUMULATED
                                                           OTHER         UNEARNED     RETAINED        TOTAL
                                   COMMON    PAID-IN   COMPREHENSIVE      STOCK       EARNINGS    STOCKHOLDER'S
                                    STOCK    CAPITAL       LOSS        COMPENSATION   (DEFICIT)      EQUITY
                                   -------   -------   -------------   ------------   ---------   -------------
Balance January 2, 1997..........  $    --    $  --        $  --         $    --        $  --        $    --
Issuance of 100 shares of common
  stock
Comprehensive loss:
       Net loss..................       --       --           --              --         (110)          (110)
                                   -------    -----        -----         -------        -----        -------
Balance, October 1, 1997.........       --       --           --              --         (110)          (110)
Issuance of 1,295,000 shares of
  common stock...................   11,583       --           --              --           --         11,583
Issuance of 281,818 shares of
  common stock in conjunction
  with acquisition...............    2,025     (119)          --              --           --          1,906
Issuance of 400,000 warrants with
  subordinated debt..............       --      577           --              --           --            577
Option amortization..............       --       75           --              --           --             75
Comprehensive loss:
       Net loss..................       --       --           --              --         (574)          (574)
                                   -------    -----        -----         -------        -----        -------
Balance, September 30, 1998......   13,608      533           --              --         (684)        13,457
Issuance of 867,001 shares of
  common stock...................   11,968       --           --              --           --         11,968
Issuance of 84,658 restricted
  stock awards...................    1,120       --           --          (1,120)          --             --
Restricted stock award
  amortization...................       --       --           --              85           --             85
Option amortization..............       --       86           --              --           --             86
Net income.......................       --       --           --              --          776            776
Comprehensive income:
  Unrealized loss on securities
     available for sale, net of
     tax.........................       --       --         (304)             --           --           (304)
                                                                                                     -------
       Total comprehensive
          income.................       --       --           --              --           --            472
                                   -------    -----        -----         -------        -----        -------
Balance, September 30, 1999......  $26,696    $ 619        $(304)        $(1,035)       $  92        $26,068
                                   =======    =====        =====         =======        =====        =======

   The accompanying notes are an integral part of these financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
        FOR THE YEARS AND PERIOD ENDED SEPTEMBER 30, 1999, 1998 AND 1997
                                 (IN THOUSANDS)

                                                                    YEAR ENDED             PERIOD
                                                                   SEPTEMBER 30,        JANUARY 2 TO
                                                               ---------------------    SEPTEMBER 30,
                                                                 1999         1998          1997
                                                               ---------    --------    -------------
Cash flows from operating activities:
  Net income...............................................    $     776    $   (574)      $  (110)
  Adjustments to reconcile net income to net cash provided
     (used) by operating activities:
  Provision for unrealized hedge (gain) loss...............       (2,400)      2,400            --
  Provision for credit losses..............................          653         147            58
  Depreciation and amortization............................        1,135         516            18
  Originations of loans held for sale......................     (144,344)    (92,806)       (9,844)
  Principal collections on loans held for sale.............        3,256       2,191           244
  Proceeds from sale of loans held for sale................      113,494      12,513            --
  Gain on sale of investment securities....................           (3)        (13)           --
  Gain on sale of loans....................................       (1,999)       (738)           --
  Increase in other assets.................................       (5,320)     (2,386)         (129)
  Increase in other liabilities............................        3,860         115           210
                                                               ---------    --------       -------
       Net cash provided (used) by operating activities....      (30,892)    (78,635)       (9,553)
                                                               ---------    --------       -------
Cash flows from investing activities:
  Purchase of Hartger & Willard............................       (1,900)         --            --
  Purchase of investment securities........................       (1,529)         --            --
  Proceeds from the sale of investment securities..........          369          71            --
  Capital expenditures.....................................         (486)        (27)           --
                                                               ---------    --------       -------
       Net cash used in investing activities...............       (3,545)         44            --
                                                               ---------    --------       -------
Cash flows from financing activities:
  Issuance of common stock.................................       11,968      11,582            --
  Issuance of subordinated debt, including discount........           --       4,000            --
  Advances under repurchase agreements.....................       98,990      56,892            --
  Repayment of advances under repurchase agreements........      (86,855)         --            --
  Advances on note payable.................................      109,164      30,117         9,553
  Repayment of note payable................................     (100,079)    (22,021)           --
                                                               ---------    --------       -------
       Net cash provided by financing activities...........       33,188      80,570         9,553
                                                               ---------    --------       -------
Net change in cash and cash equivalents....................       (1,249)      1,979            --
Cash and cash equivalents, beginning of period.............        1,979          --            --
                                                               ---------    --------       -------
Cash and cash equivalents, end of period...................    $     730    $  1,979       $    --
                                                               =========    ========       =======

   The accompanying notes are an integral part of these financial statements.

                     BINGHAM FINANCIAL SERVICES CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Operations: The Company was incorporated for the purpose of providing financing to residents living in manufactured housing communities for the purchase of new and used manufactured homes. The Company originates conventional loans that generally range in size from $4,500 to $90,000 and have a term of 5-25 years. The Company has focused its marketing efforts principally through manufactured home community owners and operators. This effort has traditionally been targeted at Sun Communities, where the Company's services are offered as the preferred source of financing. However, the Company has expanded its manufactured home lending activities through the use of "dealer networks" to communities not owned and operated by Sun to the extent that now 75% of manufactured home lending is done outside the Sun owned and operated communities. The Company continues to take the steps necessary to capture a greater share of the loans generated by home purchasers and owners in Sun Communities as well as dealer generated loans.

     The Company also participates and is active in all aspects of commercial real estate mortgage banking, including originating, underwriting, placing, securitizing, and servicing commercial real estate loans through Bloomfield and Bloomfield Servicing. Bloomfield acts as both a direct lender, making commercial real estate loans for its own portfolio as well as for accumulation and securitization, and as a traditional mortgage banker, placing commercial real estate loans with institutional investors.

     Principles of Consolidation: The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     For purposes of income statement and cashflow comparison, the Company does not have a period covering the twelve months ended September 30, 1997. Information presented covers the period from January 2, 1997 (date of inception) through September 30, 1997. The Company's initial public offering of common stock did not take place until the quarter ended December 31, 1997.

     Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents: Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to serviced loans held by others that is held in trust for subsequent payment to the owners of those loans.

     Loans Receivable: Loans receivable consist of commercial real estate loans and manufactured home loans. The commercial loans primarily consist of fixed rate loans collateralized by mortgages on commercial property. Commercial loans originated are either sold immediately to permanent investors or held for sale. Manufactured home loans are conventional fixed rate loans under contracts collateralized by the borrowers' manufactured homes. Manufactured home loans are also held for sale.

     Loans receivable are carried at the lower of cost or market value determined on an aggregate basis. Loans receivable include accrued interest and are net of deferred hedging gains or losses and an allowance for expected losses.

     Derivative Financial Instruments: The Company uses forward sales of U.S. Treasury securities, Treasury rate locks and forward interest rate swaps to hedge a portion its commercial mortgage loan portfolio. These instruments are used as a means to hedge interest rate risk connected to anticipated sales or securitizations of the commercial mortgage loans. The Company's accounting for derivative financial

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

instruments that are used to manage risk is in accordance with the concepts established in SFAS No. 80, "Accounting for Futures Contracts".

     Deferral (hedge) accounting is applied if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis. If a derivative instrument ceases to meet the criteria for deferral accounting, any subsequent gains and losses are currently recognized in income.

     Allowance for Loan Losses: The allowance for possible losses on loans is maintained at a level believed adequate by management to absorb potential losses from impaired loans, loans sold with recourse and the remainder of the loan portfolio. The allowance for loan losses is based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral values.

     Servicing Rights: The Company accounts for servicing rights in accordance with SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). SFAS 125 requires that a separate asset or liability be recorded representing the right or obligation to service loans for others. A servicing asset or liability is determined by allocating the loans' previous carrying amount between the servicing asset and the loans that were sold, based on their relative fair values at the date of sale. The fair value of the servicing asset or liability is based on an analysis of discounted cash flows that incorporates estimates of market servicing costs, projected ancillary servicing revenue, projected prepayment rates and market profit margins.

     Servicing rights are periodically assessed for impairment based on the fair value of those rights calculated on a discounted basis. This assessment is performed on a disaggregated basis, stratified by mortgage type and term. Identified impairments are recognized through a valuation allowance.

     Interest on Loans: Interest on loans is credited to income when earned. An allowance for interest on loans is provided when a loan becomes more than 75 days past due as the collection of these loans is considered doubtful.

     Loan Fees: Loan origination fees and certain direct loan origination costs are deferred and recognized over the expected lives of the related loans as an adjustment of the yields using a level-yield method.

     Repossessed Homes: Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lower of the related loan balance plus any operating expenses of such homes or the estimated fair value of the home at acquisition date.

     Other Comprehensive Income: The Company adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, however, such as unrealized gains and losses on available-for-sale securities, are reported as a direct adjustment to the equity section of the balance sheet. Such items, along with net income, are considered components of comprehensive income under the new standard.

     Accumulated other comprehensive income at September 30, 1999 is comprised solely of unrealized losses on available-for-sale securities, net of tax benefit of $158,000.

     Other Assets: Other assets is comprised of margin deposits with brokers, organization and licensing costs, prepaid expenses, investment securities deferred financing costs, goodwill and other miscellaneous receivables. Organization and licensing costs are amortized on a straight-line basis over a five-year life. Deferred financing costs are capitalized and amortized over the life of the corresponding line of credit.

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Loans Sold Under Agreements to Repurchase: The Company enters into sales of loans under agreements to repurchase the loans. The agreements are short-term and are accounted for as secured borrowings. The obligations to repurchase the loans sold are reflected as a liability, and the loans that collateralize the agreements are reflected as assets in the balance sheet.

     Depreciation: Provisions for depreciation are computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements -- life of the lease; furniture and fixtures -- seven years; capitalized software -- five years;
computers -- five years.

     Income Taxes: The Company uses the liability method in accounting for income taxes. Under this method, deferred income taxes result from temporary differences between the tax bases of assets and liabilities and the bases reported in consolidated financial statements. The deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Goodwill: Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 25 years.

     Per Share Data: Basic earnings per share are computed by dividing net income available to common shareholders by the weighted average common shares outstanding. In the computation of fully diluted earnings per share, the treasury stock method of determining weighted average shares is required, which assumes the exercise of existing stock options and the repurchase of shares with the proceeds. At September 30, 1998 there were approximately 260,000 potential shares of common stock from stock options and warrants outstanding. Had these stock options and warrants been exercised in 1998 they would have had an anti-dilutive effect on the net loss. The effect of the anti-dilutive shares is not included in the earnings per share calculation for 1998.

     The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic loss per share calculation:

                                                                  SEPTEMBER 30,
                                              ------------------------------------------------------
                                                        1999                         1998
                                              -------------------------    -------------------------
                                                        EARNINGS (LOSS)              EARNINGS (LOSS)
                                              SHARES       PER SHARE       SHARES       PER SHARE
                                              ------    ---------------    ------    ---------------
                                                    (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
Basic earnings (loss) per share...........    1,966         $ 0.39         1,261         $(0.46)
Net dilutive effect of:
  Options.................................       22             --            --             --
  Warrants................................      158          (0.03)           --             --
                                              -----         ------         -----         ------
Diluted earnings (loss) per share.........    2,146         $ 0.36         1,261         $(0.46)
                                              =====         ======         =====         ======

     Securities: All securities owned as of September 30, 1999 are classified as securities available for sale. Using the specific identification method, such securities are carried at market value with a corresponding market value adjustment carried as a separate component of the equity section of the balance sheet on a net of tax basis. The adjusted cost of the securities would be used to compute realized gains or losses if the securities are sold.

     Recent Accounting Pronouncements: In April 1998 the Financial Accounting Standards Board issued Statement of Position Number 98-5 (SOP 98-5) "Reporting on the Cost of Start-Up Activities". This statement, which is required to be adopted for fiscal years beginning after December 15, 1998 establishes guidance for the accounting of start-up activities. It states that the cost of start-up activities, including organizational costs, should be expensed as incurred. The Company has deferred organizational and start

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

up costs related to the formation of its manufactured home lending subsidiary and the filing of its application to become a unitary thrift holding company and for the formation of a federally chartered savings bank. As of September 30, 1999 those costs totaled approximately $682,000. Any remaining unamortized balance at October 1, 1999 will be expensed.

     In June 1998 Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 requires all derivative instruments to be recorded on the balance sheet at estimated fair value. Changes in the fair value of derivative instruments are to be recorded each period either in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, on the type of hedge transaction. SFAS 133 is effective for the year 2000. The Company is currently evaluating the impact of SFAS 133; at present the Company does not believe it will have a material effect on the consolidated financial position or results of operations.

B. ACQUISITIONS

     In March 1998 the Company acquired 100% of the outstanding stock of Bloomfield Acceptance Company, L.L.C. ("Bloomfield") and Bloomfield Servicing Company, L.L.C. ("Bloomfield Servicing") for 281,818 shares of the Company's common stock valued at approximately $2.1 million. Bloomfield is engaged in the business of the origination of mortgages and real estate lending. Loans originated by Bloomfield primarily consist of fixed rate loans secured by mortgages on commercial property. Bloomfield Servicing was formed to service the loans originated by Bloomfield and other investors.

     In addition to the shares of common stock issued to the former owners of Bloomfield and Bloomfield Servicing, additional consideration of up to $500,000, in the form of the Company's common stock, will be paid to the owners subject to the performance of the merged entities after a two year period following the date of merger.

     Each of the acquisitions was accounted for as a purchase. The results of operations for the year ended September 30, 1998 include the results of operations for each of the acquired companies since the date of their respective acquisitions.

     The aggregate purchase price for the acquisitions completed for the year ended September 30, 1998, was $2.1 million. The purchase price was allocated to the assets acquired and liabilities assumed based on the related fair values at the date of acquisition. The excess of the aggregate purchase price over the fair values of the assets acquired and liabilities assumed has been allocated to goodwill and is being amortized on a straight-line method over 25 years.

     On July 1, 1999 pursuant to a Reorganization Agreement dated as of June 30, 1999 (the "Reorganization Agreement") the Company acquired all of the issued and outstanding stock of Hartger and Willard Mortgage Associates, Inc. ("Hartger & Willard") from DMR Financial Services, Inc. ("DMRFS"), an affiliate of Detroit Mortgage and Realty Company ("DMR"). Pursuant to the terms of the agreement, 66,667 shares of Bingham common stock, without par value, were issued to DMRFS.

     In connection with the acquisition of Hartger & Willard the Company loaned $1.5 million to DMRFS pursuant to a Promissory Note dated July 31, 1999. The loan was guaranteed by DMR and secured by the pledge of the 66,667 shares of Bingham common stock DMRFS received in the acquisition. The Company has the right to cause DMRFS to surrender the pledged shares in full payment of the principal amount of the loan and has demanded their surrender. The effect of this transaction is that the Company has acquired the Hartger & Willard shares for $1.5 million in cash.

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Hartger & Willard acquisition was accounted for as a purchase. The results of operations for the year ended September 30, 1999 include the results of operations for the acquired company since the date of the acquisition.

     The aggregate purchase price for the acquisition of $1.9 million, including expenses of the acquisition, was allocated to the assets acquired and liabilities assumed based on the related fair values at the date of acquisition. The excess of the aggregate purchase price over the fair values of the assets acquired and liabilities assumed has been allocated to goodwill and is being amortized on a straight-line method over 20 years.

     In conjunction with the acquisition in July, 1999, liabilities assumed and other non-cash consideration was as follows (in thousands, unaudited):

Fair value of assets acquired...............................    $ 1,753
Goodwill....................................................        151
Cash paid in consideration and expenses of company
  acquired..................................................     (1,900)
                                                                -------
Liabilities assumed.........................................    $     4
                                                                =======

     The following table summarizes pro forma unaudited results of operations as if the acquisition completed during 1999 had occurred at the beginning of each year presented:

                                                                    SEPTEMBER 30,
                                                                ----------------------
                                                                  1999          1998
                                                                --------       -------
                                                                (IN THOUSANDS, EXCEPT
                                                                 EARNINGS PER SHARE)
Revenues....................................................    $16,933        $8,074
Income (loss) before income taxes...........................      1,158          (521)
Net income (loss)...........................................        733          (400)
Basic earnings (loss) per share.............................    $  0.37        $(0.32)
Diluted earnings (loss) per share...........................       0.34         (0.32)

C. LOANS RECEIVABLE

     The carrying amounts and fair values of loans receivable consisted of the following:

                                                               SEPTEMBER 30,
                                          --------------------------------------------------------
                                                     1999                          1998
                                          --------------------------    --------------------------
                                          BOOK VALUE    MARKET VALUE    BOOK VALUE    MARKET VALUE
                                          ----------    ------------    ----------    ------------
                                                               (IN THOUSANDS)
Manufactured home loans...............     $ 64,501       $ 66,114       $22,674        $24,098
Commercial loans......................       52,904         52,695        65,546         61,722
Accrued interest receivable...........          740            740           440            440
Valuation allowance...................           --             --        (2,400)            --
Reserve for credit loss...............         (258)            --          (185)            --
                                           --------       --------       -------        -------
                                           $117,887       $119,549       $86,075        $86,260
                                           ========       ========       =======        =======

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying amount of loans receivable includes a valuation allowance as a result of the inclusion of the loss on the hedge positions. The entire loss was recovered in 1999. The following table shows the valuation allowance and any related additions or deductions:

                                                                 1999      1998
                                                                ------    ------
                                                                 (IN THOUSANDS)
Balance at beginning of year................................    $2,400    $    0
Recovery adjustment.........................................    (2,400)    2,400
                                                                ------    ------
  Balance at end of year....................................    $   --    $2,400
                                                                ======    ======

     The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term of the loan portfolio:

                                                                       SEPTEMBER 30,
                                                    ----------------------------------------------------
                                                        1999          1998          1999         1998
                                                    ------------    ---------    ----------    ---------
                                                    MANUFACTURED      HOME       COMMERCIAL    MORTGAGE
                                                    ------------    ---------    ----------    ---------
Principal balance loans receivable, net.........     $  64,730      $  22,673    $  53,157     $  63,402
Number of loans receivable......................         2,190            803           20            13
Average loan balance............................     $      29      $      29    $   2,645     $   5,042
Weighted average loan yield.....................         11.33%          10.9%         8.5%          7.6%
Weighted average initial term...................      22 years       22 years    5.8 years     9.7 years

     The following table sets forth the concentration by state of the loan portfolio:

                                                    SEPTEMBER 30,
                      -------------------------------------------------------------------------
                            1999               1998               1999               1998
                      ----------------   ----------------   ----------------   ----------------
                               MANUFACTURED HOME                    COMMERCIAL MORTGAGE
                      -----------------------------------   -----------------------------------
                      PRINCIPAL    %     PRINCIPAL    %     PRINCIPAL    %     PRINCIPAL    %
                      ---------   ----   ---------   ----   ---------   ----   ---------   ----
                            (DOLLARS IN THOUSANDS)                (DOLLARS IN THOUSANDS)
Michigan...........    $25,102    38.9%   $9,177     40.5%   $11,338    21.4%   $29,107    44.4%
Indiana............     10,128    15.7     5,729     25.3         --      --         --      --
Arizona............         --      --        --       --     17,431    32.9      9,953    15.2
Texas..............      5,516     8.6     1,859      8.2      1,807     3.4         --      --
Florida............      6,142     9.5     1,805      8.0      5,980    11.3     14,260    21.8
California.........         --      --        --       --      4,651     8.8      8,504    0.13
Other..............     17,613    27.3     4,104     18.1     11,697    22.1      3,722     5.6

     The manufactured home contracts are collateralized by manufactured homes which range in age from 1963 to 1999, with approximately 60% of the manufactured homes built since 1997.

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth the number and value of loans for various terms for the manufactured home loan portfolio:

                                                                   SEPTEMBER 30,
                                                  ------------------------------------------------
                                                           1999                      1998
                                                  ----------------------    ----------------------
                                                  NUMBER OF    PRINCIPAL    NUMBER OF    PRINCIPAL
                     TERM                           LOANS       BALANCE       LOANS       BALANCE
                     ----                         ---------    ---------    ---------    ---------
                                                               (DOLLARS IN THOUSANDS)
5 or less.....................................         55       $   393         27        $   209
6-10..........................................        210         2,488         88          1,073
11-12.........................................          9           148          9            100
13-15.........................................        274         4,542        104          1,876
16-20.........................................        503        12,603        210          6,020
21-25.........................................      1,102        42,833        363         13,291
26-30.........................................         37         1,494          2            105

     The commercial mortgage loans have amortization terms of between 25 and 30 years. In most cases they also have a hyper-amortization feature that takes effect if the loan is not repaid on its anticipated repayment date. At that time the interest rate increases and any excess cash flows from the project are used to pay down the principal balance.

     Delinquency statistics for the manufactured home loan portfolio are as follows:

                                                   SEPTEMBER 30
                          ---------------------------------------------------------------
                                       1999                             1998
                          ------------------------------   ------------------------------
          DAYS            NO. OF   PRINCIPAL     % OF      NO. OF   PRINCIPAL     % OF
       DELINQUENT         LOANS     BALANCE    PORTFOLIO   LOANS     BALANCE    PORTFOLIO
------------------------  ------   ---------   ---------   ------   ---------   ---------
                                              (DOLLARS IN THOUSANDS)
31-60...................    60      $1,748        2.7%       31       $730         3.2%
61-90...................    20         706        1.1        18        508         2.2
Greater than 90.........    40         988        1.5        16        357         1.6

     No commercial mortgage loans were delinquent as of September 30, 1999 or 1998.

D. ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses and related additions and deductions to the allowance for the years ended September 30, 1999, 1998 and 1997 were as follows:

                                                              1999    1998   1997
                                                              -----   ----   ----
                                                                (IN THOUSANDS)
Balance at beginning of year................................  $ 185   $ 58   $--
Provision for loan losses...................................    653    166    58
Net losses..................................................   (580)   (39)   --
                                                              -----   ----   ---
  Balance at end of year....................................  $ 258   $185   $58
                                                              =====   ====   ===

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

E. SERVICING RIGHTS

     Changes in servicing rights are summarized as follows:

                                                                 1999     1998
                                                                ------    -----
                                                                (IN THOUSANDS)
Balance at beginning of year................................    $  156    $  --
Addition through acquisition of Bloomfield Servicing........        --      552
Purchased servicing rights..................................     1,376      104
Originated serving rights...................................       735       --
Amortization................................................       (94)     (28)
Sales.......................................................       (53)    (472)
                                                                ------    -----
  Balance at end of year....................................    $2,120    $ 156
                                                                ======    =====

     Bloomfield Servicing ("BSC") the Company's loan servicing subsidiary, services commercial real estate loans that Bloomfield Acceptance originates as well as commercial real estate loans on behalf of twenty seven institutional investors. BSC also acts as the sub-servicer on the approximately $80 million of commercial mortgage loans the Company securitized and sold in June 1999. As of September 30, 1999 and 1998, BSC's commercial mortgage loan servicing portfolio totaled approximately $900 million and $374 million respectively.

     BSC also services the manufactured home loans originated by the Company and held in its loan portfolio as well as manufactured home loans originated by the Company and sold with the servicing rights retained. The manufactured home loan servicing portfolio totaled $83 million at September 30, 1999. There were no manufactured home loans serviced by BSC as of September 30, 1998.

F. PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:

                                                                SEPTEMBER 30,
                                                                --------------
                                                                 1999     1998
                                                                ------    ----
                                                                (IN THOUSANDS)
Cost:
  Furniture and fixtures....................................    $  327    $159
  Leasehold improvements....................................        46      33
  Capitalized Software......................................       322     322
  Computer equipment........................................       556     175
                                                                ------    ----
                                                                 1,251     689
Less accumulated depreciation...............................       151      34
                                                                ------    ----
                                                                $1,100    $655
                                                                ======    ====

     Depreciation expense was $116,000 and $33,700 in 1999 and 1998 respectively.

G. DEBT

     In connection with its initial public offering The Company entered into a subordinated loan agreement with Sun. The subordinated loan agreement currently provides for a subordinated debt facility which indebtedness shall be subordinated to all senior debt of the Company. The facility consists of a $4 million term loan with an annual interest rate of 9.75%. As of September 30, 1999 the Company also had a $10 million demand line of credit and an $18 million demand line of credit with Sun, both of which

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

provide for an annual interest rate equal to the one month "Libor" rate plus a spread. At September 30, 1999 the Company had used $32.0 million of the subordinated debt and demand line of credit facilities. In accordance with the subordinated loan agreement the Company issued detachable warrants to Sun covering 400,000 shares of common stock at a price of $10.00 per warrant share. The detachable warrants have a term of seven years and may be exercised at any time after the fourth anniversary of the issuance. In March 1998 the Company's commercial mortgage originating subsidiary entered into a one year master repurchase agreement with a lender to finance fixed rate commercial loans collateralized by real estate. In September of 1998 that agreement was amended to include financing of manufactured home, floor plan and bridge loans. At September 30, 1999 the maximum financing limits on the facility were $50 million for commercial mortgage and bridge loans and $50 million for manufactured home and floor plan loans. The annual interest rate on the facility is a variable rate of interest equal to "LIBOR" plus a spread, dependent on the advance rate and the asset class. The loans are sold at 85-92% of the then current face value, depending on the asset class and certain concentration constraints. The repurchase transactions are for 30 days and may be rolled over for up to nine months.

     At September 30, 1999 and 1998 debt outstanding was as follows:

                                                                   SEPTEMBER 30,
                                                                -------------------
                                                                  1999       1998
                                                                --------    -------
                                                                  (IN THOUSANDS)
Loans sold under agreements to repurchase...................    $ 69,026    $56,900
Demand line of credit.......................................      28,477     17,800
Term loan, net of discount..................................       3,567      3,500
                                                                --------    -------
                                                                $101,070    $78,200
                                                                ========    =======

H. SUN COMMUNITIES AGREEMENT

     As of September 30, 1997 the Company entered into an agreement with Sun Communities. Pursuant to the agreement, options were granted to Sun September 30, 1997 and will vest if, and only if, Sun is a party to and in compliance with the terms of the agreement on the vesting date and on December 31 of the previous year. The options will vest in eight equal annual amounts, each consisting of 41,250 options, on January 31, 2001 through 2008. The options may be exercised at any time after vesting until expiration ten years after the date of vesting. Each option vesting January 31, 2001 to 2003 will entitle the holder to purchase one share of common stock for a purchase price of $10. Each option vesting on January 31, 2004, 2005 and 2006 will entitle the holder to purchase one share of common stock for $12. Each option vesting on January 31, 2007 and 2008 will entitle the holder to purchase one share of common stock for $14.

     The Company recognizes service costs related to the options based on the fair value method as prescribed by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock based Compensation". Fair value is determined using quoted market prices. Service costs are amortized based on the vesting periods of the options. Amortization for the years ended September 30, 1999 and 1998 was $86,400 and $74,700 respectively.

I. STOCK OPTION PLAN

     The Company has stock option plans in which 248,915 shares of common stock have been reserved for issuance as of September 30, 1999. Under the plans, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the administrator of the Company's stock option plan, the Compensation Committee of the Board of Directors or the entire Board of Directors, and options generally have vested

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

over a three-year period from the date of grant. The term of an option may not exceed ten years from the date of grant.

     The Company has adopted the disclosure requirements of Statements of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Accordingly, the fair value of each option granted in 1999 and 1998 was estimated using the Black-Scholes option pricing model based on the assumptions stated below:

                                                                1999       1998
                                                                -----      -----
Estimated weighted average fair value per share of options
  granted...................................................    $4.39      $5.44
Assumptions:
  Annualized dividend yield.................................       --%        --%
  Common stock price volatility.............................    50.16%     44.14%
  Weighted average risk free rate of return.................     5.31%      5.83%
  Weighted average expected option term (in years)..........      6.0        6.0

     The Company has elected to measure compensation cost using the intrinsic value method, in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly since all options are granted at a fixed price not less than the fair market value of the Company's common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under those plans consistent with the methodology of SFAS 123, the pro forma effects on the Company's net income and earnings per share would be as follows:

                                                                 1999                1998
                                                                -------            --------
                                                                  (DOLLARS IN THOUSANDS,
                                                                EXCEPT EARNINGS PER SHARE)
Net income (loss) as reported...............................     $ 776              $ (574)
Stock option compensation cost..............................       346                 143
                                                                 -----              ------
  Pro forma net income (loss)...............................     $ 430              $ (717)
                                                                 =====              ======
Basic income (loss) per share as reported...................     $0.39              $(0.46)
Stock option compensation cost..............................      0.18                0.11
                                                                 -----              ------
  Pro forma earnings (loss) per share.......................     $0.21              $(0.57)
                                                                 =====              ======
Diluted earnings (loss) per share as reported...............     $0.36              $(0.46)
Stock option compensation cost..............................      0.16                0.11
                                                                 -----              ------
  Pro forma fully diluted earnings (loss) per share.........     $0.20              $(0.57)
                                                                 =====              ======

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets forth changes in options outstanding:

                                                           1999                     1998
                                                   ---------------------    ---------------------
                                                               WEIGHTED                 WEIGHTED
                                                   AMOUNT     AVG. PRICE    AMOUNT     AVG. PRICE
                                                   -------    ----------    -------    ----------
Shares under option:
  Outstanding at beginning of year.............    109,900      $10.65           --      $   --
  Granted......................................     29,250       13.19      111,850       10.65
  Forfeited....................................     (1,332)      12.25       (1,950)      13.00
  Canceled.....................................         --          --           --          --
  Exercised....................................         --          --           --          --
                                                   -------      ------      -------      ------
  Outstanding at end of year...................    137,818      $11.15      109,900      $10.65
                                                   =======      ======      =======      ======
  Exercisable at end of year...................     65,917      $10.38       30,000      $10.00

     The following table sets forth details of options outstanding at September 30, 1999 and 1998:

                                                    1999
     ---------------------------------------------------------------------------------------------------
                   OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
     ------------------------------------------------   ------------------------------------------------
                                         WEIGHTED                                           WEIGHTED
                                         AVERAGE                                            AVERAGE
        RANGE OF         NUMBER         REMAINING          RANGE OF         NUMBER         REMAINING
     EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE
     ---------------   -----------   ----------------   ---------------   -----------   ----------------
     $        10.00       85,568        8.17 years      $        10.00      56,926         8.17 Years
              10.25          750        9.92 years               12.50       3,246         9.08 Years
              11.00        2,500        9.83 years               13.00       5,745         8.42 Years
              12.50       10,750        9.17 years
              13.00       21,000        8.42 years
              13.50        9,500        9.75 years
              14.50        6,750        9.58 years
              15.25        1,000        9.25 years
     --------------      -------        ----------      --------------      ------
     $10.00 - 15.25      137,818        8.51 Years      $10.00 - 13.00      65,917         8.24 Years
                         =======        ==========                          ======         ==========

                                                    1998
     ---------------------------------------------------------------------------------------------------
                   OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
     ------------------------------------------------   ------------------------------------------------
                                         WEIGHTED                                           WEIGHTED
                                         AVERAGE                                            AVERAGE
        RANGE OF         NUMBER         REMAINING          RANGE OF         NUMBER         REMAINING
     EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE   EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE
     ---------------   -----------   ----------------   ---------------   -----------   ----------------
     $        10.00       85,900        9.08 Years          $10.00          30,000         9.08 Years
              13.00       24,000        9.42 Years
     --------------      -------        ----------          ------          ------         ----------
     $10.00 - 13.00      109,900        9.15 Years          $10.00          30,000         9.08 Years
                         =======        ==========                          ======         ==========

     There were no options outstanding in 1997.

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

J. FEDERAL INCOME TAXES

     Federal income tax expense consisted of the following:

                                                                1999     1998
                                                                -----    -----
                                                                (IN THOUSANDS)
Current tax provision.......................................    $(473)   $ 683
Deferred tax provision (benefit)............................      914     (902)
                                                                -----    -----
Federal income tax expense (benefit)........................    $ 441    $(219)
                                                                =====    =====

     A reconciliation of the statutory federal income tax rate to the effective income tax rate follows:

                                                                 1999      1998
                                                                ------    ------
Statutory tax rate..........................................    34.00%    (34.00)%
Effect of:
  Nondeductible expenses....................................      2.22        --
  Other.....................................................        --      6.39
                                                                ------    ------
Effective tax rate..........................................    36.22%    (27.61)%
                                                                ======    ======

     There was no federal income tax provision in 1997.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes its deferred tax liabilities and available tax planning strategies will allow for the recovery of total net deferred tax asset. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                1999     1998
                                                                -----    -----
                                                                (IN THOUSANDS)
Deferred Tax Assets:
  Option amortization.......................................    $ 55     $ 25
  Net deferral required by SFAS 91..........................      --      130
  Reserve for loan losses...................................     230       14
  Unrealized loss on mortgage loans.........................      --      816
  Other items, net..........................................     273        5
                                                                ----     ----
       Total deferred tax assets............................     558      990
Deferred Tax Liabilities:
  Net deferral required by SFAS 91..........................     169       --
  Deferred closing costs....................................     148       88
  Gain on sale of servicing rights required by SFAS 125.....     253       --
                                                                ----     ----
       Total deferred tax liabilities.......................     570       88
                                                                ----     ----
Total net deferred tax assets (liabilities).................     (12)     902
                                                                ----     ----
Total net federal income tax assets (liabilities)...........    $(12)    $902
                                                                ====     ====

K. STOCKHOLDERS' EQUITY

     The Company consummated an initial public offering of 1,200,000 shares of common stock on November 19, 1997. The initial offering price was $10.00, which provided approximate proceeds to the Company of $11.2 million. On December 16, 1997, an additional 70,000 shares were issued which provided approximate proceeds to the Company of $651,000.

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Prior to the initial public offering, on October 27, 1997 the Company sold 25,000 shares to Sun Communities for gross proceeds of $250,000.

     In April, 1999 the Company issued 800,330 shares of its common stock in private equity raises. The stock issuances resulted in proceeds of approximately $12 million.

     During the year ended September 30, 1999 the Company issued stock awards of 84,658 restricted shares to executive officers and senior management. Compensation costs related to the awards are being amortized over their respective vesting periods, generally between 3 to 5 years.

L. LITIGATION

     The Company is subject to various claims and legal proceedings arising out of the normal course of business, none of which in the opinion of management are expected to have a material effect on the Company's future financial position, results of operations or cashflows.

M. COMMITMENTS AND CONTINGENCIES

     Lease Commitments: At September 30, 1999 aggregate minimum rental commitments under noncancelable leases having terms of more than one year were $937,000 payable $403,000 (2000), $414,000 (2001), $88,000 (2002) and $31,000
(2004). Total rental expense for the year ended September 30, 1999 and 1998 was $420,000 and $83,000 respectively. These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

     Loan Commitments: At September 30, 1999 and 1998 the Company had commitments to originate manufactured home installment contracts approximating $5.1 million and $4.8 million respectively. Commercial mortgage loan commitments totaled $73.1 and $14.7 million at September 30, 1999 and 1998 respectively.

N. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ACTIVITY

     Financial Instruments: The Company hedges its commercial mortgage loan portfolio as part of its interest rate risk management strategy and as a condition of the related repurchase agreement which finances the portfolio. The Company hedges the interest rate risk on its portfolio by doing forward sales of U.S. Treasury Securities, Treasury locks and forward interest rate swaps.

     The Company classifies these transactions as hedges on specific loan receivables. Any gross unrealized gains or losses on these hedge positions are determined based on quoted market prices and are an adjustment to the basis of the mortgage loan portfolio. They are also used in the lower of cost or market valuation to establish a valuation allowance as shown in Note C.

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table identifies the gross unrealized gains and losses of the hedge positions based on quoted market prices as of September 30, 1999 and 1998:

                                                                                      SEPTEMBER 30,
                                                                              ------------------------------
                                                                                  1999             1998
                                                                              -------------    -------------
                                                                                  GROSS            GROSS
                                                                               UNREALIZED       UNREALIZED
                                                                                  GAINS            GAINS
                 TYPE                         REFERENCE RATE/TREASURY           (LOSSES)         (LOSSES)
                 ----                     --------------------------------    -------------    -------------
                                                                                      (IN THOUSANDS)
Treasury Lock.........................    U.S. Treasury 4.750% -- 11/08           $ 126           $    --
Treasury Lock.........................    U.S. Treasury 5.625% -- 5/08                6                --
Treasury Lock.........................    U.S. Treasury 5.500% -- 5/09                2                --
Treasury Lock.........................    10 Year Treasury                         (146)               --
Interest Rate Swap....................    10 Year Swap                               --            (2,019)
Forward Sale..........................    U.S. Treasury 6.125% -- 8/07               --              (294)
Forward Sale..........................    U.S. Treasury 6.375% -- 8/27               --            (1,649)
Forward Sale..........................    U.S. Treasury 5.500% -- 2/08               --              (321)
Forward Sale..........................    U.S. Treasury 5.625% -- 5/08               --                --

     Loans Sold with Recourse: As of September 30, 1999 and 1998 outstanding principal on manufactured home loans the Company had sold with recourse totaled $27.6 and $11.3 million respectively. The Company is required to repurchase the outstanding principal balance, accrued interest and refund of any purchase premium of any contract that goes into default, as defined in the loan agreement, for the life of the loan.

     Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107 ("SFAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the Balance Sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

     The following table shows the carrying amount and estimated fair values of the Company's Financial instruments:

                                                                          SEPTEMBER 30,
                                                          ----------------------------------------------
                                                                  1999                     1998
                                                          ---------------------    ---------------------
                                                                      ESTIMATED                ESTIMATED
                                                          CARRYING      FAIR       CARRYING      FAIR
                                                           AMOUNT       VALUE       AMOUNT       VALUE
                                                          --------    ---------    --------    ---------
                                                                          (IN THOUSANDS)
                        ASSETS
Cash and equivalents..................................    $    730    $    730     $ 1,979      $ 1,979
Restricted cash.......................................       3,901       3,901       2,253        2,253
Loans receivable......................................     117,887     119,548      86,075       86,260
Other.................................................       6,960       6,960       3,741        3,741
                     LIABILITIES
Advances by mortgages.................................       3,882       3,882       2,238        2,238
Accounts payable and accrued expenses.................       1,474       1,474         636          636
Advances under repurchase agreements..................      69,026      69,026      56,892       56,892
Subordinated debt.....................................       3,567       3,567       3,490        3,490
Note payable..........................................      28,477      28,477      17,848       17,848

                     BINGHAM FINANCIAL SERVICES CORPORATION
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

     Fair values for the Company's loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

     The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

     The fair value of the Company's fixed rate subordinated debt is based on quoted market prices for debt with similar terms and remaining maturities. The fair value of the variable rate date is based on its carrying amount since effective rates reflect current market rates.

O. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        FIRST       SECOND      THIRD       FOURTH
                                                       QUARTER     QUARTER     QUARTER     QUARTER
                                                       --------    --------    --------    --------
                                                        (IN THOUSANDS, EXCEPT EARNINGS PER SHARE)
1999:
Interest income....................................     $2,118      $2,617      $2,521     $ 2,221
Interest expense...................................      1,699       1,841       1,953       1,363
Net income (loss)..................................        764         480         304        (772)
Diluted earnings (loss) per share..................       0.43        0.26        0.13       (0.30)
1998:
Interest income....................................     $  316      $  433      $  819     $ 1,797
Interest expense...................................        151         135         405       1,241
Net income (loss)..................................         22         120         435      (1,151)
Diluted earnings (loss) per share..................       0.04        0.08        0.22       (0.73)
1997:
Interest income....................................     $   --      $   10      $  112     $   158
Interest expense...................................         --          15          70         110
Net (loss).........................................         --         (62)         (3)        (45)

P. SUBSEQUENT EVENTS

     In December 1999, the Company completed the acquisition of Dynex Financial, Inc. (DFI) from Dynex Holding, Inc. (DHI), a subsidiary of Dynex Capital, Inc
(DCI). The Company acquired all of the issued and outstanding stock of DFI and all of the rights to DCI's manufactured home lending business for approximately $4.0 million in cash funded by bank borrowings. DFI specializes in lending to buyers of manufactured homes and has regional and district offices in nine states. In addition DFI provides servicing for manufactured home and land/home loans.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                              AT
                                                              ----------------------------------
                                                              MARCH 31, 2000   DECEMBER 31, 1999
                                                              --------------   -----------------
                                                               (UNAUDITED)
                                             ASSETS

Cash and due from banks.....................................   $ 27,835,912      $ 21,129,803
Interest-earning deposits...................................      5,686,512                --
Time deposits with Federal Home Loan Bank...................         42,786            82,854
                                                               ------------      ------------
Cash and cash equivalents...................................     33,565,210        21,212,657
Securities available for sale...............................    201,915,418       199,870,948
Federal Home Loan Bank stock, at cost.......................      5,868,900         5,868,900
Federal Reserve Bank stock, at cost.........................      1,297,300         1,288,550
Loans.......................................................    288,926,947       275,621,192
Allowance for loan losses...................................     (3,844,578)       (3,584,301)
                                                               ------------      ------------
Net loans...................................................    285,082,369       272,036,891
Accrued interest receivable.................................      3,865,202         4,187,029
Real estate owned...........................................      1,219,275         3,349,516
Premises and equipment, net.................................      4,250,236         4,288,600
Prepaid expenses and other assets...........................      7,578,912         4,543,021
                                                               ------------      ------------
Total assets................................................   $544,642,822      $516,646,112
                                                               ============      ============

              LIABILITIES, PREFERRED STOCK OF SUBSIDIARY AND SHAREHOLDERS' EQUITY

Deposits....................................................   $410,835,377      $400,365,436
Short term borrowings.......................................     71,540,622        55,045,577
Subordinated capital notes..................................      7,470,000         7,475,000
Accrued interest payable....................................        347,448           356,768
Other liabilities...........................................      1,526,110           836,632
                                                               ------------      ------------
Total liabilities...........................................    491,719,557       464,079,413
Commitments and contingencies...............................             --                --
Preferred stock of subsidiary...............................     19,500,398        19,500,398
Shareholders' equity:
Common stock -- par value $1; authorized 6,000,000 shares,
  issued and outstanding 3,517,249 and 3,509,537 shares at
  March 31, 2000 and December 31, 1999, respectively........      3,517,249         3,509,537
Additional paid-in capital..................................     27,228,301        27,201,083
Retained earnings...........................................      5,345,226         4,752,606
Accumulated other comprehensive loss........................     (2,667,909)       (2,396,925)
                                                               ------------      ------------
Total shareholders' equity..................................     33,422,867        33,066,301
                                                               ------------      ------------
Total liabilities, preferred stock of subsidiary and
  shareholders' equity......................................   $544,642,822      $516,646,112
                                                               ============      ============

                 See Notes to Consolidated Financial Statements

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
INTEREST INCOME
Interest on loans...........................................  $6,580,203   $6,714,570
Interest on securities......................................   2,322,851    1,056,975
Other interest and dividends................................     934,771    1,038,405
                                                              ----------   ----------
Total interest income.......................................   9,837,825    8,809,950
                                                              ----------   ----------
INTEREST EXPENSE
Interest on deposits........................................   1,827,767    2,452,657
Interest on Federal Home Loan Bank advances and other
  borrowings................................................   1,178,629      158,844
                                                              ----------   ----------
Total interest expense......................................   3,006,396    2,611,501
                                                              ----------   ----------
Net interest income.........................................   6,831,429    6,198,449
Provision for loan losses...................................     555,000      400,000
                                                              ----------   ----------
Net interest income after provision for loan losses.........   6,276,429    5,798,449
                                                              ----------   ----------
NON INTEREST INCOME
Deposit account service charges.............................     938,365      739,284
Loan fees...................................................      57,186      178,574
Net gain (loss) on sale of assets...........................    (147,841)      64,045
Investment products.........................................      35,279       33,197
Other.......................................................     118,049      111,455
                                                              ----------   ----------
Total non interest income...................................   1,001,038    1,126,555
                                                              ----------   ----------
NON INTEREST EXPENSE
Compensation and benefits...................................   2,859,927    2,796,880
Occupancy and equipment.....................................     817,103      845,902
Advertising.................................................     147,362      198,118
Federal insurance premiums..................................      52,705       98,120
Defaulted loan expense......................................     285,319      252,296
Communication expense.......................................     157,762      185,908
Outside service expense.....................................     615,697      366,741
Other.......................................................     693,816      765,599
                                                              ----------   ----------
Total non interest expense..................................   5,629,691    5,509,564
                                                              ----------   ----------
Income before provision for federal income taxes............   1,647,776    1,415,440
Provision for federal income taxes..........................     359,265      269,007
                                                              ----------   ----------
Net income before preferred stock dividends.................   1,288,511    1,146,433
Preferred stock dividends of subsidiary.....................     450,225      450,225
                                                              ----------   ----------
Net income..................................................  $  838,286   $  696,208
                                                              ==========   ==========
INCOME PER SHARE
Shares outstanding
  Basic.....................................................   3,517,249    3,507,107
  Diluted...................................................   3,564,632    3,561,605
Income per common share
  Basic.....................................................  $     0.24   $     0.20
  Diluted...................................................  $     0.24   $     0.20

                 See Notes to Consolidated Financial Statements

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

                                                               THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              --------------------
                                                                2000        1999
                                                              ---------   --------
Net Income..................................................  $ 838,286   $696,208
  Other comprehensive income (loss), net of tax:
     Unrealized gains/(losses) on securities:
       Unrealized holding gains/(losses) arising during
        period..............................................   (270,984)    90,174
       Less: reclassification adjustment for gains included
        in net income.......................................         --     42,269
                                                              ---------   --------
       Other comprehensive income/(loss)....................   (270,984)    47,905
                                                              ---------   --------
Comprehensive income........................................  $ 567,302   $744,113
                                                              =========   ========

                 See Notes to Consolidated Financial Statements

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                       MARCH 31,
                                                              ---------------------------
                                                                  2000           1999
                                                              ------------   ------------
OPERATING ACTIVITIES
Net income..................................................  $    838,286   $    696,208
Adjustments to reconcile net income to cash provided by
  operating activities:
  Provision for loan losses.................................       555,000        400,000
  Depreciation and amortization.............................       376,566        158,895
  Gain on sale of securities................................            --        (64,045)
  Net deferral of loan origination cost.....................        44,909         30,913
Decrease(increase) in accrued interest receivable...........       321,827        (68,036)
Decrease(increase) in amortization on securities............       239,063       (231,422)
Increase in prepaid expenses and other assets...............    (2,896,250)    (1,068,416)
Increase in accrued interest payable; deferred taxes and
  other liabilities.........................................       680,158      1,656,563
                                                              ------------   ------------
Total adjustments...........................................      (678,727)       814,452
                                                              ------------   ------------
Net cash provided by operating activities...................       159,559      1,510,660
INVESTING ACTIVITIES
Purchase of securities available for sale...................    (6,835,706)   (49,654,959)
Proceeds from sales of securities available for sale........            --     16,979,136
Proceeds from maturities and paydowns of securities
  available for sale........................................     4,141,592      5,242,254
Net (increase)decrease in loans.............................   (13,603,281)    36,449,152
Proceeds from the sale of real estate owned.................     2,088,135        231,785
Capital expenditures........................................      (338,246)       (50,394)
Purchase of Federal Reserve Bank stock......................        (8,750)            --
                                                              ------------   ------------
Net cash (used in) provided by investing activities.........   (14,556,256)     9,196,974
FINANCING ACTIVITIES
Net increase in deposits....................................    10,469,941      2,094,382
Increase in short term borrowings and subordinated capital
  notes.....................................................    16,490,045            905
Exercise of common stock options............................        34,930         84,122
Cash dividends paid on common stock.........................      (245,666)      (245,499)
                                                              ------------   ------------
Net cash provided by financing activities...................    26,749,250      1,933,910
                                                              ------------   ------------
Net increase in cash and cash equivalents...................    12,352,553     12,641,544
Beginning cash and cash equivalents.........................    21,212,657     72,520,046
                                                              ------------   ------------
Ending cash and cash equivalents............................  $ 33,565,210   $ 85,161,590
                                                              ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest..................................................  $  1,874,371   $  2,527,045
  Federal income taxes......................................            --        300,000
Non-cash investing and financing activities
     Transfer from loans to real estate owned (net).........            --      1,754,746

                 See Notes to Consolidated Financial Statements

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying consolidated financial statements of Franklin Bank N.A. and its subsidiaries ("Franklin" or the "Bank") have been prepared in accordance with the instructions for Form 10-Q. Accordingly, they do not include all information and footnotes necessary for a fair presentation of consolidated financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. The statements do, however, include all adjustments (consisting of normal recurring accruals) which management considers necessary for a fair presentation of the interim periods.

     For further information, refer to the audited consolidated financial statements and footnotes thereto included elsewhere in this document.

     The results of operations for the three-month period ended March 31, 2000 are not necessarily indicative of the results to be expected for the year ended December 31, 2000.

     The Consolidated Statement of Financial Condition as of December 31, 1999 has been derived from the audited Consolidated Statement of Financial Condition as of that date.

2. INCOME PER SHARE:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
NUMERATOR
Net income..................................................  $  838,286   $  696,208
Numerator for basic and diluted income per share
  Income available for common shareholders..................  $  838,286   $  696,208
                                                              ----------   ----------
DENOMINATOR
Denominator for basic income per share -- weighted average
  shares....................................................   3,512,108    3,507,107
Employee stock options......................................      52,524       54,498
                                                              ----------   ----------
Denominator for diluted income per share -- adjusted
  weighted average shares...................................   3,564,632    3,561,605
                                                              ==========   ==========
Basic income per share......................................  $     0.24   $     0.20
Diluted income per share....................................  $     0.24   $     0.20

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

3. LOANS, NONPERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES:

     Loans at March 31, 2000 and December 31, 1999 consisted of the following:

                                                                         AT
                                                              -------------------------
                                                              MARCH 31,    DECEMBER 31,
                                                                 2000          1999
                                                              ----------   ------------
NONACCRUAL LOANS
Commercial..................................................  $   58,835    $   63,393
Commercial mortgage.........................................     807,713       807,713
                                                              ----------    ----------
Total nonaccrual loans......................................     866,548       871,106
                                                              ----------    ----------
ACCRUING LOANS PAST DUE 90 DAYS OR MORE
Commercial..................................................   1,107,652       141,029
Residential mortgage........................................   1,743,508       469,080
Home equity.................................................      27,629            --
Consumer....................................................     261,992       257,868
Lease financing.............................................     273,649       357,639
                                                              ----------    ----------
Total.......................................................   3,414,430     1,225,616
                                                              ----------    ----------
Total nonperforming loans...................................   4,280,978     2,096,722
                                                              ----------    ----------
REAL ESTATE OWNED
Commercial mortgage.........................................     891,000       891,000
Residential mortgage........................................     328,275     2,458,516
                                                              ----------    ----------
Total real estate owned.....................................   1,219,275     3,349,516
Other repossessed assets....................................      15,000        14,580
                                                              ----------    ----------
Total nonperforming assets..................................  $5,515,253    $5,460,818
                                                              ==========    ==========
TOTAL NONACCRUAL LOANS AND REAL ESTATE OWNED AS A PERCENTAGE
  OF:
  Total assets..............................................        0.38%         0.82%
  Loans and real estate owned...............................        0.73          1.51
TOTAL NONPERFORMING ASSETS AS A PERCENTAGE OF:
  Total assets..............................................        1.01%         1.06%
  Loans and real estate owned...............................        1.93          1.96

     The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as bad debt expense, if reductions, or otherwise as reductions in bad debt expense.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     The following table summarizes changes in the allowance for loan losses arising from loans charged off, recoveries of loans previously charged off and additions to the allowance which have been charged to expense:

                                                                THREE MONTHS ENDED
                                                                     MARCH 31,
                                                              -----------------------
                                                                 2000         1999
                                                              ----------   ----------
Balance at beginning of period..............................  $3,584,301   $4,532,756
Provision for loan losses...................................     555,000      400,000
CHARGE-OFFS:
Commercial..................................................      76,254      658,194
Consumer....................................................      70,304       77,418
Overdraft...................................................      17,470       81,327
Lease financing.............................................     382,730      678,955
                                                              ----------   ----------
Total charge-offs...........................................     546,758    1,495,894
RECOVERIES:
Commercial..................................................      21,585       27,882
Consumer....................................................       2,166           --
Residential mortgage........................................          --       28,657
Overdraft...................................................       8,335        9,036
Lease financing.............................................     219,950      243,683
                                                              ----------   ----------
Total recoveries............................................     252,036      309,258
                                                              ----------   ----------
Net charge-offs.............................................     294,723    1,186,636
                                                              ----------   ----------
Balance at end of period....................................  $3,844,578   $3,746,120
                                                              ==========   ==========
Allowance as a percentage of:
  Loans.....................................................        1.33%        1.32%
  Nonperforming loans.......................................       89.81       219.62
  Nonperforming assets......................................       69.71        59.27
  Net charge-offs (annualized)..............................      326.12        78.92
Net charge-offs to average loans outstanding (annualized)...        0.42         1.64

     Information regarding impaired loans is as follows:

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                 2000        1999
                                                              ----------   --------
Average investment in impaired loans........................  $1,603,692   $246,361
Interest income recognized on impaired loans on cash
  basis.....................................................          --      2,221

                                                               THREE MONTHS ENDED
                                                                    MARCH 31,
                                                              ---------------------
                                                                 2000        1999
                                                              ----------   --------
Balance of impaired loans...................................  $1,600,654   $915,427
Less portion of which no allowance for loan losses is
  allocated.................................................      95,423    821,607
Portion of impaired loan balances for which an allowance for
  credit losses is allocated................................   1,505,231     93,820
Portion of allowance for loan losses allocated to the
  impaired loan balances....................................     535,943     26,501

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders -- Franklin Bank, N.A.

     We have audited the accompanying consolidated statements of financial condition of Franklin Bank, N.A. as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Franklin Bank, N.A. as of December 31, 1999 and 1998, and the consolidated results of its operations and its consolidated cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            /s/ GRANT THORNTON LLP

Southfield, Michigan
January 28, 2000, except for note 16 as to which the date is March 20, 2000

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                          AT DECEMBER 31,
                                                                    ---------------------------
                                                           NOTES        1999           1998
                                                           ------   ------------   ------------
                                            ASSETS
Cash and due from banks..................................           $ 21,129,803   $ 19,098,168
Interest-earning deposits................................                     --        120,814
Time deposits with Federal Home Loan Bank................                 82,854     53,301,064
                                                                    ------------   ------------
Cash and cash equivalents................................             21,212,657     72,520,046
Securities available for sale............................       3    199,870,948     87,245,054
Federal Home Loan Bank stock, at cost....................              5,868,900      5,868,900
Federal Reserve Bank stock, at cost......................              1,288,550      1,267,700
Loans held for sale, at market...........................                     --     29,522,093
Loans....................................................            275,621,192    293,310,548
Allowance for loan losses................................             (3,584,301)    (4,532,756)
                                                                    ------------   ------------
Net loans................................................  2,6,12    272,036,891    318,299,885
Accrued interest receivable..............................              4,187,029      3,442,056
Real estate owned........................................              3,349,516      2,563,103
Premises and equipment, net..............................       8      4,288,600      4,823,852
Prepaid expenses and other assets........................      10      4,543,021      7,231,894
                                                                    ------------   ------------
          Total assets...................................           $516,646,112   $503,262,490
                                                                    ============   ============

              LIABILITIES, PREFERRED STOCK OF SUBSIDIARY AND SHAREHOLDERS' EQUITY

Deposits.................................................       4   $400,365,436   $441,539,221
Short-term borrowings....................................       6     55,045,577             --
Accrued interest payable.................................                356,768        469,243
Subordinated capital notes...............................       9      7,475,000      7,475,000
Other liabilities........................................                836,632        994,786
                                                                    ------------   ------------
Total liabilities........................................            464,079,413    450,478,250
Commitments and contingencies............................      14             --             --
Preferred stock of subsidiary............................       1     19,500,398     19,500,398
Shareholders' equity.....................................  7,9,11
Common stock -- par value $1; authorized 6,000,000
  shares, issued and outstanding 3,509,537 and 3,507,107
  shares at December 31, 1999 and 1998, respectively.....              3,509,537      3,507,107
Additional paid-in capital...............................             27,201,083     27,183,731
Retained earnings........................................              4,752,606      2,778,807
Accumulated other comprehensive loss.....................             (2,396,925)      (185,803)
                                                                    ------------   ------------
          Total shareholders' equity.....................             33,066,301     33,283,842
                                                                    ------------   ------------
          Total liabilities, preferred stock of
            subsidiary and shareholders' equity..........           $516,646,112   $503,262,490
                                                                    ============   ============

                See notes to consolidated financial statements.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                YEARS ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                 NOTES      1999          1998          1997
                                                 -----   -----------   -----------   -----------
INTEREST INCOME
Interest on loans..............................          $26,152,460   $34,109,834   $36,726,583
Interest on securities.........................            6,820,094     2,527,794     2,506,041
Other interest and dividends...................            3,678,298     3,162,781     1,308,570
                                                         -----------   -----------   -----------
          Total interest income................           36,650,852    39,800,409    40,541,194
                                                         -----------   -----------   -----------
INTEREST EXPENSE
Interest on deposits...........................    5       8,997,832    11,883,285    13,570,005
Interest on other borrowings...................    6       1,494,697       922,840     2,249,672
                                                         -----------   -----------   -----------
          Total interest expense...............           10,492,529    12,806,125    15,819,677
                                                         -----------   -----------   -----------
Net interest income............................           26,158,323    26,994,284    24,721,517
Provision for loan losses......................    2       1,226,000     4,335,000     6,600,000
                                                         -----------   -----------   -----------
          Net interest income after provision
            for loan losses....................           24,932,323    22,659,284    18,121,517
                                                         -----------   -----------   -----------
NON INTEREST INCOME
Deposit account service charges................            3,177,308     2,509,086     2,741,358
Loan fees......................................              201,994       759,429       715,169
Net gain on sales of securities................    3         202,542       221,507       313,126
Net gain/(loss) on sale of loans...............              (37,108)      157,919         7,445
Other..........................................              609,002       527,734       381,797
                                                         -----------   -----------   -----------
          Total non interest income............            4,153,738     4,175,675     4,158,895
                                                         -----------   -----------   -----------
NON INTEREST EXPENSE
Compensation and benefits......................           11,202,162    10,322,377     9,573,975
Occupancy and equipment........................            3,440,771     3,450,879     2,894,287
Advertising....................................              827,832       788,557       841,218
Federal insurance premiums.....................              383,373       385,623       370,334
Defaulted loan expense.........................            1,439,860     1,280,113     1,003,806
Communication expense..........................              707,636       700,329       636,227
Outside services...............................            2,132,449     1,793,988     1,773,773
Other..........................................            2,987,123     2,634,195     2,412,677
                                                         -----------   -----------   -----------
          Total non interest expense...........           23,121,206    21,356,061    19,506,297
                                                         -----------   -----------   -----------
Income before provision for federal income
  taxes........................................            5,964,855     5,478,898     2,774,115
Provision for federal income taxes.............   10       1,207,653     1,048,990       682,941
                                                         -----------   -----------   -----------
Net income before preferred stock dividends....            4,757,202     4,429,908     2,091,174
                                                         -----------   -----------   -----------
Preferred stock dividends of subsidiary........            1,800,900     1,801,447        49,340
                                                         -----------   -----------   -----------
          Net income...........................          $ 2,956,302   $ 2,628,461   $ 2,041,834
                                                         ===========   ===========   ===========
INCOME PER COMMON SHARE
  Basic........................................          $      0.84   $      0.75   $      0.59
  Diluted......................................          $      0.83   $      0.72   $      0.56

                See notes to consolidated financial statements.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                YEARS ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1999          1998         1997
                                                          -----------   ----------   ----------
NET INCOME..............................................  $ 2,956,302   $2,628,461   $2,041,834
Other comprehensive income/(loss), net of tax:
Unrealized gains/(losses) on securities:
  Unrealized holding gains/(losses) arising during
     period.............................................   (2,077,444)    (117,171)      86,270
  Less: Reclassification adjustment for gains included
     in net income......................................      133,678      146,195      206,663
                                                          -----------   ----------   ----------
Other comprehensive loss................................   (2,211,122)    (263,366)    (120,393)
                                                          -----------   ----------   ----------
Comprehensive income....................................  $   745,180   $2,365,095   $1,921,441
                                                          ===========   ==========   ==========

                See notes to consolidated financial statements.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               ACCUMULATED
                                                ADDITIONAL        OTHER                         TOTAL
                                     COMMON       PAID-IN     COMPREHENSIVE    RETAINED     SHAREHOLDERS'
                                     STOCK        CAPITAL     INCOME/(LOSS)    EARNINGS        EQUITY
                                   ----------   -----------   -------------   -----------   -------------
BALANCE AT JANUARY 1, 1997.......  $3,315,545   $24,179,756    $   197,956    $ 2,642,260    $30,335,517
Net income.......................          --            --             --      2,041,834      2,041,834
Cash dividends on common stock
  ($0.24 per share)..............          --            --             --       (799,166)      (799,166)
Common stock dividend............     166,618     2,811,679             --     (2,978,297)
Exercise of options..............      16,822        96,165             --             --        112,987
Change in accumulated other
  comprehensive income...........          --            --       (120,393)            --       (120,393)
                                   ----------   -----------    -----------    -----------    -----------
BALANCE AT DECEMBER 31, 1997.....   3,498,985    27,087,600         77,563        906,631     31,570,779
Net income.......................          --            --             --      2,628,461      2,628,461
Cash dividends on common stock
  ($0.21 per share)..............          --            --             --       (735,458)      (735,458)
Common stock dividend (fractional
  shares)........................        (244)       16,679             --        (20,827)        (4,392)
Exercise of options..............       8,366        79,452             --             --         87,818
Change in accumulated other
  comprehensive income...........          --            --       (263,366)            --       (263,366)
                                   ----------   -----------    -----------    -----------    -----------
BALANCE AT DECEMBER 31, 1998.....   3,507,107    27,183,731       (185,803)     2,778,807     33,283,842
Net income.......................          --            --             --      2,956,302      2,956,302
Cash dividends on common stock
  ($0.28 per share)..............          --            --             --       (982,503)      (982,503)
Exercise of options..............       2,430        17,352             --             --         19,782
Change in accumulated other
  comprehensive loss.............          --            --     (2,211,122)            --     (2,211,122)
                                   ----------   -----------    -----------    -----------    -----------
BALANCE AT DECEMBER 31, 1999.....  $3,509,537   $27,201,083    $(2,396,925)   $ 4,752,606    $33,066,301
                                   ==========   ===========    ===========    ===========    ===========

                See notes to consolidated financial statements.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                          1999            1998            1997
                                                      -------------   -------------   ------------
OPERATING ACTIVITIES
Net income..........................................  $   2,956,302   $   2,628,461   $  2,041,834
Adjustments to reconcile net income to cash provided
  by operating activities:
  Provision for loan losses.........................      1,226,000       4,335,000      6,600,000
  Depreciation and amortization.....................      1,658,359       1,753,323      1,397,831
  Gain on sale of assets............................       (165,434)       (379,426)      (334,720)
  Net deferral of loan origination cost/(fees)......        310,980         (51,684)        (1,103)
  Amortization/(accretion) on securities............      1,103,699      (1,294,067)       399,041
  (Increase)/decrease in accrued interest
     receivable.....................................       (744,973)       (390,744)       957,162
  Decrease/(increase) prepaid expenses and other
     assets.........................................      3,850,928         500,265     (3,111,788)
  (Decrease)/increase accrued interest payable,
     deferred taxes and other liabilities...........       (270,629)     (2,631,321)     1,615,501
                                                      -------------   -------------   ------------
          Total adjustments.........................      6,968,930       1,841,346      7,521,924
                                                      -------------   -------------   ------------
Net cash provided by operating activities...........      9,925,232       4,469,807      9,563,758
INVESTING ACTIVITIES
  Purchases of securities available for sale........   (175,044,242)   (176,986,880)   (18,652,083)
  Proceeds from sales of securities available for
     sale...........................................     32,863,974      74,043,207     53,504,184
  Proceeds from maturities and paydowns of
     securities available for sale..................     25,303,033      29,559,215      1,478,636
  Net decrease in loans.............................     42,618,601      51,954,561      7,610,353
  Proceeds from the sale of real estate owned.......      1,283,890       3,171,084          7,667
  Capital expenditures..............................     (1,146,098)     (1,753,082)    (1,077,201)
Purchase of Federal Home Loan Bank stock............             --              --       (715,700)
Purchase of Federal Reserve Bank stock..............        (20,850)       (442,550)       (52,700)
                                                      -------------   -------------   ------------
Net cash provided by/(used in) investing
  activities........................................    (74,141,692)    (20,454,445)    42,103,156
FINANCING ACTIVITIES
  Net (decrease)/increase in deposits...............    (41,173,785)        781,571     38,867,668
  Decrease in Federal Home Loan Bank advances.......                                   (24,000,000)
  Proceeds from/(repayment of) repurchase
     agreements.....................................     55,045,577                    (29,612,500)
  Cash dividends paid on common stock...............       (982,503)       (739,850)      (799,166)
  Exercise of common stock options..................         19,782          87,818        112,987
  Proceeds from the sale of preferred stock of
     subsidiary.....................................                        (67,553)    19,567,951
                                                      -------------   -------------   ------------
Net cash from financing activities..................     12,909,071          61,986      4,136,940
                                                      -------------   -------------   ------------
Net increase/(decrease) in cash and cash
  equivalents.......................................    (51,307,389)    (15,922,652)    55,803,854
                                                      -------------   -------------   ------------
Beginning cash and cash equivalents.................     72,520,046      88,442,698     32,638,844
                                                      -------------   -------------   ------------
Ending cash and cash equivalents....................  $  21,212,657   $  72,520,046   $ 88,442,698
                                                      =============   =============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest..........................................  $   9,139,297   $  12,007,132   $ 15,917,158
  Federal income taxes..............................      1,311,623         575,000      1,389,604
Non-cash investing and financing activities:
  Transfer from loans to real estate owned (net)....      2,518,344       1,429,583      5,139,897

                See notes to consolidated financial statements.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization -- Franklin Bank, N.A. ("the Bank") is a nationally chartered commercial bank, and a member of the Federal Reserve Bank ("FRB") System and the Federal Home Loan Bank ("FHLB") System. As a member of these systems, the Bank maintains a required investment in capital stock of the FRB of Chicago and the FHLB of Indianapolis.

     Deposits are insured by the Savings Association Insurance Fund ("SAIF") within certain limitations, as administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank operates three branches along with its main office branch in the communities of Southfield, Birmingham, and Grosse Pointe Woods, Michigan. The Bank is engaged in the business of commercial and retail banking. The majority of the Bank's income is derived from commercial and to a lesser extent retail business lending activities and investments.

     Principles of Consolidation -- The consolidated financial statements consist of the accounts of Franklin Bank, N.A. and its wholly owned subsidiaries, Franklin Home Lending Group, Ben Properties and Franklin Finance Corporation. Significant intercompany balances and transactions have been eliminated.

     Preferred Stock of Subsidiary -- In December 1997, Franklin Finance Corporation ("the Company"), a wholly owned subsidiary of Franklin Bank, N.A. issued 2,070,000 shares of 8.70% Noncumulative Exchangeable Preferred Stock, Series A ("Series A Preferred Shares"), with a liquidation preference of $10 per share. The Company is a real estate investment trust established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on Series A Preferred Shares are noncumulative, are payable quarterly in arrears, and commenced on December 31, 1997.

     The Series A Preferred Shares are generally not redeemable prior to December 22, 2002. On or after such date, the Series A Preferred Shares may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $10 per share, plus accrued and unpaid dividends, if any, thereon. The Series A Preferred Shares are treated as regulatory capital for the Bank. The Series A Preferred Shares are not subject to any sinking fund or mandatory redemption and are not convertible into any other securities of the Bank or any of its subsidiaries.

     Securities -- The Bank classifies securities into held to maturity, available for sale and trading categories. Held to maturity securities are those which management has the positive intent and the Bank has the ability to hold to maturity, and are reported at amortized cost. Available for sale securities are those which the Bank may decide to sell if needed for liquidity, asset/liability management or other reasons. Available for sale securities are reported at fair value, with unrealized gains or losses included as a separate component of other comprehensive income or loss. Trading securities are bought principally for sale in the near term, and are reported at fair value with unrealized gains or losses included in earnings. There were no securities classified as trading or held to maturity at December 31, 1999 or 1998.

     Realized gains or losses are determined based on the amortized cost of the specific security sold. Interest and dividend income is adjusted by amortization of purchase premium or discount and are included in income.

     Loans and Allowance for Loan Losses -- Loans, for which management has the intent and the Bank has the ability to hold for the foreseeable future, until maturity or payoff, are reported at their outstanding, unpaid principal balances, reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans. Loans held for sale are reported at the lower of cost or fair value.

     The allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. Management's determination of the adequacy of the allowance is

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES
based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, amount and composition of the loan portfolio and other factors. The allowance is increased by provisions for loan losses charged to income and reduced by net charge-offs.

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. Smaller balance homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

     The carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and recognized as income when received. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in the provision for loan losses.

     Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Fees received for originating loans for other institutions are recognized as income when the services are performed.

     Real Estate Owned -- Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value minus estimated costs to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of the (1) new cost basis or (2) fair value minus estimated costs to sell. Revenue and expenses from operations are included in defaulted loan expense, and additions to the valuation allowance are included in other expense.

     Premises and Equipment -- Premises and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated lives of the assets.

     Statements of Cash Flows -- For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the consolidated statements of financial condition caption "Cash and cash equivalents." These items have original maturities of ninety days or less.

     Income per Common Share -- Basic income per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock or resulted in the issuance of common stock that then shared income of the entity.

     Comprehensive Income -- The Financial Accounting Standards Board (FASB) has issued SFAS No. 130, "Comprehensive Income." The Statement requires that entities present items of other comprehensive income in a financial statement with the same prominence as other financial statements. Other comprehensive loss consists solely of unrealized gains or losses, net of deferred taxes, on investment securities available for sale.

     Dividends -- The payment of dividends on the Bank's common shares (if any) is limited by applicable law and regulations promulgated by the Office of the Comptroller of the Currency ("OCC").

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

The indenture relating to the Bank's subordinated capital notes also contains certain limitations on the payment of dividends in the event of default.

     Income Taxes -- The Bank records income tax expense based on the amount of taxes due on its return plus changes in deferred taxes, computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     Stock Dividends -- The Bank accounts for stock dividends by capitalizing retained earnings in an amount equal to the fair value of the additional shares issued. All per share amounts are retroactively adjusted for stock dividends.

     Use of Estimates in Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Estimates that are more susceptible to change in the near term include the allowance for loan loss and the fair value of securities available for sale and certain financial instruments.

     Issued But Not Yet Adopted Accounting Standards -- The Financial Accounting Standards Board (FASB) has issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The statement is effective in 2001 for the Bank; however, management does not expect this pronouncement to have a significant impact on the Bank's financial position.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

2. LOANS

                                                                 AT DECEMBER 31,
                                                           ---------------------------
                                                               1999           1998
                                                           ------------   ------------
Lease financing -- held for sale.........................  $         --   $ 29,522,093
                                                           ------------   ------------
Loans held for investment
  Real estate:
  Single family mortgage.................................    26,734,995     29,599,137
  Home equity............................................     7,100,232      6,309,710
  Commercial mortgage....................................    96,699,000     83,848,700
  Construction...........................................    56,243,443     37,451,843
Lease financing..........................................    18,057,354     58,592,211
Commercial...............................................    72,817,554     75,821,089
Consumer.................................................    14,031,454     18,527,699
                                                           ------------   ------------
Total loans held for investment..........................   291,684,032    310,150,389
Less:
  Undisbursed construction funds.........................    14,542,501      9,757,530
  Unamortized discounts on purchased loans...............       188,335        220,962
  Unamortized discounts on lease financing...............     1,563,500      6,781,865
  Unamortized net loan expenses/(fees)...................      (231,496)        79,484
                                                           ------------   ------------
Loans held for investment................................   275,621,192    293,310,548
                                                           ------------   ------------
Loans....................................................   275,621,192    322,832,641
Allowance for loan losses................................     3,584,301      4,532,756
                                                           ------------   ------------
Net loans................................................  $272,036,891   $318,299,885
                                                           ============   ============

ALLOWANCE FOR LOAN LOSSES

                                                         YEARS ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1999         1998         1997
                                                   ----------   ----------   ----------
Balance at beginning of year.....................  $4,532,756   $3,180,810   $3,199,549
Provision for loan losses........................   1,226,000    4,335,000    6,600,000
CHARGE-OFFS:
  Commercial.....................................   1,088,866    2,210,799    2,302,191
  Residential....................................          --      139,379           --
  Overdrafts.....................................     325,000      502,488    2,956,478
  Consumer.......................................     235,340      153,738      190,751
  Lease financing................................   2,205,254    2,082,039    2,063,781
                                                   ----------   ----------   ----------
Total charge-offs................................   3,854,460    5,088,443    7,513,201
                                                   ----------   ----------   ----------
RECOVERIES:
  Commercial.....................................     190,751      110,272      107,827
  Residential....................................       1,500       12,736        1,327
  Overdrafts.....................................     391,202    1,196,947      142,515
  Consumer.......................................      85,626       88,346       72,050
  Lease financing................................   1,010,926      697,088      570,743
                                                   ----------   ----------   ----------
Total recoveries.................................   1,680,005    2,105,389      894,462
                                                   ----------   ----------   ----------
Net charge-offs..................................   2,174,455    2,983,054    6,618,739
                                                   ----------   ----------   ----------
Balance at end of year...........................  $3,584,301   $4,532,756   $3,180,810
                                                   ==========   ==========   ==========

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     At December 31, 1999 and 1998, the balance of impaired loans was $871,106 and $101,653, respectively. Of this amount, $781,081 and $0 in impaired loans required no allowance for loan loss allocation at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998 the remaining impaired loans of $90,025 and $101,653 had $18,551 and $25,760 of the allowance for loan losses allocated to them, respectively, although the entire allowance remains available for charge-offs of any loan.

     The average balance of impaired loans for 1999 and 1998 was $881,387 and $633,677, respectively. Interest income recognized on impaired loans during 1999 and 1998 was $34,456 and $14,318, respectively. All of the interest income was recognized on a cash basis.

     Nonaccrual loans at December 31, 1999 and 1998 amounted to $871,106 and $0, respectively and are included in impaired loans.

     At December 31, 1999 and 1998, the Bank serviced whole loans and participations sold to others totaling approximately $937,259 and $4.6 million, respectively.

     A large percentage of the Bank's portfolio of loans is comprised of loans collateralized by commercial or residential real estate, substantially all of which are located in southeastern Michigan.

     At December 31, 1998, the Bank had $29.5 million in lease financing loans held for sale.

3. DEBT AND EQUITY SECURITIES

                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED
                                            AMORTIZED COST     GAINS        LOSSES      FAIR VALUE
                                            --------------   ----------   ----------   ------------
SECURITIES AVAILABLE FOR SALE
December 31, 1999:
  Mortgage-backed securities..............   $ 98,513,186     $49,751     $2,405,966   $ 96,156,971
  U.S. Government and agency securities...     55,880,442      38,254        826,569     55,092,127
  Corporate bonds.........................     49,109,025          --        487,175     48,621,850
                                             ------------     -------     ----------   ------------
Total.....................................   $203,502,653     $88,005     $3,719,710   $199,870,948
                                             ============     =======     ==========   ============
December 31, 1998:
  Mortgage-backed securities..............   $ 45,441,590     $ 1,906     $  345,808   $ 45,097,688
  U.S. Government and agency securities...     17,660,601      66,543          1,915     17,725,229
  Municipal securities....................     24,424,384      12,562         14,809     24,422,137
                                             ------------     -------     ----------   ------------
Total.....................................   $ 87,526,575     $81,011     $  362,532   $ 87,245,054
                                             ============     =======     ==========   ============

     Gross realized gains, losses and proceeds on sales of securities available for sale were:

                                                               YEARS ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Gross realized gains on U.S. Government and agency
  securities..........................................  $        --   $        --   $   200,731
Gross realized gains on mortgage-backed securities....      102,634       118,022       112,395
Gross realized gains on municipal securities..........           --        94,641            --
Gross realized gains on corporate bonds...............       99,908         8,844            --
Gross proceeds from the sale of available for sale
  securities..........................................   32,863,974    74,043,207    53,504,184

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     The scheduled maturities of available for sale securities at December 31, 1999 were as follows:

                                                           AMORTIZED COST    FAIR VALUE
                                                           --------------   ------------
Mortgage-backed securities due within one year...........   $  7,030,696    $  7,033,102
Mortgage-backed securities due after one through five
  years..................................................     89,130,766      86,925,123
Mortgage-backed securities due after five through ten
  years..................................................        624,819         588,849
Mortgage-backed securities due after ten years...........      1,726,905       1,609,897
U.S. Government and agency securities due within one
  year...................................................     10,061,358       9,864,500
U.S. Government and agency securities due after one
  through five years.....................................     38,052,015      37,422,304
U.S. Government and agency securities due after five
  through ten years......................................      7,767,069       7,805,323
Corporate bonds due within one year......................     21,111,127      21,004,675
Corporate bonds due after one through five years.........     27,997,898      27,617,175
                                                            ------------    ------------
Total....................................................   $203,502,653    $199,870,948
                                                            ============    ============

     At December 31, 1999 and 1998, securities of $110.3 million and $3.9 million were pledged to secure public deposits.

4. DEPOSITS

                                                                 AT DECEMBER 31,
                                                           ---------------------------
                                                               1999           1998
                                                           ------------   ------------
Business checking........................................  $173,176,789   $178,197,338
Personal checking........................................     8,065,051      9,440,618
Statement savings........................................       271,320        301,618
Variable rate accounts:
  Money funds............................................    86,400,447     95,320,871
  Money markets..........................................    62,726,686     58,389,026
Negotiable order of withdrawal accounts..................    14,320,845     10,474,394
Fixed rate certificates of deposit.......................    55,404,298     89,415,356
                                                           ------------   ------------
Total....................................................  $400,365,436   $441,539,221
                                                           ============   ============

     Time deposits issued in denominations of $100,000 or more at December 31, 1999 and 1998 were $29.8 million and $52.8 million respectively.

     Fixed rate certificates of deposit at December 31, 1999 mature as follows:

2000........................................................  $50,551,452
2001........................................................    3,696,260
2002........................................................      657,736
2003........................................................      110,606
2004........................................................      105,541
2005 and thereafter.........................................      282,703
                                                              -----------
Total.......................................................  $55,404,298
                                                              ===========

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

5. INTEREST EXPENSE ON DEPOSITS

                                                                YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1999         1998          1997
                                                         ----------   -----------   -----------
Statement savings......................................  $    7,603   $     7,266   $     8,662
Variable rate accounts:
  Money funds..........................................   3,182,371     3,781,962     3,740,394
  Money markets........................................   2,031,126     1,845,428     1,805,883
Negotiable order of withdrawal accounts................      83,303        71,480        70,671
Fixed rate certificates of deposit.....................   3,693,429     6,177,149     7,944,395
                                                         ----------   -----------   -----------
Total..................................................  $8,997,832   $11,883,285   $13,570,005
                                                         ==========   ===========   ===========

6. SHORT-TERM BORROWINGS

     FHLB advances and Cash Management Services ("CMS") line of credit are collateralized by the Bank's designated securities. The maximum borrowings allowed under this arrangement were $75 million at December 31, 1999. At December 31, 1999, designated securities pledged as collateral totaled approximately $67.9 million.

     At December 31, 1999, FHLB CMS line of credit was as follows:

MATURITY DATE                                                 WEIGHTED INTEREST RATE     AMOUNT
-------------                                                 ----------------------   -----------
March 1, 2000...............................................           5.13%           $12,377,477

     At December 31, 1999, repurchase agreements were as follows:

MATURITY DATE                                                 INTEREST RATE     AMOUNT
-------------                                                 -------------   -----------
January 7, 2000.............................................      5.50%       $ 3,251,850
January 7, 2000.............................................      5.50          2,865,000
January 7, 2000.............................................      5.50          4,937,500
January 7, 2000.............................................      5.50          5,025,000
January 7, 2000.............................................      5.50          2,996,250
January 21, 2000............................................      5.80          5,000,000
January 21, 2000............................................      5.80          5,012,500
January 31, 2000............................................      5.75          4,146,000
January 31, 2000............................................      5.75          9,434,000
                                                                  ----        -----------
Total.......................................................      5.62%       $42,668,100
                                                                  ====        ===========

     There were no FHLB advances or repurchase agreements outstanding at December 31, 1998.

     The following table sets forth the maximum month-end balance, average daily balance and weighted average interest rate of FHLB advances and CMS line of credit for the periods indicated:

                                                       YEARS ENDED DECEMBER 31,
                                                ---------------------------------------
                                                   1999          1998          1997
                                                -----------   -----------   -----------
Maximum balance...............................  $12,377,477            --   $34,000,000
Average balance...............................  $   773,841            --   $ 9,785,362
Weighted average interest rate................         5.67%           --          5.67%

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     The following table sets forth the maximum month-end balance, average daily balance and weighted average interest rate of repurchase agreements for the periods indicated:

                                                       YEARS ENDED DECEMBER 31,
                                                ---------------------------------------
                                                   1999          1998          1997
                                                -----------   -----------   -----------
Maximum balance...............................  $43,059,250            --   $30,782,500
Average balance...............................  $14,865,401            --   $18,186,978
Weighted average interest rate................         5.49%           --          5.51%

7. REGULATORY MATTERS

     The Bank is required by law to maintain average cash reserve balances with the Federal Reserve Bank based on a percentage of deposits. At December 31, 1999 and 1998, these reserves totaled $609,000 and $274,000, respectively. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 1999, the Bank met its capital adequacy requirements to which it is subject.

     As of December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                                                                WELL CAPITALIZED
                                                               FOR CAPITAL        UNDER PROMPT
                                                                ADEQUACY           CORRECTIVE
                                              ACTUAL            PURPOSES           PROVISIONS
                                          ---------------    ---------------    -----------------
                                          AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT    RATIO
                                          -------   -----    -------   -----    --------   ------
                                                          (DOLLARS IN THOUSANDS)
AS OF DECEMBER 31, 1999:
Total capital (to risk weighted
  assets)...............................  $56,024   15.61%   $28,712   8.00%    $35,890    10.00%
Tier I capital (to risk weighted
  assets)...............................   47,955   13.36     14,358   4.00      21,537     6.00
Tier I capital (to average assets)......   47,955    8.97     21,385   4.00      26,731     5.00
AS OF DECEMBER 31, 1998:
Total capital (to risk weighted
  assets)...............................  $55,283   14.59    $30,315   8.00%    $37,893    10.00%
Tier I capital (to risk weighted
  assets)...............................   44,560   11.76     15,157   4.00      22,736     6.00
Tier I capital (to average assets)......   44,560    8.72     20,436   4.00      25,545     5.00

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

8. PREMISES AND EQUIPMENT

                                                                  AT DECEMBER 31,
                                                             -------------------------
                                                                1999          1998
                                                             -----------   -----------
Land and land improvements.................................  $   200,000   $   200,000
Building...................................................      583,337       583,337
Furniture, fixtures and equipment..........................    9,363,950     8,309,554
Leasehold improvements.....................................    2,277,055     2,232,299
                                                             -----------   -----------
Total......................................................   12,424,342    11,325,190
Less accumulated depreciation and amortization.............   (8,135,742)   (6,501,338)
                                                             -----------   -----------
Premises and equipment, net................................  $ 4,288,600   $ 4,823,852
                                                             ===========   ===========

9. SUBORDINATED CAPITAL NOTES

     At December 31, 1999 and 1998, the Bank has outstanding $7,475,000 of 8.50% subordinated capital notes due January 15, 2003 (the "Notes").

     The Notes, including principal and interest payments thereon, are subordinated at all times to the prior payment of senior indebtedness due and owing, including deposit accounts. The Notes may be redeemed at the Bank's option subject to certain conditions. The Notes are considered regulatory capital for purposes of determining risk-based capital.

10. FEDERAL INCOME TAXES

     The following is a summary of the provisions for Federal income taxes.

                                                         YEARS ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       1999         1998        1997
                                                    ----------   ----------   --------
Current expense...................................  $  893,876   $1,573,199   $768,832
Deferred expense/(benefit)........................     313,777     (524,209)   (85,891)
                                                    ----------   ----------   --------
Total.............................................  $1,207,653   $1,048,990   $682,941
                                                    ==========   ==========   ========

     A reconciliation of the statutory rate to the effective rate is shown below:

                                                        YEARS ENDED DECEMBER 31,
                                                   -----------------------------------
                                                      1999         1998        1997
                                                   ----------   ----------   ---------
Provision computed at statutory rate.............  $1,415,745   $1,250,333   $ 943,199
Tax exempt interest..............................     (58,366)    (104,551)   (101,311)
Affordable housing credit........................    (125,740)    (125,740)   (176,607)
Other, net.......................................     (23,986)      28,948      17,660
                                                   ----------   ----------   ---------
Total............................................  $1,207,653   $1,048,990   $ 682,941
                                                   ==========   ==========   =========

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                                  AT DECEMBER 31,
                                                              -----------------------
                                                                 1999         1998
                                                              ----------   ----------
DEFERRED TAX ASSETS:
Allowance for loan losses...................................  $  669,923   $  835,615
Nonaccrual loan interest....................................      32,528           --
Unrealized loss on securities...............................   1,234,780       71,669
Gain on sale of real estate owned...........................      66,314       95,097
Premises and equipment......................................      59,571           --
Other.......................................................      73,229       22,159
                                                              ----------   ----------
Total deferred tax assets...................................   2,136,345    1,024,540
DEFERRED TAX LIABILITIES:
Premises and equipment......................................          --       50,824
Affordable housing..........................................      35,247       32,969
Net deferred loan fees......................................     166,840       52,939
Other.......................................................      26,066       23,659
                                                              ----------   ----------
Total deferred tax liabilities..............................     228,153      160,391
                                                              ----------   ----------
Net deferred tax assets.....................................  $1,908,192   $  864,149
                                                              ==========   ==========

     The above amounts are included in prepaid expenses and other assets and other liabilities on the consolidated statements of financial condition.

11. STOCK OPTIONS AND EMPLOYEE STOCK OWNERSHIP PLAN

     In 1994, shareholders approved the adoption of two separate stock option plans for certain key executives and non-employee directors of the Bank (collectively, "the Plans").

     The Key Executive Plan authorizes the grant of 140,000 common shares, while the Directors' Plan provides for the grant of up to 50,000 common shares. Grants made under the Plans are subject to certain anti-dilution provisions. If an option expires or terminates for any reason without having been fully exercised, unexercised portions of the options are available for further grant under the Plans.

     The Plans are administered by Committees selected by the Board of Directors. Subject to the eligibility and other limitations of the Directors' Plan, the Committees are authorized to make grants under the Plans and otherwise administer the Plans. The Committees may determine the term of each option (not to exceed 10 years from the date of grant), the date on which each option shall be granted and the other relevant provisions of each option agreement.

     The Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123") for transactions entered into during 1996 and thereafter. The Statement establishes a fair value method of accounting for employee stock options and similar equity instruments such as warrants, and encourages all companies to adopt that method of accounting for all of their employee stock compensation plans. However, the Statement allows companies to continue measuring compensation cost for such plans using accounting guidance in place prior to SFAS No. 123. Companies that elect to remain with the former method of accounting must make pro-forma disclosures of net income and earnings per share as if the fair value method provided for in SFAS No. 123 had been adopted.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     The Bank has not adopted the fair value accounting provisions of SFAS No. 123 and will continue to apply its current method of accounting. Accordingly, SFAS No. 123 has no impact on the Bank's consolidated financial position or results of operation.

     The Bank accounts for the Plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs have been recognized for the Plans as options are granted at fair value as of the date of the grant. Had compensation cost for the Plans been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, the Bank's net income and income per share would have been as follows:

                                                         YEARS ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1999         1998         1997
                                                   ----------   ----------   ----------
Net income:
  As reported....................................  $2,956,302   $2,628,461   $2,041,834
  Pro forma......................................  $2,919,573   $2,232,809   $1,831,986
Basic income per share:
  As reported....................................  $     0.84   $     0.75   $     0.59
  Pro forma......................................  $     0.83   $     0.64   $     0.53
Diluted income per share:
  As reported....................................  $     0.83   $     0.72   $     0.56
  Pro forma......................................  $     0.82   $     0.61   $     0.51

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997: expected volatility of 34.1%, 32.6% and 17.5%, respectively; risk- free interest rates of approximately 6.4%, 5.3% and 7.0% respectively; and expected lives of 10 years.

     The Bank also has options outstanding under previous plans. The weighted average remaining contractual life of shares outstanding at December 31, 1999 is 7 years.

     The following table summarizes outstanding stock options by plan at December 31, 1999. All information presented in this footnote with respect to stock options has been adjusted for the effects of all stock dividends.

                                                               EXERCISE PRICE PER SHARE
                                                  --------------------------------------------------
                                                   NUMBER OF                              NUMBER OF
                                                    SHARES                    WEIGHTED     SHARES
                                                  OUTSTANDING      RANGE      AVERAGE    EXERCISABLE
                                                  -----------   -----------   --------   -----------
Key Executives' 1986 Plan.......................     20,446     $ 2.20-8.78    $ 3.60       20,446
Directors' 1986 Plan............................     40,953       2.93-8.78      6.80       40,953
Key Executives' 1994 Plan.......................    291,135      8.14-13.20     11.06      218,175
Directors' 1994 Plan............................     54,698       6.99-8.50      7.77       54,698
Directors' 1998 Plan............................     14,000           16.63     16.63       14,000
                                                    -------     -----------    ------      -------
Balance at December 31, 1999....................    421,232     $2.20-16.63    $10.04      348,272
                                                    =======                    ======      =======

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     The following is a summary of stock option activity for each of the three years in the period ended December 31, 1999.

                                                     WEIGHTED
                                                     AVERAGE
                                                     EXERCISE    PRICE PER      NUMBER
                                                      PRICE        SHARE      OF OPTIONS
                                                     --------   -----------   ----------
Outstanding -- January 1, 1997.....................  $   7.80   $2.20-11.18    252,020
Additions of options-1994 Executives' Plan.........     12.57         12.57     87,150
Additions of options-1994 Directors' Plan..........      8.10          8.10     20,992
Exercised in 1997..................................      6.27    2.20-12.57    (17,663)
Forfeited in 1997..................................      9.32    2.20-12.57     (2,404)
                                                     --------   -----------    -------
Outstanding -- December 31, 1997...................      9.12    2.20-12.57    340,095
Additions of options -- 1994 Executives' Plan......     13.20         13.20     96,000
Additions of options -- 1994 Directors' Plan.......      8.50          8.50      9,996
Exercised in 1998..................................     10.50    2.20-12.57     (8,366)
Forfeited in 1998..................................     11.98   11.18-12.57     (1,094)
                                                     --------   -----------    -------
Outstanding -- December 31, 1998...................      9.97    2.20-13.20    436,631
Additions of options -- 1998 Directors' Plan.......     16.63         16.63     14,000
Exercised in 1999..................................      8.14          8.14     (2,430)
Forfeited in 1999..................................     12.56    2.20-13.20    (26,969)
                                                     --------   -----------    -------
Outstanding -- December 31, 1999...................  $  10.04   $2.20-16.63    421,232
                                                     ========                  =======

     The Bank also has an Employee Stock Ownership Plan ("ESOP"). Cash contributions to the ESOP may be invested in either common or preferred stock of the Bank, purchased in the open market. For the years ended December 31, 1999, 1998 and 1997, cash contributions of $96,454, $97,659 and $155,600, respectively, were made to the ESOP. The Bank is not committed to predetermined ESOP contributions. Any future contributions to the ESOP, as recommended by the ESOP Committee, must be approved by the Board of Directors.

12. TRANSACTIONS WITH RELATED PARTIES

     The Bank has engaged two advertising agencies in which two Board members have partial ownership interests. The Bank paid $226,017, $178,273 and $270,086, to these agencies for the years ended December 31, 1999, 1998 and 1997, respectively.

     Loan activity to officers of the Bank and their associates is summarized as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       1998       1997
                                                       --------   --------   --------
Balance, beginning of year...........................  $136,542   $128,139   $224,082
Additions............................................    99,023     35,243     34,545
Less: Principal payments and loans sold..............   126,710     26,840    130,488
                                                       --------   --------   --------
Balance, end of year.................................  $108,855   $136,542   $128,139
                                                       ========   ========   ========

     As of December 31, 1999, and 1998 there were no loans outstanding to Directors of the Bank or their associates.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosures of the fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the fair value amounts.

                                                       DECEMBER 31, 1999       DECEMBER 31, 1998
                                                     ---------------------   ---------------------
                                                     CARRYING                CARRYING
                                                      AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                     --------   ----------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
ASSETS:
  Cash and cash equivalents........................  $ 21,213    $ 21,213    $ 72,520    $ 72,520
  Securities available for sale....................   199,871     199,871      87,245      87,245
  Loans............................................   275,621     277,619     293,311     296,115
  Loans held for sale..............................        --          --      29,522      29,522
  Accrued interest receivable......................     4,187       4,187       3,442       3,442
  FHLB and FRB stock...............................     7,157       7,157       7,137       7,137
LIABILITIES:
  Demand deposits..................................   344,961     344,961     352,124     352,124
  Time deposits....................................    55,404      55,541      89,415      89,586
  Subordinated capital notes.......................     7,475       8,252       7,475       8,098
  Short-term borrowings............................    55,046      55,046          --          --
  Accrued interest payable.........................       357         357         469         469

     Fair values were determined using the following assumptions:

     Cash and Cash Equivalents -- For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

     Securities Available for Sale -- For securities available for sale, fair values are based on quoted market prices or dealer quotes.

     Loans -- For certain homogeneous categories of loans, such as some residential mortgages, consumer loans, commercial real estate loans, etc., fair value is estimated by discounting the future cash flows over the life to maturity using the current rates at which similar loans would be made to borrowers with similar credit ratings. For those loans tied to a prime rate index, fair values approximate carrying values.

     Accrued Interest Receivable and Payable -- The carrying values of accrued interest receivable and payable approximate their fair values.

     FHLB Stock and FRB Stock -- The carrying values of the FHLB and FRB stock approximate fair value.

     Demand Deposits and Time Deposits -- The fair values of demand deposits, savings accounts and certain money market deposits are the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the current rates for deposits of similar remaining maturities.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

     Subordinated Capital Notes -- Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate fair value. For that debt which has repriced within the last six months, its fair market value would approximate its carrying value.

     Short-Term Borrowings -- The Bank values of short-term borrowings approximate their fair values.

14. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

     At December 31, 1999, 1998 and 1997 the Bank had outstanding loan commitments for loans that have either not been accepted by the borrower or not closed of approximately $3.7 million, $3.2 million and $10.0 million, respectively. These include commitments for commercial business loans, residential mortgages and home equity loans.

     Under loan agreements for transactions which had closed, the Bank had commitments to fund commercial lines of credit, construction and home equity loans of approximately $46.4 million, $52.4 million and $48.5 million at December 31, 1999, 1998 and 1997, respectively. The Bank had commitments to fund construction loans of approximately $14.9 million, $9.8 million and $7.9 million at December 31, 1999, 1998 and 1997, respectively. The Bank had commitments to fund home equity loans of approximately $6.7 million, $7.2 million and $9.7 million at December 31, 1999, 1998 and 1997, respectively. As certain commitments to make loans and fund lines of credit expire without being used, the amount does not necessarily represent future cash commitments.

     The Bank leases three of its offices from nonaffiliated entities for its headquarters in Southfield and two branch offices in Birmingham and Southfield. Minimum rents under all non-cancelable leases are summarized as follows:

YEARS ENDING
------------
  2000......................................................   $  884,129
  2001......................................................      885,611
  2002......................................................      885,611
  2003......................................................      218,388
  2004......................................................      218,388
  Thereafter................................................    3,383,793
                                                               ----------
          Total.............................................   $6,475,920
                                                               ==========

     Rental expense for the years ended December 31, 1999, 1998 and 1997 totaled $878,540, $875,131 and $823,714, respectively.

     The Bank is a defendant in lawsuits arising in the normal course of business. In the opinion of management the results of these lawsuits will not have a significant adverse effect on the Bank's consolidated financial statements.

                      FRANKLIN BANK, N.A. AND SUBSIDIARIES

15. COMPUTATION OF PRIMARY AND FULLY DILUTED INCOME PER SHARE

     The following table sets forth the computation of basic and diluted income per share:

                                                         YEARS ENDED DECEMBER 31,
                                                   ------------------------------------
                                                      1999         1998         1997
                                                   ----------   ----------   ----------
Numerator:
Net income.......................................  $2,956,302   $2,628,461   $2,041,834
Denominator:
Denominator for basic income per
  share -- weighted average shares outstanding...   3,508,789    3,501,195    3,487,094
Employee stock options...........................      50,085      133,942      130,871
                                                   ----------   ----------   ----------
Denominator for diluted income per
  share -- adjusted weighted average shares
  outstanding....................................   3,558,874    3,635,137    3,617,965
                                                   ==========   ==========   ==========
Basic income per share...........................  $     0.84   $     0.75   $     0.59
Diluted income per share.........................  $     0.83   $     0.72   $     0.56

16. SUBSEQUENT EVENT

     On March 20, 2000 the Bank announced it had entered into an agreement to merge with Bingham Financial Services Company, a Birmingham, Michigan based national commercial and manufactured home lending and servicing organization. Under the agreement Bingham will issue 1.525 shares of its common stock for each outstanding Franklin share in a tax-free reorganization to be accounted for under the reverse purchase method of accounting, whereby the Bank will be the acquirer for accounting purposes. The closing is expected in the third quarter of 2000 and is subject to shareholder and regulatory approvals.

                                                                      APPENDIX A

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                                  MAY 16, 2000

                                 BY AND BETWEEN

                     BINGHAM FINANCIAL SERVICES CORPORATION

                                      AND

                              FRANKLIN BANK, N.A.

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     This Amended and Restated Agreement and Plan of Merger, dated May 16, 2000 (the "Agreement"), is entered into by and between BINGHAM FINANCIAL SERVICES CORPORATION, a Michigan corporation ("Bingham") and FRANKLIN BANK, N.A., a national banking association ("Bank"). Bingham and Bank are referred to collectively in this Agreement as the "Parties" and individually as a "Party".

                                   RECITALS:

     A. The Parties have entered into an Agreement and Plan of Merger dated March 19, 2000, which they desire to amend and restate in its entirety in accordance with the terms and conditions of this Agreement.

     B. The Parties desire to merge Bank with and into Bingham Bank, a federally-chartered savings association to be formed as a wholly-owned subsidiary of Bingham ("Merger Sub"), with Merger Sub to be the surviving entity, as a wholly-owned subsidiary of Bingham (the "Merger").

     C. The respective boards of directors of each of the Parties have determined that it is in the best interests of their respective companies and their shareholders to consummate the Merger.

     D. The Parties intend that the Merger be treated as a tax-free "reorganization" under Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code").

     In consideration of the premises and of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     The following terms are used in this Agreement with the meanings set forth below:

     "Affiliate" has the meaning ascribed to it in Rule 12(b)(2) promulgated under the Exchange Act.

     "Agreement" means this Agreement, as amended or modified from time to time.

     "Attendant Documents" has the meaning set forth in Section 4.01(a).

     "BAC" has the meaning set forth in Section 4.02(a).

     "Bank" has the meaning set forth in the preamble to this Agreement.

     "Bank Act" means the Bank Conservation Act, 12 U.S.C. sec.201 et. seq., as amended.

     "Bank Arrangements" has the meaning set forth in Section 5.12.

     "Bank Board" means the board of directors of Bank.

     "Bank Common Stock" means the common stock, par value $1.00 per share, of Bank.

     "Bank Employee Benefit Plan" means any Pension Plan, Welfare Plan and any bonus, severance, deferred compensation, annuity, retirement, stock option, stock purchase, executive compensation, incentive compensation, educational assistance, insurance or other plan, policy or arrangement providing benefits to employees of Bank, its Subsidiaries or any Controlled Group Member or with respect to which Bank or any of its Subsidiaries has any liability or potential liability, including, if Bank, its Subsidiaries or any Controlled Group Member is organized under foreign law, any similar plan allowed by any foreign law, and including any multi-employer plan (as defined in Section 3(37) of ERISA).

     "Bank Material Adverse Effect" means, with respect to Bank, any effect that
(i) is material and adverse to the financial position, results of operations, business, or operations of Bank and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of Bank to perform its obligations under this

Agreement or otherwise materially impede the consummation of the Merger; provided, however, that Bank Material Adverse Effect shall not be deemed to include the impact of (a) changes in thrift, banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, or other changes affecting depository institutions generally, including changes in general economic conditions and changes in prevailing interest and deposit rates, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to thrifts, banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices or restructuring charges, in each case taken pursuant to this Agreement by Bank or its Subsidiaries and in such event only in accordance with generally accepted accounting principles, (d) changes resulting from expenses (such as legal, accounting and investment bankers' fees) incurred in connection with this Agreement and (e) actions or omissions of Bank taken with the prior written consent of Bingham in contemplation of the transactions contemplated hereby.

     "Bank Meeting" has the meaning set forth in Section 5.04.

     "Bank SEC Documents" has the meaning set forth in Section 4.01(c).

     "Bank Stock" means all of the authorized capital stock of Bank.

     "Bank Stock Option" has the meaning set forth in Section 3.06(a).

     "Bank Stock Plans" means the [1983] Franklin Savings and Loan Association Directors Stock Option Plan, the [1986] Franklin Savings and Loan Association Directors Stock Option Plan, the [1994] Franklin Bank, N.A. Directors Stock Option Plan, the [1986] Franklin Bank Key Executive Stock Option Plan and the [1994] Franklin Bank, N.A. Key Executive Incentive Stock Option Plan.

     "Ben Properties" means Ben Properties, Inc., a Michigan corporation, and a wholly owned subsidiary of Bank.

     "Bingham" has the meaning set forth in the preamble to this Agreement.

     "Bingham Board" means the board of directors of Bingham.

     "Bingham Common Stock" means the common stock, without par value, of Bingham.

     "Bingham Employee Benefit Plan" means any Pension Plan, Welfare Plan and any bonus, severance, deferred compensation, annuity, retirement, stock option, stock purchase, executive compensation, incentive compensation, educational assistance, insurance or other plan, policy or arrangement providing benefits to employees of Bingham, its Subsidiaries or any Controlled Group Member or with respect to which Bingham or any of its Subsidiaries has any liability or potential liability, including, if Bingham, its Subsidiaries or any Controlled Group Member is organized under foreign law, any similar plan allowed by any foreign law, and including any multiemployer plan (as defined in Section 3(37) of ERISA).

     "Bingham Material Adverse Effect" means, with respect to Bingham, any effect that (i) is material and adverse to the financial position, results of operations, business, or operations of Bingham and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of Bingham to perform its obligations under this Agreement or otherwise materially impede the consummation of the Merger; provided, however, that Bingham Material Adverse Effect shall not be deemed to include the impact of (a) any modifications or changes to valuation policies and practices or restructuring charges, in each case taken pursuant to this Agreement by Bingham or its Subsidiaries, taken pursuant to the DFI Restructuring Plan and in such event, only in accordance with generally accepted accounting principles, (b) changes resulting from expenses (such as legal, accounting and investment bankers' fees) incurred in connection with this Agreement and (c) actions or omissions of Bingham taken with the prior written consent of Bank in contemplation of the transactions contemplated hereby.

     "Bingham Meeting" has the meaning set forth in Section 5.04.

     "Bingham SEC Documents" has the meaning set forth in Section 4.02(c).

     "Bingham Stock" means all of the authorized capital stock of Bingham.

     "Bingham Stock Plan" means the First Amended and Restated Bingham Financial Services 1997 Stock Option Plan.

     "BSC" has the meaning set forth in Section 4.02(a).

     "Closing" has the meaning set forth in Section 7.01.

     "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     "Code" has the meaning set forth in the Recitals to this Agreement.

     "Controlled Group" means (A) a controlled group of corporations as defined in Section 414(b) of the Code; (B) a group of trades or businesses under common control as defined in Section 414(c) of the Code; (C) an affiliated service group as defined in Section 414(m) of the Code; (D) a group of businesses referred to in Section 414(o) of the Code; (E) a group of trades or businesses under common control as defined in Section 4001(b) of ERISA; or (F) any other group under the law, rules or regulations of a foreign country similar to (A) through (E).

     "Controlled Group Member" means a corporation, trade or business that is a part of the same Controlled Group as Bank or Bingham, as applicable.

     "DFI" has the meaning set forth in Section 4.02(a).

     "DFI Alabama" has the meaning set forth in Section 4.02(a).

     "DIA" has the meaning set forth in Section 4.02(a).

     "DFI Restructuring Plan" means Bingham's plan for restructuring the manufactured home lending businesses, the material terms of which are set forth on Schedule 5.02(a).

     "DOL" means the United States Department of Labor.

     "Effective Date" has the meaning set forth in Section 7.01.

     "Effective Time" has the meaning set forth in Section 7.01.

     "Environmental Laws" shall mean any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Authority relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern. The term Environmental Law includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended; the Resource Conservation and Recovery Act, as amended; the Clean Air Act, as amended; the Federal Water Pollution Control Act, as amended; the Toxic Substances Control Act, as amended; the Emergency Planning and Community Right to Know Act; the Safe Drinking Water Act; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ESOP" means the Franklin Bank, N.A. Employee Stock Ownership Plan.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     "Exchange Agent" has the meaning set forth in Section 3.04(a).

     "Exchange Fund" has the meaning set forth in Section 3.04(a).

     "Exchange Ratio" has the meaning set forth in Section 3.01(a).

     "FDIC" means the Federal Deposit Insurance Corporation.

     "FRB" means the Board of Governors of the Federal Reserve System.

     "Franklin Finance" means Franklin Finance Corporation, a Michigan corporation, and a wholly-owned subsidiary of Bank.

     "Franklin Home" means Franklin Home Lending Group, Inc., a Michigan corporation, and a wholly-owned subsidiary of Bank.

     "Governing Documents" means, with respect to any Person other than an individual, such Person's articles of incorporation, articles of organization, articles of association, charter, partnership agreement, operating agreement, bylaws, or similar governing documents, as applicable.

     "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

     "Holding Company" means the holding company of the Surviving Subsidiary after the Merger, whether or not such holding company is known as Bingham Financial Services Corporation.

     "Holding Company Board" means the board of directors of the Holding
Company.

     "IRS" means the Internal Revenue Service.

     "Knowledge" means the actual knowledge of any director, executive officer, or officer of Bank and its Subsidiaries or Bingham and its Subsidiaries, as applicable, or the existence of any facts which any of such persons reasonably should be expected to know, had any of them conducted a reasonable investigation into the matter.

     "Lien" means any title defect, judgment, objection, security interest, lien, charge, liability, right of redemption, option, mortgage, easement, restriction, reservation, tenancy, agreement or other obligation or encumbrance of any nature whatsoever other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and other liens arising in the ordinary course of business and not incurred in connection with borrowings of money.

     "Material Contract" means any agreement or series of related agreements entered into by a Party or any of its Subsidiaries or by which a Party or any of its Subsidiaries is bound that (i) requires aggregate payments in any consecutive 12 month period by or to the Party or its Subsidiary of more than $50,000 and (ii) is not terminable by the Party or its Subsidiary upon notice of 30 days or less; provided, however, that mortgage loans made in the ordinary course of business shall not be deemed to be Material Contracts.

     "Materials of Environmental Concern" shall mean pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

     "Merger" has the meaning set forth in the Recitals to this Agreement.

     "Merger Consideration" means the consideration to be issued to holders of Bank Common Stock in the Merger.

     "Merger Sub" has the meaning set forth in the Recitals to this Agreement.

     "NASD" means the National Association of Securities Dealers, Inc.

     "NASDAQ National Market" means The Nasdaq National Market System.

     "NASDAQ SmallCap" means The Nasdaq SmallCap Market.

     "New Certificates" has the meaning set forth in Section 3.04(a).

     "1999 Financial Statements" means the internally prepared balance sheets of the Bank and its Subsidiaries as of December 31, 1999 and the related statements of income and expenses, retained earnings and cash flows for the 12 months then ended heretofore delivered to Bingham and its auditors.

     "1999 Work Papers" means the work papers of Grant Thornton LLP relating to the audit of the financial statements of the Bank and is Subsidiaries as of, and for the year ended, December 31, 1999.

     "OCC" means the Office of the Comptroller of the Currency.

     "Old Certificates" has the meaning set forth in Section 3.04(a).

     "ordinary course of business" and "business in the ordinary and usual course" and like phrases shall include, with respect to Bingham and its Subsidiaries, the sale of loans, in bulk or otherwise, and the securitization of loans.

     "OTS" means the Office of Thrift Supervision.

     "OTS Charter" has the meaning set forth in Section 5.08(b).

     "Pension Plan" means any employee pension benefit plan as defined in
Section 3(2) of ERISA.

     "Person" means any individual, bank, corporation, partnership, limited liability company, association, joint-stock company, trust or unincorporated organization.

     "Proxy Statement" has the meaning set forth in Section 5.05(a).

     "Raymond James" has the meaning set forth in Section 4.01(p).

     "Registered Shares" has the meaning set forth in Section 3.04(b).

     "Registration Statement" has the meaning set forth in Section 5.05(a).

     "Regulator" means the Governmental Authority which will have regulatory authority over the Surviving Subsidiary after the Merger, to be mutually agreed upon by the Parties before the Effective Time.

     "Regulatory Authority" has the meaning set forth in Section 4.01(e).

     "Representatives" means, with respect to any Person, such Person's guardians, conservators, agents, personal representatives, directors, officers, employees, accountants, legal or financial advisors or any representatives of such legal or financial advisors.

     "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

     "SEC" means the Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     "Severance Agreements" means those agreements set forth on Schedule
5.14(b).

     "Severance Payments" means all cash payments that could become payable on or before the Effective Date, or within three years of the Effective Date, under the Severance Agreements.

     "Shareholder Approvals" has the meaning set forth in Section 5.04.

     "Subsidiary" has the meaning ascribed to it in Rule 1-02 of Regulation S-X of the SEC.

     "Surviving Subsidiary" has the meaning set forth in Section 2.01(a).

     "Surviving Subsidiary Board" means the board of directors of the Surviving Subsidiary.

     "Takeover Laws" has the meaning set forth in Section 5.09.

     "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any Governmental Authority with respect to any Tax.

     "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts, in each case imposed by any taxing or Governmental Authority whether arising before, on or after the Effective Date.

     "trading-day" means a day that securities are being traded on the NASDAQ SmallCap.

     "Treasury Stock" shall mean shares of Bank Stock held by Bank or any of its Subsidiaries or Bingham Stock held by Bingham or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

     "Walk Away Date" means December 31, 2000.

     "Welfare Plan" means any employee welfare benefit plan as defined in
Section 3(1) of ERISA.

                                   ARTICLE II
                                   THE MERGER

     Section 2.01 The Merger.

          (a) Merger. Before the Effective Time, Bingham will cause Merger Sub to be formed as a wholly-owned subsidiary of Bingham. At the Effective Time, Bank will merge with and into Merger Sub, the separate corporate existence of Bank will cease and Merger Sub will survive and continue to exist as the surviving entity in the Merger. Merger Sub, as the surviving entity in the Merger, is sometimes referred to in this Agreement as the "Surviving Subsidiary".

          (b) Conditions to Effectiveness of Merger. The Merger shall be subject to the satisfaction or waiver of the conditions set forth in Article VI.

          (c) Effects of Merger. The Merger shall have the effects set forth in this Agreement as well as those prescribed under applicable law.

          (d) Governing Documents of Surviving Subsidiary. The Governing Documents of Merger Sub in effect immediately before the Effective Time will be those of the Surviving Subsidiary immediately after the Effective Time.

          (e) Principal Office. The location of the principal office of the Surviving Subsidiary in the State of Michigan will be 24725 W. 12 Mile Road, Southfield, MI 48034.

          (f) Corporate Structure. Before the Effective Time, Bingham and Bank will mutually determine whether Bingham's subsidiaries will be direct subsidiaries of the Holding Company or will be direct subsidiaries of the Surviving Subsidiary after the Merger is consummated.

          (g) Regulation and Name. Bingham and Bank will mutually agree before the Effective Time as to which Governmental Authority will be the Regulator. The Surviving Subsidiary will be named "Franklin Bank".

     Section 2.02 Right to Revise Transaction. Bingham and Bank may at any time before the Effective Time mutually change the method of effecting the Merger or change any of the determinations to be made or actions to be taken under Sections 2.01(d) or 2.01(f), if and to the extent they deem that change to be necessary, appropriate or desirable to (a) ensure that the Merger be treated as a tax-free
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reorganization under Section 368(a)(2)(D) of the Code, or (b) obtain the approval of the Regulator to the Merger. In the event the Regulator shall be other than the OTS, the rights and obligations of the Bank and the Merger Sub under this Agreement may be assigned so as to cause the rights and obligations of the Bank and the Merger Sub under this Agreement to be placed in entities that come under the jurisdiction of the Regulator.

                                  ARTICLE III

                       CONSIDERATION; EXCHANGE PROCEDURES

     Section 3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

          (a) Outstanding Bank Common Stock. Except for Bank Common Stock owned of record by Bingham immediately before the Effective Time and Treasury Stock, each share of Bank Common Stock issued and outstanding immediately before the Effective Time shall become and be converted into the right to receive 1.525 shares of Bingham Common Stock (the "Exchange Ratio").

          (b) Outstanding Bingham Common Stock. Each share of Bingham Common Stock issued and outstanding or held in treasury immediately before the Effective Time shall remain issued and outstanding or held in treasury and will be unaffected by the Merger.

          (c) Cancellation of Shares. Each share of Bank Common Stock held as Treasury Stock immediately before the Effective Time and each share of Bank Common Stock owned of record by Bingham immediately before the Effective Time will be canceled and retired at the Effective Time, and no consideration will be issued in exchange for that Treasury Stock or Bank Common Stock owned by Bingham.

     Section 3.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Bank Stock will cease to be, and will have no rights as, shareholders of Bank, other than to receive the consideration provided under this Article III. After the Effective Time, there shall be no transfers of shares of Bank Stock on the stock transfer books of Bank or the Surviving Subsidiary.

     Section 3.03 Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Bingham Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. Instead, Bingham will pay to each holder of Bank Common Stock who would otherwise be entitled to a fractional share of Bingham Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying the fraction by the closing per share sale price of Bingham Common Stock on NASDAQ SmallCap for the last trading day immediately preceding the Effective Date.

     Section 3.04 Exchange Procedures.

          (a) Deposit of New Certificates, Etc. At or before the Effective Time, Bingham shall deposit, or shall cause to be deposited, with an independent exchange agent (the "Exchange Agent") to be mutually selected by Bingham and Bank before the Effective Time, for the benefit of the holders of certificates formerly representing shares of Bank Common Stock ("Old Certificates"), for exchange in accordance with this Article III, certificates representing the shares of Bingham Common Stock ("New Certificates") and an amount of cash (that cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any of that cash, dividends or distributions), is referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Bank Common Stock.

          (b) Transmittal and Deliveries. As soon as practicable after the Effective Date (but in no event later than 15 days following the Effective
     Date), Bingham shall send or cause to be sent to each former holder of record of shares of Bank Common Stock immediately before the Effective Time

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     transmittal materials (which shall specify that risk of loss and title to
     Old Certificates shall pass only upon acceptance of those Old Certificates by Bingham or the Exchange Agent) for use in exchanging the shareholder's Old Certificates for Merger Consideration. Bingham will cause the New Certificates or uncertificated shares of Bingham Common Stock registered on the stock transfer books of Bingham ("Registered Shares") into which shares of a shareholder's Bank Common Stock are converted on the Effective Date or any check in respect of any fractional share interest or dividends or distributions which that person is entitled to receive to be delivered to that shareholder upon delivery to the Exchange Agent of Old Certificates representing the shares of Bank Common Stock (or indemnity reasonably satisfactory to Bingham and the Exchange Agent, if any of the certificates are lost, stolen or destroyed) owned by that shareholder. No interest will be paid on any cash to be paid in lieu of a fractional share interest or in respect of dividends or distributions that any person is entitled to receive under this Article III upon delivery. Bingham and the Exchange Agent will be entitled to rely upon the stock transfer books of Bank to identify persons entitled to receive Merger Consideration, which books shall be conclusive with respect to establishing the identify of those persons. If a dispute arises with respect to ownership of stock represented by any Old Certificate, Bingham or the Exchange Agent will be entitled to deposit any consideration in respect of that stock in escrow with an independent third party and thereafter be relieved with respect to any claims to that consideration.

          (c) Escheat. Notwithstanding the foregoing, neither the Exchange Agent nor any Party will be liable to any former holder of Bank Stock for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

          (d) Restrictions on the Payment of Dividends and Voting. No dividends or other distributions with respect to Bingham Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Old Certificates converted into the right to receive shares of Bingham Common Stock until the holder of the Old Certificates becomes entitled to receive New Certificates or Registered Shares in exchange under the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder of the Old Certificates will be entitled to receive any dividends or other distributions, without any interest, that before that time had become payable with respect to shares of Bingham Common Stock the holder had the right to receive upon surrender of the Old Certificates. Registered holders of unsurrendered Old Certificates will be entitled to vote after the Effective Time at any meeting of Bingham shareholders with a record date at or after the Effective Time the number of whole shares of Bingham Common Stock represented by those Old Certificates, regardless of whether those holders have exchanged their Old Certificates.

          (e) Return of Exchange Fund to Bingham. Any portion of the Exchange Fund that remains unclaimed by the shareholders of Bank for 12 months after the Effective Time will be paid to Bingham. Any shareholder of Bank who has not complied with this Article III after that 12-month period may look only to Bingham for payment of Merger Consideration and unpaid dividends and distributions on Bingham Common Stock deliverable in respect of shares of Bank Common Stock that shareholder holds as determined under this Agreement, in each case, without any interest.

     Section 3.05 [intentionally omitted]

     Section 3.06 Options.

          (a) Conversion. At the Effective Time, each option outstanding on the date of this Agreement to purchase shares of Bank Common Stock under the Bank Stock Plans (each, a "Bank Stock Option") and remaining outstanding immediately before the Effective Time will, at the Effective Time, be assumed by Bingham and will continue to be outstanding. Each Bank Stock Option will be converted into an option to purchase shares of Bingham Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the applicable Bank Stock Plan and Bank Stock Option, as they may be amended from time to time):

             (i) the number of shares of Bingham Common Stock to be subject to the continuing Bank Stock Option will be equal to the product of (A) the number of shares of Bank Common Stock

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

        subject to the Bank Stock Option immediately before the Effective Time and (B) the Exchange Ratio, provided that any fractional share of Bingham Common Stock resulting from that multiplication will be rounded down to the nearest whole share; and

             (ii) the exercise price per share of Bingham Common Stock under the continuing Bank Stock Option will be equal to (A) the exercise price per share of Bank Common Stock under the Bank Stock Option immediately before the Effective Time divided by (B) the Exchange Ratio, provided that the exercise price will be rounded down to the nearest cent.

          The conversion of Bank Stock Options will be undertaken consistent with and in a manner that will not constitute a "modification" under
     Section 424 of the Code as to any Bank Stock Option that is an "incentive stock option". Notwithstanding the foregoing, the Parties agree that the Bank Stock Options and Bank Stock Plans will be treated as set forth in the attached Schedule 5.01(f); provided that such treatment shall not result in the Holding Company or the Surviving Subsidiary having any liability as a result of changing the tax treatment in connection with the Bank Stock Options or the exercise thereof.

          (b) Reservation of Bingham Common Stock and Securities Filings. At all times after the Effective Time, Bingham will reserve for issuance the number of shares of Bingham Common Stock necessary to permit the exercise of continuing options in the manner contemplated by this Agreement and the documents under which those options were granted. Bingham will make all filings required under federal and state securities laws including without limitation a filing with the SEC on Form S-8, promptly after the Effective Time so as to permit the exercise of the continuing options and the sale of the shares received by the optionee upon exercise of the options. Bingham will continue to make all such filings necessary to permit the continued exercise of continuing options.

          (c) Amendment of Bingham Stock Option Plan. At the Bingham Meeting, Bingham will present to its shareholders for approval before the Effective Time a proposal to amend the Bingham Stock Plan to increase the number of shares of Bingham Common Stock available under the Bingham Stock Plan to a number sufficient to enable grants thereunder to be made to any specified group of officers, directors and/or employees of Bingham, the Holding Company and the Surviving Subsidiary before or after the Effective Time.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

     Section 4.01 Representations and Warranties of Bank. Bank hereby represents and warrants to Bingham, both as of the date of this Agreement and as of the Effective Date, with the knowledge and expectation that, in agreeing to enter into this Agreement, Bingham is relying on, and in connection with the consummation of the transactions contemplated in this Agreement, will rely on, such representations and warranties:

          (a) Good Standing and Authority. Bank is a national banking association, duly organized, validly existing and in good standing under the Bank Act. Franklin Finance is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Franklin Home is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Ben Properties is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Each of Bank and its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it is required to be so qualified other than where a failure to so qualify would not have a Bank Material Adverse Effect. Each such jurisdiction is listed on Schedule 4.01(a). Bank has all requisite power and authority to enter into this Agreement and any and all documents contemplated in this Agreement (the "Attendant Documents") to which it is a party and to consummate the transactions contemplated in this Agreement and the Attendant Documents. This Agreement and all of the Attendant Documents to which Bank is a party, and the consummation of the transactions contemplated in this Agreement,
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

     have been or will be, on or prior to the Effective Date, duly authorized and approved by the Bank Board and all other necessary and proper corporate action on the part of Bank has been or will be taken on or prior to the Effective Date. This Agreement, and all of the Attendant Documents to which Bank is a party, when executed and delivered, will constitute legal, valid and binding obligations of Bank enforceable against it in accordance with their respective terms.

          (b) Consents and Approvals; No Defaults.

             (i) To the knowledge of Bank, except as set forth on Schedule 4.01(b), no consent, approval or authorization of, or designation, declaration or filing with, or notice to, any Governmental Authority, or any lenders, lessors, creditors, shareholders or others, is required on the part of Bank or its Subsidiaries in connection with the valid execution and delivery of this Agreement and the Attendant Documents or the consummation of the transactions contemplated in this Agreement and the Attendant Documents except where the failure to obtain such consent, approval, authorization, designation, declaration or filing would not have a Bank Material Adverse Effect. Before the Effective Time, Bank and its Subsidiaries (in cooperation with Bingham, as applicable) shall properly obtain, perform or give all of the consents, approvals, authorizations, designations, declarations, filings and notices set forth on Schedule 4.01(b), and as of the Effective Time, Bank shall have given Bingham's counsel copies or adequate evidence of all such consents, approvals, authorizations, designations, declarations, filings and notices.

             (ii) Subject to the receipt or making of the consents, approvals, authorizations, designations, declarations, filings and notices referred to in the preceding paragraph, and expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the Merger do not and will not: (i) (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, license, indenture or instrument of Bank or of any of its Subsidiaries or to which Bank or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, Bank's Governing Documents, (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, license, indenture or instrument or (D) result in any penalty payment relating to borrowed funds, advances or financial instruments; and (ii) have a Bank Material Adverse Effect.

          (c) Financial Reports, SEC Documents, and Material Adverse Effect.

             (i) Bank's Form 10-K for the period ending December 31, 1998 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1998 under the Securities Act or the Exchange Act, in the form filed or to be filed with the SEC or the OCC (collectively, "Bank SEC Documents"), as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto), and each of the statements of income or results of operations and changes in shareholders' equity and cash flows or equivalent statements in the Bank SEC Documents (including any related notes and schedules thereto), have been prepared, in each case, in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

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

             (ii) The 1999 Financial Statements have been prepared in accordance with generally accepted accounting principals applied consistently with the audited statements of the Bank and its Subsidiaries subject only to normal year-end adjustments and the absence of footnotes.

             (iii) Except as set forth on Schedule 4.01(c), and except for liabilities incurred in connection with negotiation of and compliance with this Agreement and otherwise in connection with the transactions contemplated hereby, since December 31, 1999 to the date hereof, Bank and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice which would constitute a Bank Material Adverse Effect.

             (iv) Except as set forth on Schedule 4.01(c), since December 31, 1999, (A) Bank and its Subsidiaries have to the date hereof conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) there has not occurred any event or circumstance that, individually or taken together with all other facts, circumstances and events, would constitute a Bank Material Adverse Effect.

          (d) Litigation. Except as set forth on Schedule 4.01(d), no material litigation, claim or other proceeding before any Governmental Authority is pending against Bank or any of its Subsidiaries and, to Bank's Knowledge, no such litigation, claim or other proceeding has been threatened.

          (e) Regulatory Matters.

             (i) Except as set forth on Schedule 4.01(e), neither Bank nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter to, or extraordinary supervisory letter from, any federal or state Governmental Authority or authority charged with the supervision or regulation of financial institutions and trust companies (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the FRB, the OCC, and the FDIC) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").

             (ii) Except as set forth on Schedule 4.01(e), neither Bank nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, or extraordinary supervisory letter.

          (f) Compliance with Laws. Except as set forth on Schedule 4.01(f), and except for violations and acts of noncompliance that would not have a Bank Material Adverse Effect, each of Bank and its Subsidiaries:

             (i) to Bank's knowledge, is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

             (ii) has received, since December 31, 1998, no notification or communication from any Governmental Authority (A) asserting that Bank or any of its Subsidiaries is not in compliance in any material respect with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any material license, franchise, permit, or governmental authorization (nor, to Bank's Knowledge, do any grounds for any of the foregoing exist).

          (g) Loan Portfolio; Portfolio Management.

             (i) Except as set forth on Schedule 4.01(g) all evidences of indebtedness reflected as assets in Bank's financial statements at December 31, 1999 referred to in Section 4.01(c) hereof, or originated or acquired since such date, are (except with respect to those assets which are no longer assets of it or any of its Subsidiaries) binding obligations of the respective obligors named therein except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally, and except as to the availability of equitable remedies, including specific performance, which are subject to the discretion of the court before which a proceeding is brought, and except where a failure of enforcement will not have a Bank Material Adverse Effect, and the payment of no material amount thereof (either individually or in the aggregate with other evidences of indebtedness) is subject to any defenses or offsets which have been threatened or asserted against Bank or any of its Subsidiaries which would collectively constitute a Bank Material Adverse Effect. All such indebtedness which is secured by an interest in real property is secured by a valid and perfected mortgage lien having the priority specified in the loan documents except in each case in which, individually or in the aggregate, the failure to have such a mortgage would not have a Bank Material Adverse Effect. All such indebtedness which is secured by an interest in personal property is secured by a valid and perfected security interest having the priority specified in the loan documents, except in each case in which, individually or in the aggregate, the failure to have such a security interest would not have a Bank Material Adverse Effect. Except as set forth on Schedule 4.01(g) or except where noncompliance would not have a Bank Material Adverse Effect, all loans originated, directly or indirectly, or purchased by Bank or any of its Subsidiaries were, at the time entered into and at all times owned by Bank or its Subsidiaries, in compliance in all material respects with all applicable laws and regulations (including, without limitation, all consumer protection laws and regulations). Except where noncompliance would not have a Bank Material Adverse Effect, Bank and its Subsidiaries (as applicable), in all material respects, administer their loan and investment portfolios (including, but not limited to, adjustments to adjustable mortgage loans) in accordance with all applicable laws and regulations and the terms of applicable instruments. Except where noncompliance would not have a Bank Material Adverse Effect, the records of Bank and any of its Subsidiaries (as applicable) regarding all loans outstanding on its books are accurate in all material respects. With respect to loans for which real property is the primary collateral, the Bank and its Subsidiaries (as applicable) maintain or require all borrowers to maintain adequate insurance on the security property and pay or cause all borrowers, to pay all taxes or assessments which may be entitled to a Lien with priority over the Bank's Lien in such property. The Bank maintains insurance against its failure or the borrower's failure to maintain insurance and pay taxes or assessments.

             (ii) Schedule 4.01(g) sets forth a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit and other assets of Bank and its Subsidiaries that have been adversely designated, criticized or classified by Bank, its outside auditors or the OCC as of November 30, 1999, separated by category of classification or criticism (the "Bank Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been adversely designated, classified or criticized as of the date hereof, by any representative of any governmental or regulatory authority as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import are excluded from the amounts disclosed in the Bank Asset Classification other than amounts of loans, extensions of credit or other assets that were charged off by Bank or any of its Subsidiaries before the date hereof.

          (h) Permits and Licenses. Bank and each of its Subsidiaries has all franchises, permits, licenses or other authorizations by all Governmental Authorities, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to obtain such franchises, permits, licenses or other authorizations would not have a Bank Material

                                      A-13
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     Adverse Effect. Schedule 4.01(h) lists all franchises, permits, licenses or other authorizations by all Governmental Authorities held by Bank and its Subsidiaries ("Bank Licenses"), true and complete copies of all of which have been delivered to Bingham. Except as set forth on Schedule 4.01(h), all of the Bank Licenses are in full force and effect and will not be affected in any way by, and will continue to be in full force and effect after, the consummation of the transactions contemplated in this Agreement and the Attendant Documents to the extent necessary to complete any required governmental approvals of the transactions contemplated in this Agreement and the Attendant Documents, and to permit continuous business operations following consummation of the transactions contemplated.

          (i) Labor Matters.

             (i) Schedule 4.01(i) contains a complete and accurate list of the current employees of Bank and its Subsidiaries as of a date no later than 30 days before this representation and warranty is made (the "Bank Employees") and, with respect to each Bank Employee, his or her salary or hourly rate currently in effect, annual bonuses (last paid or payable), if any, any other fringe benefits or incentive paid or payable to him or her and the amount of all cash compensation accrued through February 29, 2000, but as yet unpaid for each such Bank Employee. Except as set forth on Schedule 4.01(i), all such Bank Employees are actively at work, and no such Bank Employee is currently on leave of absence, layoff, military leave, suspension, workers' compensation, salary continuance or short or long term disability or otherwise not actively performing his or her work during all normally scheduled business hours.

             (ii) Except as set forth on Schedule 4.01(i), neither Bank nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Bank or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Bank or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving Bank or any of its Subsidiaries pending or, to Bank's Knowledge, threatened, nor does Bank have any Knowledge of any activity involving any Bank Employee seeking to certify a collective bargaining unit or engaging in other organizational activity.

             (iii) To the knowledge of Bank, except as set forth on Schedule 4.01(i), hours worked by, and payments made to, all Bank Employees and former employees of Bank and its Subsidiaries ("Former Bank Employees") have been in compliance with the Fair Labor Standards Act and other applicable federal, state and local laws.

             (iv) Except as set forth on Schedule 4.01(i), as of the Effective Date, all payments determined to be due from Bank and its Subsidiaries on account of any Bank Employee's or Former Bank Employees' work, health or welfare insurance, under any agreement, whether oral or written, will have been paid or properly accrued on Bank's financial statements.

             (v) Except as set forth on Schedule 4.01(i), there are no vacation monies or rights to time off which have been earned by any Bank Employee or Former Bank Employee under any agreement, whether oral or written, that have not been paid or properly accrued on Bank's financial statements, nor are there any severance payments which could become payable by Bank or its Subsidiaries under the terms of any oral or written agreement or commitment.

             (vi) Except as disclosed pursuant to Section 4.01(j), neither Bank nor any of its Subsidiaries has any material liability with respect to any pension, profit sharing, retirement or similar plan, or other employee benefit plan.

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             (vii) Except as set forth on Schedule 4.01(i):

                (A) there is no unfair labor practice charge or complaint concerning Bank or its Subsidiaries or any Bank Employee or Former Bank Employee pending before any Governmental Authority in any jurisdiction in which Bank or its Subsidiaries conduct business;

                (B) there is no labor strike or slowdown, work stoppage, lockout or other collective labor action actually pending or, to Bank's Knowledge, threatened against or affecting the business of Bank or its Subsidiaries, and neither Bank nor its Subsidiaries has experienced any strike or slowdown, work stoppage, lockout or other collective labor action in connection with their business by or with respect to any Bank Employees or Former Bank Employees;

                (C) there is no representation claim or petition concerning the business of Bank or its Subsidiaries or any Bank Employee or Former Bank Employee pending before any Governmental Authority in any jurisdiction in which the business of Bank or its Subsidiaries conduct business, and no question concerning representation exists relating to the Bank Employees;

                (D) there are no charges with respect to or relating to the business of Bank or its Subsidiaries pending before the Equal Employment Opportunity Commission or any Governmental Authority in any jurisdiction in which Bank or its Subsidiaries conduct business responsible for the prevention of unlawful employment practices;

                (E) neither of Bank nor its Subsidiaries has received formal notice from any Governmental Authority responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of Bank or its Subsidiaries and no such investigation is currently in progress; and

                (F) to Bank's Knowledge, no key Bank Employee or group of Bank Employees has any plans to terminate employment with Bank or its Subsidiaries prior to or after Closing.

          (j) Employee Benefits.

             (i) Controlled Group: Except as disclosed in Schedule 4.01(j), neither Bank nor any of its Subsidiaries is now, has ever been or will be at any time prior to the Effective Time, a member of a Controlled Group.

             (ii) Bank Employee Benefit Plans and Documents: Schedule 4.01(j) lists each and every Bank Employee Benefit Plan that Bank, its Subsidiaries or any Controlled Group Member now, or will at any time prior to the Effective Date, maintain, sponsor, participate in or contribute to with respect to the Bank Employees or the Former Bank Employees, or that Bank, its Subsidiaries or any Controlled Group Member ever maintained, sponsored, participated in or made contributions to with respect to the Bank Employees or the Former Bank Employees. Except as disclosed in Schedule 4.01(j), neither Bank nor any of its Subsidiaries or any Controlled Group Member is a party to any collective bargaining or union contract with respect to the Bank Employees or the Former Bank Employees. Bank has provided to Bingham true and correct copies of all current and prior material and readily available documents relating to the Bank Employee Benefit Plans listed in Schedule 4.01(j), including, but not limited to: (A) plan documents, trust documents and plan and trust amendments, in each case, which implement, relate to or amend a Bank Employee Benefits Plan; (B) summary plan descriptions, amendments thereto, and all other communication material provided to employees; (C) summaries of material modifications; (D) insurance (including reinsurance), administrative services or annuity contracts;
        (E) collective bargaining agreements or contracts and all amendments thereto; (F) the most recent financial statements; (G) with regard to self-funded Welfare Plans, experience and enrollment data for the prior three plan years as well as documentation and calculations demonstrating the preset value of accrued obligations under such plans as of the Effective Date;

        (H) if Bank or its Subsidiaries provide, or have any commitment or obligation to provide, any Bank Employee Benefit Plan benefits to their retirees, copies of all documentation and calculations demonstrating the present value of such obligation or commitment as of the Effective Date;
        (I) if Bank, its Subsidiaries or any Controlled Group Member maintains a defined benefit pension plan, as defined in Section 3(35) of ERISA with respect to the Bank Employees or the Former Bank Employees, the most recent actuarial valuation for each such plan and copies of any funding waivers and applications therefor, and all related correspondence and documentation; (J) the three most recent annual reports; (K) agreements with respect to leased or temporary employees; (L) all government rulings and opinions, if any (and pending requests for rulings and opinions, if any); and (M) the most recent IRS determination letters with respect to the Bank Employee Benefit Plans listed in Schedule 4.01(j).

             (iii) No Minimum Funding Obligations; No Multiemployer Plan, Multiple Employer Plan or Post-Employment Welfare Plan Liability. No Bank Employee Benefit Plan is a, and none of Bank, any of its Subsidiaries or any Controlled Group Member has any material liability or potential liability (including, with respect to clauses (B) and (C) of this paragraph any actual or potential withdrawal liability)with respect to any, (A) Pension Plan that is subject to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA, (B) multiemployer plan (as such term is defined in Section 3(37) of ERISA),
        (C) plan of the type described in Sections 4063 and 4064 of ERISA or in
        Section 413(c) of the Code (and regulations promulgated thereunder), or
        (D) plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or current or future former employees, their spouses or dependents, other than in accordance with Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or applicable state continuation coverage law.

             (iv) Representations: Except as set forth in Schedule 4.01(j):

                (A) Qualification: All the Pension Plans required to be listed on Schedule 4.01(j), and the related trusts, if any, now meet, and since their inception have met, and as of the Effective Date shall meet, in all material respects, the requirements for qualification under Section 401(a) of the Code and are now, and since their inception have been, exempt from taxation under Section 501(a) of the Code;

                (B) Determination Letters: The IRS has issued a favorable determination letter with respect to the qualified status of each such Pension Plan and trust, and has not taken, nor to the Knowledge of Bank, its Subsidiaries and Controlled Group Members, has reasonable grounds to take any action to revoke such letter;

                (C) Satisfaction of Obligations: Bank, each of its Subsidiaries and each Controlled Group Member have performed, and through the Effective Date shall perform, in all material respects, all obligations required to be performed by them under the Bank Employee Benefit Plans (including, but not limited to, the making of all contributions), and are not in material default under, or in material violation of, any of the Bank Employee Benefit Plans, and none of Bank, its Subsidiaries, or any Controlled Group Member has Knowledge of any such material default or violation of any other party to any and all of the Bank Employee Benefit Plans;

                (D) Compliance With Laws: Each Bank Employee Benefit Plan has been, and through the Effective Date shall be, maintained, and funded in compliance in all material respects with ERISA, the Code, the Age Discrimination in Employment Act (to the extent applicable), COBRA, and each other applicable federal, state or local laws, and, if applicable, each foreign law, and each Bank Employee Benefit Plan is valid and binding, in full force and effect, and there are no material defaults thereunder;

                (E) No Prohibited Transactions: None of the Bank Employee Benefit Plans, nor any trust created thereunder, any trustee or administrator thereof, nor Bank or any of its

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

           Subsidiaries, nor any other Party dealing with any Bank Employee Benefit Plan has engaged in any transaction, or will prior to the Effective Date engage in any transaction, that would trigger a tax under Section 4975 of the Code, or violate Section 406 of ERISA, or, if applicable, any similar provision under foreign law;

                (F) No Claims Pending or Threatened: There are not presently, nor shall there be prior to the Effective Date, any actions, suits or claims pending (other than routine claims for benefits) or, to Bank's Knowledge, threatened against, any Bank Employee Benefit Plan, against the assets of any Bank Employee Benefit Plan, or against the Bank, any of its Subsidiaries or any Controlled Group Member for benefits arising under or pursuant to any Bank Employee Benefit Plan;

                (G) Reporting and Disclosure: With regard to each Bank Employee Benefit Plan listed in Schedule 4.01(j), Bank and its Subsidiaries have complied with, and will through the Effective Date continue to comply with, all reporting and disclosure requirements of ERISA and the Code in all material respects;

                (H) No Unfunded Liabilities: No Bank Employee Benefit Plan has any material unfunded liabilities;

                (I) No Further Liabilities: Except as provided in Schedule 4.01(j), Bank and its Subsidiaries do not, and shall not as of the Effective Date, have any liability or obligation to any Bank Employee Benefit Plan or to the Pension Benefit Guaranty Corporation, DOL, Department of Treasury or similar agency of a foreign government, any other plan or entity, or any employee, participant or beneficiary of any Bank Employee Benefit Plan, arising out of or pursuant to any Bank Employee Benefit Plan which could subject Bank or its Subsidiaries to any material liability;

                (J) Termination and Amendment: Except as disclosed in Schedule 4.01(j), each Bank Employee Benefit Plan listed in Schedule 4.01(j) is, and as of and through the Effective Date, shall be terminable, and/or subject to amendment by Bank or its Subsidiaries, at the discretion of Bank or its Subsidiaries, with no liability for benefits incurred after such termination or inconsistent with the terms of any amendment after its effective date.

                (K) Change of Control Payments: Except as set forth in Schedule 4.01(j), none of the Bank Employee Benefit Plans obligates Bank or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is contemplated by Section 280G of the Code.

             (v) ESOP. None of the execution, delivery and performance of this Agreement, or the consummation of the transactions, contemplated hereby shall violate or conflict with any governing document of the ESOP, any contract, agreement or other arrangement binding upon the ESOP or its assets or any statute, regulation or other provision of law applicable to the ESOP in any material respect. During the five years preceding the date hereof, there has not been any action, suit, proceeding, investigation, audit, or order against or affecting the ESOP at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. The ESOP is not subject to or bound by any outstanding orders, judgments or decrees of any court or governmental entity.

          (k) Tax Matters.

             (i) Except as would not cause a Bank Material Adverse Effect or except as set forth on Schedule 4.01(k):

                (A) Bank, each of its Subsidiaries, each of their affiliated groups and each of the entities identified on Schedule 4.01(k) pursuant to Section 4.01(k)(ii)(B) (the "Bank

           Predecessors") have filed all Tax Returns which they are required to file under applicable laws and regulations, and all such Tax Returns are complete and correct and have been prepared in compliance with all applicable laws and regulations;

                (B) Bank, each of its Subsidiaries, each of their affiliated groups and each of the Bank Predecessors have paid all Taxes due and owing by them (whether or not such Taxes are required to be shown on a Tax Return) and have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, shareholder, creditor or other third party;

                (C) neither Bank or its Subsidiaries, nor any of their affiliated groups or the Bank Predecessors have waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;

                (D) the accrual for Taxes on Bank's most recent audited balance sheet would be adequate to pay all Tax liabilities of Bank and its Subsidiaries if their current tax year were treated as ending on the date of such balance sheet (excluding any amount recorded which is attributable solely to timing differences between book and Tax income);

                (E) since December 31, 1998, neither Bank nor any of its Subsidiaries has incurred any liability for Taxes with respect to their businesses other than in the ordinary course;

                (F) no foreign, federal, state or local tax audits or administrative or judicial proceedings are pending or being conducted with respect to Bank, any of its Subsidiaries, any of their affiliated groups or any of the Bank Predecessors;

                (G) neither Bank or its Subsidiaries, nor any of their affiliated groups or the Bank Predecessors have received from any foreign, federal, state or local taxing authority any (1) written notice indicating an intent to open an audit or other review, or (2) request for information related to Tax matters; and

                (H) there are no material unresolved questions or claims concerning any Tax liability of Bank, its Subsidiaries, or any of their affiliated groups or the Bank Predecessors.

             (ii) Except as set forth on Schedule 4.01(k), neither Bank nor any of its Subsidiaries (A) has made an election under Section 341(f) of the Code, (B) is liable for the Taxes of another person (1) under Treasury Regulation Section 1.1502-6 (or comparable provisions of state, local or foreign law), (2) as a transferee or successor, (3) by contract or indemnity or (4) otherwise, (C) is a party to any tax sharing agreement or (D) has made any payments, are obligated to make any payments or is a party to an agreement that could obligate it to make any payments that would not be deductible under Section 280G of the Code.

          (l) Environmental Matters. To Bank's Knowledge, neither the conduct nor operation of Bank or its Subsidiaries nor any condition of any property currently or previously owned or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, results or resulted in a violation of any Environmental Laws and to Bank's Knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any liability to Bank or any of its Subsidiaries under or by reason of any Environmental Laws or Materials of Environmental Concern except where the conduct, operation, condition or event would not have a Bank Material Adverse Effect. To Bank's Knowledge, except for any notice for which, in Bank's reasonable judgment, there is no reasonable basis, neither Bank nor any of its Subsidiaries has received any notice from any person or entity that Bank or its Subsidiaries or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law or relating to Materials of Environmental Concern, including, but not limited to, responsibility (or potential

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     responsibility) for the cleanup or other remediation of Materials of
     Environmental Concern at, on, beneath, or originating from any such property.

          (m) Risk Management Instruments. Except as set forth on Schedule 4.01(m), all material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Bank's own account, or for the account of one or more of Bank's Subsidiaries or their customers have been previously disclosed to Bingham and were entered into (i) in accordance with prudent business practices and in all material respects in compliance with all applicable laws, rules, regulations and regulatory policies and
     (ii) with parties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Bank or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither Bank nor its Subsidiaries, nor to Bank's Knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

          (n) Insurance. Except as set forth on Schedule 4.01(n), Bank and its Subsidiaries have maintained and now maintain insurance with respect to their assets and businesses covering property damage by fire or other casualty, and against such liabilities, claims and risks, including, without limitation, workers compensation, and in such amounts as is customary or appropriate in the industry. Schedule 4.01(n) contains a true and correct summary of all such insurance policies maintained by Bank and its Subsidiaries, presently or at any point during the last five years, setting forth the names of the insured and the insurer, policy numbers, the types of coverage, premium payments or basis of payment, deductible amounts and limits of coverage. Except as set forth on Schedule 4.01(n), to the knowledge of Bank no such policy of insurance is subject to any deductible, self-insured retention, retrospective rating agreement, indemnification agreement or any other method or device by which the insured person is subject to all or any part of the liability for any or all claims. Concurrently with or prior to the execution of this Agreement, Bank and its Subsidiaries have delivered to Bingham true, correct and complete copies of all such insurance policies. Except as set forth on Schedule 4.01(n), all such insurance policies will be in full force and effect through the Effective Date. To the knowledge of Bank, except as set forth on Schedule 4.01(n), there is no state of facts and no event has occurred forming the basis for any present property, casualty or fidelity claim against Bank or its Subsidiaries that is not fully covered by insurance. Schedule 4.01(n) contains loss runs for the last five years setting forth all property, general and products liability and workers compensation claim activity against the businesses of Bank and its Subsidiaries, including the date and place of the occurrence, the claimant's name, reserves, amounts paid, a brief description of the incident and whether the claim is open or closed. Except as set forth on Schedule 4.01(n), Bank has no Knowledge of any occurrence, circumstance, or event which could reasonably be expected to result in any such claim.

          (o) Governmental Reviews. Except as set forth on Schedule 4.01(o), no investigation or review by any Governmental Authority with respect to Bank, any Bank Subsidiary or any of their officers or directors is pending or, to the Knowledge of Bank, threatened, nor has any Governmental Authority indicated to Bank or any Bank Subsidiary an intention to conduct the same, other than normal or routine regulatory examinations.

          (p) Fairness Opinion. On March 19, 2000, Raymond James & Associates, Inc. ("Raymond James") provided to the Bank Board a written fairness opinion to the effect that the Exchange Ratio is fair to the shareholders of Bank from a financial point of view.

          (q) Compliance with Servicing Obligations. Except as set forth on
     Schedule 4.01(q), and except for violations and acts of noncompliance that would not have a Bank Material Adverse Effect, to the best of Bank's Knowledge, Bank and the Bank Subsidiaries are in compliance in all material respects with all contract, agency and investor requirements and guidelines, and all applicable laws, rules and

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

     regulations of Governmental Authorities, relating to the servicing and administration of loans by them, or any of them, including but not limited to, properly and timely making interest rate adjustments to adjustable rate loans.

          (r) Intellectual Property. Schedule 4.01(r) sets forth all patents, trade names, service names, trademarks, service marks, copyrights, or any other intellectual or intangible property or applications ("Intellectual Property") Bank and its Subsidiaries own or use in their businesses ("Bank Intellectual Property"). Bank and its Subsidiaries are the sole owners (except for licensed property for which valid and subsisting licenses exist) of the Bank Intellectual Property, free of all Liens. Except as set forth on Schedule 4.01(r), to Bank's Knowledge, there is no claim against Bank or any of its Subsidiaries that the Bank Intellectual Property or any of its operations, activities, products or publications infringes any material patent, trademark, trade name, copyright or other proprietary or intellectual property right of any third party or that any of them is illegally using the material trade secrets or property rights of others in any material respect. To the knowledge of Bank, neither Bank nor any of its Subsidiaries has any disputes with or claims against, or any basis for claims against, any third party for infringement by such third party of any Bank Intellectual Property.

          (s) Material Contracts. Schedule 4.01(s) identifies all of the Material Contracts of Bank and its Subsidiaries, true and complete copies of all of which have been delivered to Bingham. Except as set forth on
     Schedule 4.01(s), and except for any default which would not constitute a Bank Material Adverse Effect, (i) Bank and each of its Subsidiaries has complied in all material respects with the provisions of, and is not in default under, each such Material Contract to which it is a party or any such default has been waived, and (ii) to the Knowledge of Bank, no other party to any such Material Contract has failed to comply in any material respect with, or is in default under, the provisions of any such Material Contract.

          (t) Real Property Owned.

             (i) Other than the real property described on Schedule 4.01(t)(the "Bank Owned Real Property") or real property of a type classified as OREO (other real estate owned) on the Bank's financial statements (i.e., foreclosed property not owned for the operation of the Bank's business), Bank and its Subsidiaries own no real property. Schedule 4.01(t) contains a true and accurate legal description of the Bank Owned Real Property. Bank and its Subsidiaries have good and marketable fee simple title to the Bank Owned Real Property free and clear of all Liens other than those identified on Schedule 4.01(t).

             (ii) Except as set forth on Schedule 4.01(t), no substantial work has been performed on or materials supplied with respect to the Bank Owned Real Property within any applicable statutory period which could give rise to mechanics' or materialmen's liens; all bills and claims for substantial labor performed and materials furnished to or for the benefit of the Bank Owned Real Property for all periods prior to the Effective Time have been, or prior to the Effective Time, will be, paid or properly accrued on Bank's financial statements in full, and Bank has no Knowledge of any mechanics' or materialmen's Liens, whether or not perfected, on or affecting any portion of the Bank Owned Real Property.

             (iii) There is no pending or, to Bank's Knowledge, threatened condemnation or eminent domain proceeding with respect to the Bank Owned Real Property.

             (iv) Except as set forth on Schedule 4.01(t), (A) there are no taxes or special assessments other than ordinary real estate taxes pending or payable against the Bank Owned Real Property, and to the knowledge of Bank there are no contingencies existing under which any assessment for real estate taxes may be retroactively filed against the Bank Owned Real Property; (B) Bank has no Knowledge of any proposed special assessment that may affect the Bank Owned Real Property or any part thereof; (C) there are no penalties due with respect to real estate taxes and/or impositions, and all real estate taxes and/or impositions (excepting those for the current year that are not yet due and payable) with respect to the Bank Owned Real Property have been paid in full; and (D) there are no taxes, permit fees or connection fees which must be paid respecting existing curb cuts, sewer hookups, water-main hookups or services of a like nature.

             (v) Except as set forth on Schedule 4.01(t), the Bank Owned Real Property materially complies with the requirements of all building, zoning, subdivision, health, safety, environmental, pollution control, waste products, sewage control and all other applicable statutes, laws, codes, ordinances, rules, orders, regulations and decrees of any and all government agencies. There is no uncured breach of any material condition or requirement imposed by, or pursuant to, any permit or license issued with respect to the Bank Owned Real Property.

             (vi) Except as set forth on Schedule 4.01(t), no property insurer or similar body has made any recommendations with respect to any parcel of Bank Owned Real Property which have not been complied with, and all structures on the Bank Owned Real Property meet all qualifications for "highly protected risk" classification for fire insurance purposes.

             (vii) Except as set forth on Schedule 4.01(t), and except for real property of the type classified as OREO (other real estate owned) on the Bank's financial statements (i.e., foreclosed property not owned for the operation of the Bank's business), Bank and its Subsidiaries have never owned any real property.

          (u) Real Property Leased. Schedule 4.01(u) sets forth the legal description for all real properties leased or subleased to Bank or its Subsidiaries (the "Bank Leased Real Property"). Bank has delivered to Bingham true, correct and complete copies of the leases and subleases listed on Schedule 4.01(u). Except as set forth on Schedule 4.01(u), neither Bank nor any of its Subsidiaries has leased or subleased any real property during the past three years. Except as set forth on Schedule 4.01(u), with respect to each such lease or sublease:

             (i) the lease or sublease is legal, valid, binding, enforceable and in full force and effect in all material respects;

             (ii) the lease or sublease will continue to be legal, valid, binding, enforceable and in full force and effect in all material respects on identical terms following the Closing;

             (iii) neither Bank, its Subsidiaries, nor, to Bank's Knowledge, any other party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the lease or sublease;

             (iv) to Bank's Knowledge, no party to the lease or sublease has repudiated any of its provisions;

             (v) there are no material disputes, oral agreements or forbearance programs in effect as to the lease or sublease;

             (vi) neither Bank nor any of its Subsidiaries, as applicable, has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered all or any portion of their interest in the leasehold or subleasehold;

             (vii) to Bank's Knowledge, all facilities leased or subleased under the lease or sublease have been operated and maintained in accordance with applicable laws, rules and regulations in all material respects;

             (viii) all facilities leased or subleased under the lease or sublease are supplied with utilities and other services reasonably necessary for the operation of such facilities;

             (ix) all facilities leased or subleased under the lease or sublease are in good operating condition, and would not, with ordinary wear and tear, require major repair or replacement during the remainder of the lease term; and

             (x) no property insurer or similar body has made any recommendations with respect to any parcel of Bank Leased Real Property which have not been complied with, and all structures on the Bank Leased Real Property meet all qualifications for "highly protected risk" classification for fire insurance purposes.

          (v) Liens. Except as set forth on Schedule 4.01(v), Bank and its Subsidiaries own and have good, marketable and unencumbered title to, or an unencumbered interest in, each item comprising their assets, free and clear of any and all Liens.

          (w) Good Condition. Except as set forth on Schedule 4.01(w), all facilities used in connection with the operation of the businesses of Bank and its Subsidiaries and all of the material assets of Bank and its Subsidiaries, except real property of a type classified as OREO (other real estate owned) on the Bank's financial statements (i.e., foreclosed property not owned for the operation of the Bank's business), are free from material defects (normal wear and tear excepted) and have been maintained in accordance with normal industry practice.

          (x) No Undisclosed Liabilities. Except as and to the extent set forth on Schedule 4.01(x) or reflected in the 1999 Financial Statements, and except for current liabilities incurred by Bank or its Subsidiaries in connection with the operation of or with respect to their businesses in the ordinary course, since December 31, 1999, neither Bank nor its Subsidiaries has incurred any debts, liabilities or obligations of any nature or kind (whether absolute, accrued, contingent, unliquidated or otherwise, whether or not known to Bank, whether due or to become due and regardless of when asserted) arising out of transactions entered into, at or prior to the Closing, or any action or inaction at or prior to the Closing or any state of facts existing at or prior to the Closing and which could have a Bank Material Adverse Effect. Except as set forth on Schedule 4.01(x), Bank has no Knowledge of any existing, proposed or threatened change which could have a Bank Material Adverse Effect. There are no contingent or other liabilities of Bank or its Subsidiaries that have not been disclosed in the Schedules to this Agreement which could have a Bank Material Adverse Effect.

          (y) Recent Conduct of Business; Interim Operations. Except as set forth on Schedule 4.01(y), since December 31, 1999, there has not been, and through the Effective Time, there shall not be, any Bank Material Adverse Effect. Except as set forth on Schedule 4.01(y) or any other Schedule to this Agreement, since December 31, 1999, Bank and its Subsidiaries have caused their businesses to be conducted only in the ordinary course. Except as set forth on Schedule 4.01(y) or any other Schedule to this Agreement, since December 31, 1999, Bank and its Subsidiaries have not done any of the actions described in Sections 5.01(a) through (g), 5.01(l) through (v) or 5.01(w) as Section 5.01(w) relates to Sections 5.01(a) through (g) and 5.01(l) through (v).

          (z) Brokerage or Finder's Fee. Except for McConnell, Budd & Dowens, Inc. and Raymond James, no broker, finder, agent or similar intermediary has acted for or on behalf of Bank in connection with this Agreement or the transactions contemplated hereby and, except for the fee payable to Raymond James by Bank, no broker, finder, agent or similar intermediary is entitled to any broker's, finder's or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Bank or any action taken by Bank.

          (aa) [intentionally omitted].

          (bb) Disclosure. No representation or warranty by Bank contained in this Agreement and no statement contained in any of the Attendant Documents or any other certificate or instrument furnished or to be furnished pursuant to this Agreement or in connection with the transactions contemplated in this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary in order to make any of the statements not misleading.

          (cc) Capitalization. Bank has two classes of capital stock, common stock, $1.00 par value, and preferred stock, $1.00 par value. Franklin Finance has two classes of capital stock, common stock, $300.00 par value, and preferred stock $10.00 par value. Franklin Home has one class of capital stock,
                                      A-22
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     common stock, $1.00 par value. Ben Properties has one class of capital stock, common stock, no par value. Schedule 4.01(cc) sets forth the number of authorized and the number of issued and outstanding shares of capital stock of Bank and each of its Subsidiaries. All of the shares of Bank Stock and all of the shares of capital stock of each of its Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and were issued by Bank and its Subsidiaries without violating any requirements of law. Except as set forth on Schedule 4.01(cc), (i) there are no preemptive or first refusal rights to purchase or otherwise acquire shares of Bank Stock or capital stock of any of Bank's Subsidiaries pursuant to the Governing Documents of Bank or its Subsidiaries, by agreement or otherwise, (ii) there are no outstanding agreements, commitments, rights, options, warrants or claims of any nature whatsoever for the issuance, sale, purchase or redemption of any shares of Bank Stock or capital stock of any of Bank's Subsidiaries or any securities convertible into or exchangeable for such shares and (iii) there are no stock appreciation rights or phantom stock rights outstanding with respect to Bank stock or the capital stock of any of Bank's Subsidiaries.

          (dd) No Knowledge. Except as set forth in Schedule 4.01(dd), Bank has no Knowledge whatsoever that any of the representations or warranties of Bingham are untrue in any material respect.

          (ee) Affiliate Transactions. Except as set forth on Schedule 4.01(ee), Bank has not entered into any business transactions with any of its Affiliates.

     Section 4.02 Representations and Warranties of Bingham. Bingham hereby represents and warrants to Bank, both as of the date of this Agreement and as of the Effective Date, with the knowledge and expectation that, in agreeing to enter into this Agreement, Bank is relying on, and in connection with the consummation of the transactions contemplated in this Agreement, will rely on, such representations and warranties:

          (a) Good Standing and Authority. Bingham and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan, except for (i) Merger Sub, which, prior to the Effective Time, will be a federally-chartered savings association, duly organized, validly existing and in good standing under applicable law, (ii) Dynex Financial, Inc. ("DFI"), Dynex Financial of Alabama, Inc. ("DFI Alabama") and Dynex Insurance Agency, Inc. ("DIA"), which are corporations duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, and (iii) Bloomfield Acceptance Company, L.L.C. ("BAC") and Bloomfield Servicing Company, L.L.C. ("BSC"), which are limited liability companies duly organized, validly existing and in good standing under the laws of the State of Michigan. Bingham and each of its Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which it is required to be so qualified other than where a failure to so qualify would not have a Bingham Material Adverse Effect. Each such jurisdiction is listed on Schedule 4.02(a). Bingham has all requisite power and authority to enter into this Agreement and any Attendant Documents to which it is a party and to consummate the transactions contemplated in this Agreement and the Attendant Documents. This Agreement and all of the Attendant Documents to which Bingham is a party, and the consummation of the transactions contemplated in this Agreement, have been or will be, on or prior to the Effective Date, duly authorized and approved by the Bingham Board, and all other necessary and proper corporate action on the part of Bingham has been or will be taken on or prior to the Effective Date. This Agreement, and all of the Attendant Documents to which Bingham is a party, when executed and delivered, will constitute legal, valid and binding obligations of Bingham enforceable against it in accordance with their respective terms.

          (b) Consents and Approvals; No Defaults.

             (i) To the knowledge of Bingham, except as set forth on Schedule 4.02(b) and except for filings or approvals required under state "Blue Sky" laws, no consent, approval or authorization of, or designation, declaration or filing with, or notice to, any Governmental Authority, or any lenders, lessors, creditors, shareholders or others, is required on the part of Bingham or its Subsidiaries in connection with the valid execution and delivery of this Agreement and the

        Attendant Documents or the consummation of the transactions contemplated in this Agreement and the Attendant Documents except where the failure to obtain such consent, approval, authorization, designation, declaration or filing would not have a Bingham Material Adverse Effect. Before the Effective Time, Bingham and its Subsidiaries (in cooperation with Bank, as applicable) shall properly obtain, perform or give all of the consents, approvals, authorizations, designations, declarations, filings and notices set forth on Schedule 4.02(b), and as of the Effective Time, Bingham shall have given Bank's counsel copies or adequate evidence of all such consents, approvals, authorizations, designations, declarations, filings and notices.

             (ii) Subject to the receipt or making of the consents, approvals, authorizations, designations, declarations, filings and notices referred to in the preceding paragraph, and expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the Merger do not and will not: (i)(A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, license, indenture or instrument of Bingham or of any of its Subsidiaries or to which Bingham or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, Bingham's or Merger Sub's Governing Documents, (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, license, indenture or instrument or (D) result in any penalty payment relating to borrowed funds, advances or financial instruments; and (ii) have a Bingham Material Adverse Effect.

          (c) Financial Reports, SEC Documents, and Material Adverse Effect.

             (i) Bingham's Form 10-K for the period ending September 30, 1999 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to September 30, 1999 under the Securities Act or the Exchange Act, in the form filed or to be filed with the SEC (collectively, "Bingham SEC Documents"), as of the date filed, (A) complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto), and each of the statements of income or results of operations and changes in shareholders' equity and cash flows or equivalent statements in the Bingham SEC Documents (including any related notes and schedules thereto), have been prepared, in each case, in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments and the absence of footnotes in the case of unaudited statements.

             (ii) Except as set forth on Schedule 4.02(c), and except for liabilities incurred in connection with negotiation of and compliance with this Agreement and otherwise in connection with the transactions contemplated hereby, since September 30, 1999 to the date hereof, Bingham and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice which would constitute a Bingham Material Adverse Effect.

             (iii) Except as set forth on Schedule 4.02(c), since September 30, 1999, (A) Bingham and its Subsidiaries have to the date hereof conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (B) there has not occurred any event or circumstance that, individually or taken together with all other facts, circumstances and events, would constitute a Bingham Material Adverse Effect.

          (d) Litigation. Except as set forth on Schedule 4.02(d), no material litigation, claim or other proceeding before any Governmental Authority is pending against Bingham or any of its Subsidiaries and, to Bingham's Knowledge, no such litigation, claim or other proceeding has been threatened.

          (e) Regulatory Matters.

             (i) Except as set forth on Schedule 4.02(e), neither Bingham nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter to, or extraordinary supervisory letter from, any federal or state Governmental Authority or Regulatory Authority.

             (ii) Except as set forth on Schedule 4.02(e), neither Bingham nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, or extraordinary supervisory letter.

          (f) Compliance with Laws. Except as set forth on Schedule 4.02(f), and except for violations and acts of noncompliance that would not have a Bingham Material Adverse Effect, each of Bingham and its Subsidiaries:

             (i) to Bingham's Knowledge is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

             (ii) has received, since September 30, 1999, no notification or communication from any Governmental Authority (A) asserting that Bingham or any of its Subsidiaries is not in compliance in any material respect with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any material license, franchise, permit, or governmental authorization (nor, to Bingham's Knowledge, do any grounds for any of the foregoing exist).

          (g) Loan Portfolio; Portfolio Management.

             (i) Except as set forth on Schedule 4.02(g) all evidences of indebtedness reflected as assets in Bingham's financial statements at September 30, 1999 referred to in Section 4.02(c) hereof, or originated or acquired since such date, are (except with respect to those assets which are no longer assets of it or any of its Subsidiaries) binding obligations of the respective obligors named therein except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and except as to the availability of equitable remedies, including specific performance, which are subject to the discretion of the court before which a proceeding is brought, and except where a failure of enforcement will not have a Bingham Material Adverse Effect, and the payment of no material amount thereof (either individually or in the aggregate with other evidences of indebtedness) is subject to any defenses or offsets which have been threatened or asserted against Bingham or any of its Subsidiaries which would collectively constitute a Bingham Material Adverse Effect. All such indebtedness which is secured by an interest in real property is secured by a valid and perfected mortgage lien having the priority specified in the loan documents except in each case in which, individually or in the aggregate, the failure to have such a mortgage would not have a Bingham Material Adverse Effect. All such indebtedness which is secured by an interest in personal property is secured by a valid and perfected security interest having the priority specified in the loan

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

        documents, except in each case in which, individually or in the aggregate, the failure to have such a security interest would not have a Bingham Material Adverse Effect. Except as set forth on Schedule 4.02(g), or except where noncompliance would not have a Bingham Material Adverse Effect, all loans originated, directly or indirectly, or purchased by Bingham or any of its Subsidiaries were, at the time entered into and at all times owned by Bingham or its Subsidiaries, in compliance in all material respects with all applicable laws and regulations (including, without limitation, all consumer protection laws and regulations). Except where noncompliance would not have a Bingham Material Adverse Effect, Bingham and its Subsidiaries (as applicable), in all material respects, administer their loan and investment portfolios (including, but not limited to, adjustments to adjustable mortgage loans) in accordance with all applicable laws and regulations and the terms of applicable instruments. Except where noncompliance would not have a Bingham Material Adverse Effect, the records of Bingham and any of its Subsidiaries (as applicable) regarding all loans outstanding on its books are accurate in all material respects. With respect to loans for which real property is the primary collateral, Bingham and its Subsidiaries (as applicable) maintain or require all borrowers to maintain adequate insurance on the security property and pay or cause all borrowers, to pay all taxes or assessments which may be entitled to a Lien with priority over the Bingham's Lien in such property. Other than in connection with commercial loans, Bingham maintains insurance against its failure or the borrower's failure to maintain insurance and pay taxes or assessments.

             (ii) Schedule 4.02(g) sets forth a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit and other assets of Bingham and its Subsidiaries that have been adversely designated, criticized or classified by Bingham or its outside auditors as of December 31, 1999, separated by category of classification or criticism (the "Bingham Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been adversely designated, classified or criticized as of the date hereof, by any representative of any governmental or regulatory authority as "Special Mention," "Substandard," "Doubtful," "Loss" or words of similar import are excluded from the amounts disclosed in the Bingham Asset Classification other than amounts of loans, extensions of credit or other assets that were charged off by Bingham or any of its Subsidiaries before the date hereof.

          (h) Permits and Licenses. Bingham and each of its Subsidiaries has all franchises, permits, licenses or other authorizations by all Governmental Authorities, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted except where the failure to obtain such consent, approval, authorization, designation, declaration or filing would not have a Bingham Material Adverse Effect. Schedule 4.02(h) lists all franchises, permits, licenses or other authorizations by all Governmental Authorities held by Bingham and its Subsidiaries ("Bingham Licenses"), true and complete copies of all of which have been delivered to Bank. Except as set forth on
     Schedule 4.02(h), all of the Bingham Licenses are in full force and effect and will not be affected in any way by, and will continue to be in full force and effect after, the consummation of the transactions contemplated in this Agreement and the Attendant Documents to the extent necessary to complete any required governmental approvals of the transactions contemplated in this Agreement and the Attendant Documents, and to permit continuous business operations following consummation of the transactions contemplated.

          (i) Labor Matters.

             (i) Schedule 4.02(i) contains a complete and accurate list of the current employees of Bingham and its Subsidiaries as of a date no later than 30 days before this representation and warranty is made (the "Bingham Employees") and, with respect to each Bingham Employee, his or her salary or hourly rate currently in effect, annual bonuses (last paid or payable), if any, any other fringe benefits or incentive paid or payable to him or her and the amount of all cash compensation accrued through February 29, 2000, but as yet unpaid for each such Bingham Employee. Except as set forth on Schedule 4.02(i), all such Bingham Employees are actively at work, and no such Bingham Employee is currently on leave of absence, layoff, military leave, suspension, workers' compensation, salary continuance or short or long term disability or otherwise not actively performing his or her work during all normally scheduled business hours.

             (ii) Except as set forth on Schedule 4.02(i), neither Bingham nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Bingham or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Bingham or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving Bingham or any of its Subsidiaries pending or, to Bingham's Knowledge, threatened, nor does Bingham have any Knowledge of any activity involving any Bingham Employee seeking to certify a collective bargaining unit or engaging in other organizational activity.

             (iii) To the knowledge of Bingham, except as set forth on Schedule 4.02(i), hours worked by, and payments made to, all Bingham Employees and former employees of Bingham and its Subsidiaries ("Former Bingham Employees") have been in compliance with the Fair Labor Standards Act and other applicable federal, state and local laws.

             (iv) Except as set forth on Schedule 4.02(i), as of the Effective Date, all payments determined to be due from Bingham and its Subsidiaries on account of any Bingham Employee's or Former Bingham Employees' work, health or welfare insurance, under any agreement, whether oral or written, will have been paid or properly accrued on Bingham's financial statements.

             (v) Except as set forth on Schedule 4.02(i), there are no vacation monies or rights to time off which have been earned by any Bingham Employee or Former Bingham Employee under any agreement, whether oral or written, that have not been paid or properly accrued on Bingham's financial statements, nor, except for payments in connection with the DFI Restructuring Plan, are there any severance payments which could become payable by Bingham or its Subsidiaries under the terms of any oral or written agreement or commitment.

             (vi) Except as disclosed pursuant to Section 4.02(j), neither Bingham nor any of its Subsidiaries has any material liability with respect to any pension, profit sharing, retirement or similar plan, or other employee benefit plan.

             (vii) Except as set forth on Schedule 4.02(i):

                (A) there is no unfair labor practice charge or complaint concerning Bingham or its Subsidiaries or any Bingham Employee or Former Bingham Employee pending before any Governmental Authority in any jurisdiction in which Bingham or its Subsidiaries conduct business;

                (B) there is no labor strike or slowdown, work stoppage, lockout or other collective labor action actually pending or, to Bingham's Knowledge, threatened against or affecting the business of Bingham or its Subsidiaries, and neither Bingham nor its Subsidiaries has experienced any strike or slowdown, work stoppage, lockout or other collective labor action in connection with their business by or with respect to any Bingham Employees or Former Bingham Employees;

                (C) there is no representation claim or petition concerning the business of Bingham or its Subsidiaries or any Bingham Employee or Former Bingham Employee pending before any Governmental Authority in any jurisdiction in which the business of Bingham or its Subsidiaries conduct business, and no question concerning representation exists relating to the Bingham Employees;

                (D) there are no charges with respect to or relating to the business of Bingham or its Subsidiaries pending before the Equal Employment Opportunity Commission or any
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

           Governmental Authority in any jurisdiction in which Bingham or its Subsidiaries conduct business responsible for the prevention of unlawful employment practices;

                (E) neither of Bingham nor its Subsidiaries has received formal notice from any Governmental Authority responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of Bingham or its Subsidiaries and no such investigation is currently in progress; and

                (F) to Bingham's Knowledge, no key Bingham Employee or group of Bingham Employees has any plans to terminate employment with Bingham or its Subsidiaries prior to or after Closing.

          (j) Employee Benefits.

             (i) Controlled Group: Except as disclosed in Schedule 4.02(j), neither Bingham nor any of its Subsidiaries is now, has ever been or will be at any time prior to the Effective Time, a member of a Controlled Group.

             (ii) Bingham Employee Benefit Plans and Documents: Schedule 4.02(j) lists each and every Bingham Employee Benefit Plan that Bingham, its Subsidiaries or any Controlled Group Member now, or will at any time prior to the Effective Date, maintain, sponsor, participate in or contribute to with respect to the Bingham Employees or the Former Bingham Employees, or that Bingham, its Subsidiaries or any Controlled Group Member ever maintained, sponsored, participated in or made contributions to with respect to the Bingham Employees or the Former Bingham Employees. Except as disclosed in Schedule 4.02(j), neither Bingham nor any of its Subsidiaries or any Controlled Group Member is a party to any collective bargaining or union contract with respect to the Bingham Employees or the Former Bingham Employees. Bingham has provided to Bank true and correct copies of all current and prior material and readily available documents relating to the Bingham Employee Benefit Plans listed in Schedule 4.02(j), including, but not limited to: (A) plan documents, trust documents and plan and trust amendments, in each case, which implement, relate to, or amend a Bingham Employee Benefits Plan; (B) summary plan descriptions, amendments thereto, and all other communication material provided to employees; (C) summaries of material modifications; (D) insurance (including reinsurance), administrative services or annuity contracts; (E) collective bargaining agreements or contracts and all amendments thereto; (F) the most recent financial statements; (G) with regard to self-funded Welfare Plans, experience and enrollment data for the prior three plan years as well as documentation and calculations demonstrating the preset value of accrued obligations under such plans as of the Effective Date; (H) if Bingham or its Subsidiaries provide, or have any commitment or obligation to provide, any Bingham Employee Benefit Plan benefits to their retirees, copies of all documentation and calculations demonstrating the present value of such obligation or commitment as of the Effective Date; (I) if Bingham, its Subsidiaries or any Controlled Group Member maintains a defined benefit pension plan, as defined in Section 3(35) of ERISA with respect to the Bingham Employees or the Former Bingham Employees, the most recent actuarial valuation for each such plan and copies of any funding waivers and applications therefor, and all related correspondence and documentation; (J) the three most recent annual reports; (K) agreements with respect to leased or temporary employees; (L) all government rulings and opinions, if any (and pending requests for rulings and opinions, if any); and (M) the most recent IRS determination letters with respect to the Bingham Employee Benefits Plans listed on Schedule 4.02(j).

             (iii) No Minimum Funding Obligations; No Multiemployer Plan, Multiple Employer Plan or Post-Employment Welfare Plan Liability. No Bingham Employee Benefit Plan is a, and none of Bingham, any of its Subsidiaries or any Controlled Group Member has any material liability or potential liability (including, with respect to clauses (B) and (C) of this paragraph any actual or potential withdrawal liability)with respect to any, (A) Pension Plan that is subject to the minimum funding requirements of Section 412 of the Code or Section 302 of ERISA,

        (B) multiemployer plan (as such term is defined in Section 3(37) of ERISA), (C) plan of the type described in Sections 4063 and 4064 of ERISA or in Section 413(c) of the Code (and regulations promulgated thereunder), or (D) plan which provides health, life insurance, accident or other "welfare-type" benefits to current or future retirees or current or future former employees, their spouses or dependents, other than in accordance with Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or applicable state continuation coverage law.

             (iv) Representations: Except as set forth in Schedule 4.02(j):

                (A) Qualification: All the Pension Plans required to be listed on Schedule 4.02(j), and the related trusts, if any, now meet, and since their inception have met, and as of the Effective Date shall meet, in all material respects, the requirements for qualification under Section 401(a) of the Code and are now, and since their inception have been, exempt from taxation under Section 501(a) of the Code;

                (B) Determination Letters: The IRS has issued a favorable determination letter with respect to the qualified status of each such Pension Plan and trust, and has not taken, nor to the Knowledge of Bingham, its Subsidiaries and Controlled Group Members, has reasonable grounds to take any action to revoke such letter;

                (C) Satisfaction of Obligations: Bingham, each of its Subsidiaries and each Controlled Group Member have performed, and through the Effective Date shall perform, in all material respects, all obligations required to be performed by them under the Bingham Employee Benefit Plans (including, but not limited to, the making of all contributions), and are not in material default under, or in material violation of, any of the Bingham Employee Benefit Plans, and none of Bingham, its Subsidiaries, or any Controlled Group Member has Knowledge of any such material default or violation of any other party to any and all of the Bingham Employee Benefit Plans;

                (D) Compliance With Laws: Each Bingham Employee Benefit Plan has been, and through the Effective Date shall be, maintained, and funded in compliance in all material respects with ERISA, the Code, the Age Discrimination in Employment Act (to the extent applicable), COBRA, and each other applicable federal, state or local laws, and, if applicable, each foreign law, and each Bingham Employee Benefit Plan is valid and binding, in full force and effect, and there are no material defaults thereunder;

                (E) No Prohibited Transactions: None of the Bingham Employee Benefit Plans, nor any trust created thereunder, any trustee or administrator thereof, nor Bingham or any of its Subsidiaries, nor any other Party dealing with any Bingham Employee Benefit Plan has engaged in any transaction, or will prior to the Effective Date engage in any transaction, that would trigger a tax under Section 4975 of the Code, or violate Section 406 of ERISA, or, if applicable, any similar provision under foreign law;

                (F) No Claims Pending or Threatened: There are not presently, nor shall there be prior to the Effective Date, any actions, suits or claims pending (other than routine claims for benefits) or, to Bingham's Knowledge, threatened against, any Bingham Employee Benefit Plan, against the assets of any Bingham Employee Benefit Plan, or against the Bingham, any of its Subsidiaries or any Controlled Group Member for benefits arising under or pursuant to any Bingham Employee Benefit Plan;

                (G) Reporting and Disclosure: With regard to each Bingham Employee Benefit Plan listed in Schedule 4.02(j), Bingham and its Subsidiaries have complied with, and will through the Effective Date continue to comply with, all reporting and disclosure requirements of ERISA and the Code in all material respects;

                (H) No Unfunded Liabilities: No Bingham Employee Benefit Plan has any material unfunded liabilities;

                                      A-29
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                (I) No Further Liabilities: Except as provided in Schedule
           4.02(j), Bingham and its Subsidiaries do not, and shall not as of the Effective Date, have any liability or obligation to any Bingham Employee Benefit Plan or to the Pension Benefit Guaranty Corporation, DOL, Department of Treasury or similar agency of a foreign government, any other plan or entity, or any employee, participant or beneficiary of any Bingham Employee Benefit Plan, arising out of or pursuant to any Bingham Employee Benefit Plan which could subject Bingham or its Subsidiaries to any material liability;

                (J) Termination and Amendment: Except as disclosed in Schedule 4.02(j), each Bingham Employee Benefit Plan listed in Schedule 4.02(j) is, and as of and through the Effective Date, shall be terminable, and/or subject to amendment by Bingham or its Subsidiaries, at the discretion of Bingham or its Subsidiaries, with no liability for benefits incurred after such termination or inconsistent with the terms of any amendment after its effective date.

                (K) Change of Control Payments: Except as set forth in Schedule 4.02(j), none of the Bingham Employee Benefit Plans obligates Bingham or any of its Subsidiaries to pay separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or solely as a result of a "change in control," as such term is contemplated by Section 280G of the Code.

          (k) Tax Matters.

             (i) Except as would not cause a Bingham Material Adverse Effect or except as set forth on Schedule 4.02(k):

                (A) Bingham, each of its Subsidiaries, each of their affiliated groups and each of the entities identified on Schedule 4.02(k) pursuant to Section 4.02(k)(ii)(B) (the "Bingham Predecessors") have filed all Tax Returns which they are required to file under applicable laws and regulations, and all such Tax Returns are complete and correct and have been prepared in compliance with all applicable laws and regulations;

                (B) Bingham, each of its Subsidiaries, each of their affiliated groups and each of the Bingham Predecessors have paid all Taxes due and owing by them (whether or not such Taxes are required to be shown on a Tax Return) and have withheld and paid over to the appropriate taxing authority all Taxes which they are required to withhold from amounts paid or owing to any employee, shareholder, creditor or other third party;

                (C) neither Bingham or its Subsidiaries, nor any of their affiliated groups or the Bingham Predecessors have waived any statute of limitations with respect to any Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency;

                (D) the accrual for Taxes on Bingham's most recent audited balance sheet would be adequate to pay all Tax liabilities of Bingham and its Subsidiaries if their current tax year were treated as ending on the date of such balance sheet (excluding any amount recorded which is attributable solely to timing differences between book and Tax income);

                (E) since September 30, 1999, neither Bingham nor any of its Subsidiaries has incurred any liability for Taxes with respect to their businesses other than in the ordinary course;

                (F) no foreign, federal, state or local tax audits or administrative or judicial proceedings are pending or being conducted with respect to Bingham, any of its Subsidiaries, any of their affiliated groups or any of the Bingham Predecessors;

                (G) neither Bingham or its Subsidiaries, nor any of their affiliated groups or the Bingham Predecessors have received from any foreign, federal, state or local taxing authority

                                      A-30
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           any (1) written notice indicating an intent to open an audit or other review, or (2) request for information related to Tax matters; and

                (H) there are no material unresolved questions or claims concerning any Tax liability of Bingham, its Subsidiaries, or any of their affiliated groups or the Bingham Predecessors.

             (ii) Except as set forth on Schedule 4.02(k), neither Bingham nor any of its Subsidiaries (A) has made an election under Section 341(f) of the Code, (B) is liable for the Taxes of another person (1) under Treasury Regulation Section 1.1502-6 (or comparable provisions of state, local or foreign law), (2) as a transferee or successor, (3) by contract or indemnity or (4) otherwise, (C) is a party to any tax sharing agreement or (D) has made any payments, are obligated to make any payments or is a party to an agreement that could obligate it to make any payments that would not be deductible under Section 280G of the Code.

          (l) Environmental Matters. To Bingham's Knowledge, neither the conduct nor operation of Bingham or its Subsidiaries nor any condition of any property currently or previously owned or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, results or resulted in a violation of any Environmental Laws and to Bingham's Knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in any liability to Bingham or any of its Subsidiaries under or by reason of any Environmental Laws or Materials of Environmental Concern except where the conduct, operation, condition or event would not have a Bingham Material Adverse Effect. To Bingham's Knowledge, except for any notice for which, in Bingham's reasonable judgment, there is no reasonable basis, neither Bingham nor any of its Subsidiaries has received any notice from any person or entity that Bingham or its Subsidiaries or the operation or condition of any property ever owned, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law or relating to Materials of Environmental Concern, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of Materials of Environmental Concern at, on, beneath, or originating from any such property.

          (m) Risk Management Instruments. Except as set forth on Schedule 4.02(m), all material interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Bingham's own account, or for the account of one or more of Bingham's Subsidiaries or their customers have been previously disclosed to Bank and were entered into (i) in accordance with prudent business practices and in all material respects in compliance with all applicable laws, rules, regulations and regulatory policies and
     (ii) with parties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Bingham or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither Bingham nor its Subsidiaries, nor to Bingham's Knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

          (n) Insurance. Except as set forth on Schedule 4.02(n), Bingham and its Subsidiaries have maintained and now maintain insurance with respect to their assets and businesses covering property damage by fire or other casualty, and against such liabilities, claims and risks, including, without limitation, workers compensation, and in such amounts as is customary or appropriate in the industry. Schedule 4.02(n) contains a true and correct summary of all such insurance policies maintained by Bingham and its Subsidiaries, presently or at any point during the last five years, setting forth the names of the insured and the insurer, policy numbers, the types of coverage, premium payments or basis of payment, deductible amounts and limits of coverage. Except as set forth on Schedule 4.02(n), to the knowledge of Bingham no such policy of insurance is subject to any deductible, self-insured retention, retrospective rating agreement, indemnification agreement or any other method or device by

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

     which the insured person is subject to all or any part of the liability for any or all claims. Concurrently with or prior to the execution of this Agreement, Bingham and its Subsidiaries have delivered to Bank true, correct and complete copies of all such insurance policies. Except as set forth on Schedule 4.02(n), all such insurance policies will be in full force and effect through the Effective Date. To the knowledge of Bingham, except as set forth on Schedule 4.02(n), there is no state of facts and no event has occurred forming the basis for any present property, casualty or fidelity claim against Bingham or its Subsidiaries that is not fully covered by insurance. Schedule 4.02(n)contains loss runs for the last five years setting forth all property, general and products liability and workers compensation claim activity against the businesses of Bingham and its Subsidiaries, including the date and place of the occurrence, the claimant's name, reserves, amounts paid, a brief description of the incident and whether the claim is open or closed. Except as set forth on
     Schedule 4.02(n), Bingham has no Knowledge of any occurrence, circumstance, or event which could reasonably be expected to result in any such claim.

          (o) Governmental Reviews. Except as set forth on Schedule 4.02(o), no investigation or review by any Governmental Authority with respect to Bingham, any Bingham Subsidiary or any of their officers or directors is pending or, to the Knowledge of Bingham, threatened, nor has any Governmental Authority indicated to Bingham or any Bingham Subsidiary an intention to conduct the same, other than normal or routine regulatory examinations.

          (p) Fairness Opinion. On March 19, 2000, Keefe Bruyette & Woods, Inc. ("Keefe Bruyette") provided to the Bingham Board a written fairness opinion to the effect that the consideration to be paid by Bingham in the Merger is fair to the shareholders of Bingham from a financial point of view.

          (q) Compliance with Servicing Obligations. Except as set forth on
     Schedule 4.02(q) and except for violations and acts of noncompliance that would not have a Bingham Material Adverse Effect, to the best of Bingham's Knowledge, Bingham and the Bingham Subsidiaries are in compliance in all material respects with all contract, agency and investor requirements and guidelines, and all applicable laws, rules and regulations of Governmental Authorities, relating to the servicing and administration of loans by them, or any of them, including but not limited to, properly and timely making interest rate adjustments to adjustable rate loans.

          (r) Intellectual Property. Schedule 4.02(r) sets forth all Intellectual Property Bingham and its Subsidiaries own or use in their businesses ("Bingham Intellectual Property"). Bingham and its Subsidiaries are the sole owners (except for licensed property for which valid and subsisting licenses exist) of the Bingham Intellectual Property, free of all Liens. Except as set forth in Schedule 4.02(r), to Bingham's Knowledge, there is no claim against Bingham or any of its Subsidiaries that the Bingham Intellectual Property or any of its operations, activities, products or publications infringes any material patent, trademark, trade name, copyright or other proprietary or intellectual property right of any third party or that any of them is illegally using the material trade secrets or property rights of others in any material respect. To the knowledge of Bingham, neither Bingham nor any of its Subsidiaries has any disputes with or claims against, or any basis for claims against, any third party for infringement by such third party of any Bingham Intellectual Property.

          (s) Material Contracts. Schedule 4.02(s) identifies all of the Material Contracts of Bingham and its Subsidiaries, true and complete copies of all of which have been delivered to Bank. Except as set forth on
     Schedule 4.02(s), and except for any default which would not constitute a Bingham Material Adverse Effect, (i) Bingham and each of its Subsidiaries has complied in all material respects with the provisions of, and is not in default under, each such Material Contract to which it is a party or any such default has been waived, and (ii) to the Knowledge of Bingham, no other party to any such Material Contract has failed to comply in any material respect with, or is in default under, the provisions of any such Material Contract.

          (t) Real Property Owned. Neither Bingham nor any of its Subsidiaries own any real property and, except as set forth on Schedule 4.02(t), and except for real property of the type classified as

     OREO (other real estate owned) on the Bingham's financial statements (i.e., foreclosed property not owned for the operation of Bingham's business), none of them has ever owned any real property.

          (u) Real Property Leased. Schedule 4.02(u) sets forth the legal description for all real properties leased or subleased to Bingham or its Subsidiaries (the "Bingham Leased Real Property"). Bingham has delivered to Bank true, correct and complete copies of the leases and subleases listed on Schedule 4.02(u). Except as set forth on Schedule 4.02(u), neither Bingham nor any of its Subsidiaries has leased or subleased any real property during the past three years. Except as set forth on Schedule 4.02(u), with respect to each such lease or sublease:

             (i) the lease or sublease is legal, valid, binding, enforceable and in full force and effect in all material respects;

             (ii) the lease or sublease will continue to be legal, valid, binding, enforceable and in full force and effect in all material respects on identical terms following the Closing;

             (iii) neither Bingham, its Subsidiaries, nor, to Bingham's Knowledge, any other party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration under the lease or sublease;

             (iv) to Bingham's Knowledge, no party to the lease or sublease has repudiated any of its provisions;

             (v) there are no material disputes, oral agreements or forbearance programs in effect as to the lease or sublease;

             (vi) neither Bingham nor any of its Subsidiaries, as applicable, has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered all or any portion of their interest in the leasehold or subleasehold;

             (vii) to Bingham's Knowledge, all facilities leased or subleased under the lease or sublease have been operated and maintained in accordance with applicable laws, rules and regulations in all material respects;

             (viii) all facilities leased or subleased under the lease or sublease are supplied with utilities and other services reasonably necessary for the operation of such facilities;

             (ix) all facilities leased or subleased under the lease or sublease are in good operating condition, and would not, with ordinary wear and tear, require major repair or replacement during the remainder of the lease term; and

             (x) no property insurer or similar body has made any recommendations with respect to any parcel of Bingham Leased Real Property which have not been complied with, and all structures on the Bingham Leased Real Property meet all qualifications for "highly protected risk" classification for fire insurance purposes.

          (v) Liens. Except as set forth on Schedule 4.02(v), Bingham and its Subsidiaries own and have good, marketable and unencumbered title to, or an unencumbered interest in, each item comprising their assets, free and clear of any and all Liens.

          (w) Good Condition. Except as set forth on Schedule 4.02(w), all facilities used in connection with the operation of the businesses of Bingham and its Subsidiaries and all of the material assets of Bingham and its Subsidiaries except real property of a type classified as OREO (other real estate owned) on the Bingham's financial statements (i.e., foreclosed property not owned for the operation of the Bingham's business) are free from material defects (normal wear and tear excepted) and have been maintained in accordance with normal industry practice.

          (x) No Undisclosed Liabilities. Except as and to the extent set forth on Schedule 4.02(x) or reflected in the Bingham SEC Documents, and except for current liabilities incurred by Bingham or its Subsidiaries in connection with the operation of or with respect to their businesses in the ordinary course, since September 30, 1999, neither Bingham nor its Subsidiaries has incurred any debts, liabilities or obligations of any nature or kind (whether absolute, accrued, contingent, unliquidated or otherwise, whether or not known to Bingham, whether due or to become due and regardless of when asserted) arising out of transactions entered into, at or prior to the Closing, or any action or inaction at or prior to the Closing or any state of facts existing at or prior to the Closing and which could have a Bingham Material Adverse Effect. Except as set forth on Schedule 4.02(x), Bingham has no Knowledge of any existing, proposed or threatened change which could have a Bingham Material Adverse Effect. There are no contingent or other liabilities of Bingham or its Subsidiaries that have not been disclosed in the Schedules to this Agreement which could have a Bingham Material Adverse Effect.

          (y) Recent Conduct of Business; Interim Operations. Except as set forth on Schedule 4.02(y), since September 30, 1999, there has not been, and through the Effective Time, there shall not be, any Bingham Material Adverse Effect. Except as set forth on Schedule 4.02(y) or any other Schedule to this Agreement, since September 30, 1999, Bingham and its Subsidiaries have caused their businesses to be conducted only in the ordinary course. Except as set forth on Schedule 4.02(y) or any other Schedule to this Agreement, since September 30, 1999, Bingham and its Subsidiaries have not done any of the actions described in Sections 5.02
     (a) through (g), 5.02 (l) through (u) or 5.02(v) as Section 5.02(v) relates to Sections 5.02(a) through (g) and 5.02(l) through (u).

          (z) Brokerage or Finder's Fee. Except for Keefe Bruyette, no broker, finder, agent or similar intermediary has acted for or on behalf of Bingham in connection with this Agreement or the transactions contemplated hereby and, except for the fee payable to Keefe Bruyette by Bingham, no broker, finder, agent or similar intermediary is entitled to any broker's, finder's or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Bingham or any action taken by Bingham.

          (aa) Disclosure. No representation or warranty by Bingham contained in this Agreement and no statement contained in any of the Attendant Documents or any other certificate or instrument furnished or to be furnished pursuant to this Agreement or in connection with the transactions contemplated in this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact, necessary in order to make any of the statements not misleading.

          (bb) Capitalization. Bingham and each of its Subsidiaries has one class of capital stock, common stock, without par value, except for (i) DFI Alabama and DIA, which each have one class of capital stock, common stock, $0.01 par value per share, (ii) Hartger & Willard Mortgage Associates, Inc., which has one class of capital stock, common stock, $1.00 par value per share, and (iii) BAC and BSC, which are limited liability companies with one class of ownership interest. Schedule 4.02(bb) sets forth the number of authorized and the number of issued and outstanding shares of common stock of Bingham and each of its Subsidiaries. All of the shares of Bingham Stock and all of the shares of capital stock of each of its Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and were issued by Bingham and its Subsidiaries without violating any requirements of law. Except as set forth on Schedule 4.02(bb), (i) there are no preemptive or first refusal rights to purchase or otherwise acquire shares of Bingham Stock or capital stock of any of Bingham's Subsidiaries pursuant to the Governing Documents of Bingham or its Subsidiaries, by agreement or otherwise, (ii) there are no outstanding agreements, commitments, rights, options, warrants or claims of any nature whatsoever for the issuance, sale, purchase or redemption of any shares of Bingham Stock or capital stock of any of Bingham's Subsidiaries or any securities convertible into or exchangeable for such shares, and (iii) there are no stock appreciation rights or phantom stock rights outstanding with respect to the capital stock of Bingham or any of its Subsidiaries.

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          (cc) No Knowledge. Except as set forth in Schedule 4.02(cc), Bingham has no Knowledge whatsoever that any of the representations or warranties of Bank are untrue in any material respect.

          (dd) Affiliate Transactions. Except as set forth on Schedule 4.02(dd), Bingham has not entered into any business transactions with any of its Affiliates.

                                   ARTICLE V

                                   COVENANTS

     Section 5.01 Bank's Forbearances From the date of this Agreement until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Bingham, Bank will not, and will cause each of its Subsidiaries not to:

          (a) Ordinary Course. Conduct the business of Bank and its Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to (i) preserve intact in any material respect their business organizations and assets, and (ii) maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair Bank's ability to perform any of its obligations under this Agreement. Notwithstanding the fact that it has customarily done so in the past, Bank shall not make, declare, pay or set aside for payment any stock dividend on shares of Bank Stock; provided, however, that Bank may redeem its subordinated debt in accordance with the terms of the documents evidencing such debt.

          (b) Bank Stock. Other than pursuant to Bank Stock Options outstanding on the date of this Agreement as disclosed on Schedule 5.01(b) or Bank Stock Options issued to officers, employees or directors in the ordinary course of business, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Bank Stock or any Rights, or (ii) enter into any agreement with respect to the foregoing, provided, however, that Bank Stock Options and Bank Stock Plans may be amended in the ordinary course of business or as contemplated by this Agreement.

          (c) Other Securities. Issue any other capital securities, capital stock of any Subsidiary, debentures, or subordinated notes other than in the ordinary course of business.

          (d) Dividends, Etc. (i) Except for quarterly dividends (common or preferred) in the ordinary course of business, make, declare, pay or set aside for payment any dividend (other than dividends from wholly-owned Subsidiaries to Bank or another wholly-owned Subsidiary of Bank) on or in respect of, or declare or make any distribution on any shares of Bank Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or Rights.

          (e) Compensation; Employment Agreements, Etc. Except (i) for oral at will employment agreements, (ii) for normal individual increase in compensation to employees in the ordinary course of business consistent with past practice, (iii) for other changes that are required by applicable law, (iv) to satisfy contractual obligations existing as of the date hereof that are disclosed on Schedule 5.01(e) in the ordinary course of business,
     (v) otherwise in the ordinary course of business, or (vi) as contemplated by this Agreement, enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Bank or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments).

          (f) Benefit Plans. Except in the ordinary course of business and consistent with past practice, to provide incentive to directors, officers or employees, enter into, establish, adopt, renew, or amend (except as may be required by applicable law) any pension, profit sharing, employee stock ownership, retirement, stock option, stock appreciation, phantom stock, stock purchase, savings, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in
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     respect of any director, officer or employee of Bank or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options or other compensation or benefits payable thereunder. Notwithstanding the foregoing, Bank shall expressly be allowed to amend its Bank Stock Options and Bank Stock Plans as set forth in the attached
     Schedule 5.01(f); provided, however, such amendment shall not result in the Holding Company or the Surviving Subsidiary having any liability as a result of changing the tax treatment in connection with the Bank Stock Options or the exercise thereof. Further, notwithstanding the foregoing, the Bank shall expressly be allowed to enter into a trust agreement establishing and funding trusts contemplated in the Severance Agreements; provided that such trust agreement shall provide that at such time as Severance Payments or Bank Board Severance Payments (defined below) are no longer payable to a beneficiary of the trusts established under such trust agreement, an amount equal to such Severance Payments or Bank Board Severance Payment, less the amount of trust funds used to pay such Severance Payments or Bank Board Severance Payments, shall be released from the trusts established under such trust agreement and paid to the Surviving Subsidiary; provided further, such trusts will be funded with funds of the Bank and the trustee of the trusts established under such trust agreement shall be reasonably acceptable to Bingham; and provided further, such trust agreement shall specifically provide that the trustee shall pay over the earnings of the trusts established thereunder to the Surviving Subsidiary as and when earned or as otherwise acceptable to Bingham.

          (g) Dispositions. Except as set forth in Schedule 4.01(y), sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its material assets, deposits, business or properties except in the ordinary course of business for fair value consistent with past practice.

          (h) Acquisitions. Except in the ordinary and usual course of business consistent with past practice, acquire all or any portion of, the assets, business, deposits or properties of any Person or entity.

          (i) Governing Documents. Except as contemplated in this Agreement, amend the Governing Documents of Bank or any of its Subsidiaries.

          (j) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

          (k) Material Contracts. Except as permitted by Sections 5.01(e) and 5.01(f), and to renew real and personal property leases in the ordinary course of business where the renewal option would otherwise expire, enter into or terminate any Material Contract or amend or modify in any material respect or renew any of its existing Material Contracts.

          (l) Claims. Except in the ordinary course of business consistent with past practice or involving an amount not in excess of $100,000, settle any claim, action or proceeding.

          (m) Foreclosure. Foreclose upon or otherwise take title to or possession or control of any real property without first having an environmental report thereon.

          (n) Deposit Taking and Other Bank Activities. In the case of Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner consistent with prevailing banking practice or the Bank's existing strategic plan and year 2000 budget; or (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives materially in excess of the amounts previously disclosed to Bingham.

          (o) Facilities. Except as disclosed on Schedule 5.01(o) or as contemplated in the Bank's existing strategic plan and year 2000 budget, or as required for technology or facility upgrades, open any new offices or facilities or expand, close or relocate any existing office or facility.

          (p) Investments. Enter into any material securities transaction for its own account or purchase or otherwise acquire any material amount of investment securities for its own account except purchases and sales of securities consistent with past practice (including the Bank's existing strategic
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     plan and year 2000 budget) in order to maintain investment portfolios at
     Bank and its Subsidiaries that have risk and asset mix characteristics substantially similar to those of the respective investment portfolios as of the date of this Agreement.

          (q) Capital Expenditures. Purchase or lease fixed assets where the amount paid or committed is in excess of $50,000 individually or $250,000 in the aggregate.

          (r) Lending. Except as required by action of any Regulatory Authority
     (i) make any material changes in its policies concerning loan underwriting or which persons may approve loans as previously provided in writing to Bingham (except in the ordinary course of business consistent with past practice or prevailing banking practices) or fail to materially comply with such policies; or (ii) make or commit to make any new loan or letter of credit, or any new or additional discretionary advance under any existing loan or letter of credit, or restructure any existing loan or letter of credit in a manner inconsistent with past practice or customary safe and sound standards.

          (s) Acquisition of Loans. Except in the ordinary course of business and consistent with current policies and guidelines in effect as previously disclosed to Bingham, purchase any loan, loan participation or other interest in any loan.

          (t) Adverse Actions. (i) Take any action or fail to take any action while knowing that such action or inaction would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time except as expressly permitted by this Agreement, (B) any of the conditions to the Merger set forth in Article VI not being satisfied except as expressly permitted by this Agreement or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

          (u) Risk Management. Except as required by applicable law or as contemplated by the Bank's existing strategic plan and year 2000 budget, regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

          (v) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business.

          (w) Commitments. Agree or commit to do any of the foregoing.

     Section 5.02 Bingham's Forbearances. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Bank, Bingham will not, and will cause each of its Subsidiaries not to:

          (a) Ordinary Course. Conduct the business of Bingham and its Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use reasonable efforts to (i) preserve intact in any material respect their business organizations and assets, and (ii) maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to materially impair Bingham's ability to perform any of its obligations under this Agreement. Without limiting the foregoing, Bingham may not make, declare, pay or set aside for payment any stock dividend on shares of Bingham's capital stock. Notwithstanding the foregoing, Bingham may effectuate the DFI Restructuring Plan substantially on the terms set forth on Schedule 5.02(a) and may enter into commercially reasonable whole loan sales or loan securitizations.

          (b) Bingham Stock. Other than pursuant to options to purchase shares of Bingham Stock ("Bingham Stock Options") outstanding on the date of this Agreement as disclosed on Schedule 5.02(b) or Bingham Stock Options and other stock awards issued to officers, employees or directors in the ordinary course of business, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Bingham Stock or any Rights, or (ii) enter into any agreement with respect to the foregoing, provided, however, that options to purchase Bingham stock and Bingham's stock option plans may be amended in the ordinary course of business or as contemplated by this Agreement.

          (c) Other Securities. Issue any other capital securities, capital stock of any Subsidiary, debentures, or subordinated notes.

          (d) Dividends, Etc. (i) Except for dividends in the ordinary course of business, make, declare, pay or set aside for payment any dividend (other than dividends from wholly-owned Subsidiaries to Bingham or another wholly-owned Subsidiary of Bingham) on or in respect of, or declare or make any distribution on any shares of Bingham Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or Rights.

          (e) Compensation; Employment Agreements, Etc. Except (i) for oral at will employment agreements, (ii) for normal individual increase in compensation to employees in the ordinary course of business consistent with past practice, (iii) for other changes that are required by applicable law, (iv) to satisfy contractual obligations existing as of the date hereof that are disclosed on Schedule 5.02(e) in the ordinary course of business,
     (v) otherwise in the ordinary course of business, or (vi) as contemplated by this Agreement, enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Bingham or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments).

          (f) Benefit Plans. Except in the ordinary course of business and consistent with past practice to provide incentives to directors, officers or employees, enter into, establish, adopt, renew, or amend (except as may be required by applicable law) any pension, profit sharing, employee stock ownership, retirement, stock option, stock appreciation, phantom stock, stock purchase, savings, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Bingham or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options or other compensation or benefits payable thereunder. Notwithstanding the foregoing, Bingham shall expressly be allowed to amend the Bingham Stock Plan in accordance with Section 3.06(c).

          (g) Dispositions. Except as set forth on Schedule 4.02(y), sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its material assets, deposits, business or properties except in the ordinary course of business for fair value consistent with past practice.

          (h) Acquisitions. Except as set forth in Schedule 5.02(h) acquire all or any substantial portion of, the assets, business, deposits or properties of any Person or entity.

          (i) Governing Documents. Except as contemplated in this Agreement, amend the Governing Documents of Bingham or any of its Subsidiaries.

          (j) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

          (k) Material Contracts. Except as permitted by Section 5.02(e), and to renew real and personal property leases in the ordinary course of business where the renewal option would otherwise expire, enter into or terminate any Material Contract or amend or modify in any material respect or renew any of its existing Material Contracts.

          (l) Claims. Except: (i) in the ordinary course of business consistent with past practice; (ii) involving an amount not in excess of $100,000; or
     (iii) in connection with the DFI Restructuring Plan which, in the aggregate, involves an amount not in excess of $5,000,000, settle any claim, action or proceeding.
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

          (m) Foreclosure. Foreclose upon or otherwise take title to or possession or control of any real property without first having an environmental report thereon.

          (n) Facilities. Except as disclosed on Schedule 5.02(n), or as contemplated in Bingham's year 2000 budget or as required for technology or facility upgrades, open any new offices or facilities or expand, close or relocate any existing office or facility.

          (o) Investments. Enter into any material securities transaction for its own account or purchase or otherwise acquire any material amount of investment securities for its own account except purchases and sales of securities consistent with past practice (including Bingham's year 2000 budget) in order to maintain investment portfolios at Bingham and its Subsidiaries that have risk and asset mix characteristics substantially similar to those of the respective investment portfolios as of the date of this Agreement.

          (p) Capital Expenditures. Except as set forth on Schedule 5.02(p), purchase or lease fixed assets where the amount paid or committed is in excess of $50,000 individually or $250,000 in the aggregate.

          (q) Lending. Except as required by action of any Regulatory Authority
     (i) make any material changes in its policies concerning loan underwriting or which persons may approve as previously provided in writing to Bank (except in the ordinary course of business consistent with past practice or prevailing lending practices) loans or fail to materially comply with such policies; or (ii) make or commit to make any new loan or letter of credit, or any new or additional discretionary advance under any existing loan or letter of credit, or restructure any existing loan or letter of credit in a manner inconsistent with past practice or customary safe and sound standards.

          (r) Acquisition of Loans. Except in the ordinary course of business and consistent with current policies and guidelines in effect as previously disclosed to Bank, purchase any loan, loan participation or other interest in any loan.

          (s) Adverse Actions. (i) Take any action or fail to take any action while knowing that such action or inaction would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; or (ii) knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time except as expressly permitted by this Agreement, (B) any of the conditions to the Merger set forth in Article VI not being satisfied except as expressly permitted by this Agreement or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

          (t) Risk Management. Except as required by applicable law or regulation or as contemplated by Bingham's year 2000 budget, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

          (u) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business.

          (v) Commitments. Agree or commit to do any of the foregoing.

     Section 5.03 Reasonable Efforts. Subject to the terms and conditions of this Agreement, each Party agrees to use its reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, desirable, or advisable to consummate the Merger and all other transactions contemplated in this Agreement as promptly as practicable. Each Party will cooperate fully with the other Parties to that end. A Party's reasonable efforts will include, without limitation, (a) using reasonable efforts to obtain all necessary consents, approvals or waivers from Regulatory
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

Authorities necessary to consummate the Merger, including without limitation making any revisions to loan reserves required by the Regulator, and (b) opposing vigorously any litigation or administrative proceeding or directive relating to this Agreement or the Merger, including, if necessary, promptly appealing any adverse court or agency order.

     Section 5.04 Shareholder Approvals. Bingham and Bank agree to take, in accordance with applicable law and NASD rules and their Governing Documents, all action necessary to convene an appropriate meeting of their shareholders to consider and vote upon, in the case of Bank, the adoption of this Agreement and the approval of the Merger, and in the case of Bingham to approve (a) this Agreement and the transactions it contemplates, including (i) the issuance of Bingham Common Stock in the Merger, (ii) the conversion of Bank Stock Options into Bingham stock options, (iii) the assumption of the Bank Stock Plans by Bingham, and (iv) the amendment of the Bingham Stock Plan as contemplated in
Section 3.06 (c), and (b) a plan to reconstitute the Holding Company Board as set forth in Section 5.14(a), and in each case any other matter required to be approved by shareholders to consummate the Merger (including any adjournment or postponement, the "Bingham Meeting" or "Bank Meeting", as applicable), in each case as promptly as practicable after the Registration Statement is declared effective (collectively, the "Shareholder Approvals"). The Bingham Board and the Bank Board shall each recommend adoption or approval, and Bingham and Bank shall take all reasonable, lawful action to solicit adoption or approval by its shareholders, except to the extent that their fiduciary obligations require them to do otherwise.

     Section 5.05 Registration Statement.

          (a) Bingham and Bank agree to jointly promptly prepare a registration statement on Form S-4 (the "Registration Statement") to be filed by them with the SEC in connection with the issuance of Bingham Common Stock in the Merger (including the joint proxy statement and prospectus and other necessary proxy solicitation materials of Bingham and Bank (the "Proxy Statement") and all related documents). Subject to compliance by Bingham and Bank with Sections 5.05(b) and (c), the Registration Statement will comply in all material respects with applicable federal securities laws. Bingham and Bank agree to cooperate, and to cause their Subsidiaries to cooperate, with each other, their counsel and their accountants, in preparing the Registration Statement and the Proxy Statement. Bingham and Bank agree to file the Registration Statement (or the form of the Proxy Statement) in preliminary form with the SEC as promptly as reasonably practicable and will use reasonable efforts to cause the filing to occur within 45 days after the Parties execute this Agreement. If the Proxy Statement is filed in preliminary form, the Registration Statement will be filed with the SEC as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each of Bank and Bingham agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after it is filed. Each of Bank and Bingham also agrees to use reasonable efforts to obtain, before the effective date of the Registration Statement, all state securities law or "Blue Sky" permits and approvals required to consummate the Merger. Each of Bank and Bingham agrees to give the other all information concerning it, its Subsidiaries, officers, directors and shareholders that the other reasonably requests in connection with the foregoing.

          (b) Each of Bank and Bingham agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement to it, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement to it will, at the date of mailing to shareholders and at the time of the Bingham Meeting or the Bank Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement that, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or that will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Bank and Bingham further agrees to promptly inform the other if it becomes aware before the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, and to take the necessary steps to correct the Proxy Statement.

          (c) Bingham agrees to advise Bank, promptly after it receives notice thereof, if (i) any stop order has been issued or the Bingham Common Stock for offering or sale has been suspended or qualified in any jurisdiction or
     (ii) a threat of any proceeding for any such purpose has been initiated.

     Section 5.06 Proxy Solicitors. Each of Bingham and Bank, in consultation with the other, will employ professional proxy solicitors to assist it in contacting shareholders in connection with soliciting votes on the matters to be considered and voted upon at the Bingham Meeting and Bank Meeting. Bank and Bingham shall share equally all costs and fees associated with the retention of proxy solicitors.

     Section 5.07 Access; Information.

          (a) Each of Bank and Bingham agrees that upon reasonable notice it shall afford the other Party and the other Party's Representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties, personnel and to such other information as any Party may reasonably request. During that period, it shall furnish promptly to the other Party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it and its Subsidiaries as the other Party may reasonably request.

          (b) During the period from the date of this Agreement to the Effective Time, each of Bingham and Bank agrees to promptly give to the other copies of all monthly and other interim financial statements produced in the ordinary course of business as they become available.

          (c) Notwithstanding anything to the contrary set forth in this Section
     5.07 or otherwise, except with respect to the obligation of the Bank to provide the 1999 Work Papers to Bingham and its auditors, and Bingham and its auditors having the opportunity to review and approve the same, and except as set forth in a letter dated March 19, 2000 directed to the Bank by Bingham, each of Bank and Bingham acknowledges that it has completed its respective due diligence investigations in connection with the Merger and is satisfied with the results thereof. Accordingly, each agrees that neither has the right to terminate this Agreement except as provided in
     Article VIII or the letter described in the preceding sentence.

     Section 5.08 Exclusivity.

          (a) From and after the date of this Agreement until the Effective Time, neither Bank nor Bingham shall offer to sell its business, stock or assets to (a "Unilateral Offer"), or carry on negotiations with respect to the sale of its business, stock or assets with, any party other than the other Party or the other Party's Affiliates. Notwithstanding the foregoing sentence, either the Bank Board or the Bingham Board may consider unsolicited bona fide third-party offers to purchase its business, stock or assets ("Unsolicited Offers") if it determines in good faith after consultation with legal counsel that such action is necessary for it to act in a manner consistent with fiduciary duties under applicable law. If either Bingham or Bank receives an Unsolicited Offer, it must within 24 hours of its receipt advise the other Party that it has received the Unsolicited Offer, disclose its terms (including the identity of the person making the Unsolicited Offer), and advise the other Party of any material developments concerning the Unsolicited Offer immediately as they occur.

          (b) Bank acknowledges that Bingham has filed an application with the OTS seeking a charter (the "OTS Charter") to become a Federal Savings Bank. Bank acknowledges that Bingham's pursuit

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

     of the Merger may jeopardize attainment of the OTS Charter and that significant incurred expenses will be lost by Bingham without benefit. In consideration of these events, Bingham's execution of this Agreement, Bingham's expenses incurred in connection with this Agreement and the Merger, and lost opportunities incurred by Bingham as the result of pursuing the Merger, Bank shall pay $3,000,000 to Bingham as liquidated damages (and not as a penalty) if before the Effective Time, (i) Bank makes a Unilateral Offer or enters into negotiations with respect to a Unilateral Offer or an Unsolicited Offer, and (ii) the Merger is abandoned or terminated by Bank as a result of considering that Unilateral Offer or Unsolicited Offer. Bingham and Bank acknowledge that Bingham's damages if the Merger is abandoned or terminated as described in this clause would be incapable of accurate calculation and that $3,000,000 is a reasonable estimate of Bingham's actual damages.

          (c) In consideration of Bank's execution of this Agreement, Bank's expenses incurred in connection with this Agreement and the Merger, and lost opportunities incurred by Bank as the result of pursuing the Merger, Bingham shall pay $3,000,000 to Bank as liquidated damages (and not as a penalty) if before the Effective Time, (i) Bingham makes a Unilateral Offer or enters into negotiations with respect to a Unilateral Offer or an Unsolicited Offer, and (ii) the Merger is abandoned or terminated by Bingham as a result of considering that Unilateral Offer or Unsolicited Offer. Bingham and Bank acknowledge that Bank's damages if the Merger is abandoned or terminated as described in this clause would be incapable of accurate calculation and that $3,000,000 is a reasonable estimate of Bank's actual damages.

     Section 5.09 Takeover Laws. No Party may take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any "moratorium", "control share", "fair price", "affiliate transactions", "business combination" or other anti-takeover laws or regulations ("Takeover Laws") and each Party will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary, challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

     Section 5.10 Listing. Bingham agrees to use its reasonable efforts before the Effective Time and subject to official notice of issuance, to list all shares of Bingham Common Stock, including the shares to be issued in the Merger, on the NASDAQ National Market.

     Section 5.11 Regulatory Applications.

          (a) Bingham and Bank and their respective Subsidiaries will cooperate and use their reasonable efforts to (i) promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, and (ii) file within 45 days of the date of this Agreement, the applications necessary to obtain the permits, consents, approvals and authorizations of all Regulatory Authorities necessary to consummate the Merger. Each of Bingham and Bank may review in advance, and to the extent practicable each will consult with the other with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each Party agrees to act reasonably and as promptly as practicable. Each of Bingham and Bank agrees that it will consult with the other with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement. Each of Bingham and Bank will keep the other apprised of the status of material matters relating to completion of the transactions contemplated by this Agreement.

          (b) Each of Bingham and Bank agrees, upon request, to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

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     Section 5.12 Benefit Plans. At the Effective Time, Bingham shall be substituted for Bank or a Bank Subsidiary as the sponsoring employer under those employee benefit and welfare plans with respect to which Bank or any of its Subsidiaries is a sponsoring employer, and any other employee benefit programs, policies, agreements and arrangements of Bank or its Subsidiaries in effect immediately prior to the Effective Time (collectively, the "Bank Arrangements"). Bingham shall assume and be vested with all of the powers, rights, duties, obligations and liabilities previously vested in Bank or the applicable Bank Subsidiary with respect to each such Bank Arrangement. Except as otherwise provided in this Agreement, and except as otherwise covered under the Bank Arrangements, each such Bank Arrangement shall be continued in effect by Bingham after the Effective Time without a termination or discontinuance thereof as a result of the Merger, subject to the power reserved to Bingham under each such Bank Arrangement to subsequently amend or terminate the Bank Arrangement, which amendments or terminations shall comply with applicable law. Bank, each Bank Subsidiary, and Bingham will use all reasonable efforts (i) to effect said substitutions and assumptions, and such other actions contemplated under this Agreement, and (ii) to amend such Bank Arrangements to the extent necessary to provide for said substitutions and assumptions, and such other actions contemplated under this Agreement.

     Section 5.13 Notification of Certain Matters. Each of Bank and Bingham shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Bank Material Adverse Effect or Bingham Material Adverse Effect, respectively, (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements in this Agreement as of the date of this Agreement or (c) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements in this Agreement, arising from events or circumstances after the date of this Agreement or otherwise.

     Section 5.14 Holding Company Board

          (a) At the Effective Time, Bingham shall cause the Holding Company Board to be reconstituted to consist of twelve directors, six of which will be designated by Bingham and five of which will be designated by Bank prior to the Effective Time. Of the five directors appointed by Bank, the term of two will expire on the date of the first annual meeting of the Holding Company after the Effective Date, the terms of two will expire on the date of the second annual meeting of the Holding Company after the Effective Date, and the term of the fifth will expire on the date of the third annual meeting of the Holding Company after the Effective Date. The twelfth director shall be the CEO of the Surviving Subsidiary. Before the Effective Time, Bank and Bingham shall identify their designees for the Holding Company Board on Schedule 5.14(a), which Schedule shall also set forth the initial term of each director.

          (b) Schedule 5.14(b) lists all the Severance Agreements, the amount of all Severance Payments, and the amount of the Severance Payments that would be due to each of the current non-employee directors of Bank (the "Current Non-Employee Bank Directors") if each such Current Non-Employee Bank Director were to be terminated on December 31, 2000 (the "Bank Board Severance Payments"). At or before the Effective Time, any Current Non-Employee Bank Director that is designated by Bank to serve as a director of the Holding Company after the Effective Time pursuant to
     Section 5.14(a) above, shall enter into a new severance agreement with the Holding Company substantially in the form of Exhibit A attached hereto (the "New Holding Company Severance Agreement") which provides, among other things, that (i) such Current Non-Employee Bank Director's current Severance Agreement with Bank will be terminated if he or she is elected to the Holding Company Board at or around the Effective Date and will be replaced with the New Holding Company Severance Agreement; (ii) the aggregate amount of Bank Board Severance Payments payable to such Current Non-Employee Bank Director at any time after the Effective Time will not exceed the aggregate amount of Bank Board Severance Payments to be paid to such person as shown on Schedule 5.14(b); (iii) subject to clause (v) of this Section 5.14(b), such Current Non-Employee Bank Director who serves as a Holding Company director after the Effective Date shall be entitled to receive the Bank Board Severance Payments shown for such person on Schedule 5.14(b) if he or she
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     resigns from, fails to be re-elected to or is removed from the Holding
     Company Board within two years of the Effective Date, and the New Holding Company Severance Agreement with such Current Non-Employee Bank Director who serves as a Holding Company director after such two-year period shall thereupon terminate and he or she shall not be entitled to any Bank Board Severance Payments whatsoever; (iv) subject to clause (v) of this Section 5.14(b), any Current Non-Employee Bank Director who is elected to a term on the Holding Company Board expiring more than two years after the Effective Date but who dies before the second anniversary of the Effective Date shall be entitled to receive the Bank Board Severance Payments shown for such person on Schedule 5.14(b); (v) notwithstanding any provisions of clauses
     (iii) or (iv) of this Section 5.14(b) to the contrary, in the event a Current Non-Employee Bank Director who is elected to serve on the Holding Company Board for a term expiring on the date of the first annual meeting of the Holding Company after the Effective Date and who is also serving on the Surviving Subsidiary Board on the Effective Date shall be elected to serve on the Holding Company Board after the first annual meeting of the Holding Company after the Effective Date, such Current Non-Employee Bank Director shall no longer be entitled to any Bank Board Severance Payments whatsoever, provided, however, that such person will not lose his eligibility for Bank Board Severance Payments by virtue of serving a second and/or third year on the Surviving Subsidiary Board as long as he is not then serving on the Holding Company Board; and (vi) such Current Non-Employee Bank Director shall not be entitled to cancel his or her Bank Stock Options and receive payments in connection therewith by reason of the occurrence of the Merger, or otherwise, unless Bingham elects to have such Bank Stock Options cancelled and cause payments to be made in connection therewith.

     Section 5.15 Surviving Subsidiary Board

          (a) At the Effective Time, the Surviving Subsidiary Board shall be constituted so that four members of the Surviving Subsidiary Board will be designated by Bank plus one shall be the CEO of the Surviving Subsidiary, who shall be selected with the mutual consent of Bingham and Bank. The remaining six members of the Surviving Subsidiary Board will be designated by Bingham. In addition to designating four of the Surviving Subsidiary directors after the Closing, Bank will be entitled to designate one non-voting observer to the Surviving Subsidiary Board to serve at the Surviving Subsidiary Board's discretion, who shall be entitled to receive all materials and information provided to the Surviving Subsidiary directors, shall be entitled to attend Surviving Subsidiary Board meetings and shall be paid as if he were a Surviving Subsidiary director. Before the Effective Time, Bank and Bingham shall identify their designees for the Surviving Subsidiary Board on Schedule 5.15(a). Bingham shall use its reasonable efforts to re-nominate the members of the Surviving Subsidiary Board designated by the Bank for two successive one year terms following the term commencing on, or running at the time of, the Effective Date.

          (b) At or before the Effective Time, any Current Non-Employee Bank Director that is designated by Bank to serve as a director of Bank after the Effective Time pursuant to Section 5.15(a) above, shall enter into a new severance agreement with Bank substantially in the form of Exhibit B attached hereto (the "New Bank Severance Agreement") which provides, among other things, that (i) such Current Non-Employee Bank Director's current Severance Agreement with Bank will be terminated if he or she is elected to the Bank Board at or around the Effective Date and will be replaced with the New Bank Severance Agreement; (ii) the aggregate amount of Bank Board Severance Payments payable to each such Current Non-Employee Bank Director at any time after the Effective Time will not exceed the aggregate amount of Bank Board Severance Payments to be paid to such person as shown on
     Schedule 5.14(b); (iii) such Current Non-Employee Bank Director who serves as a director of the Surviving Subsidiary but not as a director of the Holding Company after the Effective Date shall be entitled to receive all Bank Board Severance Payments shown for such person on Schedule 5.14(b) if he or she resigns from, is removed from or fails to be re-elected to the Surviving Subsidiary Board through a period ending three years after the Effective Date; (iv) at the expiration of that three-year period, the New Bank Severance Agreement with such Current Non-Employee Bank Director shall terminate if he or she continues to serve as a director of

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     Surviving Subsidiary and he or she shall not be entitled to any Bank Board
     Severance Payments whatsoever; and (v) such Current Non-Employee Bank Director shall not be entitled to cancel his or her Bank Stock Options and receive payments in connection therewith by reason of the occurrence of the Merger, or otherwise, unless Bingham elects to have such Bank Stock Options cancelled and cause payments to be made in connection therewith. Notwithstanding anything to the contrary set forth in this Section 5.15(b), in the event that any Current Non-Employee Bank Director shall no longer be entitled to any Bank Board Severance Payments pursuant to clause (v) of
     Section 5.14(b) above, such Current Non-Employee Bank Director shall not be entitled to any Bank Board Severance Payments by virtue of any provision of this Section 5.15(b).

     Section 5.16 Management

          (a) Bingham and Bank contemplate that, after the Effective Date (i) Ronald A. Klein will continue to be the President and CEO of the Holding Company, (ii) Gary A. Shiffman will continue to be the Chairman of the Board of the Holding Company and (iii) David F. Simon will be an Executive Vice President of the Holding Company.

          (b) Before the Effective Time, the person who will serve as the CEO of the Surviving Subsidiary after the Effective Date will be appointed with the consent of both Bingham and Bank. Bingham and Bank contemplate that David F. Simon will serve as Chairman of the Board of the Surviving Subsidiary after the Effective Date in accordance with the terms and conditions of his employment agreement with Bank.

     Section 5.17 Appointment of Independent ESOP Trustee; Meeting of ESOP Participants. Bank shall appoint an independent trustee of the ESOP (the "ESOP Trustee") to take all actions necessary in accordance with applicable law and the terms of the ESOP to convene a meeting of the ESOP participants to consider the approval of this Agreement and the transactions contemplated hereby (including the Merger and issuance of Bingham Common Stock to be issued in the Merger), before the Bank Meeting. The ESOP Trustee shall vote any and all shares of Bank Common Stock owned by the ESOP pursuant to the terms of the ESOP and applicable law (including, without limitation, securities laws and applicable provisions of ERISA, the Code and regulations promulgated thereunder).

                                   ARTICLE VI

                               CLOSING CONDITIONS

     Section 6.01 Conditions Precedent to Each Party's Obligation. The respective obligation of each of Bingham and Bank to consummate the transactions contemplated in this Agreement at the Closing is subject to the satisfaction of all of the following conditions, any of which may be waived in writing by the Party not responsible for satisfying the condition, or by both Parties if they are both responsible for satisfying the condition:

          (a) Shareholder Approvals. The Shareholder Approvals shall have been obtained.

          (b) Regulatory Approvals. The Regulator shall have approved the Merger in accordance with applicable law. All consents, approvals, authorizations, designations, declarations, filings and notices set forth on Schedules 4.01(b) and 4.02(b) shall have been obtained or made and shall remain in full force and effect and all statutory waiting periods with respect thereto shall have expired and no such approvals shall contain (i) any conditions, restrictions or requirements which the Bingham Board or the Bank Board reasonably determines would either before or after the Effective Time have a Bingham Material Adverse Effect or a Bank Material Adverse Effect or (ii) any conditions, restrictions or requirements that are not customary and usual for approvals of such type and which the Bingham Board or the Bank Board reasonably determines would either before or after the Effective Time be unduly burdensome.

          (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or
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     other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Merger.

          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) Blue Sky Approvals. All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the shares of Bingham Common Stock to be issued in the Merger shall have been received and be in full force and effect.

          (f) Listing. The shares of Bingham Common Stock to be issued in the Merger shall have been approved for listing on the NASDAQ National Market, subject to official notice of issuance.

          (g) Litigation. There shall not be any litigation, action, suit, claim, proceeding, order, investigation or inquiry pending or threatened before any court or quasi-judicial or administrative agency to, or pursuant to which a judgment, order, decree, stipulation, injunction or charge could be entered, which could enjoin or prevent the consummation of the Merger or cause any of the transactions contemplated in this Agreement or the Attendant Documents to be rescinded following consummation thereof.

          (h) Surviving Subsidiary CEO. The Bingham Board and the Bank Board shall have each approved the selection of, and compensation arrangement for, the Surviving Subsidiary's CEO.

          (i) No Change to Business Plan. There shall have been no material change to the business plan of the Surviving Subsidiary previously approved by the Bingham Board and the Bank Board, unless the Bingham Board and the Bank Board approve such change before the Effective Time.

          (j) The Holding Company Board and the Surviving Subsidiary Board shall have been reconstituted as provided in Sections 5.14(a) and 5.15(a), respectively. The persons identified on Schedules 5.14(a) and 5.15(a) and Sections 5.16(a) and 5.16(b) shall have been appointed to the Holding Company Board and the Surviving Subsidiary Board or to serve as an officer of the Holding Company or the Surviving Subsidiary, as applicable, to serve until their respective successors are duly elected and have qualified.

     Section 6.02 Conditions Precedent to Bank's Obligation. The obligation of Bank to consummate the transactions contemplated in this Agreement at the Closing is subject to the satisfaction of all of the following conditions, any of which may be waived in writing by Bank:

          (a) Representations and Warranties. All representations and warranties made by Bingham in this Agreement shall have been true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects as of the Effective Date with the same force and effect as if they had been made on and as of such date.

          (b) Performance of Obligations of Bingham. Bingham and its Subsidiaries shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

          (c) Approvals. Bingham shall have obtained, performed or given all of the consents, approvals, authorizations, designations, declarations, filings and notices set forth on Schedule 4.02(b), in accordance with the terms and conditions of this Agreement.

          (d) Updating of Disclosure Schedules. From the date of this Agreement until the Effective Time, Bingham shall have updated all of the Schedules to this Agreement and shall have promptly notified Bank of any changes or additions or events which may cause any material change or addition to any such Schedules or in any representation or warranty made pursuant to
     Section 4.02. Subject to the other provisions of this Section 6.02(d), neither the immediately preceding sentence nor any notice by Bingham pursuant to this Section 6.02(d) shall be deemed in any way to constitute a waiver by Bank of the condition set forth in Section 6.02(a).
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          (e) Termination. This Agreement shall not have been terminated pursuant to Article VIII.

          (f) Delivery of Closing Documents. Bingham shall have executed and delivered, or caused to be executed and delivered, all of the documents described in Section 7.03. All documents relating to the transactions contemplated in this Agreement shall be reasonably satisfactory in form and content to Bank and its legal counsel.

          (g) Operation of Business and Material Adverse Effect. Bingham and its Subsidiaries shall have continued to operate their businesses in the ordinary course through the Effective Time. Since the date of this Agreement, no change shall have occurred which could have a Bingham Material Adverse Effect.

     Section 6.03 Conditions to Bingham's Obligation. The obligation of Bingham to consummate the transactions contemplated in this Agreement at the Closing is subject to the satisfaction of all of the following conditions, any of which may be waived in writing by Bingham:

          (a) Representations and Warranties. All representations and warranties made by Bank in this Agreement shall have been true and correct in all material respects on the date of this Agreement and shall be true and correct in all material respects as of the Effective Date with the same force and effect as if they had been made on and as of such date.

          (b) Performance of Obligations of Bank. Bank shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c) Approvals. Bank shall have obtained, performed or given all of the consents, approvals, authorizations, designations, declarations, filings and notices set forth on Schedule 4.01(b), in accordance with the terms and conditions of this Agreement.

          (d) Updating of Disclosure Schedules. From the date of this Agreement until the Effective Time, Bank shall have updated all of the Schedules to this Agreement and shall have promptly notified Bingham of any changes or additions or events which may cause any material change or addition to any such Schedules or in any representation or warranty made pursuant to
     Section 4.01. Subject to the other provisions of this Section 6.03(d), neither the immediately preceding sentence nor any notice by Bank pursuant to this Section 6.03(d) shall be deemed in any way to constitute a waiver by Bingham of the condition set forth in Section 6.03(a).

          (e) Termination. This Agreement shall not have been terminated pursuant to Article VIII.

          (f) Delivery of Closing Documents. Bank shall have executed and delivered, or caused to be executed and delivered, all of the documents described in Section 7.02. All documents relating to the transactions contemplated in this Agreement shall be reasonably satisfactory in form and content to Bingham and its legal counsel.

          (g) Operation of Business and Material Adverse Change. Bank and its Subsidiaries shall have continued to operate their businesses in the ordinary course through the Effective Time. Since the date of this Agreement, no change shall have occurred which could have a Bank Material Adverse Effect.

          (h) Compensation Amendments. The New Holding Company Severance Agreements and the New Bank Severance Agreements as contemplated by Sections 5.14(b) and 5.15(b) shall have been executed and delivered by the applicable Current Non-Employee Bank Directors.

          (i) ESOP Compliance. The ESOP Trustee shall have complied with all provisions of the Governing Documents of the ESOP and all provisions of applicable law necessary for the consummation of the transactions contemplated by this Agreement.

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

                                  ARTICLE VII

                                    CLOSING

     Section 7.01 Closing. The closing (the "Closing") of the transactions contemplated in this Agreement shall take place as soon as reasonably possible following execution of the Agreement and the satisfaction of each of the conditions precedent set forth in Article VI; provided, however, that in no event shall the Closing take place after the Walk Away Date. The Parties shall mutually agree on the date of the Closing consistent with the immediately preceding sentence. As used in this Agreement, the "Effective Date" means the date on which the Closing actually occurs and "Effective Time" means the time on the Effective Date when the Merger becomes effective. The Closing shall take place at the offices of Bingham's counsel, Jaffe, Raitt, Heuer & Weiss, Professional Corporation, One Woodward Avenue, Suite 2400, Detroit, Michigan, or at such other location and in such other manner as the Parties may mutually agree.

     Section 7.02 Deliveries at Closing by Bank. At the Closing, Bank shall properly execute (if necessary) and deliver to Bingham, or cause to be executed and delivered to Bingham, the following:

          (a) An opinion of Bodman, Longley & Dahling LLP, counsel to Bank, addressed to Bingham, in form and substance reasonably satisfactory to Bingham and its counsel to the effect that, among other things: (i) the Merger will qualify as a tax-free "reorganization" under Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by Bank or Bingham by reason of the Merger, (iii) no gain or loss will be recognized by any shareholder of Bank upon the exchange of Bank Common Stock solely for Bingham Common Stock in the Merger, (iv) the basis of the Bingham Common Stock received by each Bank shareholder who exchanges Bank Common Stock for Bingham Common Stock in the Merger will be the same as the shareholder's basis in the Bank Common Stock surrendered in exchange therefor (subject to any adjustments required as the results of receipt of cash in lieu of a fractional share of Bingham Common Stock), (v) the holding period of the Bingham Common Stock received by each Bank shareholder in the Merger will include the holding period of the Bank Common Stock surrendered in exchange therefor, provided that such shares of Bank Common Stock were held as a capital asset by such shareholder at the Effective Time, (vi) cash received by each Bank shareholder in lieu of a fractional share interest of Bingham Common Stock as part of the Merger will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Bingham Common Stock which such shareholder would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Bank Common Stock was a capital asset in such shareholder's hands at the Effective Time), and (vii) Franklin Finance qualifies as a real estate investment trust under the Code.

          (b) A copy of each of Bank's Governing Documents, certified when applicable by the OCC, and a Certificate of Good Standing (or analogous document) for Bank issued by every state in which it is authorized to do business. All such documents shall be dated not earlier than 30 days prior to the Effective Date.

          (c) The resignations of each officer and director of Bank and its Subsidiaries other than those who, with Bingham's and Bank's consent, desire to remain as officers or directors of the Surviving Subsidiary and its Subsidiaries.

          (d) Bank's Certificates.

             (i) A "Closing Certificate", executed by an officer of Bank, to the effect that (A) all of the representations and warranties made by Bank in this Agreement are true and correct in all material respects on the Effective Date with the same force and effect as though made on and as of the Effective Date, (B) Bank has performed and complied in all material respects with all of its obligations under this Agreement which are to have been performed or complied with on or before the Effective Date, (C) since the date of this Agreement, Bank and its Subsidiaries have operated their businesses only in the ordinary course, and (D) there has been no Bank Material Adverse Effect from the date of this Agreement to the Effective Date.
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

             (ii) A "Secretary's Certificate", executed by the Secretary or Assistant Secretary of Bank, attaching a copy of Bank's Governing Documents and copies of the resolutions of the Bank Board and the Bank's shareholders approving the transactions contemplated in this Agreement. The officer executing such certificate shall certify that, as of the Effective Date, such Governing Documents and resolutions are true, complete and correct, have not been altered or repealed and are in full force and effect.

          (e) Such other documents and instruments as are contemplated in this Agreement (or as the Parties have contemplated in connection with this Agreement) or as Bingham or its counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

     Section 7.03 Deliveries at Closing by Bingham. At the Closing, Bingham shall properly execute (if necessary) and deliver to Bank, or cause to be executed and delivered to Bank, the following:

          (a) An opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation, counsel to Bingham and Merger Sub, addressed to Bank, in form and substance reasonably satisfactory to Bank and its counsel to the effect that, among other things: (i) the Merger will qualify as a tax-free "reorganization" under Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by Bank or Bingham by reason of the Merger,
     (iii) no gain or loss will be recognized by any shareholder of Bank upon the exchange of Bank Common Stock solely for Bingham Common Stock in the Merger, (iv) the basis of the Bingham Common Stock received by each Bank shareholder who exchanges Bank Common Stock for Bingham Common Stock in the Merger will be the same as the shareholder's basis in the Bank Common Stock surrendered in exchange therefor (subject to any adjustments required as the results of receipt of cash in lieu of a fractional share of Bingham Common Stock), (v) the holding period of the Bingham Common Stock received by each Bank shareholder in the Merger will include the holding period of the Bank Common Stock surrendered in exchange therefor, provided that such shares of Bank Common Stock were held as a capital asset by such shareholder at the Effective Time, and (vi) cash received by each Bank shareholder in lieu of a fractional share interest of Bingham Common Stock as part of the Merger will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Bingham Common Stock which such shareholder would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Bank Common Stock was a capital asset in such shareholder's hands at the Effective Time) and (vii) Franklin Finance qualifies as a real estate investment trust under the Code.

          (b) The Merger Consideration to the Exchange Agent.

          (c) A copy of Bingham's articles of incorporation, certified by the Michigan Department of Consumer and Industry Services, a copy of Merger Sub's Governing Documents, certified, when applicable, by the appropriate Governmental Authority and a Certificate of Good Standing (or analogous document) for Bingham and Merger Sub issued by every state in which each is authorized to do business. All such documents shall be dated not earlier than 30 days prior to the Effective Date.

          (d) Bingham's Certificates.

             (i) A "Closing Certificate", executed by an officer of Bingham, to the effect that (A) all of the representations and warranties made by Bingham in this Agreement are true and correct in all material respects on the Effective Date with the same force and effect as though made on and as of the Effective Date, (B) Bingham has performed and complied in all material respects with all of its obligations under this Agreement which are to have been performed or complied with on or before the Effective Date, (C) since the date of this Agreement, Bingham and its Subsidiaries have operated their businesses only in the ordinary course, and (D) there has been no Bingham Material Adverse Effect from the date of this Agreement to the Effective Date.

             (ii) "Secretary's Certificates", executed by the Secretary or Assistant Secretary of each of Bingham and Merger Sub, attaching a copy of the Governing Documents of such company and,
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

        in the case of Bingham, a copy of the resolutions of the Bingham Board approving the transactions contemplated in this Agreement and a copy of the resolutions of Bingham's shareholders approving the issuance of Bingham Common Stock to be issued in the Merger, and, in the case of Merger Sub, a copy of the resolutions of its board of directors and shareholders approving the transactions contemplated in this Agreement. The officer executing each such certificate shall certify that, as of the Effective Date, such Governing Documents and resolutions are true, complete and correct, have not be altered or repealed and are in full force and effect.

          (e) Such other documents and instruments as are contemplated in this Agreement (or as the Parties have contemplated in connection with this Agreement) or as Bank or its counsel may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.

                                  ARTICLE VIII

                                  TERMINATION

     Section 8.01 Termination. This Agreement may be terminated:

          (a) at any time before the Effective Time by the mutual consent of the Parties;

          (b) at any time before the Effective Time by Bank (i) if any of the conditions set forth in Sections 6.01 or 6.02 have not been fulfilled, satisfied or waived by the Walk Away Date, or (ii) if Bingham materially breaches any representation, warranty, covenant or agreement set forth in this Agreement;

          (c) at any time before the Effective Time by Bingham (i) if any of the conditions set forth in Sections 6.01 or 6.03 have not been fulfilled, satisfied or waived by the Walk Away Date, or (ii) if Bank materially breaches any representation, warranty, covenant or agreement set forth in this Agreement;

          (d) by Bank or by Bingham, if such Party's board of directors so determines by a vote of a majority of the members of its entire board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger shall have been denied by final nonappealable action of such Governmental Authority or (ii) any shareholder approval required by Section 5.04 is not obtained at the Bank Meeting or the Bingham Meeting;

          (e) at any time prior to the Bank Meeting, by Bingham if the Bank Board shall have failed to recommend adoption of this Agreement to the Bank shareholders, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Bingham;

          (f) at any time prior to the Bingham Meeting, by Bank, if the Bingham Board shall have failed to recommend to the Bingham shareholders approval of the issuance of Bingham Common Stock to be issued pursuant to the Merger, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Bank;

          (g) by Bank, if, for any 20-consecutive-trading-day period between the date of this Agreement and the date the Shareholders of the Bank approve the Merger, the price of Bingham's stock does not trade or close at or above $8.00 per share; or

          (h) no later than the close of business seven days after the 1999 Work Papers are delivered or made available (with such availability being confirmed by written notice to Ronald A. Klein) to Bingham and its auditors, by Bingham, if Bingham reasonably determines that the 1999 Work Papers do not support any information set forth in the 1999 Financial Statements; provided, however, such determination cannot be based on methodology, if such methodology was used in the preparation of prior audited statements of the Bank.

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     Section 8.02 Effect of Termination. If terminated in accordance with
Section 8.01, this Agreement shall be null and void and have no further force or effect, except as provided in Section 9.13.

                                   ARTICLE IX

                                 MISCELLANEOUS

     Section 9.01 Expenses. Except as provided in Section 5.08 and this Section 9.01, and the next sentence, regardless of whether the closing actually occurs, each Party will bear the expenses incurred by it in connection with the preparation and negotiation of this Agreement and the Attendant Documents and the consummation of the transactions contemplated in this Agreement and the Attendant Documents. Notwithstanding the foregoing, Bank and Bingham shall share equally (a) all printing expenses and filing fees related to the Proxy Statement and the Registration Statement, (b) all filing fees payable to Regulatory Authorities in connection with the Merger, and (c) all Hart-Scott-Rodino fees incurred by the Parties in connection with the Merger, (d) all costs, expenses and fees of proxy solicitors incurred under Section 5.06, and (e) all other costs and expenses incurred by any Party in connection with a collaborative effort among the Parties (other than fees of legal counsel and accountants), the purpose of which is to effectuate the Merger. Further, while Bingham shall be responsible for paying the compensation of the Surviving Subsidiary's CEO during the time from his or her retention to the Effective Date, if for any reason, this Agreement is terminated and the Merger shall not be consummated, the Bank shall reimburse Bingham for one-half of all compensation paid to such CEO.

     Section 9.02 Dispute Resolution. Any and all disputes between the Parties arising out of any provision of this Agreement shall be resolved in accordance with the procedure set forth in this Section 9.02; provided, however, that a Party may seek a preliminary injunction or other provisional judicial relief if, in its judgment, such action is necessary to avoid irreparable damage or to preserve the status quo. Despite any such action, the Parties will continue to participate in good faith in the procedures set forth in this Section 9.02. The Parties shall submit all disputes under this Agreement or any of the Attendant Documents to arbitration. Such arbitration shall be conducted in accordance with the rules of the American Arbitration Association by one arbitrator. Bingham shall appoint one arbitrator and Bank shall appoint one arbitrator, who shall mutually select a third arbitrator to conduct the arbitration. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C., Sections
1 -- 16, and judgment on the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be the metropolitan Detroit area. The arbitrators shall make written findings of fact and conclusions of law, and the decision of the arbitrators shall be final. Each Party shall pay its own expenses of arbitration and the expense of the arbitrators shall be equally shared; provided, however, that if in the opinion of the arbitrators any claim under this Agreement or any defense in objection thereto was unreasonable, the arbitrators may assess, as part of their award, all or any part of the arbitration expenses (including reasonable attorney's fees) of the other Party and of the arbitrators against the Party raising such unreasonable claim, defense or objection. The Parties agree that discovery shall be permitted as authorized in the Michigan Court Rules of 1985, as amended.

     Section 9.03 Notices. All notices, requests and other communications under this Agreement to a Party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the Party at its address set forth below or such other address as it may specify by notice to the other Parties.

     If to Bank, to:                           With a required copy to:
     Franklin Bank, N.A.                       Bodman, Longley & Dahling LLP
     24725 W. 12 Mile Rd.                      34th Floor, 100 Renaissance Center
     Southfield, MI 48034                      Detroit, MI 48243
     Attention: David Simon                    Attention: Laurence B. Deitch
     Fax: 248-354-6393                         Fax: 313-393-7579

     If to Bingham, to:                        With required copies to:
     Bingham Financial Services                Jaffe, Raitt, Heuer & Weiss,
     Corporation                               Professional Corporation
     260 E. Brown Street, Suite 200            One Woodward Avenue, Suite 2400
     Birmingham, Michigan 48009                Detroit, MI 48226
     Attn: Ronald A. Klein                     Attn: Peter Sugar
     Fax: 248-644-5760                         Fax: 313-961-8358

     Section 9.04 Construction. This Agreement shall be construed and enforced in accordance with the laws of the State of Michigan without regard to its conflicts of law principles. This Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. References in this Agreement to Sections, Exhibits or Schedules shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     Section 9.05 No Assignment; Benefit. No Party may assign its rights and obligations under this Agreement without the prior written consent of the other Parties. This Agreement shall be binding on and inure to the benefit of the Parties and their respective successors and permitted assigns.

     Section 9.06 Entire Agreement. This Agreement, including the Exhibits and the Schedules attached or to be attached to it, is and shall be deemed to be the complete and final expression of the agreement between the Parties as to the matters contained in and related to this Agreement and supersedes any previous agreements between the Parties pertaining to such matters.

     Section 9.07 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Photostatic or facsimile reproductions of this Agreement may be made and relied upon to the same extent as originals.

     Section 9.08 Waiver. Before the Effective Time, any provision of this Agreement may be (i) waived in writing by the Party benefited by the provision. The waiver by any Party of any breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or similar breach.

     Section 9.09 Amendment. This Agreement may only be amended by written agreement executed by all of the Parties, except that after the Bank Meeting, the consideration to be received by the Bank shareholders for each share of Bank Common Stock shall not thereby be decreased.

     Section 9.10 Brokerage or Finder's Fee. Any and all brokerage fees due and payable to any broker, finder, agent or similar intermediary in connection with this Agreement or the transactions contemplated hereby, including but not limited to the fee payable to Raymond James by Bank as described in Section 4.01(z) and the fee payable to Keefe Bruyette by Bingham as described in Section 4.02(z), shall be borne by the Party responsible for retaining, or claimed to be responsible for retaining, such broker, finder, agent or similar intermediary.

     Section 9.11 Confidentiality. The Parties agree to keep in strict confidence the fact of and the content of the negotiations and the agreements concerning the transactions contemplated in this Agreement until such time as the Parties agree on a joint public announcement or consent, in writing, to the other Party's proposed public announcement, which consent shall not be unreasonably withheld, conditioned or delayed. Each of the Parties agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Agreement (as well as any other information obtained before the date of this Agreement in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Each Party will keep confidential, and will cause its Representatives to keep confidential, all information and documents obtained pursuant to this Agreement (as well as any other information obtained before the date of this Agreement in connection with the entering into of this Agreement) unless such information (i) was already known to such Party, (ii) becomes available to such Party from other sources not known by such Party to be bound by a confidentiality obligation,
(iii) is disclosed with the prior written approval of the Party to which such information pertains, (iv) is or becomes readily ascertainable from published information or trade sources or (v) is required to be disclosed by law or regulation, as determined in good faith by the Party making the disclosure, provided the disclosing Party advises the other Parties in writing prior to making the disclosure. If this Agreement is terminated or the transactions contemplated by this Agreement are otherwise not consummated, each Party shall promptly cause all copies of documents, extracts thereof or notes, analyses, compilations, studies or other documents containing information and data as to another Party to be returned to the Party that furnished the same.

     Section 9.12 No Third Party Beneficiaries. Except for Sections 5.12, 5.14, 5.15, 5.16, and 9.14, the rights and obligations of the Parties under this Agreement are for the benefit of the Parties only, and neither any creditor of any of the Parties nor any other person or entity (other than a successor in interest to any of the Parties), shall have the right to rely on or enforce the provisions of this Agreement as a third-party beneficiary or otherwise.

     Section 9.13 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive beyond the Effective Time (other than the agreements and covenants contained in Sections 3.03, 3.04(b), 3.04(c), 3.04(d), 3.04(e), 3.06(b), 5.05, 5.14, 5.15 and 5.16 and this Article
IX) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 5.08(b) and (c), and this Article
IX).

     Section 9.14 Indemnification.

          (a) For a period of six years from and after the Effective Time, the Surviving Subsidiary will take no action which would diminish the right of any officer or director of the Bank or any of its Subsidiaries who shall have served in such capacity prior to the Effective Time from being indemnified in accordance with the provisions of the Bank's or the Bank's Subsidiaries Governing Documents in effect prior to the Effective Time from and against any losses, claims, damages, costs, expenses (including reasonable attorney fees), liabilities or judgments arising, in whole or in part, out of the fact that such person was a director or officer of the Bank or a Subsidiary of the Bank prior to the Effective Time, and pertaining to any matter or fact arising, existing or occurring before the Effective Time.

          (b) For a period of six years from and after the Effective Date, the Surviving Subsidiary, to the extent commercially available and reasonable, shall maintain directors and officers liability insurance comparable to that which is maintained by the Bank immediately prior to the Effective Date covering the liability described in Section 9.14(a) above. Directors and officers liability insurance shall be deemed to be available on a commercially reasonable basis at any time, if, at such time, such insurance is obtainable at rates comparable to the rates then being paid for directors and officers liability insurance then covering either the directors of the Holding Company or the Surviving Subsidiary.

          (c) Bingham agrees that after the Merger those persons designated by the Bank to serve on the Holding Company Board or the Surviving Subsidiary Board will be afforded the same protection against claims and liability arising from such service, through indemnification agreements, insurance or otherwise, as is afforded to those persons designated by Bingham to serve on the Holding Company Board or the Surviving Subsidiary Board, respectively.

          (d) The obligations of the Surviving Subsidiary under this Section
     9.14 are intended to be enforceable against the Surviving Subsidiary and shall be binding on all respective successors and permitted assigns of the Surviving Subsidiary.

     The Parties have executed this Agreement and Plan of Merger as of the day and year first written above.

                                          Bingham Financial Services Corporation

                                          By: /s/ RONALD A. KLEIN
                                            ------------------------------------

                                          Its: Chief Executive Officer
                                            ------------------------------------

                                          Franklin Bank, N.A.

                                          By: /s/ DAVID F. SIMON
                                            ------------------------------------

                                          Its: Chairman
                                            ------------------------------------

                                                                      APPENDIX B

March 19, 2000

Board of Directors
Franklin Bank, N.A.
24725 West Twelve Mile Road
Southfield, MI 48034

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the outstanding common stock, par value $1.00 (the "Common Stock") of Franklin Bank, N.A. (the "Company") of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger dated as of March 19, 2000 (the "Agreement"), by and between the Company and Bingham Financial Services Corporation ("Bingham"). Pursuant to the terms of the Agreement, Bingham will be merged with and into the Company (the "Transaction") and each outstanding share of the Company's Common Stock will be converted into 1.525 shares of common stock, without par value, of Bingham (the "Exchange Ratio").

     In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have reviewed and taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including, among other things:

          1. the financial terms and conditions as stated in the Agreement;

          2. certain publicly available information for the Company, including each of the annual reports of the Company filed on Form 10-K for each of the years ended December 31, 1996, 1997 and 1998, and each of the quarterly reports of the Company filed on Form 10-Q for each of the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

          3. certain publicly available information for Bingham, including each of the annual reports of Bingham filed on Form 10-K for each of the years ended September 30, 1998 and 1999, and each of the quarterly reports of Bingham filed on Form 10-Q for each of the quarters ended December 31, 1998, March 31, 1999, June 30, 1999 and December 31, 1999;

          4. certain internal financial analyses, financial forecasts, reports and other information concerning the Company and Bingham prepared by the respective managements of the Company and Bingham;

          5. certain third party analysts' estimates as to the future financial performance of the Company;

          6. discussions we have had with certain members of the respective managements of the Company and Bingham concerning the historical and current business operations, financial conditions and prospects of the Company and Bingham and such other matters we deemed relevant;

          7. the reported price and trading histories of the shares of the common stock of the Company and Bingham as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

          8. the respective financial conditions of the Company and Bingham as compared to the financial conditions of certain other companies we deemed relevant;

          9. certain financial terms of the Transaction as compared to the financial terms of selected other business combinations we deemed relevant; and

          10. such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

     In arriving at this opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

     We have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, Bingham or any other party and have not attempted to verify independently any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Bingham. With respect to financial forecasts, potential cost savings and other information and data provided to or otherwise reviewed by or discussed with us, we have assumed that such forecasts and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Bingham, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. You have informed us, and we have assumed, that the Transaction will receive purchase accounting treatment and will qualify as a tax free reorganization under generally accepted accounting principles. With your consent, we have assumed, without independent verification, that the aggregate allowance for credit losses for the Company and Bingham are adequate to cover such losses.

     Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us on the date hereof and any material change in such circumstances and conditions would require a reevaluation of this opinion, which we are under no obligation to undertake.

     We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Agreement or the availability or advisability of any alternatives to the Transaction. We did not structure the Transaction or negotiate the final terms of the Transaction. This letter does not express any opinion as to the likely trading range of Bingham common stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Bingham at that time. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the shareholders of the Company. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction.

     Raymond James & Associates, Inc. ("Raymond James") is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, which fee is contingent upon the value and consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this opinion. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

     In the ordinary course of our business, Raymond James may trade in the securities of the Company and/or Bingham for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld. We have consented to the inclusion of this letter in its entirety in the joint proxy statement to be filed by the Company and Bingham with the Securities and Exchange Commission in connection with the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company's outstanding Common Stock.

                                          Very truly yours,

                                          RAYMOND JAMES & ASSOCIATES, INC.

                                                                      APPENDIX C

March 19, 2000

Board of Directors
Bingham Financial Services Corporation
260 East Brown Street
Suite 200
Birmingham, MI 48009

Dear Board of Directors:

     You have requested our opinion as an independent investment banking firm regarding the fairness, from a financial point of view to the stockholders of Bingham Financial Services Corporation ("Bingham" or the "Company"), of the consideration to be paid by Bingham in the merger (the "Merger") between the Company and Franklin National Bank ("Franklin"). We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Merger.

     Pursuant to the Agreement and Plan of Merger (the "Agreement"), dated March 19, 2000, by and among the Company, Bingham and Franklin, at the effective time of the Merger, Bingham will acquire all of Franklin 's issued and outstanding shares of common stock, including the assumption of Franklin National Bank's stock options. The holders of the Franklin's common stock will receive in exchange for each share of Franklin's common stock, shares of Company's common stock based on an Exchange Ratio of 1.525 shares of Company common stock for each share of Franklin common stock. The complete terms of the proposed transaction are described in the Agreement, and this summary is qualified in its entirety by reference thereto.

     Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, and distributions of listed and unlisted securities. We are familiar with the market for common stocks of publicly traded banks, savings institutions and bank and savings institution holding companies.

     In connection with this opinion, we reviewed certain publicly available financial data relating to Bingham including: the Annual Report, Proxy Statement, and Form 10-K for the year ended September 30, 1999; unaudited results for the quarter ended December 31, 1999; and other information we deemed relevant. We discussed with senior management of Bingham, the current position and prospective outlook for the Company and its various subsidiaries. We considered historical quotations and the prices of recorded transactions in the Company's common stock since its initial public offering in November 1997. We reviewed financial and stock market data of other specialty finance companies, and the financial and structural terms of several other recent transactions involving mergers and acquisitions where the target was a financial institution.

     For Franklin, we reviewed the last three years' Annual Reports, Proxy Statements, and other information provided to us by Franklin that we deemed relevant, as well as other publicly available information. For purposes of this opinion we have relied, without independent verification, on the accuracy and completeness of the material furnished to us by Franklin, including information from published sources, and we have not made any independent effort to verify such data. With respect to the financial information, including projections and asset valuations we received from Franklin, we assumed that they had been reasonably prepared reflecting the best currently available estimates and judgment of Franklin's management. In addition, we have not made or obtained any independent appraisals or evaluations of the assets or liabilities, and potential and/or contingent liabilities of Franklin. We have further relied on the assurances of management of Franklin that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated.

     In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to the Company or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and can be evaluated on the date hereof.

     Consistent with the engagement letter with you, we have acted as financial advisor to the Company in connection with the Merger and will receive a fee for such services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement by the Company in connection with the Merger.

     Based upon and subject to the foregoing, as outlined in the foregoing paragraphs and based on such other matters as we considered relevant, it is our opinion that as of the date hereof, the consideration to be paid by the Company in the Merger is fair, from a financial point of view, to the stockholders of the Company.

     This opinion may not be summarized, excerpted from or otherwise publicly referred to without our prior written consent, although this opinion may be included in its entirety in the proxy statement of the Company used to solicit stockholder approval of the Merger, if such a proxy is required. It is understood that this letter is directed to the Board of Directors of the Company in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger.

                                          Very truly yours,

                                          KEEFE, BRUYETTE & WOODS, INC.

                                                                      APPENDIX D

12 U.S.C. SEC. 215a. MERGER OF NATIONAL BANKS OR STATE BANKS INTO NATIONAL BANKS

(b) DISSENTING SHAREHOLDERS

     If a merger shall be voted for at the called meetings by the necessary majorities of the shareholders of each association or State bank participating in the plan of merger, and thereafter the merger shall be approved by the Comptroller, any shareholder of any association or State bank to be merged into the receiving association who has voted against such merger at the meeting of the association or bank of which he is a stockholder, or has given notice in writing at or prior to such meeting to the presiding officer that he dissents from the plan of merger, shall be entitled to receive the value of the share so held by him when such merger shall be approved by the Comptroller upon written request made to the receiving association at any time before thirty days after the date of consummation of the merger, accompanied by the surrender of his stock certificates.

(c) VALUATION OF SHARES

     The value of the shares of any dissenting shareholder shall be ascertained, as of the effective date of the merger, by an appraisal made by a committee of three persons, composed of (1) one selected by the vote of the holders of the majority of the stock, the owners of which are entitled to payment in cash; (2) one selected by the directors of the receiving association; and (3) one selected by the two so selected. The valuation agreed upon by any two of the three appraisers shall govern. If the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment, that shareholder may, within five days after being notified of the appraised value of his shares, appeal to the Comptroller, who shall cause a reappraisal to be made which shall be final and binding as to the value of the shares of the appellant.

(d) APPLICATION TO SHAREHOLDERS OF MERGING ASSOCIATIONS; APPRAISALS BY COMPTROLLER; EXPENSES OF RECEIVING ASSOCIATION; SALE AND RESALE OF SHARES; STATE APPRAISAL AND MERGER LAW

     If, within ninety days from the date of consummation of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party cause an appraisal to be made which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal or the appraisal, as the case may be, shall be paid by the receiving association. The value of the shares ascertained shall be promptly paid to the dissenting shareholders by the receiving association. The shares of stock of the receiving association which would have been delivered to such dissenting shareholders had they not requested payment shall be sold by the receiving association at an advertised public auction, and the receiving association shall have the right to purchase any of such shares at such public auction, if it is the highest bidder therefor, for the purpose of reselling such shares within thirty days thereafter to such person or persons and at such price not less than par as its board of directors by resolution may determine. If the shares are sold at public auction at a price greater than the amount paid to the dissenting shareholders, the excess in such sale price shall be paid to such dissenting shareholders. The appraisal of such shares of stock in any State bank shall be determined in the manner prescribed by the law of the State in such cases, rather than as provided in this section, if such provision is made in the State law; and no such merger shall be contravention of the law of the State under which such bank is incorporated. The provisions of this subsection shall apply only to shareholders of (and stock owned by them in) a bank or association being merged into the receiving association.

                                                                      APPENDIX E

                     BINGHAM FINANCIAL SERVICES CORPORATION

                          SECOND AMENDED AND RESTATED

                             1997 STOCK OPTION PLAN

                                   ARTICLE I.
                        PURPOSE AND ADOPTION OF THE PLAN

     1.01 Purpose. The purpose of the Bingham Financial Services Corporation Stock Option Plan (the "Plan") is to provide certain employees, directors and consultants of Bingham Financial Services Corporation (the "Company") with an additional incentive to promote the Company's financial success and to provide an incentive which the Company may use to induce able persons to enter into or remain in service of the Company or a Subsidiary.

     1.02 Adoption and Term. The Plan was approved by the Board and the Company's stockholders on August 22, 1997, and amended by the Board on January 4, 2000 (effective as of January 1, 1999) and on May 8, 2000, and will remain in effect until all shares authorized under the terms of the Plan have been issued, unless earlier terminated or abandoned by action of the Board; provided, however, that no Incentive Stock Option may be granted after August 22, 2007.

                                  ARTICLE II.

                                  DEFINITIONS

     2.01 Administrator means the group of persons having authority to administer the Plan pursuant to Section 3.01.

     2.02 Award means any one or combination of Non-Qualified Stock Options, Performance Based Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Share Rights or any other award made under the terms of the Plan.

     2.03 Award Agreement means a written agreement between the Company and Participant or a written acknowledgment from the Company specifically setting forth the terms and conditions of an Award granted under the Plan.

     2.04 Award Period means, with respect to an Award, the period of time set forth in the Award Agreement during which specified conditions set forth in the Award Agreement must be satisfied.

     2.05 Beneficiary means (a) an individual, trust or estate who or which, by will or by operation of the laws of descent and distribution, succeeds to the rights and obligations of the Participant under the Plan and Award Agreement upon the Participant's death; or (b) an individual, who by designation of the Participant, succeeds to the rights and obligations of the Participant under the Plan and Award Agreement upon the Participant's death.

     2.06 Board means the Board of Directors of the Company.

     2.07 Change of Control Event means (a) an event or series of events by which any Person or other entity or group (as such term is used in Section 13(d) and 14(d) of the Exchange Act) of Persons or other entities acting in concert as a partnership or other group (a "Group of Persons") (other than Persons who are, or Groups of Persons entirely made up of, (i) management personnel of the Company or (ii) any affiliates of any such management personnel) shall, as a result of a tender or exchange offer or offers, an open market purchase or purchases, a privately negotiated purchase or purchases or otherwise, become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 20% or more of the combined voting power of the then outstanding voting stock of the Company; (b) the Company consolidates with, or merges with or into, another Person (other than a Subsidiary in a transaction which is not otherwise a Change of Control Event), or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into the Company, in any such event pursuant to a transaction in which the outstanding voting stock of the Company is converted into or exchanged for cash, securities or other property; (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board then in office; or (d) any liquidation or dissolution of the Company (other than a liquidation into a Subsidiary that is not otherwise a Change of Control Event).

     2.08 Code means the Internal Revenue Code of 1986, as amended. References to a section of the Code shall include that section and any comparable section or sections of any future legislation that amends, supplements or supersedes that section.

     2.09 Common Stock means the Common Stock of the Company, no par value.

     2.10 Company means Bingham Financial Services Corporation, a Michigan corporation.

     2.11 Date of Grant means the date designated by the Administrator as the date as of which it grants an Award, which shall not be earlier than the date on which the Administrator approves the granting of such Award.

     2.12 Director means a member of the Board of Directors of the Company.

     2.13 Exchange Act means the Securities Exchange Act of 1934, as amended.

     2.14 Exercise Price means, with respect to a Stock Appreciation Right, the amount established by the Administrator, in accordance with Section 7.03 hereunder, and set forth in the Award Agreement, which is to be subtracted from the Fair Market Value on the date of exercise in order to determine the amount of the Incremental Value to be paid to the Participant.

     2.15 Expiration Date means the date specified in an Award Agreement as the expiration date of such Award.

     2.16 Fair Market Value means, with respect to Awards granted coincident with the date of the closing of the Company's initial public offering of Common Stock, the public offering price. Thereafter, Fair Market Value means the last reported sale price per share of Common Stock, regular way, on such date or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq National Market, or if the Common Stock is not so listed or admitted to trading or included for quotation, the average of the highest bid and lowest asked prices, regular way, in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices, regular way, as furnished by a professional market maker making a market in the Common Stock as selected in good faith by the Administrator. If, as the case may be, the relevant date is not a Trading Day, the determination shall be made as of the next preceding Trading Day.

     2.17 Incentive Stock Option means a stock option described in Section 422 of the Code.

     2.18 Incremental Value has the meaning given such term in Section 7.01 of the Plan.

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     2.19 Non-Employee Director Participant means a Participant that is a
"non-employee director" of the Company within the meaning of Rule 16b-3.

     2.20 Non-Qualified Stock Option means a stock option which is not an Incentive Stock Option.

     2.21 Officer means a president, vice president, treasurer, secretary, controller, and any other person who performs functions corresponding to the foregoing officers for the Company, any member of the Board or any person performing similar functions with respect to the Company, and any other participant who is deemed to be an officer or director of the Company for purposes of Section 16 of the Exchange Act and the rules thereunder, as currently in effect or as amended from time to time.

     2.22 Options means all Non-Qualified Stock Options, Incentive Stock Options and Performance Based Options granted at any time under the Plan.

     2.23 Participant shall have the meaning set forth in Article V.

     2.24 Performance Based Option means a stock option which, upon exercise or at any other time, would not result in or give rise to "applicable employee remuneration" within the meaning of Section 162(m) of the Code.

     2.25 Plan means the Bingham Financial Services Corporation Stock Option Plan, as described herein and as it may be amended from time to time.

     2.26 Purchase Price, with respect to options, shall have the meaning set forth in Section 6.02.

     2.27 Restricted Share Right means a right to receive Common Stock subject to restrictions imposed under the terms of an Award granted pursuant to Article IX.

     2.28 Rule 16b-3 means Rule 16b-3 promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act, as currently in effect and as it may be amended from time to time, and any successor rule.

     2.29 Stock Appreciation Right means an Award granted in accordance with
Article VII.

     2.30 Subsidiary shall have the meaning set forth in Section 424(f) of the Code.

     2.31 Termination of Employment means the voluntary or involuntary termination of a Participant's employment with the Company for any reason, including death, disability, retirement or as the result of the divestiture of the Participant's employer or any other similar transaction in which the Participant's employer ceases to be the Company or a Subsidiary of the Company. Whether an authorized leave of absence or absence on military or government service, absence due to disability, or absence for any other reason shall constitute Termination of Employment shall be determined in each case by the Administrator in its sole discretion.

     2.32 Trading Day means a day on which public trading of securities occurs and is reported in the principal consolidated reporting system referred to in
Section 2.16 above, or if the Common Stock is not listed or admitted to trading on a national securities exchange or included for quotation on the Nasdaq National Market, any business day.

                                  ARTICLE III.

                                 ADMINISTRATION

     3.01 Administration. The Plan shall be administered by the Board or, to the extent determined by the Board, a committee (the "Compensation Committee") consisting of not less than two non-employee directors of the Company (within the meaning of Rule 16b-3) to be appointed by, and to serve at the pleasure of, the Board (in either case, the "Administrator"). It is the intention of the Company that, with respect to Awards designated as Performance Based Options, each of the members of the Compensation Committee shall also be "outside directors" within the meaning of Section 162(m) of the Code. The Administrator shall administer the Plan in accordance with this provision and shall have the sole
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discretionary authority to interpret the Plan, to establish and modify administrative rules for the Plan, to impose such conditions and restrictions on Awards as it determines appropriate, to cancel Awards (including those made pursuant to other plans of the Company) and to substitute new options (including options granted under other plans of the Company) with the consent of the recipient, and to take such steps in connection with the Plan and Awards granted thereunder as it may deem necessary or advisable. The Administrator may, with respect to Participants who are not Officers, delegate such of its powers and authority under the Plan as it deems appropriate to designated officers or employees of the Company.

     3.02 Indemnification. Members of the Administrator shall be entitled to indemnification and reimbursement from the Company for any action or any failure to act in connection with service as Administrator to the full extent provided for or permitted by the Company's articles of incorporation or bylaws or by any insurance policy or other agreement intended for the benefit of the Company's officers, directors or employees or by any applicable law.

                                  ARTICLE IV.

                   COMMON STOCK ISSUABLE PURSUANT TO THE PLAN

     4.01 Shares Issuable. Shares to be issued under the Plan may be authorized and unissued shares or issued shares which have been reacquired by the Company. Except as provided in Section 4.03, the Awards granted to any Participant and to all Participants in the aggregate under the Plan shall be limited so that the sum of the following shall never exceed the greater of 415,000 shares of Common Stock or ten percent (10%) of the total number of outstanding shares of Common
Stock: (i) all shares which shall be issued upon the exercise of outstanding Options or other Awards granted under the Plan, (ii) all shares for which payment of Incremental Value shall be made by reason of the exercise of Stock Appreciation Rights at any time granted under the Plan, and (iii) the number of shares otherwise issuable under an Award which are applied by the Company to payment of the withholding or tax liability discussed in Section 11.04; provided, however, that in no event shall the number of shares of Common Stock which may be issued upon the exercise of Incentive Stock Options exceed 100,000 shares, subject to adjustment in accordance with Section 4.03.

     4.02 Shares Subject to Terminated Awards. In the event that any Award at any time granted under the Plan shall be surrendered to the Company, be terminated or expire before it shall have been fully exercised, or an award of Stock Appreciation Rights is exercised for cash, then all shares formerly subject to such Award as to which such Award shall not have been exercised shall be available for any Award subsequently granted in accordance with the Plan. Shares of Common Stock subject to Options, or portions thereof, which have been surrendered in connection with the exercise of tandem Stock Appreciation Rights shall not be available for subsequent Awards under the Plan, and shares of Common Stock issued in payment of such Stock Appreciation Rights shall be charged against the number of shares of Common Stock available for the grant of Awards. Shares which are reacquired by the Company or shares issuable subject to Restricted Share Rights which are forfeited pursuant to forfeiture provisions in the Award Agreement shall be available for subsequently granted Awards only if the forfeiting Participant received no benefits of ownership (such as dividends actually paid to the Participant) other than voting rights of the forfeited shares. Any shares of Common Stock issued by the Company pursuant to its assumption or substitution of outstanding grants from acquired companies shall not reduce the number of shares available for Awards under this Plan unless issued under this Plan.

     4.03 Adjustments to Reflect Capital Changes.

          (a) Recapitalization. The number and kind of shares subject to outstanding Awards, the Purchase Price or Exercise Price for such shares, and the number and kind of shares available for Awards subsequently granted under the Plan shall be appropriately adjusted to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other change in capitalization with a similar substantive effect upon the Plan or the Awards granted under the Plan.

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     The Administrator shall have the power to determine the amount of the adjustment to be made in each case.

          (b) Sale or Reorganization. After any reorganization, merger or consolidation in which the Company is a surviving corporation, each Participant shall, at no additional cost, be entitled upon exercise of an Award to receive (subject to any required action by stockholders), in lieu of the number of shares of Common Stock receivable or exercisable pursuant to such Award, a number and class of shares of stock or other securities to which such Participant would have been entitled pursuant to the terms of the reorganization, merger or consolidation if, at the time of such reorganization, merger or consolidation, such Participant had been the holder of record of a number of shares of Common Stock equal to the number of shares receivable or exercisable pursuant to such Award. Comparable rights shall accrue to each Participant in the event of successive reorganizations, mergers or consolidations of the character described above.

          (c) Options to Purchase Stock of Acquired Companies. After any reorganization, merger or consolidation in which the Company or a Subsidiary of the Company shall be a surviving corporation, the Administrator may grant substituted Options under the provisions of the Plan, pursuant to Section 424 of the Code, replacing old options granted under a plan of another party to the reorganization, merger or consolidation, where such party's stock may no longer be issued following such merger or consolidation. The foregoing adjustments and manner of application of the foregoing provisions shall be determined by the Administrator in its sole discretion. Any adjustments may provide for the elimination of any fractional shares which might otherwise have become subject to any Awards.

                                   ARTICLE V.

                                 PARTICIPATION

     5.01 Eligible Participants. Participants in the Plan shall be the employees, directors and consultants of the Company or any Subsidiary, as determined and selected from time to time by the Administrator, in its sole and absolute discretion. The Administrator's designation of a Participant in any year shall not require the Administrator to designate such person to receive Awards in any other year. The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

                                  ARTICLE VI.

                                 OPTION AWARDS

     6.01 Power to Grant Options. The Administrator may grant, to such Participants as the Administrator may select, Options entitling the Participant to purchase Common Stock from the Company at such price, in such quantity and on such terms and subject to such conditions, not inconsistent with the terms of this Plan, as may be established by the Administrator. The terms of any Option granted under this Plan shall be set forth in an Award Agreement. Notwithstanding the foregoing, Options granted to Officers shall not be exercisable for a period of at least six months from the Date of Grant.

     6.02 Purchase Price of Options. The Purchase Price of each share of Common Stock which may be purchased upon exercise of any Option granted under the Plan shall not be less than eighty five percent (85%) of the Fair Market Value on the Date of Grant; provided, however, that the Purchase Price for shares of Common Stock purchased pursuant to Stock Options designated by the Administrator as Incentive Stock Options shall be equal to or greater than the Fair Market Value on the Date of Grant as required under Section 422 of the Code and provided further that the Purchase Price for shares of Common Stock purchased pursuant to Stock Options designated by the Administrator as Performance Based Options shall be equal to or greater than the Fair Market Value on the Date of Grant.

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     6.03 Designation of Incentive Stock Options. Except as otherwise expressly provided in the Plan, the Administrator may designate, at the Date of Grant of each Option to a Participant that is an employee of the Company or a Subsidiary, that the Option is an Incentive Stock Option under Section 422 of the Code.

          (a) Incentive Stock Option Share Limitation. No Participant may be granted Incentive Stock Options under the Plan (or any other plans of the Company) which would result in stock with an aggregate Fair Market Value (measured on the Date of Grant) of more than $100,000 first becoming exercisable in any one calendar year, or which would entitle such Participant to purchase a number of shares greater than the maximum number permitted by Section 422 of the Code as in effect on the Date of Grant.

          (b) Other Incentive Stock Option Terms. Whenever possible, each provision in the Plan and in every Option granted under this Plan which is designated by the Administrator as an Incentive Stock Option shall be interpreted in such a manner as to entitle the Option to the tax treatment afforded by Section 422 of the Code. If any provision of this Plan or any Option designated by the Administrator as an Incentive Stock Option shall be held not to comply with requirements necessary to entitle such Option to such tax treatment, then (i) such provision shall be deemed to have contained from the outset such language as shall be necessary to entitle the Option to the tax treatment afforded under Section 422 of the Code, and
     (ii) all other provisions of this Plan and the Award Agreement shall remain in full force and effect. If any agreement covering an Option designated by the Administrator to be an Incentive Stock Option under this Plan shall not explicitly include any terms required to entitle such Incentive Stock Option to the tax treatment afforded by Section 422 of the Code, all such terms shall be deemed implicit in the designation of such Option and the Option shall be deemed to have been granted subject to all such terms.

     6.04 Designation of Performance Based Options. Except as otherwise expressly provided in the Plan, the Administrator may designate, at the Date of Grant of each Option to a Participant that is an employee of the Company or a Subsidiary, that the Option is a Performance Based Option. A Performance Based Option shall have a Purchase Price not less than the Fair Market Value on the Date of Grant and shall contain such other terms and conditions as the Administrator may deem necessary so that, upon exercise or at any other time, the Performance Based Option does not result in or give rise to "applicable employee remuneration" within the meaning of Section 162(m) of the Code.

     6.05 Rights as a Stockholder. The Participant or any transferee of an Option pursuant to Section 8.02 or Section 11.05 shall have no rights as a stockholder with respect to any shares of Common Stock covered by an Option until the Participant or transferee shall have become the holder of record of any such shares, and no adjustment shall be made for dividends and cash or other property or distributions or other rights with respect to any such shares of Common Stock for which the record date is prior to the date on which the Participant or a transferee of the Option shall have become the holder of record of any such shares covered by the Option.

                                  ARTICLE VII.

                           STOCK APPRECIATION RIGHTS

     7.01 Power to Grant Stock Appreciation Rights. The Administrator is authorized to grant to any Participant, on such terms established by the Administrator on or prior to the Date of Grant and subject to and not inconsistent with the provisions of this Plan, the right to receive the payment from the Company, payable as provided in Section 7.04, of an amount equal to the Incremental Value of the Stock Appreciation Rights, which shall be an amount equal to the remainder derived from subtracting (i) the Exercise Price for the right established in the Award Agreement from (ii) the Fair Market Value of a share of Common Stock on the date of exercise. The terms of any Stock Appreciation Right granted under the Plan shall be set forth in an Award Agreement.

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     7.02 Tandem Stock Appreciation Rights. The Administrator may grant to any
Participant a Stock Appreciation Right consistent with the provisions of this Plan covering any share of Common Stock which is, at the Date of Grant of the Stock Appreciation Right, also covered by an Option granted to the same Participant, either prior to or simultaneously with the grant to such Participant of the Stock Appreciation Right, provided: (i) any Option covering any share of Common Stock shall expire and not be exercisable upon the exercise of any Stock Appreciation Right with respect to the same share; (ii) any Stock Appreciation Right covering any share of Common Stock shall not be exercisable upon the exercise of any related Option with respect to the same share; and
(iii) an Option and Stock Appreciation Right covering the same share of Common Stock may not be exercised simultaneously.

     7.03 Exercise Price. The Exercise Price established under any Stock Appreciation Right granted under this Plan shall be determined by the Administrator and, in the case of a tandem Stock Appreciation Right, shall not be less than the Purchase Price of the related Option. Upon exercise of the Stock Appreciation Rights, the number of shares subject to exercise under a related Option shall automatically be reduced by the number of shares of Common Stock represented by the Option or portion thereof which is surrendered as a result of the exercise of such Stock Appreciation Rights.

     7.04 Payment of Incremental Value. Any payment which may become due from the Company by reason of Participant's exercise of a Stock Appreciation Right may be paid to the Participant as determined by the Administrator (i) all in cash, (ii) all in Common Stock, or (iii) in any combination of cash and Common Stock. In the event that all or a portion of the payment is made in Common Stock, the number of shares of the Common Stock delivered in satisfaction of such payment shall be determined by dividing the amount of the payment by the Fair Market Value on the date of exercise. The Administrator may determine whether payment upon exercise of a Stock Appreciation Right will be made in cash or in stock, or a combination thereof, upon or at any time prior to the exercise of such Stock Appreciation Right. No fractional share of Common Stock shall be issued to make any payment; if any fractional shares would be issuable, the mix of cash and Common Stock payable to the Participant shall be adjusted as directed by the Administrator to avoid the issuance of any fractional share. Payment may be made in cash to Officers only if the Stock Appreciation Right is exercised during the "window period" required under Rule 16b-3(e)(3) and otherwise in accordance with Rule 16b-3.

                                 ARTICLE VIII.

                 TERMS OF OPTIONS AND STOCK APPRECIATION RIGHTS

     8.01 Duration of Options and Stock Appreciation Rights. Options and Stock Appreciation Rights shall terminate after the first to occur of the following events:

          (a) Expiration Date of the Award as provided in the Award Agreement;
     or

          (b) Termination of the Award as provided in Section 8.02; or

          (c) In the case of an Incentive Stock Option, ten years from the Date of Grant; or

          (d) Solely in the case of tandem Stock Appreciation Rights, upon the Expiration Date of the related Option.

     8.02 Exercise on Death, Termination of Employment or Removal of Director.

          (a) Unless otherwise provided in the Award Agreement, in the event of the death of a Participant while an employee of the Company or a Subsidiary of the Company, the right to exercise all unexpired Awards shall be accelerated and shall accrue as of the date of death, and the Participant's Awards may be exercised by his Beneficiary at any time within one year after the date of the Participant's death. Unless otherwise provided in the Award Agreement, in the event of the death of a Participant while a director of the Company or a Subsidiary of the Company, the right to exercise all unexpired Awards shall be accelerated and shall accrue as of the date of death, and the

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     Participant's Awards may be exercised by his Beneficiary at any time within one year after the date of the Participant's death.

          (b) Unless otherwise provided in the Award Agreement, in the event of a Participant's Termination of Employment at any time for any reason (including disability or retirement) other than death or for "cause" (as defined in paragraph (d) below), an Award may be exercised, but only to the extent it was otherwise exercisable, on the date of Termination of Employment, within ninety days after the date of Termination of Employment. In the event of the death of the Participant within the ninety-day period following Termination of Employment, his Award may be exercised by his Beneficiary within the one year period provided in subparagraph (a) above. Unless otherwise provided in the Award Agreement, in the event that a Non-Employee Director Participant no longer serves on the Board for any reason other than removal as described in subparagraph (d) below, an Award may be exercised, but only to the extent it was otherwise exercisable, on the date that such Non-Employee Director Participant ceases to be a Director, within ninety days after the date such Non-Employee Director Participant ceases to be a director. In the event of the death of the Non-Employee Director Participant within the ninety-day period following the date he ceases to be a Director, his Award may be exercised by his Beneficiary within the one year period provided in subparagraph (a) above.

          (c) With respect to an Award which is intended to constitute an Incentive Stock Option, upon Termination of Employment, such Award shall be exercisable as provided in Section 422 of the Code.

          (d) In the event that a Participant's Termination of Employment is for "cause", all Awards shall terminate immediately upon Termination of Employment. A Participant's employment shall be deemed to have been terminated for "cause" if such termination is determined, in the sole discretion of the Administrator, to have resulted from an act or omission by the Participant constituting active and deliberate dishonesty, as established by a final judgment or actual receipt of an improper benefit or profit in money, property or services, or from the Participant's continuous failure to perform his or her duties under any employment agreement in effect between the Participant and the Company in any material manner (or, in the absence of such an agreement, the consistent failure or refusal of the Participant to perform according to reasonable expectations and standards set by the Board and/or management consistent with Participant's title and position) after receipt of notice of such failure from the Company specifying how the Participant has so failed to perform. In the event that a Non-Employee Director Participant is removed for cause pursuant to the Company's Restated Articles of Incorporation, all Awards shall terminate immediately upon such removal.

     8.03 Acceleration of Exercise Time. The Administrator, in its sole discretion, shall have the right (but shall not in any case be obligated) to permit purchase of shares under any Award prior to the time such Award would otherwise become exercisable under the terms of the Award Agreement.

     8.04 Extension of Exercise Time. The Administrator, in its sole discretion, shall have the right (but shall not in any case be obligated) to permit any Award granted under this Plan to be exercised after its Expiration Date or after the ninety day period following Termination of Employment or service on the Board, subject, however, to the limitations described in Section 8.01 (c) and
(d).

     8.05 Conditions for Exercise. An Award Agreement may contain such waiting periods, exercise dates and restrictions on exercise (including, but not limited to, periodic installments which may be cumulative) as may be determined by the Administrator at the Date of Grant. No Stock Appreciation Right may be exercised prior to six months from the Date of Grant.

     8.06 Change of Control Event. Unless otherwise provided in the Award Agreement, and subject to such other terms and conditions as the Administrator may establish in the Award Agreement, upon the occurrence of a Change of Control Event, irrespective of whether or not an Award is then exercisable, the Participant shall have the right to exercise in full any unexpired Award to the extent not theretofore exercised or terminated; provided, however, that any Stock Appreciation Right so exercised must have a Date of Grant at least six months prior to the date of exercise.

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     8.07 Exercise Procedures. Each Option and Stock Appreciation Right granted under the Plan shall be exercised by written notice to the Company which must be received by the officer of the Company designated in the Award Agreement on or before the Expiration Date of the Award. The Purchase Price of shares purchased upon exercise of an Option granted under the Plan shall be paid in full in cash by the Participant pursuant to the Award Agreement; provided, however, that the Administrator may (but need not) permit payment to be made by delivery to the Company of either (a) shares of Common Stock (including shares issuable to the Participant pursuant to the exercise of the Option), or (b) any combination of cash and shares of Common Stock, or (c) such other consideration as the Administrator deems appropriate and in compliance with applicable law (including payment in accordance with a cashless exercise program under which, if so instructed by the Participant, shares of Common Stock may be issued directly to the Participant's broker or dealer upon receipt of the Purchase Price in cash from the broker or dealer.) In the event that any Common Stock shall be transferred to the Company to satisfy all or any part of the Purchase Price, the part of the Purchase Price deemed to have been satisfied by such transfer of Common Stock shall be equal to the product derived by multiplying the Fair Market Value as of the date of exercise times the number of shares transferred. The Participant may not transfer to the Company in satisfaction of the Purchase Price (y) a number of shares which when multiplied times the Fair Market Value as of the date of exercise would result in a product greater than the Purchase Price or (z) any fractional share of Common Stock. Any part of the Purchase Price paid in cash upon the exercise of any Option shall be added to the general funds of the Company and used for any proper corporate purpose. Unless the Administrator shall otherwise determine, any Common Stock transferred to the Company as payment of all or part of the Purchase Price upon the exercise of any Option shall be held as treasury shares.

                                  ARTICLE IX.

                            RESTRICTED STOCK AWARDS

     9.01 Restricted Share Awards. The Administrator may grant to any Participant an Award of Restricted Share Rights entitling such person to receive shares of Common Stock in such quantity, and on such terms, conditions and restrictions (whether based on performance standards, periods of service or otherwise) as the Administrator shall determine on or prior to the Date of Grant. The terms of any Award of Restricted Share Rights granted under the Plan shall be set forth in an Award Agreement.

     9.02 Duration of Restricted Share Rights. In no event shall any Restricted Share Rights granted entitle the holder to receive shares of Common Stock free of all restrictions on transfer at any time prior to the expiration of one year from the Date of Grant, and each Award Agreement shall provide, as a condition to release of restrictions on ownership of the shares, that the Participant shall remain employed by the Company or a Subsidiary for at least that one-year period (subject to the Company's or Subsidiary's right to terminate such employment).

     9.03 Forfeiture of Restricted Share Rights. Subject to Section 9.05, all Restricted Share Rights shall be forfeited and all Restricted Share Awards shall terminate unless the Participant continues in the service of the Company or a Subsidiary until the expiration of the forfeiture and satisfies any other conditions set forth in the Award Agreement. If the Award Agreement shall so provide, in the case of death, disability or retirement (as defined in the Award Agreement) of the Participant, all of the shares covered by the Restricted Share Rights shall immediately vest and any restrictions shall lapse as of the date of such death, disability or retirement.

     9.04 Delivery of Shares Upon Vesting. Upon the lapse of the restrictions established in the Award Agreement, the Participant shall be entitled to receive, without payment of any cash or other consideration, certificates for the number of shares covered by the Award.

     9.05 Waiver or Modification of Forfeiture Provisions. The Administrator has full power and authority to modify or waive any or all terms, conditions or restrictions (other than the minimum restriction period set forth in Section 9.02) applicable to any Restricted Share Rights granted to a Participant under the

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Plan; provided that no modification shall, without consent of the Participant, adversely affect the Participant's rights thereunder and no modification shall reduce the employment requirement to less than three years, except in the case of death, disability or retirement.

     9.06 Rights as a Stockholder. No person shall have any rights as a stockholder with respect to any shares subject to Restricted Share Rights until such time as the person shall have been issued a certificate for such shares.

                                   ARTICLE X.

                            OTHER STOCK BASED AWARDS

     10.01 Grant of Other Awards. Other Awards of Common Stock or other securities of the Company and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Common Stock ("Other Awards") may be granted either alone or in addition to or in conjunction with Options or Stock Appreciation Rights under the Plan. Subject to the provisions of the Plan, the Administrator shall have the sole and complete authority to determine the persons to whom and the time or times at which Other Awards shall be made, the number of shares of Common Stock or other securities, if any, to be granted pursuant to such Other Awards, and all other conditions of such Other Awards. Any Other Award shall be confirmed by an Award Agreement executed by the Administrator and the Participant, which agreement shall contain such provisions as the Administrator determines to be necessary or appropriate to carry out the intent of this Plan with respect to the Other Award.

     10.02 Terms of Other Awards. In addition to the terms and conditions specified in the Award Agreement, Other Awards made pursuant to this Article X shall be subject to the following:

          (a) Any shares of Common Stock subject to such Other Awards may not be sold, assigned, transferred or otherwise encumbered prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses; and

          (b) If specified by the Administrator and the Award Agreement, the recipient of an Other Award shall be entitled to receive, currently or on a deferred basis, interest or dividends or dividend equivalents with respect to the Common Stock or other securities covered by the Other Award; and

          (c) The Award Agreement with respect to any Other Award shall contain provisions providing for the disposition of such Other Award in the event of Termination of Employment prior to the exercise, realization or payment of such Other Award, with such provisions to take account of the specific nature and purpose of the Other Award.

                                  ARTICLE XI.

                         TERMS APPLICABLE TO ALL AWARDS

     11.01 Award Agreement. The grant and the terms and conditions of the Award shall be set forth in an Award Agreement between the Company and the Participant. No person shall have any rights under any Award granted under the Plan unless and until the Administrator and the Participant to whom the Award is granted shall have executed and delivered an Award Agreement expressly granting the Award to such person and setting forth the terms of the Award.

     11.02 Plan Provisions Control Award Terms. The terms of the Plan shall govern all Awards granted under the Plan, and in no event shall the Administrator have the power to grant any Award under the Plan which is contrary to any of the provisions of the Plan. In the event any provision of any Award granted under the Plan shall conflict with any term in the Plan as constituted on the Date of Grant of such Award, the term in the Plan as constituted on the Date of Grant of such Award shall control. Except as provided in Section 4.03,
(i) the terms of any Award granted under the Plan may not be changed after the granting of such Award without the express approval of the Participant and (ii) no modification may be made to an Award granted to an Officer except in compliance with Rule 16b-3.

     11.03 Modification of Award After Grant. Each Award granted under the Plan to a Participant other than an Officer may be modified after the date of its grant by express written agreement between the Company and the Participant, provided that such change (i) shall not be inconsistent with the terms of the Plan and (ii) shall be approved by the Administrator. No modifications may be made to any Awards granted to an Officer except in compliance with Rule 16b-3.

     11.04 Taxes. The Company shall be entitled, if the Administrator deems it necessary or desirable, to withhold (or secure payment from the Participant in lieu of withholding) the amount of any withholding or other tax required by law to be withheld or paid by the Company with respect to any amount payable and/or shares issuable under such Participant's Award, or with respect to any income recognized upon a disqualifying disposition of shares received pursuant to the exercise of an Incentive Stock Option, and the Company may defer payment or issuance of the cash or stock upon exercise or vesting of an Award unless indemnified to its satisfaction against any liability for such tax. The amount of such withholding or tax payment shall be determined by the Administrator and, unless otherwise provided by the Administrator, shall be payable by the Participant at the time of issuance or payment in accordance with the following rules:

          (a) A Participant, other than an Officer, shall have the right to elect to meet his or her withholding requirement by: (1) having the Company withhold from such Award the appropriate number of shares of Common Stock, rounded out to the next whole number, the Fair Market Value of which is equal to such amount, or, in the case of the cash payment, the amount of cash, as is determined by the Company to be sufficient to satisfy applicable tax withholding requirements; or (2) direct payment to the Company in cash of the amount of any taxes required to be withheld with respect to such Award. (b) Unless otherwise provided by the Administrator, with respect to Officers, the Company shall withhold from such Award the appropriate number of shares of Common Stock, rounded up to the next whole number, the Fair Market Value of which is equal to the amount, as determined by the Administrator, (or, in the case of a cash payment, the amount of cash) required to satisfy applicable tax withholding requirements.

          (c) In the event that an Award or property received upon exercise of an Award has already been transferred to the Participant on the date upon which withholding requirements apply, the Participant shall pay directly to the Company the cash amount determined by the Company to be sufficient to satisfy applicable federal, state or local withholding requirements. The Participant shall provide to the Company such information as the Company shall require to determine the amounts to be withheld and the time such withholding requirements become applicable.

          (d) If permitted under applicable federal income tax laws, a Participant may elect to be taxed in the year in which an Award is exercised or received, even if it would not otherwise have become taxable to the Participant. If the Participant makes such an election, the Participant shall promptly notify the Company in writing and shall provide the Company with a copy of the executed election form as filed with the Internal Revenue Service no later than thirty days from the date of exercise or receipt. Promptly following such notification, the Participant shall pay directly to the Company the cash amount determined by the Company to be sufficient to satisfy applicable federal, state or local withholding tax requirements.

     11.05 Limitations on Transfer. A Participant's rights and interest under the Plan may not be assigned or transferred other than by will or the laws of descent and distribution. Notwithstanding the foregoing, or any other provision of this Plan, a Participant who holds Non-Qualified Stock Options may transfer such Options to his or her spouse, lineal ascendants, lineal descendants, or to a duly established trust for the benefit of one or more of these individuals. Options so transferred may thereafter be transferred only to the Participant who originally received the Options or to an individual or trust to whom the Participant could have initially transferred the Option pursuant to this Section
11.05. Options which are transferred pursuant to this Section 11.05 shall be exercisable by the transferee according to the same terms and conditions as applied to the Participant.

     11.06 Surrender of Awards. Any Award granted under the Plan may be surrendered to the Company for cancellation on such terms as the Administrator and Participant approve, including, but not limited to, terms which provide that upon such surrender the Company will pay to the Participant cash or Common Stock, or a combination of cash and Common Stock.

                                  ARTICLE XII.

                               GENERAL PROVISIONS

     12.01 Amendment and Termination of Plan.

          (a) Amendment. The Board shall have complete power and authority to amend the Plan at any time and to add any other stock based Award or other incentive compensation programs to the Plan as it deems necessary or appropriate and no approval by the stockholders of the Company or by any other person, committee or entity of any kind shall be required to make any amendment; provided, however, that the Board shall not, without the requisite affirmative approval of the stockholders of the Company, (i) make any amendment which requires stockholder approval under any applicable law, including Rule 16b-3 or the Code; or (ii) which, unless approved by the requisite affirmative approval of stockholders of the Company, would cause, result in or give rise to "applicable employee remuneration" within the meaning of Section 162(m) of the Code with respect to any Performance Based Option. No termination or amendment of the Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted under the Plan, adversely affect the right of such individual under such Award. For the purposes of this section, an amendment to the Plan shall be deemed to have the affirmative approval of the stockholders of the Company if such amendment shall have been submitted for a vote by the stockholders at a duly called meeting of such stockholders at which a quorum was present and the majority of votes cast with respect to such amendment at such meeting shall have been cast in favor of such amendment, or if the holders of outstanding stock having not less than a majority of the outstanding shares consent to such amendment in writing in the manner provided under the Company's bylaws.

          (b) Termination. The Board shall have the right and the power to terminate the Plan at any time. If the Plan is not earlier terminated, the Plan shall terminate when all shares authorized under the Plan have been issued. No Award shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect and any Award outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such Award to the same extent such award would have been exercisable if the Plan had not been terminated.

     12.02 No Right To Employment Or To Continue As Director. No employee or other person shall have any claim or right to be granted an Award under this Plan. Neither the Plan nor any action taken hereunder shall be construed as giving any employee any right to be retained in the employ of the Company or a Subsidiary of the Company. Neither the Plan nor any action taken hereunder shall be construed as giving any Director any right to be retained as a Director, or to limit in any way the right of the stockholders of the Company to remove such person as a Director.

     12.03 Compliance with Rule 16b-3. It is intended that the Plan be applied and administered in compliance with Rule 16b-3. If any provision of the Plan would be in violation of Rule 16b-3 if applied as written, such provision shall not have effect as written and shall be given effect so as to comply with Rule 16b-3, as determined by the Administrator. The Board is authorized to amend the Plan and to make any such modifications to Award Agreements to comply with Rule 16b-3, as it may be amended from time to time, and to make any other such amendments or modifications as it deems necessary or appropriate to better accomplish the purposes of the Plan in light of any amendments made to Rule 16b-3.

     12.04 Securities Law Restrictions. The shares of Common Stock issuable pursuant to the terms of any Awards granted under the Plan may not be issued by the Company without registration or qualification of such shares under the Securities Act of 1933, as amended, or under various state securities laws or without an exemption from such registration requirements. Unless the shares to be issued under the Plan have been registered and/or qualified as appropriate, the Company shall be under no obligation to issue shares of Common Stock upon exercise of an Award unless and until such time as there is an appropriate exemption available from the registration or qualification requirements of federal or state law as determined by the Administrator in its sole discretion. The Administrator may require any person who is granted an award hereunder to agree with the Company to represent and agree in writing that if such shares are issuable under an exemption from registration requirements, the shares will be "restricted" securities which may be resold only in compliance with applicable securities laws, and that such person is acquiring the shares issued upon exercise of the Award for investment, and not with the view toward distribution.

     12.05 Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock or stock options otherwise than under the Plan.

     12.06 Captions. The captions (i.e., all section headings) used in the Plan are for convenience only, do not constitute a part of the Plan, and shall not be deemed to limit, characterize or affect in any way any provisions of the Plan, and all provisions of the Plan shall be construed as if no captions have been used in the Plan.

     12.07 Severability. Whenever possible, each provision in the Plan and every Award at any time granted under the Plan shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of the Plan or any Award at any time granted under the Plan shall be held to be prohibited or invalid under applicable law, then (a) such provision shall be deemed amended to accomplish the objectives of the provision as originally written to the fullest extent permitted by law and (b) all other provisions of the Plan and every other Award at any time granted under the Plan shall remain in full force and effect.

     12.08 No Strict Construction. No rule of strict construction shall be implied against the Company, the Administrator, or any other person in the interpretation of any of the terms of the Plan, any Award granted under the Plan or any rule or procedure established by the Administrator.

     12.09 Choice of Law. The Plan shall be governed by and construed in accordance with the laws of the State of Michigan.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Bingham's restated articles of incorporation contain a provision, authorized by the Michigan Business Corporation Act, designed to eliminate in certain circumstances the personal liability of directors for monetary damages to Bingham or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his or her duty of loyalty to Bingham or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption that was prohibited under Michigan law, derived an improper personal benefit or for any act or omission that occurred before the effective date of the provision of the articles of incorporation. This provision will not limit or eliminate the rights of Bingham or any stockholder to seek an injunction or any other non-monetary relief if a director breaches his or her duty of care. In addition, this provision applies only to claims against a director arising out of his or her role as a director and does not relieve a director from liability unrelated to his or her fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

     Bingham's restated articles of incorporation and bylaws also provide that Bingham will indemnify all of its directors and officers to the fullest extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding may be indemnified if the board of directors determines the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Bingham or its stockholders. Bingham's restated articles of incorporation and bylaws are set forth at Exhibits 3.1 and 3.2 to this registration statement.

     Michigan corporations are also authorized to obtain insurance to protect directors and officers from certain liabilities, including liabilities against which corporations cannot indemnify their directors and officers. Bingham maintains directors' and officers' liability insurance.

     Bingham also has agreements with its directors providing for indemnification and advancement of expenses. A form of the indemnification agreements is set forth as Exhibit 10.2 to this registration statement.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

     (a) Exhibits.

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.1            Amended and Restated Agreement and Plan of Merger dated May
                         16, 2000 between Bingham and Franklin. (included as Appendix
                         A to the proxy statement/ prospectus).
          2.2            Agreement and Plan of Merger dated as of February 17, 1998 among Bingham, BAC Acquiring Corp., BSC Acquiring Corp.,
                         Bloomfield Acceptance Company, L.L.C., and Bloomfield
                         Servicing Company, L.L.C. (incorporated by reference to
                         Exhibit 2.1 to Bingham's Report on Form 8-K filed March 13,
                         1998)
          2.3            Reorganization Agreement dated as of June 30, 1999 among
                         Bingham, DMR Financial Services, Inc., Hartger & Willard
                         Mortgage Associates, Inc. and Detroit Mortgage and Realty
                         Company (incorporated by reference to Exhibit 2.1 to
                         Bingham's Report on Form 8-K filed July 14, 1999)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
          2.4            Purchase Agreement dated as of November 27, 1999 by and
                         among DFI Acquiring Corp., Dynex Capital, Inc., Dynex
                         Holding, Inc. and Dynex Financial, Inc. (incorporated by
                         reference to Exhibit 2.1 to Bingham's Report on Form 8-K
                         filed December 30, 1999)
          3.1            Amended and Restated Articles of Incorporation of Bingham
                         (incorporated by reference to Exhibit 3.1 to Bingham's
                         Registration Statement on Form S-1; file no. 333-34453)
          3.2            Amended and Restated Bylaws of Bingham (incorporated by
                         reference to Exhibit 3.3 to Bingham's Registration Statement on Form S-1; file no. 333-34453)
          4.1            Shareholders Agreement dated March 5, 1998 (incorporated by reference to Exhibit 2.7 to Bingham's Report on Form 8-K
                         filed March 13, 1998)
          4.2            Amendment to Merger Agreement, Shareholders Agreement and
                         Employment Agreements dated February 21, 1999 (incorporated by reference to Exhibit 4.2 to Bingham's Annual Report on
                         Form 10-K for the year ended September 30, 1999)
          4.3            Bloomfield Shareholders Agreement dated March 5, 1998
                         (incorporated by reference to Exhibit 2.6 to Bingham's
                         Report on Form 8-K filed March 13, 1998)
          4.4            Form of Registration Rights Agreement dated April 27, 1999 with respect to an aggregate of 800,330 shares (filed
                         herewith)
          5.1*           Opinion of Jaffe, Raitt, Heuer & Weiss, Professional
                         Corporation regarding legality of securities being
                         registered
          8.1*           Opinion of Jaffe, Raitt, Heuer & Weiss, Professional
                         Corporation regarding tax matters
          8.2*           Opinion of Bodman, Longley & Dahling LLP regarding tax
                         matters
         10.1            Bingham Financial Services Corporation Second Amended and
                         Restated 1997 Stock Option Plan (included as Appendix E to the proxy statement/prospectus)
         10.2            Form of Indemnification Agreement between Bingham and its
                         directors (incorporated by reference to Exhibit 10.4 to
                         Bingham's Registration Statement on Form S-1; file no.
                         333-34453)
         10.3            Administration Agreement dated July 1, 1997 between Bingham and Sun Communities, Inc. (incorporated by reference to
                         Exhibit 10.3 to Bingham's Registration Statement on Form
                         S-1; file no. 333-34453)
         10.4            Participants Support Agreement between Bingham and Sun
                         Communities, Inc. (assigned to Sun Communities Operating
                         Limited Partnership as of December 31, 1997) entered into on
                         September 30, 1997, effective as of July 1, 1997
                         (incorporated by reference to Exhibit 10.1 to Bingham's
                         Registration Statement on Form S-1; file no. 333-34453)
         10.5            Amendment to Participants Support Agreement dated April 1,
                         1999 between Bingham and Sun Communities Operating Limited
                         Partnership (incorporated by reference to Exhibit 10.2 to
                         Bingham's Annual Report on Form 10-K for the year ended
                         September 30, 1999)
         10.6            Subordinated Loan Agreement dated September 30, 1997 between
                         Bingham and Sun Communities, Inc. (assigned to Sun
                         Communities Operating Limited Partnership as of December 31,
                         1997) (incorporated by reference to Exhibit 10.7 to
                         Bingham's Registration Statement on Form S-1; file no.
                         333-34453)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.7            Term Promissory Note dated September 30, 1997 executed by
                         Bingham in favor of Sun Communities, Inc. (assigned to Sun
                         Communities Operating Limited Partnership as of December 31,
                         1997) (incorporated by reference to Exhibit 10.9 to
                         Bingham's Registration Statement on Form S-1; file no.
                         333-34453)
         10.8            Detachable Warrant Agreement dated September 30, 1997
                         (incorporated by reference to Exhibit 10.12 to Bingham's
                         Registration Statement on Form S-1; file no. 333-34453)
         10.9            Loan Agreement dated March 1, 1998 between Bingham and Sun
                         Communities Operating Limited Partnership (incorporated by reference to Exhibit 10.10 to Bingham's Annual Report on
                         Form 10-K for the year ended September 30, 1998)
         10.10           Employment Agreement dated March 4, 1998 between Bingham and
                         Daniel E. Bober (incorporated by reference to Exhibit 2.4 to
                         Bingham's Report on Form 8-K filed March 13, 1998)
         10.11           Employment Agreement dated March 4, 1998 between Bingham and
                         Creighton J. Weber (incorporated by reference to Exhibit 2.5 to Bingham's Report on Form 8-K filed March 13, 1998)
         10.12           Certificate of Merger for BAC Acquiring Corp. and Bloomfield
                         Acceptance Company, L.L.C. dated March 5, 1998 (incorporated by reference to Exhibit 2.2 to Bingham's Report on Form 8-K filed March 13, 1998)
         10.13           Certificate of Merger for BSC Acquiring Corp. and Bloomfield
                         Servicing Company, L.L.C. dated March 13, 1998 (incorporated by reference to Exhibit 2.3 to Bingham's Report on Form 8-K filed March 13, 1998)
         10.14           Loan Agreement dated March 30, 1999 between Bingham and Sun
                         Communities Operating Limited Partnership (incorporated by reference to Exhibit 10.12 to Bingham's Annual Report on
                         Form 10-K for the year ended September 30, 1999)
         10.15           Demand Promissory Note dated March 30, 1999 executed by
                         Bingham in favor of Sun Communities Operating Limited
                         Partnership (incorporated by reference to Exhibit 10.13 to
                         Bingham's Annual Report on Form 10-K for the year ended
                         September 30, 1999)
         10.16           Amendment dated June 11, 1999 to Subordinated Loan Agreement dated September 30, 1997 between Bingham and Sun Communities
                         Operating Limited Partnership (incorporated by reference to
                         Exhibit 10.16 to Bingham's Annual Report on Form 10-K for
                         the year ended September 30, 1999)
         10.17           Amendment dated June 11, 1999 to Loan Agreement dated March
                         1, 1998 between Bingham and Sun Communities Operating
                         Limited Partnership (incorporated by reference to Exhibit
                         10.14 to Bingham's Annual Report on Form 10-K for the year ended September 30, 1999)
         10.18           Security Agreement dated December 13, 1999 between Sun
                         Communities Operating Limited Partnership and Bingham (filed herewith)
         10.19           Second Amended Demand Promissory Note dated December 13,
                         1999 executed by Bingham in favor of Sun Communities
                         Operating Limited Partnership (filed herewith)
         10.20           Employment Agreement dated January 1, 2000 between Bingham and Ronald A. Klein (filed herewith)
         10.21           Second Amended and Restated Master Repurchase Agreement
                         dated as of March 15, 2000 among Lehman Commercial Paper
                         Inc., Bloomfield Acceptance Company, LLC, MHFC, Inc., and
                         Dynex Financial, Inc. (filed herewith)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.22           Amendment No. 1 dated March 16, 2000 to the Second Amended and Restated Master Repurchase Agreement (filed herewith)
         10.23           Stock Purchase Agreement dated as of March 17, 2000 between
                         Bingham and Gwenuc, LLC (incorporated by reference to
                         Exhibit 2.2 to Bingham's Report on Form 8-K filed March 23,
                         2000)
         10.24           Credit Agreement dated March 31, 2000 among Bingham, Dynex
                         Financial, Inc., and Michigan National Bank (filed herewith)
         10.25           Secured Promissory Note dated March 31, 2000 executed by
                         Bingham and Dynex Financial in favor of Michigan National
                         Bank (filed herewith)
         10.26           Security Agreement dated March 31, 2000 between Michigan
                         National Bank and Dynex Financial, Inc. (filed herewith)
         10.27           Security Agreement dated March 31, 2000 between Michigan
                         National Bank and Bingham (filed herewith)
         10.28*          Warehousing Credit and Security Agreement dated as of April
                         1, 2000 between Bloomfield Servicing Company, L.L.C.,
                         Bloomfield Acceptance Company, L.L.C. and Residential
                         Funding Corporation
         11              Calculation of Earnings Per Share (incorporated by reference to Bingham's Annual Report on Form 10-K for the year ended
                         September 30, 1999)
         21              List of Bingham's subsidiaries (filed herewith)
         23.1            Consent of Plante & Moran, LLP (filed herewith)
         23.2            Consent of PricewaterhouseCoopers LLP. (filed herewith)
         23.3            Consent of Grant Thornton LLP. (filed herewith)
         23.4            Consents of Jaffe, Raitt, Heuer & Weiss, Professional
                         Corporation (included in Exhibits 5.1 and 8.2)
         23.5            Consent of Bodman, Longley & Dahling LLP (included in
                         Exhibit 8.2)
         23.6            Consent of Keefe, Bruyette & Woods, Inc. (included in
                         Appendix C to the proxy statement/prospectus)
         23.7            Consent of Raymond James & Associates, Inc. (included in
                         Appendix B to the proxy statement/prospectus)
         99.1*           Consents of Franklin directors
         99.2            Form of proxy card of Bingham (filed herewith)
         99.3            Form of proxy card of Franklin (filed herewith)

-------------------------
* To be filed by amendment.

     (b) Financial Statement Schedules.

     Schedules are omitted because they either are not required or are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

     (c) Reports, Opinions and Appraisals.

     The information provided pursuant to Item 4(b) of Form S-4 is furnished as Appendices B and C of the proxy.

ITEM 22. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant undertakes that every prospectus: (A) that is filed pursuant to paragraph (1) immediately preceding, or (B) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Michigan, on May 30, 2000.

                                            BINGHAM FINANCIAL SERVICES
                                            CORPORATION,
                                            a Michigan corporation

                                            By:     /s/ RONALD A. KLEIN
                                              ----------------------------------
                                                Ronald A. Klein,
                                                President and Chief Executive
                                                Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                        NAME                                          TITLE                     DATE
                        ----                                          -----                     ----

                 /s/ RONALD A. KLEIN                     President, Chief Executive        May 30, 2000
-----------------------------------------------------      Officer and Director
                   Ronald A. Klein                         (principal executive officer)

                /s/ GARY A. SHIFFMAN                     Chairman of the Board and         May 30, 2000
-----------------------------------------------------      Secretary
                  Gary A. Shiffman

             /s/ W. ANDERSON GEATER, JR.                 Chief Financial Officer and       May 30, 2000
-----------------------------------------------------      Treasurer (principal
               W. Anderson Geater, Jr.                     accounting and financial
                                                           officer)

                 /s/ ROBERT H. ORLEY                     Director                          April 26, 2000
-----------------------------------------------------
                   Robert H. Orley

                /s/ BRIAN M. HERMELIN                    Director                          April 27, 2000
-----------------------------------------------------
                  Brian M. Hermelin

                 /s/ DANIEL E. BOBER                     Director                          May 17, 2000
-----------------------------------------------------
                   Daniel E. Bober

               /s/ CREIGHTON J. WEBER                    Director                          May 30, 2000
-----------------------------------------------------
                 Creighton J. Weber

                 /s/ ARTHUR A. WEISS                     Director                          May 30, 2000
-----------------------------------------------------
                   Arthur A. Weiss

                 /s/ MARK A. GORDON                      Director                          April 28, 2000
-----------------------------------------------------
                   Mark A. Gordon

                  /s/ JAMES RAISKIN                      Director                          May 30, 2000
-----------------------------------------------------
                    James Raiskin

                                 EXHIBIT INDEX

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

          2.1            Amended and Restated Agreement and Plan of Merger dated May
                         16, 2000 between Bingham and Franklin. (included as Appendix
                         A to the proxy statement/prospectus).
          2.2            Agreement and Plan of Merger dated as of February 17, 1998 among Bingham, BAC Acquiring Corp., BSC Acquiring Corp.,
                         Bloomfield Acceptance Company, L.L.C., and Bloomfield
                         Servicing Company, L.L.C. (incorporated by reference to
                         Exhibit 2.1 to Bingham's Report on Form 8-K filed March 13,
                         1998)
          2.3            Reorganization Agreement dated as of June 30, 1999 among
                         Bingham, DMR Financial Services, Inc., Hartger & Willard
                         Mortgage Associates, Inc. and Detroit Mortgage and Realty
                         Company (incorporated by reference to Exhibit 2.1 to
                         Bingham's Report on Form 8-K filed July 14, 1999)
          2.4            Purchase Agreement dated as of November 27, 1999 by and
                         among DFI Acquiring Corp., Dynex Capital, Inc., Dynex
                         Holding, Inc. and Dynex Financial, Inc. (incorporated by
                         reference to Exhibit 2.1 to Bingham's Report on Form 8-K
                         filed December 30, 1999)
          3.1            Amended and Restated Articles of Incorporation of Bingham
                         (incorporated by reference to Exhibit 3.1 to Bingham's
                         Registration Statement on Form S-1; file no. 333-34453)
          3.2            Amended and Restated Bylaws of Bingham (incorporated by
                         reference to Exhibit 3.3 to Bingham's Registration Statement on Form S-1; file no. 333-34453)
          4.1            Shareholders Agreement dated March 5, 1998 (incorporated by reference to Exhibit 2.7 to Bingham's Report on Form 8-K
                         filed March 13, 1998)
          4.2            Amendment to Merger Agreement, Shareholders Agreement and
                         Employment Agreements dated February 21, 1999 (incorporated by reference to Exhibit 4.2 to Bingham's Annual Report on
                         Form 10-K for the year ended September 30, 1999)
          4.3            Bloomfield Shareholders Agreement dated March 5, 1998
                         (incorporated by reference to Exhibit 2.6 to Bingham's
                         Report on Form 8-K filed March 13, 1998)
          4.4            Form of Registration Rights Agreement dated April 27, 1999 with respect to an aggregate of 800,330 shares (filed
                         herewith)
          5.1*           Opinion of Jaffe, Raitt, Heuer & Weiss, Professional
                         Corporation regarding legality of securities being
                         registered
          8.1*           Opinion of Jaffe, Raitt, Heuer & Weiss, Professional
                         Corporation regarding tax matters
          8.2*           Opinion of Bodman, Longley & Dahling LLP regarding tax
                         matters
         10.1            Bingham Financial Services Corporation Second Amended and
                         Restated 1997 Stock Option Plan (included as Appendix E to the proxy statement/prospectus)
         10.2            Form of Indemnification Agreement between Bingham and its
                         directors (incorporated by reference to Exhibit 10.4 to
                         Bingham's Registration Statement on Form S-1; file no.
                         333-34453)
         10.3            Administration Agreement dated July 1, 1997 between Bingham and Sun Communities, Inc. (incorporated by reference to
                         Exhibit 10.3 to Bingham's Registration Statement on Form
                         S-1; file no. 333-34453)
         10.4            Participants Support Agreement between Bingham and Sun
                         Communities, Inc. (assigned to Sun Communities Operating
                         Limited Partnership as of December 31, 1997) entered into on
                         September 30, 1997, effective as of July 1, 1997
                         (incorporated by reference to Exhibit 10.1 to Bingham's
                         Registration Statement on Form S-1; file no. 333-34453)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.5            Amendment to Participants Support Agreement dated April 1,
                         1999 between Bingham and Sun Communities Operating Limited
                         Partnership (incorporated by reference to Exhibit 10.2 to
                         Bingham's Annual Report on Form 10-K for the year ended
                         September 30, 1999)
         10.6            Subordinated Loan Agreement dated September 30, 1997 between
                         Bingham and Sun Communities, Inc. (assigned to Sun
                         Communities Operating Limited Partnership as of December 31,
                         1997) (incorporated by reference to Exhibit 10.7 to
                         Bingham's Registration Statement on Form S-1; file no.
                         333-34453)
         10.7            Term Promissory Note dated September 30, 1997 executed by
                         Bingham in favor of Sun Communities, Inc. (assigned to Sun
                         Communities Operating Limited Partnership as of December 31,
                         1997) (incorporated by reference to Exhibit 10.9 to
                         Bingham's Registration Statement on Form S-1; file no.
                         333-34453)
         10.8            Detachable Warrant Agreement dated September 30, 1997
                         (incorporated by reference to Exhibit 10.12 to Bingham's
                         Registration Statement on Form S-1; file no. 333-34453)
         10.9            Loan Agreement dated March 1, 1998 between Bingham and Sun
                         Communities Operating Limited Partnership (incorporated by reference to Exhibit 10.10 to Bingham's Annual Report on
                         Form 10-K for the year ended September 30, 1998)
         10.10           Employment Agreement dated March 4, 1998 between Bingham and
                         Daniel E. Bober (incorporated by reference to Exhibit 2.4 to
                         Bingham's Report on Form 8-K filed March 13, 1998)
         10.11           Employment Agreement dated March 4, 1998 between Bingham and
                         Creighton J. Weber (incorporated by reference to Exhibit 2.5 to Bingham's Report on Form 8-K filed March 13, 1998)
         10.12           Certificate of Merger for BAC Acquiring Corp. and Bloomfield
                         Acceptance Company, L.L.C. dated March 5, 1998 (incorporated by reference to Exhibit 2.2 to Bingham's Report on Form 8-K filed March 13, 1998)
         10.13           Certificate of Merger for BSC Acquiring Corp. and Bloomfield
                         Servicing Company, L.L.C. dated March 13, 1998 (incorporated by reference to Exhibit 2.3 to Bingham's Report on Form 8-K filed March 13, 1998)
         10.14           Loan Agreement dated March 30, 1999 between Bingham and Sun
                         Communities Operating Limited Partnership (incorporated by reference to Exhibit 10.12 to Bingham's Annual Report on
                         Form 10-K for the year ended September 30, 1999)
         10.15           Demand Promissory Note dated March 30, 1999 executed by
                         Bingham in favor of Sun Communities Operating Limited
                         Partnership (incorporated by reference to Exhibit 10.13 to
                         Bingham's Annual Report on Form 10-K for the year ended
                         September 30, 1999)
         10.16           Amendment dated June 11, 1999 to Subordinated Loan Agreement dated September 30, 1997 between Bingham and Sun Communities
                         Operating Limited Partnership (incorporated by reference to
                         Exhibit 10.16 to Bingham's Annual Report on Form 10-K for
                         the year ended September 30, 1999)
         10.17           Amendment dated June 11, 1999 to Loan Agreement dated March
                         1, 1998 between Bingham and Sun Communities Operating
                         Limited Partnership (incorporated by reference to Exhibit
                         10.14 to Bingham's Annual Report on Form 10-K for the year ended September 30, 1999)
         10.18           Security Agreement dated December 13, 1999 between Sun
                         Communities Operating Limited Partnership and Bingham (filed herewith)
         10.19           Second Amended Demand Promissory Note dated December 13,
                         1999 executed by Bingham in favor of Sun Communities
                         Operating Limited Partnership (filed herewith)

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.20           Employment Agreement dated January 1, 2000 between Bingham and Ronald A. Klein (filed herewith)
         10.21           Second Amended and Restated Master Repurchase Agreement
                         dated as of March 15, 2000 among Lehman Commercial Paper
                         Inc., Bloomfield Acceptance Company, LLC, MHFC, Inc., and
                         Dynex Financial, Inc. (filed herewith)
         10.22           Amendment No. 1 dated March 16, 2000 to the Second Amended and Restated Master Repurchase Agreement (filed herewith)
         10.23           Stock Purchase Agreement dated as of March 17, 2000 between
                         Bingham and Gwenuc, LLC (incorporated by reference to
                         Exhibit 2.2 to Bingham's Report on Form 8-K filed March 23,
                         2000)
         10.24           Credit Agreement dated March 31, 2000 among Bingham, Dynex
                         Financial, Inc., and Michigan National Bank (filed herewith)
         10.25           Secured Promissory Note dated March 31, 2000 executed by
                         Bingham and Dynex Financial in favor of Michigan National
                         Bank (filed herewith)
         10.26           Security Agreement dated March 31, 2000 between Michigan
                         National Bank and Dynex Financial, Inc. (filed herewith)
         10.27           Security Agreement dated March 31, 2000 between Michigan
                         National Bank and Bingham (filed herewith)
         10.28*          Warehousing Credit and Security Agreement dated as of April
                         1, 2000 between Bloomfield Servicing Company, L.L.C.,
                         Bloomfield Acceptance Company, L.L.C. and Residential
                         Funding Corporation
         11              Calculation of Earnings Per Share (incorporated by reference to Bingham's Annual Report on Form 10-K for the year ended
                         September 30, 1999)
         21              List of Bingham's subsidiaries (filed herewith)
         23.1            Consent of Plante & Moran, LLP (filed herewith)
         23.2            Consent of PricewaterhouseCoopers LLP. (filed herewith)
         23.3            Consent of Grant Thornton LLP. (filed herewith)
         23.4            Consents of Jaffe, Raitt, Heuer & Weiss, Professional
                         Corporation (included in Exhibits 5.1 and 8.2)
         23.5            Consent of Bodman, Longley & Dahling LLP (included in
                         Exhibit 8.2)
         23.6            Consent of Keefe, Bruyette & Woods, Inc. (included in
                         Appendix C to the proxy statement/prospectus)
         23.7            Consent of Raymond James & Associates, Inc. (included in
                         Appendix B to the proxy statement/prospectus)
         99.1*           Consents of Franklin directors
         99.2            Form of proxy card of Bingham (filed herewith)
         99.3            Form of proxy card of Franklin (filed herewith)

-------------------------
* To be filed by amendment.